Form 20-F
period 2001-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2002-02-21
CIK 1067386

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------
                                    FORM 20-F

(Mark One):
[_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities
    Exchange Act of 1934; or
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act
    of 1934
        For the fiscal year ended September 30, 2001; or
[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934
        For the transition period from _________ to _________
                        Commission file number 000-31116

                     CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

             (Exact name of registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)

                                The Science Park
                        Melbourn, Cambridgeshire England SG8 6JJ
                    (Address of Principal Executive Offices)

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                           American Depositary Shares
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          American Depositary Shares: 355,553 as of September 30, 2001
              Ordinary Shares: 35,455,865 as of September 30, 2001

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                 Yes   X        No_________     Not Applicable ____
                     -----

Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 ___     Item 18  X
                                                  ---

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the Annual Report on Form 20-F of Cambridge Antibody Technology Group plc (the "Company") set out below is being incorporated by reference from the Company's "Annual Report and Accounts and Form 20-F for the year ended September 30, 2001" filed as Exhibit 99.1 to the Company's Report on Form 6-K dated December 31, 2001 and attached as Exhibit
99.1 to this Form 20-F (the "Annual Report").

     References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

     The information set forth under the heading "Forward Looking Statements" in
Note 28 to the financial statements included in the Annual Report is incorporated herein by reference.

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 - KEY INFORMATION

     A.   Selected Financial Data

     The information set forth under the headings "Exchange Rate Information" in
Note 28 to the financial statements in and "Selected Financial Data" in the Annual Report is incorporated herein by reference.

     B.   Capitalization and Indebtedness

     Not applicable.

     C.   Reason for the Offer and Use of Proceeds

     Not applicable.

     D.   Risk Factors

     The information set forth under the heading "Risk factors" contained in
Note 28 to the financial statements included in the Annual Report is incorporated herein by reference.

ITEM 4 - INFORMATION ON THE COMPANY

     A.   History and Development of the Company

     The information set forth under the heading "The Company" in Note 28 to the financial statements, the heading "Company Secretary and Registered Office" and in the second paragraph under the heading "Liquidity and Capital Resources" in the Annual Report is incorporated herein by reference.

     B.   Business Overview

     The information set forth under the headings "Chairman's Statement", "Review of the Year" (including information under the subheadings beginning with "Company expertise" through and including "Significant corporate milestones"),
Note 2 to the financial statements, "Turnover and ordinary activities before taxation" (the second table only) and "Material Contracts" in Note 28 to the financial statements in the Annual Report is incorporated herein by reference.

     Recent Developments

     Offer to Purchase Shares of Drug Royalty Corporation Inc.

     The Company and Drug Royalty Corporation ("DRC"), a Canada-based company whose shares are listed on the Toronto Stock Exchange and whose assets primarily consist of a portfolio of investments in the global healthcare market consisting of royalty streams generated from participants in the healthcare sector, entered into a definitive agreement on January 16, 2002 pursuant to which the Company made an offer by way of a takeover bid for all of the issued shares of DRC. Formal offer documentation was mailed to DRC's shareholders on February 4, 2002. The initial expiry date of the offer is March 12, 2002, unless the offer is extended.

     DRC's board of directors has recommended that DRC's shareholders accept the offer. Certain DRC shareholders, holding in aggregate approximately 30% of DRC's fully diluted share capital, have agreed to tender their shares to the offer.

     Under the terms of the definitive agreement, the Company offered DRC shareholders C$3.00 per DRC share in its shares or American Depositary Shares ("ADSs"). The number of shares or ADSs to be paid to DRC's shareholders will be determined by a formula that divides C$3.00 by the volume weighted average of the trading prices of the shares on the London Stock Exchange for the ten trading days randomly selected from the fifteen trading days ending four days immediately prior to the initial expiry date, converted into Canadian dollars at a pound sterling/Canadian dollar exchange rate based on the average noon spot exchange rate for the same ten trading days, subject to a minimum exchange ratio of 0.063. This ratio will be announced upon its determination four days immediately prior to the initial expiry date of the offer and will thereafter remain fixed including for any extensions of the offer.

     If the share exchange ratio is greater than 0.076 but less than or equal to 0.087, the Company will pay the amount of consideration attributable to such excess in either or any combination it elects of cash, shares or ADSs (depending on the form of consideration chosen by the shareholder). If the share exchange ratio exceeds 0.087, the Company will not be required to complete the transaction. The Company in such circumstance may nevertheless choose at the time the share exchange ratio is announced to complete the transaction.

     The offer is subject to other customary conditions for a Canadian transaction of this type, including a minimum level of acceptances of 66 2/3% of the outstanding shares of DRC and the admission of the new shares to be issued pursuant to the offer to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange.

     The Company's offer values DRC at approximately C$126.2 million ((pound)55.0 million) on a fully diluted basis.

     The Company and DRC also agreed to amend their royalty agreement (described in "Material Contracts" in Note 28 to the financial statements in the Annual Report) to permit the Company to terminate the agreement upon payment to DRC of C$14 million ((pound)6.1 million) in cash or shares or a combination of shares and cash at the Company's election, in certain circumstances in the event of a change of control of DRC.

     MorphoSys Litigation

     In MorphoSys' patent proceedings relating to the Company's Griffiths patent pending in the U.S. District Court in Washington D.C., the court ruled on December 21, 2002, that it intended to rule that MorphoSys did not infringe the Company's Griffiths patent unless the court was persuaded by January 15, 2002 that there was a genuine issue of any material fact which would require the matter to be retired before a jury. The Company filed further submissions on this point prior to the January 15 deadline and MorphoSys responded on January 28, 2002. The parties are currently awaiting the court's decision.

     C.   Organizational Structure

     The information set forth in the second table under Note 11 to the financial statements, "Fixed asset investments" and under "Basis of Consolidation" under Note 1 to the financial statements, "Accounting policies" in the Annual Report is incorporated herein by reference.

     D.   Property, Plants and Equipment

     The information set forth in the second paragraph under the heading "Significant corporate milestones", in the second paragraph under the heading "Liquidity and capital resources" and under the heading "Facilities" in Note 28 to the financial statements in the Annual Report is incorporated herein by reference.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information set forth under the heading "Financial Review" in the Annual Report is incorporated herein by reference.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   Directors and Senior Management

     The information set forth under the headings "Board of Directors", "Senior Executives", and "Scientific Advisory Board" in the Annual Report is incorporated herein by reference.

     B.   Compensation

     The information set forth under the heading "Remuneration Report" in the Annual Report is incorporated herein by reference.

     C.   Board Practices

     The information set forth under the headings "Board of Directors", "Remuneration Report--Notice Periods", "Corporate Governance--The Board of Directors", "Corporate Governance--The Audit Committee" and "Corporate Governance--The Remuneration Committee" is incorporated herein by reference.

     D.   Employees

     The information set forth in the first table under Note 6 to the financial statements, "Staff Costs" in the Annual Report is incorporated herein by reference.

     E.   Share Ownership

     The information set forth under the headings "Remuneration Report--Directors' Share Options", "Remuneration Report--Directors' Shareholdings", "Remuneration Report--Company Share Option Plan", "Remuneration Report--All-Employee Share Option Plan", Note 6 to the financial statements, "Staff Costs" and Note 17 to the financial statements, "Called up share capital and share premium" (in the options table) in the Annual Report is incorporated herein by reference.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The information set forth under the heading "Directors' Report--Substantial Shareholdings" and Note 25 to the financial statements, "Related party transactions" in the Annual Report is incorporated herein by reference.

ITEM 8 - FINANCIAL INFORMATION

     The information set forth under the headings "Independent Auditors' Report", "Consolidated Profit and Loss Account", "Consolidated Statement of Total Recognized Gains and Losses", "Consolidated Balance Sheet", "Company Balance Sheet", "Consolidated Cash Flow Statement" and "Notes to Financial Statements" in the Annual Report is incorporated herein by reference.

ITEM 9 - THE OFFER AND LISTING

     The information set forth under the heading "Market for CAT's Ordinary Shares" in Note 28 to the financial statements in the Annual Report is incorporated herein by reference.

     The high and low prices for the shares of the Company trading on the London and Nasdaq Stock Exchanges for November and December 2001 and January 2002 is set out below.

                                          Ordinary LSE            ADS Nasdaq
                                     ----------------------  -------------------
                                        High        Low         High      Low
                                       (pence)    (pence)      (US$)     (US$)
                                     ----------  ----------  --------- ---------
        2001          -November         1998       1650        28.82     23.15
                      -December         1973       1560        26.75     22.75
        2002          -January          1949       1403        27.25     22.07

ITEM 10 - ADDITIONAL INFORMATION

     A.   Share Capital

     Not applicable.

     B.   Memorandum and Articles of Association

     The information set forth under the heading "Description of Share Capital" in the Company's Registration Statement on Form 20-F/A, as amended, dated June 5, 2001, is incorporated herein by reference.

     C.   Material Contracts

     The information set forth under the heading "Material Contracts" in Note 28 to the financial statements in the Annual Report is incorporated herein by reference.

     D.   Exchange Controls

     None.

     E.   Taxation

     The information set forth under the headings "Taxation" in Note 28 to the financial statements and "PFIC Annual Information Statement" in the Annual Report is incorporated herein by reference.

     F.   Dividends and Paying Agents

     Not applicable.

     G.   Statement by Experts

     Not applicable.

     H.   Documents on Display

     The exhibits to this Form 20-F are available for review at the Company's registered office.

     I.   Subsidiary Information

     Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth in Note 16 to the financial statements, "Financial Instruments" in the Annual Report is incorporated herein by reference.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     (a) There has been no material default in payment of principal, interest, a sinking or purchase fund installment, or any other material default with respect to any indebtedness of the Company or any of its significant subsidiaries.

     (b) There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  applicable.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

     The information set forth under the headings "Independent Auditors' Report", "Consolidated Profit and Loss Account", "Consolidated Statement of Total Recognized Gains and Losses", "Consolidated Balance Sheet", "Company Balance Sheet", "Consolidated Cash Flow Statement" and "Notes to Financial Statements" in the Annual Report is incorporated herein by reference.

ITEM 19 - EXHIBITS

     Please see the attached "Index to Exhibits".

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                      CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC



                                      By: /s/ John Aston
                                         ---------------------------------------
                                      Name:  John Aston
                                      Title: Financial Director
                                      Date:  February 20, 2002

                                INDEX TO EXHIBITS

     Exhibit   Description
     -------   -----------

     1.1       Memorandum and Articles of Association*

     2.1       Specimen of ordinary share certificate*

     2.2       Form of Deposit Agreement*

     2.3       Form of ADR*

     +4.1 License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council*

     4.2       Lease Agreement, relating to the lease of Beech House*

     4.3 Lease Agreement, relating to the lease of a building in South Cambridgeshire, England*

     4.4 Lease Agreement, relating to facilities to be constructed in the future*

     +4.5 Development and License agreement, dated April 1, 1995 by and between Cambridge Antibody Technology Limited and Knoll AG*

     +4.6 Development and License Agreement, dated February 28, 1999, between Knoll AG and Cambridge Antibody Technology Limited*

     +4.7 License and Collaboration Agreement, dated as of September 27, 2000, between Cambridge Antibody Technology Limited and Genzyme Corporation*

     +4.8 Collaboration Agreement, dated August 9, 1999, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited*

     +4.9 Antibody License Agreement, dated February 29, 2000, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited*

     +4.10 Research Collaboration and Service Agreement, dated March 29, 1999, by and among Genetics Institute, Inc. and Cambridge Antibody Technology Limited*

     +4.11 Research and License Agreement, dated December 23, 1999, by and between G.D. Searle & Co. and Cambridge Antibody Technology Group plc*

     +4.12     Form of Executive Director Service Agreement*

     +4.13     Form of Non-executive Director Service Agreement*

     +4.14 Research, Development and Commercialization Agreement, dated January 24, 2001, between Elan Pharma International Limited and Cambridge Antibody Technology Limited

     8.1 List of subsidiaries. The information required by this exhibit is contained in Note 11 to the financial statements, "Fixed asset investments" in the Annual Report and is incorporated herein by reference.

    99.1       Annual Report for the Year Ended September 30, 2001.

* Filed with the Company's Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.

+    Confidential treatment requested for portions of this exhibit.