Form 20-F
period 2002-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2002-12-19
CIK 1067386

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ___________
                                    FORM 20-F

(Mark One):
[_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities
    Exchange Act of 1934; or
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act
    of 1934
         For the fiscal year ended September 30, 2002; or
[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934
         For the transition period from _________ to _________
                        Commission file number 000-31116

                     CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

             (Exact name of registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)

                                Milstein Building
                                   Granta Park
                            Cambridge England CB1 6GH
                    (Address of Principal Executive Offices)

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

          American Depositary Shares: 635,127 as of September 30, 2002
              Ordinary Shares: 36,214,349 as of September 30, 2002

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                Yes  X      No _____     Not Applicable ____
                    ---
Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item 17 ___   Item 18  X
                                                    ---

     Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Cambridge Antibody Technology Group plc (the "Company" or "CAT") as indicated below is being incorporated by reference from the Company's "Annual Report and Accounts and for the year ended September 30, 2002" filed as Exhibit 99.1 to this Form 20-F (the "Annual Report").

     Where information is being incorporated by reference as described above, unless otherwise indicated, references below to major headings in the Annual Report include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

     Information from CAT's Reports of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 2, 2002 and December 13, 2002 is being incorporated by reference into this Form 20-F as indicated below. The exhibits to such reports containing the information being incorporated by reference herein are filed as Exhibits 99.4 and 99.5 to this Form 20-F.

                           FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. All statements other than statements of historical facts included in this document, including any statements preceded by, followed by or that include the words `targets,' `plans,' `believes,' `expects,' `aims,' `intends,' `will,' `may,' `anticipates' or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

..    future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;

..    future performance in clinical trials of the product candidates that were developed using CAT's technology;

..    the ability of CAT and its collaborators to commercialize products;

..    business and management strategies and the expansion and growth of CAT's operations;

..    the effects of government regulation on CAT's business;

..    expansion and other development trends of CAT's current and future customers and its industry; and

..    acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward-looking statements are described in Item 3.C (Risk Factors).

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3 - KEY INFORMATION

         A.     Selected Financial Data

         The information set forth in the Annual Report under the heading "Selected Financial Data" is incorporated herein by reference.

         The table below sets forth, for the periods and dates indicated, information concerning the noon buying rates in New York City for pounds sterling expressed in U.S. dollars per (Pound)1.00. Fluctuations in the exchange rate between the pound sterling, as certified by the Federal Reserve Bank of New York for customs purposes, and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of CAT's shares on the Daily Official List of the London Stock Exchange plc and the market price of CAT's American Depositary Shares on the Nasdaq Stock Market. Averages represent the average of the noon buying rates in New York City on the last day of each full month during the period.

Years ended  September 30,              High      Low      Average    Period end

1998                                   1.7068    1.6114    1.6623       1.6995

1999                                   1.7222    1.5515    1.6258       1.6457

2000                                   1.6765    1.4005    1.5528       1.4787

2001                                   1.5045    1.3730    1.4410       1.4691

2002                                   1.5800    1.4074    1.4701       1.5700

         The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per (pound)1.00 for each of the previous six months. On December 13, 2002, the exchange rate was $1.5896 to (pound)1.00.

                                                          High          Low

May 2002                                                 1.4676        1.4474

June 2002                                                1.5285        1.4574

July 2002                                                1.5800        1.5206

August 2002                                              1.5709        1.5192

September 2002                                           1.5700        1.5343

October 2002                                             1.5708        1.5418

November 2002                                            1.5915        1.5440

         B.     Capitalization and Indebtedness

         Not applicable.

         C.     Reason for the Offer and Use of Proceeds

         Not applicable.

         D.     Risk Factors

         An investment in CAT's shares and American Depositary Receipts ("ADRs") is subject to certain risks and shareholders should consider the risk factors described below.

         The following describes the material risks known to CAT that could affect CAT. Additionally, some risks may be unknown to CAT and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect CAT's business, turnover, results of operations, assets, liquidity and capital resources.

CAT has a history of losses and expects to continue to incur losses for the foreseeable future.

         CAT has not yet begun to receive income resulting from the sales of any of its proposed product candidates. For the year ended September 30, 2002, CAT's consolidated losses were approximately (pound)28 million and its consolidated accumulated deficit on profit and loss account at that time was approximately (pound)84 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

CAT's early stage of development makes it difficult to evaluate its business and prospects.

         Because CAT and its collaborative partners have not begun commercial sales of CAT's products, CAT's revenue and profit potential are unproven. CAT's limited operating history makes it difficult for an investor to evaluate CAT's business and prospects. CAT's technology may not result in any meaningful benefits to CAT's current or potential collaborative partners. Further, due to CAT's limited operating history, CAT has difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which CAT and CAT's collaborative partners can devote development effort is limited by the availability of financial and scientific resources, CAT is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of CAT's product development pipeline. Investors should consider CAT's business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly evolving industry.

The unpredictability of CAT's financial results may cause CAT's operating results to fail to meet market expectations.

         CAT expects that substantially all of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, license fees and technical performance and product development milestone payments. CAT expects that royalties from product sales may first be recognized during the year ending September 30, 2004. Payments pursuant to CAT's collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT's revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT's revenues depend. CAT's revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT's operating results may be below expectations of analysts and investors. If this happens, the price of the CAT's shares and ADRs is likely to decrease.

CAT may not obtain adequate legal protection over its technology.

       CAT must obtain adequate legal protection for the technology that it develops. CAT's success thus depends on its ability to:

..      obtain patents;

..      protect trade secrets;

..      operate without infringing the proprietary rights of others; and

..      prevent others from infringing its proprietary rights.

       CAT will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. CAT tries to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns or has licensed patents, and has applied for patents, covering its core technology. CAT's patents are described in Item 4.B in "Intellectual Property - Key Patents."

       The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide any protection against competitors. CAT's pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide CAT with adequate proprietary protection or competitive advantages against competitors with similar technologies.

       If CAT is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive CAT of the competitive advantages provided by its technology.

CAT is involved in litigation with third parties regarding the validity of its key patents.

       CAT's strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT is currently involved in litigation involving its key patents, which is described in Note 26 to the Financial Statements contained in the Annual Report. This litigation includes suits to invalidate certain of CAT's key patents. If CAT does not successfully defend these suits, CAT's competitors may gain access to technology that CAT believes is proprietary to it. CAT's competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT's primary competitive advantages. In addition, if some or all of CAT's key patents were invalidated, this could impact on CAT's ability to obtain royalties from its current and future collaborations.

       The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

..    enforce patents that CAT owns or licenses;

..    protect trade secrets or know-how that CAT owns or licenses; or

..    determine the enforceability, scope and validity of the proprietary rights of others.

     CAT may be denied access to important technology and subject to costly litigation if it infringes the intellectual property rights of third parties.

CAT's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties.

     CAT's technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. In addition, in developing products for particular targets or uses CAT and its collaborative partners may infringe the patents or violate the intellectual property of others. If CAT is found to infringe the intellectual property rights of third parties, CAT and its collaborative partners may be prevented from pursuing product development or commercialization based on the infringing technology, target or use and may be subject to significant liabilities.

     To gain access to such technology, targets or uses, CAT may be required to seek licenses that may not be available from third parties on acceptable terms, if at all. Costs associated with license arrangements may be substantial and may include ongoing royalties payable by CAT.

CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT's collaborators to perform adequately under existing arrangements will harm CAT's ability to develop and market products and earn revenue.

     CAT's strategy depends on entering into arrangements with collaborators and licensees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to:

..    access proprietary disease targets against which CAT intends to generate drug products;

..    access skills and information that it does not possess;

..    fund its research and development activities;

..    fund pre-clinical testing, clinical trials and manufacturing of product candidates;

..    seek and obtain regulatory approvals for product candidates; and

..    successfully market and sell existing and future product candidates.

     CAT's success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT's ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with CAT.

     If CAT is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of CAT's existing collaborative arrangements are terminated, then CAT may be required to seek new collaborative arrangements or to undertake product development and commercialization at its own expense. CAT may not be able to develop and commercialize the relevant product candidates without the collaborators. If CAT must seek new arrangements or undertake these matters itself:

..    the number of product candidates that CAT will be able to develop and commercialize may be limited;

..    the likelihood of successful product introduction may be reduced;

..    the collaborative arrangements may not be on terms favorable to CAT; and

..    CAT's capital requirements may be increased significantly.

     Any of the above would harm CAT's ability to earn revenues from its products and recover its research and development expenditures.

Clinical trials for product candidates based on CAT's technology will be lengthy and expensive and may not be successful.

     Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or partners (alone or with CAT) must demonstrate through pre-clinical testing and clinical trials that its human antibody-based therapeutic products are safe and effective for use in humans. Part of CAT's strategy is to conduct its own pre-clinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials. Moreover, CAT will continue to be subject to the pre-clinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

     Six product candidates based on CAT's technology are at the clinical trials stage. Where results from these clinical trials have generally been encouraging, data obtained from these clinical trials has been insufficient to conclusively demonstrate safety and effectiveness under applicable regulatory guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

     Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. CAT's commencement and rate of completion of clinical trials may be delayed by many factors, including:

..    inability to manufacture sufficient quantities of materials for use in clinical trials;

..    slower than expected rate of patient recruitment;

..    inability to adequately follow patients after treatment;

..    unforeseen safety issues;

..    lack of effectiveness during the clinical trials; or

..    government or regulatory delays.

Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.

     The pre-clinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT's technology are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where CAT and any of its potential partners or licensees intend to test, manufacture or market such products. CAT or its collaborative partner will be required to obtain from the relevant regulatory authority an approval, called a marketing authorization, to market a drug in the territory which is subject to the regulatory authority's jurisdiction. The grant of a marketing authorization for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorization and to the regular inspection of premises, staff and procedures by regulatory authorities.

     One product candidate based on CAT's technology, Humira(TM) (formerly
D2E7), has been submitted for regulatory approval. This product candidate and product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future, may not receive required regulatory approvals to manufacture and market such product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product's indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorization, even though the relevant product may have been approved by another regulatory authority. If an authorization is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacturer may result in the imposition of restrictions upon sale, supply or manufacturer including, at worst, the withdrawal of the product from the market or the loss of the relevant authorizations, or may otherwise harm CAT's business or income from licensees and collaborative partners.

If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

     CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of CAT-152, CAT-192 and CAT-213 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

     The manufacture of product candidates and products will be subject to authorization and to the "Good Manufacturing Practice" standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to CAT and its collaborators.

CAT's competitors may market products before CAT does or produce superior products.

     The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have begun clinical trials of antibody products or have successfully commercialized antibody products and may succeed in marketing products before CAT does. Many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than CAT has and may have greater expertise in product development and marketing activities.

     Many of these companies are addressing the same diseases and disease indications as CAT or CAT's collaborative partners. Humira will likely face competition in the treatment of rheumatoid arthritis from Enbrel(TM), a TNF(alpha) inhibitor developed by Immunex and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, from Remicade(TM), a TNF(alpha) antibody developed by Centocor and Johnson & Johnson, which was approved in the United States in 1999 and Europe in 2000 and from Kineret(TM), an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex and other companies each have antibody products in clinical trials. Consumers and physicians may choose to use these or other products of CAT's competitors rather than CAT's products.

     Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell N.V., MorphoSys AG, BioInvent and Dyax Corporation. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

     CAT faces and will continue to face intense competition from other companies for establishing collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology. CAT relies heavily on these types of arrangements in its product development and marketing efforts and for access to technology.

CAT's product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, CAT's technology may not be accepted in the market.

     Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, Humira(TM) may face competition from many products, including Disease Modifying Anti Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Competition may also arise from:

..    other drug development technologies and methods of preventing or reducing the incidence of a disease;

..    new small molecules; or

..    other classes of therapeutic agents.

     Developments by competitors may render CAT's product candidates or technologies obsolete or uncompetitive. CAT's collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT's. If they do, then products based on CAT's technology will be obsolete or become uncompetitive and CAT will fail to earn expected revenue.

If CAT fails to attract and retain key employees and consultants, its business will be harmed.

     CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee could cause harm to CAT's business. CAT's strategy depends on hiring key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees. If CAT fails to recruit scientific and managerial employees in the future or loses any of its key employees, CAT's business, financial condition and results of operations may be harmed.

If CAT's license agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.

     Certain license agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licenses of patents, patent applications and know-how, which are or may be arguably restrictive of competition under
Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT, does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision.

CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to incur unforeseen expenditures.

     As a designer and developer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT's technology may be able to bring claims against CAT based on the use of CAT's products in clinical trials and the sale of products based on CAT's technology. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to CAT at an acceptable cost, if at all. In the event of any claim, CAT's insurance coverage may not be adequate.

CAT's operations involve the use of potentially hazardous materials. An accident involving these materials could subject CAT to liability.

     As a biopharmaceutical company, CAT is subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development and testing of CAT's products involves the use of hazardous materials. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, CAT may incur unforeseen liabilities.

The market for CAT's securities is volatile, which may cause unexpected changes in CAT's share price.

     The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market prices and trading volumes of the CAT's shares and ADRs are volatile, and it is expected that the price of the Company's securities will be volatile for the foreseeable future. The price at which the CAT's shares and ADRs are quoted and the price which investors may realize for their securities will be influenced by a large number of factors, some specific to CAT and its operations and some which may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of CAT's research and development program, large purchases or sales of the CAT's shares and ADRs, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation, and general economic conditions.

The ability of investors to enforce civil liabilities obtained against CAT in the United States may be limited.

     CAT is a public limited company incorporated under the laws of England and Wales. Substantially all of CAT's directors and senior management are not residents of the United States. Substantially all of the assets of such persons and a substantial majority of the assets of CAT and its subsidiaries are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or CAT or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the U.S. federal or state securities laws.

Investors will not receive cash dividends in the foreseeable future.

     CAT has not paid cash dividends on the its ordinary shares (including the ordinary shares which underlie the its ADRs) and does not plan to pay cash dividends on the its ordinary shares in the foreseeable future.

ITEM 4 - INFORMATION ON THE COMPANY

     A.   History and Development of the Company

Incorporation and History

     CAT was incorporated and registered under the laws of England and Wales on August 5, 1996, under the name Intercede 1186 Limited as a private company limited by shares. CAT changed its name from Intercede 1186 Limited to Cambridge Antibody Technology Group Limited on August 22, 1996 and was re-registered as a public limited company under the name Cambridge Antibody Technology Group plc on December 20, 1996. CAT's principal business address is:

      Milstein Building
      Granta Park

     Cambridge CB1 6GH
     England

     The telephone number of CAT's registered office is +44-(0)1223-471-471.

Capital Expenditures

     The information set forth in the Annual Report in the third paragraph under the heading "Financial Review - Liquidity and Capital Resources" and in the third paragraph under the heading "Financial Review - Financial Outlook for 2003" is incorporated herein by reference.

Public Takeover Bids

     CAT is not aware of any public takeover bids made in respect of its shares since the beginning of the 2002 financial year.

     In January 2002, CAT announced a recommended offer for the whole of Drug Royalty Corporation, Inc. ("DRC"). Under the offer, CAT would have issued 0.095 of its shares for each share of DRC. A competing offer was made by Inwest Investments Ltd of Canada, which was accepted.

     B.   Business Overview

Overview

     CAT is a biotechnology company based in the United Kingdom with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technology for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

     Based near the Village of Linton, Cambridgeshire, England, CAT was established in 1990 by Dr. David Chiswell, the former Chief Executive Officer, and leading scientists from the Medical Research Council. As of September 30, 2002, CAT employed 293 people. In March 1997, CAT completed its initial public offering and listing on the London Stock Exchange, raising approximately (Pounds)38.4 million (net of expenses). In April 2000, CAT raised a further (Pounds)89.5 million (net of expenses) in a share offering. In June 2001, CAT listed ADRs representing its shares on the Nasdaq Stock Market.

CAT's Product Candidates and Product Development Activities

     The information set forth in the Annual Report under the heading "Clinical and Pre-Clinical Pipeline" and under the heading "Review of the Year" under the subheading "Product Development" is incorporated herein by reference.

Markets

     The Information set forth in the Annual Report in the second table under
Note 2 in the Financial Statements is incorporated herein by reference.

Collaborative Arrangements

     A key element of CAT's strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations.

     CAT's own product development activities focus on the value-adding stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT's technology is developed solely by CAT's collaborative partner, CAT will generally receive long term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of (1) the expiration of the last of CAT's patents upon which the product is based and (2) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

     CAT has made significant progress in its development efforts through its collaborations, as described below.

Genzyme

     In September 2000 through its subsidiary Aptein, Inc., CAT entered into a strategic alliance with Genzyme to develop and commercialize human monoclonal antibodies directed against the Transforming Growth Factor Beta protein (TGF(beta)). Under the agreement, Genzyme has received an exclusive worldwide license to CAT's human antibodies targeted against TGF(beta) for all uses except in the eye. CAT and Genzyme plan to focus initially on developing a human monoclonal antibody-based treatment for diffuse systemic sclerosis. Other potential clinical indications of anti-TGF(beta) treatment include post-surgical scarring, fibrosis of all major organs such as the lungs, liver and kidneys and certain forms of cancer.

     The parties will jointly fund the research, development and commercialization activities and will share profits resulting from the sale of commercialized products. Genzyme will manage the clinical and regulatory development of any products developed by the collaboration, and will also be responsible for worldwide marketing and sales. CAT will be responsible for antibody optimization and will co-develop antibodies with Genzyme. Additionally, Genzyme has received a non-exclusive worldwide license for non-antibody antagonists of TGF(beta) in exchange for milestones and royalties. CAT may receive fixed milestone payments with respect to non-antibody products conditional upon the occurrence of certain events. No such milestones have been received to date.

     Either party may terminate the alliance at any time upon one year's notice after the earlier of (1) the date that Genzyme receives final marketing approval for the first collaboration product and (2) December 31, 2006. CAT may terminate the alliance upon six months' notice if Genzyme has not filed a biologics license application for a collaboration product on or before September 30, 2010. If the alliance is terminated as described above, the continuing party has the ability to produce and market products developed in the collaboration after terminated, subject to the payment of a payout amount.

     In connection with the collaboration, in October 2000, CAT issued 307,942 of its ordinary shares to Genzyme for U.S.$20 million. The shares were valued at 15% premium to CAT's average share price over the 20 days preceding the date of the agreement.

Pharmacia

     In December 1999, CAT entered into a strategic alliance with Pharmacia for the development of human monoclonal antibody-based therapeutic drugs, focusing particularly on the field of cancer.

     CAT and Pharmacia are both committing technology, intellectual property and expertise to the alliance. Pharmacia is supplying target proteins, and both companies are performing collaborative research to demonstrate and validate their disease association.

     CAT is isolating human monoclonal antibodies directed to the targets. Over the initial three year term of the research collaboration CAT will receive research funding.

     Subject to CAT's obligations existing at the time of exercise, Pharmacia may obtain exclusive licenses to produce and market products against selected targets in return for which CAT will be entitled to receive technical performance and clinical development milestones (which together amount to up to U.S.$15 million per product) and a royalty on product sales.

     CAT has also granted Pharmacia multi-site options to license CAT's library technology for use in-house.

     Pharmacia has the option to extend the research collaboration for additional one-year periods on similar terms. CAT may terminate the collaboration after four years. If the agreement is terminated, Pharmacia would remain obligated to pay royalties on product sales.

     CAT has recognized (Pounds)6.7 million in revenues under U.K. GAAP pursuant to this arrangement from inception to the end of the 2002 financial year.

Human Genome Sciences, Inc. (`HGSI')

     In August 1999, CAT entered into a collaborative agreement with HGSI for up to three target human proteins identified by HGSI. HGSI may obtain exclusive licenses to produce and sell products directed to these targets.

     CAT will be entitled to receive contract research funding, milestone payments and royalties.

     In March 2000, CAT and HGSI expanded their arrangement by entering into a ten year collaboration agreement. The 1999 arrangement was not terminated as a result of this agreement. HGSI and CAT will collaborate to develop and sell therapeutic antibody products. CAT may access selection gene sequence and biological information derived by HGSI and has the right to select up to 24 antigens proprietary to HGSI for pre-clinical development. CAT has an option to obtain an exclusive license to develop six such products on its own. CAT is obligated to pay HGSI clinical development milestones and royalty payments on such products. HGSI has the option to share clinical development costs and to share the profits equally with CAT on up to 18 such products.

     Subject to CAT's obligations at the time of exercise, the agreement gives HGSI the right to obtain exclusive licenses to develop and sell human antibodies against selected targets for therapeutic and diagnostic purposes. HGSI will pay CAT license fees, milestone payments and royalties. Three such exclusive license options have been exercised, namely Lymphostat B for use in Lupus and Rheumatoid Arthritis in October 2000, TRAIL-R1 for use in the treatment of certain cancers in January 2002, and TRAIL-R2 for use in the treatment of a number of solid tumors (including prostate, lung and breast tumors) in May 2002. HGSI also has rights to use CAT's antibody technology for the use and sale of research tools incorporating antibodies. CAT will receive a proportion of revenues on any such sales. HGSI has paid an initial licensing fee to CAT, which includes consideration for research support at CAT for a period of three years to develop human antibody products.

     In additional to royalties on sales of products, CAT may receive milestone payments of up to between U.S.$8 million and U.S.$10 million for each therapeutic product developed pursuant to the arrangement.

     CAT has recognized (Pounds)6.1 million in revenues under U.K. GAAP pursuant to these HGSI arrangements during the three years ended September 30, 2002.

Wyeth-Ayerst

     In March 1999, CAT entered into a strategic alliance with Wyeth-Ayerst. Under the agreement, CAT is receiving contract research funding as well as possible library option payments, product license fees, milestones and royalties. The term of the contract research arrangement was initially three years but has now been extended to four years. Wyeth-Ayerst may terminate the contract research arrangement at any time upon 60 days' notice to CAT.

     Wyeth-Ayerst and CAT are also collaborating for three years to validate and develop a portfolio of antibody product candidates directed at proprietary Wyeth-Ayerst targets. The companies will share equally the initial target and product validation costs. After this stage, each company has the opportunity to select candidates from this portfolio for further development and obtain a license to commercialize these products. For products developed by Wyeth-Ayerst, CAT may receive milestone fees and royalties on product sales. For those products developed by CAT, CAT may pay Wyeth-Ayerst license fees, royalties on product sales and clinical milestone payments. Wyeth-Ayerst has limited rights to partner products developed by CAT after those products complete Phase II clinical trials. CAT has also granted Wyeth-Ayerst multi-site options to license CAT's antibody library technology with associated product development options.

     In September 2000, CAT granted Wyeth-Ayerst an exclusive product license.

     In June 2002, CAT granted Wyeth Research (the pharmaceutical arm of Wyeth) an exclusive product license to a human monoclonal antibody identified by CAT against a target supplied by Wyeth Research under the terms of the agreement. CAT receives a license fee and will potentially receive clinical milestones and royalties associated with product sales.

     In addition to royalties, CAT may receive license fees and milestone payments of up to U.S.$7 million for each therapeutic product developed and marketed by Wyeth-Ayerst pursuant to this arrangement.

     CAT has recognized (Pounds)5.6 million in revenues under U.K. GAAP pursuant to this arrangement during the three years ended September 30, 2002.

Abbott

     CAT's collaborative program with Knoll AG commenced in 1993. Knoll was acquired by Abbott Laboratories in 2001. Under the program Abbott may select up to six target antigens against which CAT will develop antibodies. Abbott has the right to obtain an exclusive license to produce and sell products against these antigens. CAT in conjunction with Knoll, has isolated and optimized human monoclonal antibodies against the first two targets selected by Knoll, which are now in clinical trials (Humira and J695). A third target, Interleukin 18, is in the research phase. CAT receives a license fee at the time Abbott obtains an exclusive license, milestones based on product development events, clinical trial progression and regulatory approvals and royalties on product sales. In additional to royalties, CAT may receive payments of up to between (Pounds)5 million and (Pounds)5.6 million in license fees and milestones for each product developed pursuant to this arrangement.

     During the year, CAT amended its agreement with Abbott to allow Abbott to internally develop antibodies to four available antibody targets that are the subject of the existing agreement.

     CAT has recognized (Pounds)1.0 million in revenues under U.K. GAAP pursuant to these arrangements during the three years ended September 30, 2002.

Elan

     In January 2001, CAT entered into an alliance with Elan under which the companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. Under the terms of the four year agreement, the two companies will fund all research and development jointly and share commercialization profits equally. CAT will have primary responsibility for the discovery and optimization of human antibodies against multiple targets identified by Elan. Elan will evaluate clinical antibody candidates in pre-clinical models, manage clinical and regulatory development and will be responsible for global commercialization. Either party may terminate the agreement for convenience on 60 days' notice, subject to a royalty and milestone payment payable to the terminating party dependent on the stage of development achieved.

Chugai Pharmaceutical Co., Ltd. (`Chugai')

     In September 2002, CAT entered into an agreement with Chugai. Under the terms of the agreement, CAT granted to Chugai a non-exclusive research license to use the CAT antibody library technology for which a license fee was payable, contingent upon the successful completion of preliminary work by CAT. The license fee would be recognized as revenue over between three and six years, commencing upon successful completion of the preliminary work. Chugai has the right to obtain exclusive royalty bearing licenses under the CAT antibody library technology to develop and commercialize potential therapeutic and diagnostic products to targets, and non-exclusive licenses in relation to potential products that are not derived from the CAT antibody library. The non-exclusive research license is for a period of three years which may be extended by Chugai for up to a further three years upon payment of additional fees.

     Chugai may terminate this agreement for convenience at any time on thirty days' notice. In addition to royalties and the above initial license fee, CAT may receive payments of up to U.S. $11.5 million in license fees and milestones for each therapeutic product developed from the CAT antibody library pursuant to this arrangement.

Immunex Corporation (`Immunex')

     In December 2000, CAT entered into a five year agreement, extendable by three years, with Immunex to license CAT's antibody library technology for the discovery, development and potential commercialization of human monoclonal antibodies. Under the terms of the initial agreement, CAT received an up-front license fee from Immunex to utilize CAT's antibody library technology for reagent generation and target validation in support of drug discovery programs at Immunex. Immunex will receive eight exclusive therapeutic product options in respect of development and potential commercialization of human monoclonal antibodies. CAT will receive clinical milestones and royalty payments on product sales. In addition to royalties on sales of products, CAT may receive milestone payments for each therapeutic product developed pursuant to this arrangement. Immunex may terminate the agreement for convenience at any time upon thirty days' notice to CAT.

     In January 2002, Immunex exercised one of the exclusive license options specific for a disease target. Accordingly CAT has received a license fee and will potentially receive milestone and royalty payments on future antibody-based products developed and commercialized by Immunex.

     In May 2001, CAT and Immunex expanded their arrangement by entering a product development collaboration concerning the joint discovery, development, marketing and sale of human antibody based therapeutics for autoimmune and inflammatory disorders. The companies will share equal responsibility for all research and development, and split equally any potential profits generated by product sales. Immunex will contribute two proprietary targets, scientific and development expertise, and have primary responsibility for certain pre-clinical evaluation, clinical trials and product commercialization. CAT will contribute its antibody library technology and high throughput screening capabilities to identify human antibodies, and have primary responsibility for discovery and optimization of human antibodies specific to the Immunex targets.

     In May 2002, Immunex announced that its shareholders had approved a merger with Amgen Inc. The agreements described above have subsequently been assumed by the newly merged company.

     CAT has recognized (Pounds)1.0 million in revenues under U.K. GAAP pursuant to this arrangement from inception to the end of the 2002 financial year.

Merck & Co., Inc. (`Merck')

     In October 2001, CAT entered into a five year collaboration and license agreement with Merck & Co., Inc. in relation to the research and development of products specific for a key target in disease mediated by HIV. Under the terms of the agreement, Merck will provide proprietary technology and experience in HIV biology. CAT will provide Merck with licenses under the CAT antibody library technology to research, develop and commercialize prophylactic and therapeutic products, which will have been developed in collaboration with CAT against the specified target. CAT has received from Merck an upfront technology access fee, and may receive clinical development milestones, and royalties on the sale of products based on both human monoclonal antibodies and on non-antibody products validated using the CAT antibody library technology. Merck may terminate the agreement at any time for convenience on ninety days' notice to CAT.

     CAT has recognized (Pounds)0.4 million in revenues under U.K. GAAP pursuant to this arrangement from inception to the end of the 2002 financial year.

Significant license agreements

     CAT initially developed its platform technology in communication with Medical Research Council ("MRC"). CAT's rights in respect of this technology are governed by a license agreement of January 7, 1997 with MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. CAT has exclusive rights, subject to certain rights retained by MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including:

..    to identify, develop, manufacture and commercially exploit antibodies for human use;

..    to provide antibody isolation services on behalf of customers; and

..    to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

     CAT pays MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT's sub-licensees sell such products, CAT is obligated to pay MRC between 1% and 2.3% of the net invoice price, calculated in accordance with specified formula. The royalty obligations of CAT may be reduced under certain circumstances.

         CAT's license with MRC includes the Winter II, McCafferty and Griffths patent families (discussed below in "-- Intellectual Property"). CAT also has a non-exclusive license from Dyax Corporation ("Dyax") for rights under certain Dyax patents relating to phage display. CAT will pay royalties to Dyax on the sale of products made using relevant technology and covered by valid patent claims.

         CAT has licensed intellectual property relating to the use of certain inhibitors of TGFa (for prevention of fibrosis) from the Burnham Institute and Integra Life Sciences Corporation ("Burnham and Integra"). CAT's license is exclusive, royalty bearing and worldwide and allows CAT to make, use and sell certain products which incorporate the intellectual property; it also provides for CAT to pay to Burnham and Integra a proportion of any up front, milestone or similar payments received in relation to the intellectual property.

         The use of CAT-152 and CAT-192 for the prevention and treatment of fibrosis fall within the terms of this license from Burnham and Integra.

Termination of DRC Agreement

         CAT terminated its agreement with DRC on April 30, 2002. In accordance with the terms of the Royalty Agreement, as amended by an agreement between CAT and DRC on January 16, 2002, CAT made a C$14 million (14 million Canadian dollars) termination payment to DRC through the allotment of 463,818 CAT shares.

         Under the terminated agreement with DRC, DRC was entitled to a percentage of the cash receivable by CAT in respect of revenues from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital ("equity"), the value of that equity. DRC's rights, as described above, would have continued until November 13, 2009, with the percentage of cash receivable to which DRC is entitled reducing over time. Until September 30, 2004, DRC would have been entitled to 3.5%, declining to 2.5% until November 13, 2009.

Intellectual Property

Key Patents

         CAT has a patent portfolio of approximately 30 patent families comprising over 300 patents. CAT has three key patent families: Winter II and Winter/Lerner/Huse, which covers production of expression libraries of antibody genes; McCafferty, which protects CAT's phage display method used to obtain specific antibodies from these libraries; and Griffiths, which covers human antibodies specific for human "self" antigens isolated from CAT's libraries.

         Winter II covers CAT's processes for generating the collections of antibody genes that comprise CAT's libraries. Patents from the Winter II family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. The Winter II patent is co-owned by the MRC, the Scripps Research Institute and Stratagene. Pursuant to CAT's agreements with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

         McCafferty covers CAT's phage display and target screening technology. Patents from the McCafferty family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and the MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC license agreement.

         Griffiths covers the use of phage display technology to isolate human "anti-self" antibodies which bind to molecules found in the human body. Patents have been granted in the United States and Australia. CAT has patent applications pending in Canada, Europe and Japan. This patent is co-owned by CAT and the MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC license agreement.

         As previously reported, the Winter II patent was upheld by the Opposition Division of the European Patent Office. After this decision both CAT and MorphoSys appealed against a modification of one claim of the Winter II patent that was requested by the Opposition Division. A hearing date for these appeals has been set for February 14, 2003.

         A further patent in the McCafferty family was granted in Europe in January this year with claims covering a filamentous phage particle containing a phagemid genome and displaying a Fab or scFv on its surface. This patent has been opposed by Dyax, MorphoSys, Crucell and BioInvent.

         As previously reported the parent McCafferty patent was upheld by the Opposition Division of the European Patent Office. After this decision Dyax, MorphoSys and BioInvent lodged appeals against the Opposition Division decision to maintain the main claims. CAT has also appealed requesting reinstatement of some minor dependent claims.

         During the year, CAT's previously granted European patents on anti-TGF(beta)1 antibodies (covering CAT-192) and anti-CEA antibodies were not opposed in the Opposition Division of the European Patent Office.

         In April 2002, CAT was granted a U.K. patent in relation to CAT-213 and other anti-eotaxin antibodies.

         In connection with its acquisition of Aptein in the 1998 financial year, CAT acquired patents covering ribosome display technology, under which human monoclonal antibody fragments can be displayed in a laboratory environment without the use of a phage. Patents have been granted in Europe, the United States, South Korea and Australia. Patent applications are pending in Canada and Japan.

Other Intellectual Property

         In addition to patents, CAT relies on trade secrets and proprietary know how. CAT seeks protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for CAT's technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties to these agreements may breach them. Also, CAT's trade secrets may otherwise become known to, or be independently developed by, its competitors.

         CAT has a policy of defending its patents forcefully. Due to the nature of its business, CAT continues to be involved in litigation and opposition cases, which are described in Item 8 under "Legal Proceedings". CAT may also face claims from third parties that it infringes patents.

Competition

         CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex's joint venture partner, Kirin Brewing Co., Ltd, BioInvent, Abgenix Inc., Protein Design Labs, Inc., MorphoSys AG, Dyax Corporation and Crucell N.V.

     The seven product candidates based on CAT's technology that are currently in clinical trials will face competition from established therapies as well as new antibody products. The competition for the two product candidates in the latest stages of clinical trials is discussed below.

         CAT 152. CAT is not aware of any other products in development being specifically developed for the treatment of scarring after glaucoma surgery. CAT-152 would potentially compete with existing therapies to lower intraocular pressure, including topical medications such as carbonic anhydrase inhibitors and prostaglandin analogues, and laser surgery. CAT is aware that there are many topical glaucoma drugs and devices under development, and that improved drugs may reduce the need for surgical corrective procedures.

     Humira. Humira will likely face competition in the treatment of rheumatoid arthritis from Enbrel(TM), a TNF(alpha) inhibitor developed by Immunex and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, from Remicade(TM), a TNF(alpha) antibody developed by Centocor and Johnson & Johnson, which was approved in the United States in 1999 and Europe in 2000, and from Kineret(TM), an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex, Genmab, Alexion Antibody Technologies and other companies each have antibody products in clinical trials. Many other products are also potentially competitive with Humira.

Manufacturing Arrangement

         In November 2001, CAT entered into an arrangement with Lonza Biologics plc, which guarantees capacity for the manufacture of clinical trial supplies (of CAT's human monoclonal antibodies) for up to five years. CAT can terminate the agreement after three years without penalty and on 90 days notice subject to the provision that CAT pay a cancellation charge based on guaranteed capacity for a future period from the cancellation date.

Environmental and Safety

         CAT is subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with these and similar future regulations is substantial. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated.

         CAT believes it is in compliance in all material respects with applicable health and safety and environmental regulations. CAT believes that it deals with health and safety and environmental legislation in a responsible, proactive and professional manner in order to safeguard personal and environmental safety. The organization and management of health and safety at CAT is clearly stated in a CAT policy document which is available to all staff. The board of directors receives formal reports on health and safety from the safety manager on a quarterly basis and has given one executive director, Dr. David Glover, special responsibility for health and safety.

         The primary umbrella legislation dealing with health and safety is the U.K. Health and Safety at Work Act 1974, as amended, which is now supplemented by the Management of Health and Safety at Work Regulations 1999, as amended.

         In order to facilitate providing a safe working environment, regulation 3 of the Management of Health and Safety at Work Regulations 1999, as amended, requires employers to make a "suitable and sufficient" assessment of the risks to the health and safety of both their employees while at work and to other people arising out of or in connection with their businesses. This process requires CAT to undertake stringent risk assessments to systematically identify hazards in the workplace and put in place any preventative or control measures necessary. Where an assessment is required under other statutory provisions (for example, the Control of Substances Hazardous to Health Regulations 1999, as amended, or the Genetically Modified Organisms (Contained Use) Regulations
2000), it will often be required to comply with the standard set by the Management of Health and Safety at Work Regulations 1999, as amended, and so one assessment may satisfy the requirements of both pieces of legislation.

         These assessments, once completed, are available as paper copy held by the relevant line manager, or as electronic copy to all staff via CAT's company intranet. Assessments are reviewed when work practices change or on an annual basis, whichever occurs sooner.

         CAT is satisfied that the overall processes involved in its scientific operations do not require authorization under U.K. environmental legislation. However, it does hold certain permits relating to specific aspects of its operations. These include a discharge consent under the U.K. Water Resources Act 1991, as amended, and an authorization for the use and disposal of radioactive substances under the U.K. Radioactive Substances Act 1993, as amended. CAT also has in place a standard operating procedure to ensure the proper disposal of waste regulated under the Special Waste Regulations 1996, as amended.

Regulatory Background

Introduction

         In most countries, the development of drug products is subject to relatively high levels of regulation. By setting detailed and specific requirements for data which must be generated and evaluated before a product can be placed on the market, most systems of regulation ensure that such products are subject to extensive testing and evaluation before being made widely available.

         The testing required once a potential product candidate has been identified involves both preclinical and clinical research. The precise tests undertaken and methods used vary according to the products under development, but basic principles and requirements must be addressed. The performance of preclinical and clinical research is generally subject to legal provisions which are additional to, and separate from, those setting out the data requirements for the purposes of applying for approval to market a product.

         In most jurisdictions, any dealings in drug products at any point in the chain of distribution will be regulated through a system of authorization. In order to place a product on the market, a marketing authorization is required. This is a fundamental requirement since, subject to fairly limited exemptions and the provisions for clinical research, all dealings must be undertaken in relation to authorized products. Manufacturers and wholesalers must have appropriate authorizations covering their activities. Manufacturing, which includes assembly of products into their final dosage forms and packaging operations, is generally strictly regulated. Wholesalers, who supply to the trade, must meet certain criteria both as to staff and premises in order to obtain authorization. Supply at retail level to members of the public is generally controlled through the limitations and conditions placed upon retail outlets through, for example, pharmacy registration and the imposition of statutory limitations, conditions and obligations upon other retail suppliers. Exemptions from the requirements for authorization tend to be extremely limited.

Regulation by the European Community

         The system of regulation of medicinal products for human use at the European Community ("EC") level dates back to 1965. There is a broad range of EC legislation which has been implemented by European Union ("EU") member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification.

Pre-clinical research

         European legislation (Directive 2001/83/EC) imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorization in the EC. The basic provisions in legislation are expanded upon in guidance issued by the Committee for Proprietary Medicinal Products ("CPMP") which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorization. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories by the Good Laboratory Practice Directive (87/18/EEC) and associated legislation, with compliance monitored through a system of inspection.

Clinical research

         Directive 2001/83/EC also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilized in a marketing authorization application. There are also any number of guidance documents issued by the CPMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice ("GCP"). The GCP guideline was developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CPMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

         Aside from these provisions, however, the conduct of research in the EC is not yet governed by specific EC legislation. Directive 2001/20/EC, setting out the provisions governing the conduct of clinical trials, was adopted on May 1, 2001 and a number of detailed supplementary guidelines have been issued for the purposes of public consultation. The aim of the Directive is to increase harmonization in this area. Member states have until May 2004 to adopt the necessary measures to comply with the Directive and these measures will affect regulation and practice. In the meantime, the national laws and practices of member states will continue to govern research conducted within the local jurisdiction. Variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

         Pending specific rules, there are some practical influences upon the conduct of research as a result of the requirements concerning the content of application dossiers. These requirements include adherence to GCP and failure to do so may lead to a rejection of an application for a marketing authorization.

         The completion of Phase I, II and III clinical studies is a lengthy process and can take up to six years or more to achieve. Adverse, poor or inconclusive results at any stage can lead to the abandonment of a research program.

         In practice, in member states, clinical studies may only be commenced after notification to and/or approval by, an independent ethics committee. The process of application for and authorization of a clinical study by the regulatory authorities varies from state to state. Where the results of earlier phase studies do not justify ongoing research, neither ethical nor regulatory approval (where required) will be granted.

Marketing

         A medicinal product must have a marketing authorization to be marketed in an EC member state. In 1995, the so-called "New Systems" for authorization of medicinal products were introduced in Europe.

         Council Regulation 2309/93 established a process of European authorization for particular types of biotechnology and high technology products. This centralized application system requires an application for a marketing authorization to be made by the person who will be responsible for placing the product on the market (who must be "established in the Community") to the European Medicine Evaluation Agency ("EMEA"). The EMEA co-ordinates the assessment process and procedure, while the CPMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The final decision as to the grant or refusal of a marketing authorization is taken by the Commission. If successful, an application results in a single authorization for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant's schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorization application may be initiated by the CPMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

         The legislation also introduced a system of "Mutual Recognition" under which an authorization for a product gained in one member state (the "Reference Member State") can be used as the basis for gaining authorization in others without, in theory, the repetition of the lengthy product assessment already carried out by the first member state in authorizing the product. Objections to such recognition may be made by member states within time limits set by the legislation. The process of delaying with objections ("Arbitration") may significantly lengthen the time elapsing between the initial application and approval in the nominated member states. Arbitrations are handled by the CPMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an Arbitration may adversely affect marketing authorizations obtained prior to the Arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorization. The Mutual Recognition procedure is an option for all products for which the centralized procedure is not compulsory under Regulation 2309/93.

         Some companies will have the option under the rules to use either procedure to authorize a new product. In some cases, the relative flexibility of certain aspects of the Mutual Recognition system may recommend that system above the centralized process. In others, the perceived benefits of a single EC-wide authorization and the relative simplicity of a single application in Europe will influence the system of choice.

         The EC has recently introduced provisions in respect of "orphan drugs" (i.e., products for the treatment of serious diseases affecting not more than five in 10,000 people in the Community). Previously, the requirements relating to data to support marketing authorization applications permitted the submission of a more limited set of data concerning safety, quality and efficacy when: (a) the indications for which a product was intended were rare conditions so that the applicant could not reasonably be expected to provide comprehensive evidence; (b) the state of scientific knowledge did not enable the provision of comprehensive data; or (c) there were ethical reasons precluding the collection of data. In such cases, a marketing authorization could be obtained despite a more limited supporting dossier but subject to: (1) the completion of an agreed study program in a specified time, (2) strict limitation upon the basis of supply, administration and supervision of use, and (3) the insertion of text into information provided with the product and to practitioners alerting the practitioner to the limited nature of available product data. Under the new provisions, once a marketing authorization for an orphan drug has been granted, no further applications by third parties for the authorization of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorization. Licensing charges may be waived in whole or in part.

         After an authorization has been granted (for a period of five years), and a product has been brought to market, numerous obligations are imposed upon the marketing authorization holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the circumstances and technical knowledge warrant updating and amendment. Requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation. Advertising and the production of labeling and patient information leaflets are each specifically regulated by Directives, with local codes of conduct and practice also in place and, in some cases, providing additional controls on corporate activity. The provisions of the legislation (which include the requirement, in relation to the function of pharmacovigilance and information services, to have a nominated individual within CAT responsible for compliance) require significant resourcing in terms of staff and expertise, which may be sourced in-house and/or from external providers.

         The regulatory authorities have power to suspend, revoke or vary a marketing authorization after grant if they are no longer satisfied as to product safety, quality or efficacy or any combination of these. The requirements for the performance of comprehensive pharmacovigilance and frequent reporting and assessment in respect of marketed products are of central importance and are designed to enable companies and regulators to detect product safety concerns as early as possible and take appropriate action in the interest of public health in the EC.

         The harmonization and streamlining of decision-making on such matters in the EC through the CPMP means that a concern arising in one member state in relation to a product which is marketed in several will be examined at the European level and the outcome of the examination will affect the product and its authorization across all members states in which it is sold and supplied.

Manufacturing

         Manufacturing conducted within the EC must meet Good Manufacturing Practice ("GMP") requirements (Directive 91/356/EEC). These currently apply only to marketed products, but in the future, with the introduction of the clinical trials directive, will also apply to products intended for clinical research purposes. The legislation (Directive 2001/83/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications, which must be held by the personnel authorized to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorization and to a manufacturer being authorized to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required in the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

Wholesaling

         As with manufacturing operations, all wholesalers must be authorized by the authorities in the country in which they operate. Wholesale distribution in the EC is governed by Directive 2001/83/EC and the Good Distribution Practice Guidelines cross-referenced in it. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain an authorization.

Pricing

         In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price, or of reimbursement status under national public health systems, for the products concerned.

Supplementary protection certificates

         The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a Supplementary Protection Certificate ("SPC") for authorized products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the certificate is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorization for a product derived from the patent, with an upper limit of five years.

Abridged applications -- "market exclusivity"

         In cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of "market exclusivity", but which in fact govern the making of so-called abridged applications for marketing authorizations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 2001/83/EC (Article 10) are met.

         Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of between six and ten years (from authorization) from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances.

         The period is fixed at ten years for products derived from biotechnological processes specified in Part A of the Annex to Regulation 2309/93 (for which the centralized procedure is compulsory), and "high-technology" products viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex (for which the centralized procedure is an option). Member states may elect to extend the period of "protection" from six to ten years in respect of other products. This discretion has been exercised by the United Kingdom, for example.

         The rules do not, however, prevent a competitor from making a marketing authorization application by relying upon a full data package compiled by the applicant, or by reference to published literature, or, with the consent of the owner of the original data, by cross reference to the data held on file by the regulatory authorities.

         The rules are only intended to limit the circumstances in which a marketing authorization may be granted without a full data package on the basis of cross reference to existing data generated by someone other than the applicant, in order to protect the interests of the originator of the filed data who undertook and resourced the original research necessary to support a full application to market.

         The rules are unfortunately unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated in respect of a variation to an existing product involving substantial "investment" by the originator. There has been significant litigation as a result.

CAT's product candidates

         Many, if not the majority, of therapeutic products developed through the application of CAT's technology will fall within the ambit of Regulation 2309/93. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralized authorization for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. Ten years "market exclusivity" will apply across all member states in either case where centralized procedures are applied. Clinical research programs must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes.

Competition regulation

         CAT's activities are subject to EU and U.K. competition law, including
Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the EC and affect trade between member states. Provisions of agreements restricting competition (within the meaning of Article 81(1)) are void. In certain cases, subject to exceptions, parties entering into agreements restrictive of competition under Article 81(1) may be subject to fines imposed by the European Commission of up to 10% of their respective annual worldwide revenue and to claims of damages from other parties who have suffered loss by reason of the anti-competitive restriction.

         Certain license agreements that CAT has entered into, or may enter into, will grant or may grant exclusive worldwide licenses of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1). CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable.

U.S. Regulation

Regulatory authorities

         The development and marketing of drug products for human use in the United States is extensively regulated by the federal and state governments. The principal federal regulatory agency is the Food and Drug Administration ("FDA") within the U.S. Department of Health and Human Services. Although most states maintain one or more agencies with power to regulate drug products, they generally defer to the FDA in matters relating to product development and approval. Some of CAT's products may be subject to state regulation as well as FDA regulation.

Cost of pre-market testing

         Due to the requirements imposed by the FDA, the development process for new pharmaceuticals in the United States is lengthy, expensive and commercially risky. The great majority of compounds screened for possible development are ultimately rejected at some stage in the pre-market testing process. Total development time for successful compounds often exceeds ten years.

         Under the provision of recent legislation establishing "user fees" (e.g., registration fees) for human drug applications (including new drug applications and biological license applications), the FDA has made commitments to reduce the review time for marketing authorization applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the U.S. market.

Clinical trials

         All clinical trials of investigational drug products in the United States must be carried out under investigational new drug ("IND") exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorize the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

         Advertising and commercial distribution of investigational products are ordinarily prohibited, but in certain circumstances, the FDA will permit sponsors to charge patients for investigational medicines. There are special procedures for "treatment INDs" to allow for compassionate use while controlled clinical studies are underway.

         FDA regulations impose requirements for Good Clinical Practice ("GCP") and protection of human subjects in clinical studies. Informed consent of study subjects is required, and studies must be reviewed and approved by Institutional Review Boards ("IRBs") which are subject to inspection and regulation by the FDA. Clinical studies in vulnerable populations (e.g., prisoners, children, mental incompetents and pregnant women) are subject to special scrutiny.

Approval procedures and criteria

         U.S. drug law establishes different procedures and criteria for the approval of biological products (product license applications and establishment license applications, or PLAs and ELAs, respectively, and a unified biological license application, or BLA, for well-characterized biological products), other new drugs (new drug applications, or NDAs) and antibiotic drugs (antibiotic drug applications). Monoclonal antibody products are subject to regulation as biologics generally. In practice, however, the FDA applies essentially the same requirements for approval of all products, proof of safety and effectiveness, demonstration of adequate controls in the manufacturing process and conformity with requirements for labeling. Effectiveness must ordinarily be demonstrated on the basis of two adequate and well-controlled clinical studies carried out in accordance with FDA regulations. In addition, the FDA has issued guidelines for clinical studies of specific types of pharmaceutical products.

         The FDA has substantial discretion to determine whether the data submitted in support of a drug product is adequate for approval. The agency is not required to consult with independent experts when it reviews new products, but, in practice, it often seeks the opinion of an advisory committee. Applicants have the right to an administrative hearing and judicial review of the refusal to approve a pharmaceutical product, but the FDA's decisions on issues relating to safety and effectiveness are nearly always conclusive.

Regulation of software and other medical devices

         The FDA also regulates software and other medical devices used to diagnose and treat illnesses and other medical conditions. To the extent that CAT's products are or become medical devices, they will or would be subject to FDA review and regulation.

Accelerated approval

         FDA regulations authorize accelerated approval of pharmaceutical products that offer a significant improvement in the treatment of fatal or life-threatening conditions. Approval can be based on clinical studies using surrogate end-points, but applicants must ordinarily agree to continue clinical studies after approval and to accept other conditions, including simplified procedures for withdrawal of approval.

Acceptance of foreign clinical data

         The FDA will accept applications that include reports of foreign clinical studies if they meet requirements for GCP and are deemed relevant to U.S. medical practice. It is, however, uncommon for the agency to approve a new pharmaceutical product without some evidence from clinical studies conducted in the United States, and most sponsors carry out at least one pivotal study in that country. Studies conducted outside the United States are subject to special audits by the FDA and may be rejected if U.S. requirements for record-keeping, protection of human subjects and other matters relating to GCP are not met.

Non-patent market exclusivity

         U.S. drug law creates two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications ("ANDAs") or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity and three years after the approval of a new indication or dosage form for which substantial clinical studies were required. These provisions do not preclude approval of competitive applications based on original data, and they apply only to new drugs, rather than antibiotics or biological products.

         Secondly, the law provides for a special seven year period of protection for "orphan drugs" (e.g., drugs for diseases that affect fewer than 200,000 persons in the United States or that are unlikely to repay development costs). During this period, the FDA is ordinarily precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products as well as new drugs.

Manufacturing controls

         The FDA inspects pharmaceutical manufacturing establishments for compliance with requirements of its Current Good Manufacturing Practice ("CGMP") regulations and conformity with specifications in marketing approvals. In addition, biological manufacturing establishments must be licensed by the FDA, although for specified products the facility is approved within the BLA. The agency inspects foreign manufacturing facilities that supply bulk or finished products for the U.S. market; if companies cannot meet FDA requirements, their products may be excluded from the United States.

Export controls

         U.S. drug laws restrict exports of unapproved new drugs and biological products for commercial distribution and clinical investigation outside the United States. Such drugs can only be exported for commercial use if they have been approved in designated jurisdictions (including the EC and the individual member states). Exports are also permitted for clinical studies in the designated countries after notification to the FDA, but exports for clinical studies in other countries may require prior approval. Less restrictive rules apply to exports of unapproved antibiotics.

Advertising and promotion

         The FDA closely regulates advertising, promotion and marketing of prescription drugs. Promotion for unapproved uses is prohibited, and sponsorship of medical symposia and publications is restricted. Financial incentives to prescribers are regulated under federal and state civil and criminal laws as well as codes of practice for the medical professions. Advertising of over-the-counter drugs is chiefly regulated by the Federal Trade Commission.

Enforcement powers

         The U.S. federal government has extensive powers to compel compliance with medicines laws. Violative products are subject to seizure, and imported products may be detained. Companies and individuals that violate the law are subject to sanctions, including injunctions and criminal penalties with no requirement for proof of negligence or intent. Persons and companies convicted of certain offenses can be temporarily or permanently barred from involvement in the drug approval process. The U.S. federal government can suspend or withdraw approval of products if questions arise concerning safety or effectiveness.

Product liability

         Companies that market drug products in the United States are subject to suit in state and federal courts for personal injuries caused by their products. The risk of product liability is significantly greater than in most European jurisdictions, and damage awards can be substantial. FDA approval is seldom a defense to liability, but failure to comply with FDA requirements may constitute evidence of negligence or conduct warranting punitive or exemplary damages.

Potential limitations on U.S. third-party reimbursement and U.S. health care reform

         Sales of CAT's products will depend in part on the availability of reimbursement from third party payors and the U.S. federal and state governments. Revenues also may be negatively impacted by ongoing U.S. healthcare reform efforts which seek to contain costs and may limit or prescribe treatments and/or services reimbursed by the government.

         C.    Organizational Structure

         The information set forth in the Annual Report in the second table under Note 11 to the Financial Statements, "Fixed asset investments" and under "Basis of Consolidation" under Note 1 to the Financial Statements, "Accounting policies" is incorporated herein by reference.

         D.    Property, Plants and Equipment

         CAT's principal establishments, and summary details of them, are as follows:

                                        Principal            Size           Nature of
Property                                activity         (square feet)        title          Unexpired term
--------------------------------  --------------------- ---------------- ---------------   -------------------
Beech House                       Laboratories and          23,000          Leasehold      Approximately
The Science Park                  offices                                                  9 years (see below)
Melbourn Cambridgeshire SG8 6JJ

The Franklin Building             Laboratories and          20,000          Leasehold      Approximately
Granta Park                       offices                                                  14 years
Abington Cambridgeshire CB2 6HR

Cambridge House                   Laboratories and          23,000          Freehold       n/a
Back Lane                         offices
Melbourn Cambridgeshire SG8 6DD

Milstein Building                 Laboratories and          66,000          Leasehold      Approximately
Granta Park                       office and                                               20 years
Cambridge CB2 6HR                 registered office

         During the 2001 financial year CAT's Pre-clinical and Medical departments occupied the Franklin building. The lease for this building will expire in 2016 and is subject to CAT's right to terminate early in certain defined circumstances. In November 2002 the majority of CAT's other operations moved to the Milstein Building, a purpose-built building consisting of 66,000 sq ft of laboratory and office space also on Granta Park in South Cambridgeshire which have been tailored to meet CAT's specific requirements. CAT has the right to lease additional space if required.

     The site at Beech House is subject to leases which expire in 2010; CAT has entered into an agreement with the landlord to surrender the leases in March 2003 once CAT has vacated the premises. A buyer is currently being sought for Cambridge House.

ITEM 5 -OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The information set forth in the Annual Report under the heading "Financial Review" is incorporated herein by reference.

ITEM 6 -DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

       A.   Directors and Senior Management

       The information set forth in the Annual Report under the headings "Board of Directors", "Senior Executives" and "Scientific Advisory Board" is incorporated herein by reference.

       James Foght has announced his intention to retire from CAT's board of directors after CAT's annual general meeting in February 2003. Effective December 2, 2002, Ake Stavling was appointed as a non-executive director. Mr. Stavling has most recently held the post of Executive Director of Astra Zeneca PLC, with responsibility for business development, incorporating corporate strategy and mergers and acquisitions. Previously, he was Chief Financial Officer at Astra AB. It is intended that Mr. Stavling will succeed Dr. Foght as chairman of CAT's audit committee.

       B.   Compensation

       The information set forth in the Annual Report under the heading "Remuneration Report" under the subheadings "Benefits", "Pensions", "Performance Related Remuneration", "Options", "Non-Executive Directors", "Director's emoluments", "Share participation schemes", "Directors' share options" and "Share incentive plan" and Note 17 of the Financial Statements, "Called up and in capital and share premium" is incorporated herein by reference.

       C.   Board Practices

       The information set forth in the Annual Report under the headings "Board of Directors", "Remuneration Report--Notice Periods", "Corporate Governance -- The Board of Directors", "Corporate Governance--The Audit Committee" and "Corporate Governance -- The Remuneration Committee" is incorporated herein by reference.

       D.   Employees

       The information set forth in the first table under Note 6 to the Financial Statements, "Staff Costs" in the Annual Report is incorporated herein by reference.

       E.   Share Ownership

       The information set forth in the Annual Report under the heading "Remuneration Report" under the subheadings "Directors' share options", "Directors' shareholdings", "Company share option plan" and "Share Incentive Plan", Note 6 to the Financial Statements, "Staff Costs" and Note 17 to the Financial Statements, "Called up and in capital and share premium" (in the options table) is incorporated herein by reference.

       On November 22, 2002, CAT awarded free shares to certain executive directors under its Inland Revenue-approved Share Incentive Plan, granted options to certain executive directors under its Company Share Option Plan and issued shares to its non-executive directors as partial compensation for director service fees. Details of such issuances and grants, and the shareholdings and option holdings of the directors thereafter, are set forth on
Exhibit 99.4, which is incorporated herein by reference.

       On December 11, 2002, two directors acquired CAT shares. Details of such acquisitions, and the shareholdings of such directors thereafter, are set forth on Exhibit 99.5, which is incorporated herein by reference.

ITEM 7 -MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders and U.S. Holdings; Related Party Transactions

       The information set forth in the Annual Report under the headings "Directors' Report--Substantial Shareholdings" and "Directors' Report -- U.S. Shareholdings' and Note 25 to the Financial Statements, "Related party transactions" in the Annual Report is incorporated herein by reference.

       On December 16, 2002, FMR Corp. and Fidelity International Limited reported a disposal of 97,417 shares and a holding of 4,281,319 shares, representing 11.78% of the Company's outstanding shares.

       The identified significant shareholders do not have different voting rights from holders of ordinary shares. To CAT's knowledge, CAT is not controlled by any person. CAT is not aware of any current arrangement, the operation of which may result in a change in control of CAT at a later date.

Changes in Holdings

       FMR Corp., Fidelity International Limited and Edward C. Johnson, who reported holdings of 4,281,319 shares as of December 16, 2002 initially reported shareholdings of 1,452,633 shares on June 28, 2000.

       Human Genome Sciences Inc., who holds 1,670,000 shares acquired its shares in connection with a strategic collaboration with CAT in April 2000 and has not reported changes in such shareholding.

       Oracle Partners L.P., who reported holdings of 1,246,445 shares as of December 16, 2002 reported holdings of 1,369,945 shares on October 2, 1999.

       Capital Group Inc., who reported holding 1,089,995 shares as of December 16, 2002, initially reported its holding over 3% of CAT's shares during the 2001 financial year.

       Legal & General Investment Management who reported holding 1,102,025 shares as of December 16, 2002, initially reported its holding over 3% of CAT's shares during the 2002 financial year.

ITEM 8 -FINANCIAL INFORMATION

       The information set forth in the Annual Report under the headings "Independent Auditors' Report", "Consolidated Profit and Loss Account", "Consolidated Statement of Total Recognized Gains and Losses", "Consolidated Balance Sheet", "Company Balance Sheet", "Consolidated Cash Flow Statement" and "Notes to Financial Statements" is incorporated herein by reference.

Legal Proceedings

       The information set forth in the Annual Report in Note 26 of the Financial Statements is incorporated herein by reference.

ITEM 9 -THE OFFER AND LISTING

       CAT's ordinary shares began trading publicly on what was then the Official List of London Stock Exchange Limited on March 25, 1997, under the symbol "CAT". CAT's ADRs (each of which represents a single ordinary share) commenced trading on the Nasdaq Stock Market on June 11, 2001 under the symbol "CATG." The following table lists information on the price range of CAT's ordinary shares and

ADRs. It is based on reported closing prices for CAT's ordinary shares on the Official List of London Stock Exchange and closing prices for CAT's ADRs as reported by Nasdaq.

                                       High       Low       High        Low
                                       U.S.$     U.S.$     (Pound)    (Pound)
Financial year 1998

First quarter                                                 4.70       3.55

Second quarter                                                4.18       3.50

Third quarter                                                 3.54       2.45

Fourth quarter                                                2.50       1.42

Financial year 1999

First quarter                                                 2.50       1.30

Second quarter                                                2.50       1.89

Third quarter                                                 2.46       1.92

Fourth quarter                                                2.25       1.67

Financial year 2000

First quarter                                                49.00       5.85

Second quarter                                               29.25      18.25

Third quarter                                                30.25      18.25

Fourth quarter                                               41.50      29.00

Financial year 2001

First quarter                                                43.88      26.05

Second quarter                                               35.50      13.38

Third quarter                                                26.65      15.38

Fourth quarter                         31.44     13.10       21.69       8.70

Financial year 2002

First quarter                          30.50     19.80       20.00      13.18

Second quarter                         26.75     19.00       19.28      12.91

Third quarter                          22.70     14.00       14.90       9.80

Fourth quarter                         16.74      6.76       10.05       4.24

June 2002                              17.90     14.99       11.79      10.00

July 2002                              16.74      9.63       10.05       6.07

August 2002                            12.89      9.90        7.82       6.30

September 2002                         12.45      6.76        7.76       4.24

October 2002                            9.87      7.20        6.20       4.64

November 2002                           9.40      7.90        5.95       5.00

ITEM 10 -ADDITIONAL INFORMATION

      A.    Share Capital

      Not applicable.

       B.   Memorandum and Articles of Association

       The information set forth under the heading "Description of Share Capital" in the Company's Registration Statement on Form 20-F/A, as amended, dated June 5, 2001, is incorporated herein by reference. The Articles of Association were amended in February 2002 to allow communication with and voting by shareholders via electronic means.

       C.   Material Contracts

       The information required by this item is contained in Item 3.B. of this Form 20-F.

       D.   Exchange Controls

       None.

       E.   Taxation

United Kingdom Tax Considerations

       The following is a brief description of the material United Kingdom tax consequences of the acquisition, ownership and disposition of shares, including ADRs. The summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation., You should consult your own tax advisors as to the particular tax consequences to you under United Kingdom, United States federal, state and local and other foreign laws, of the acquisition, ownership and disposition of shares or ADRs.

Taxation of Dividends and Distributions

       Under current U.K. taxation legislation, no tax will be withheld from cash dividend payments by CAT.

       U.S. holders of shares or ADRs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by CAT. This is because the income tax treaty provides for a notional U.K. withholding tax, as the rate of 15%, which exceeds the tax credit of 10% to which an individual resident in the United Kingdom would have been entitled had he received the dividend.

       You should consult your own tax advisors as to whether any tax credit or the notional U.K. withholding tax under the income tax treaty will be considered to have been paid with respect to dividends.

United Kingdom Taxation of Capital Gains

       U.S. holders of shares or ADRs who are not resident or ordinarily resident in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of a share or ADR unless, at the time of the disposal, such holder carries on a trade, including a profession or vocation, in the United Kingdom through a branch or agency and such share or ADR is, or has been, held or acquired for the purposes of such trade or branch or agency.

       A holder of shares or ADRs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years and who disposes of shares of ADRs during that period may also be liable to U.K. tax on capital gains, notwithstanding that he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

       Neither the surrender of ADRs in exchange for the deposited ordinary shares represented by the surrendered ADRs nor the deposit of ordinary shares for ADRs representing the ordinary shares will be a taxable event for the purposes of U.K. income and corporation tax or U.K. capital gains tax. Accordingly, U.S. holders will not realize any gain or loss on surrendering ADRs or depositing shares.

United Kingdom Inheritance Tax

       Subject to the discussion of the estate tax treaty in the next paragraph, shares of ADRs beneficially owned by an individual will be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the shares or ADRs are the subject of a gift, including a transfer at less than full market value, by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADRs held in a settlement.

       A share or ADR held by an individual whose domicile is determined to be the United States for purposes of the estate tax treaty and who is not a national of the United Kingdom, will not be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of the share of ADR except where the share or ADR:

..      is part of the business property of a U.K. permanent establishment of an enterprise, or

..      pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

       The estate tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the share or ADR is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

       U.K. stamp duty or SDRT will, subject to specific exceptions, be payable at the rate of 1.5% rounded up to the nearest(pound)5 of the amount of the consideration paid for the shares in registered form which are issued or transferred:

..      to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or

..      to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include issues or transfers of shares in registered form to the Custodian for deposits under the ADR deposit agreement. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total.

       No U.K. stamp duty will be payable on the acquisition of any ADR or on any subsequent transfer of an ADR, provided that the instrument of transfer and any subsequent instrument of transfer is executed and remains at all times outside the United Kingdom. In any other case, the transfer of, or agreement to transfer, an ADR or beneficial ownership of an ADR could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty is 0.5% of the value of the consideration (rounded up to the nearest (pound)5) (a transfer in contemplation of sale being stampable by reference to the value of the property transferred). Interest will be charged on duty that is not paid within 30 days of execution of a transfer of securities subject to stamp duty, wherever execution takes place. Interest paid will not be allowable as a deduction in computing profits and losses for U.K. tax purposes. Penalties will also apply to documents submitted for stamping more than 30 days after the document was executed where the document was executed in the United Kingdom. For documents executed outside the U.K., penalties will apply to documents not submitted for stamping within 30 days after they are first brought into the U.K. An agreement to transfer an ADR or beneficial ownership of an ADR will not give rise to SDRT.

         Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest (pound)5. Generally ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of (pound)5 will generally be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT paid will be repayable or, if the SDRT has not been paid, the liability to pay such tax, but not necessarily interest and penalties, will be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

         Paperless transfers of shares within the U.K. CREST system are generally liable to SDRT, rather than stamp duty, at a rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system. Deposits of shares into CREST will not generally be subject to SDRT, unless the transfer into CREST is made for consideration.

United States Federal Income Tax Considerations

Taxation of Dividends

         The gross amount of a distribution paid on a share (including ADRs), including the full amount of any notional U.K. withholding tax thereon, will be a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds CAT's current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Internal Revenue Code.

         The amount of any distribution paid in pounds sterling will equal the fair market value in U.S. dollars of the pounds sterling received on the date received by you in the case of shares, or by the Depositary, in the case of ADRs, based on the spot exchange rate on such date. You will have a basis in any pounds sterling distributed, equal to the dollar value of pounds sterling on the date received by you, in the case of shares, or by the Depositary, in the case of ADRs. Any gain or loss recognized upon a subsequent disposition of pounds sterling will be U.S. source ordinary income or loss.

         Subject to complex limitations, the U.K. notional withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against your U.S. federal income tax liability. Dividends distributed by CAT will generally be categorized as "passive income" or, in the case of some holders, as "financial services income," for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce U.S. tax on a dollar-for-dollar basis.

Taxation of Capital Gains

         Upon the sale or exchange of a share or an ADR, you generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the share or the ADR. Such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as U.S. source gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

         The surrender of ADRs in exchange for shares will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

United States Anti-Deferral Provisions

         The U.S. Internal Revenue Code contains certain "anti-deferral" provisions which, if applicable, would change the U.S. federal income tax consequences of owning or disposing of shares or ADRs discussed above. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made. As of the date of this prospectus, CAT believes that these anti-deferral provisions will not apply to holders of shares or ADRs.

United States Information Reporting and Backup Withholding

         Dividend payments with respect to shares and ADRs and proceeds from the sale, exchange or redemption of shares or ADRs may be subject to information reporting to the IRS and possible U.S. backup withholding currently at a 30% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9.

         Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

PFIC Annual Information Statement

         For the 2002 financial year, CAT believes that it is not a PFIC. The information in the Annual Report under the heading "PFIC Annual Information Statement" is incorporated herein by reference.

Definition of Passive Foreign Investment Company (PFIC)

         In general, shares or ADRs of U.S. holders will be treated as stock in a PFIC if, for any taxable year in which the shares or ADRs are held:

..        at least 75% of CAT's gross income for the taxable year is passive income, or

..        at least 50% of the value, determined on the basis of a quarterly average, of CAT's assets is attributable to assets that produce or are held for the production of passive income.

         Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

         If CAT is treated as a PFIC, and a U.S. holder does not make a mark-to-market election (as described below), the U.S. holder will be subject to special rules with respect to any gain realized on the sale or other disposition of CAT's ordinary shares or ADRs.

         Under these rules:

..        the gain will be allocated ratably over your holding period for the shares or ADRs,

..        the amount allocated to the taxable year in which the gain is realized will be taxed as ordinary income,

..        the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

..        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year to which such gain is allocated.

         CAT does not intend to pay dividends for the foreseeable future. If, however, CAT should make an "excess distribution" to shareholders (generally, any distributions to shareholders during a single taxable year that are greater than 125% of the average annual distributions received by shareholders in respect of the shares or ADRs during the three preceding taxable years or, if shorter, the holding period for the shares or ADRs) and CAT is treated as a PFIC, the excess distribution would be treated the same way a gain would be treated, as described in the preceding paragraph.

         Because the shares of CAT are publicly traded, if CAT is a PFIC, holders may make a mark-to-market election. If this election is made, the PFIC rules described above will not apply. Instead, in general, ordinary income will include each year the excess, if any, of the fair market value of the shares or ADRs at the end of the taxable year over the adjusted basis in the shares or ADRs. Holders will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADRs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis in the shares or ADRs will be adjusted to reflect any such income or loss amounts.

         If Holders who own ADRs during any year that CAT is a PFIC, must file Internal Revenue Service Form 8621.

         F.   Dividends and Paying Agents

         Not applicable.

         G.   Statement by Experts

         Not applicable.

         H.   Documents on Display

         The exhibits to this Form 20-F are available for review at the Company's registered office.

         I.   Subsidiary Information

         Not applicable.

         Other Information

Disclosure Controls

         Within the 90 days prior to the date of filing this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company's Disclosure Committee and the Company's management including the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 15d-14. Based on that evaluation the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities Exchange Commission in the United States. Subsequent to the date of that evaluation, there have been no significant changes to the Company's internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies or material weaknesses.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The information set forth in the Annual Report in Note 16 to the Financial Statements, "Financial Instruments" is incorporated herein by reference.

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

ITEM 19 - EXHIBITS

         Please see the attached "Index of Exhibits".

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                             CAMBRIDGE ANTIBODY TECHNOLOGY GROUP
                                             PLC



                                             By:  /s/ John Aston
                                                  ------------------------------
                                             Name:    John Aston
                                             Title: Chief Financial Officer
                                             Date:  December 19, 2002

Certifications

I, Peter Chambre, certify that:

1. I have reviewed this annual report on Form 20-F of Cambridge Antibody Technology Group plc ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                         Date: December 19, 2002


                                       /s/  Peter Chambre

                                       ________________________________________
                                       Chief Executive Officer

I, John Aston, certify that:

1. I have reviewed this annual report on Form 20-F of Cambridge Antibody Technology Group plc ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                         Date: December 19, 2002


                                            /s/  John Aston

                                           ________________________________
                                           Chief Financial Officer

                                INDEX TO EXHIBITS

       Exhibit        Description
       -------        -----------
       1.1            Memorandum of Association

       1.2            Articles of Association

       2.1            Specimen of ordinary share certificate*

       2.2            Form of Deposit Agreement*

       2.3            Form of ADR*

       +4.1 License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council*

       4.2            Not used.

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

       +4.12          Form of Executive Director Service Agreement*

       +4.13          Form of Non-executive Director Service Agreement*

       +4.14 Research, Development and Commercialization Agreement, dated January 24, 2001, between Elan Pharma International Limited and Cambridge Antibody Technology Limited**

         +4.15 Commercial Manufacturing Services Agreement, dated November 23, 2001, between Cambridge Antibody Technology Limited and Lonza Biologics PLC

         8.1        List of subsidiaries.  The information required by this
                    exhibit is contained in Note 11 to the Financial Statements, "Fixed asset investments" in the Annual Report and is incorporated herein by reference.

         99.1       Annual Report for the year ended September 30, 2002

         99.2 Certification of Peter Chambre pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         99.3 Certification of John Aston pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         99.4 Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant's Shares (filed herewith and previously furnished as Exhibit 99.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K on December 2, 2002).

         99.5 Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant's Shares (filed herewith and previously furnished as Exhibit 99.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K on December 13, 2002).


* Filed with the Company's Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.

**   Filed with the Company's Annual Report on Form 20-F for the 2001 Financial
Year on February 20, 2002 under the same exhibit number.

+    Confidential treatment requested for portions of this exhibit.