Form 20-F/A
period 2001-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2003-10-14
CIK 1067386

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------
                                   FORM 20-F/A
                                Amendment No. 1

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

     In January 2001 the Company entered into an alliance with Elan Pharma International Limited ("Elan") under which the companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. Under the terms of the four year agreement, the two companies will fund all research and development jointly and share commercialization profits equally. The Company will have primary responsibility for the discovery and optimalization of human antibodies against multiple targets identified by Elan. Elan will evaluate clinical antibody candidates in pre-clinical models, manage clinical and regulatory development and will be responsible for global commercialization. Either party may terminate the agreement for convenience on 60 days' notice. If the agreement is terminated for convenience, then the non-terminating party will have the right to continue to develop and commercialize products developed in the collaboration and would be required to pay the terminating party (a) a royalty on sales of those products and (b) a milestone payment of between US$5 million and US$15 million when those products receive regulatory approval. The amount of the royalty and milestone would depend on the stage of development of those products achieved at the date of termination.

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

                                      CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC



                                      By: /s/ John Aston
                                         ---------------------------------------
                                      Name:  John Aston
                                      Title: Chief Financial Officer
                                      Date:  October 14, 2003

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

    12.1 Certification of Peter Chambre pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    12.2 Certification of John Aston pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    13.1 Certification of Peter Chambre pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    13.2 Certification of John Aston pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    99.1       Annual Report for the Year Ended September 30, 2001,
               (previously filed).

* Filed with the Company's Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.

+    Confidential treatment requested for portions of this exhibit.