Form 20-F
period 2003-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2003-12-04
CIK 1067386

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One):

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934; OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003; or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-31116

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

Milstein Building

Granta Park

Cambridge CB1 6GH UK

(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

American Depositary Shares: 3,072,240 as of September 30, 2003

Ordinary Shares: 38,338,320 as of September 30, 2003

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐    Not Applicable  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Cambridge Antibody Technology Group plc (the “Company” or “CAT”) as indicated below is being incorporated by reference from the Company’s “Annual Report and Accounts for the year ended September 30, 2003” filed as Exhibit 14.1 to this Form 20-F (the “Annual Report”).

Where information is being incorporated by reference as described above, unless otherwise indicated, references below to major headings in the Annual Report include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

Information from CAT’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 2, 2003 is being incorporated by reference into this Form 20-F as indicated below. The exhibit to such report containing the information being incorporated by reference herein is filed as Exhibit 14.2 to this Form 20-F.

Unless otherwise indicated, all financial information in the Form 20-F is presented in accordance with generally accepted accounting standards in the United Kingdom (“UK GAAP”).

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements. All statements other than statements of historical facts included in this document, including any statements preceded by, followed by or that include the words “targets,” “plans,” “believes,” “expects,” “aims,” “intends,” “will,” “may,” “anticipates” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

•	future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;

•	future performance in clinical trials of the product candidates that were developed using CAT’s technology;

•	the ability of CAT and its collaborators to commercialize products;

•	business and management strategies and the expansion and growth of CAT’s operations;

•	the effects of government regulation on CAT’s business;

•	expansion and other development trends of CAT’s current and future customers and its industry; and

•	acquisitions, including the timing, nature, availability, location and significance of those acquisitions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CAT, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT’s present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT’s actual results, performance or achievements to differ materially from those in the forward-looking statements are described in Item 3.D (Risk Factors). These forward-looking statements are being made as of the date hereof. CAT is under no duty to update any of these forward-looking statements after the date hereof, other than as required by law.

ITEM 1 -IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 -OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 -KEY INFORMATION

A. Selected Financial Data

See Item 5 under the caption “Selected Financial Data.”

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in CAT’s ordinary shares and American Depositary Receipts (“ADRs”) is subject to certain risks and shareholders should consider the risk factors described below.

The following describes the material risks known to CAT that could affect CAT. Additionally, some risks may be unknown to CAT and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect CAT’s business, turnover, profits, assets, liquidity and capital resources.

CAT has a history of losses and expects to continue to incur losses for the foreseeable future.

For the year ended September 30, 2003, CAT’s consolidated losses after taxation were approximately £39.2 million and its consolidated accumulated losses at that time were approximately £122.5 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. While CAT has received a payment from Abbott with respect to royalties from the sales of HUMIRA™ (formerly D2E7) and expects that it will receive further royalty payments in the future, no other product developed using CAT’s technology has yet been marketed and thus has not generated royalties from sales. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

CAT’s early stage of development makes it difficult to evaluate its business and prospects.

With the recent exception of HUMIRA, CAT and its collaborative partners have not begun commercial sales of CAT’s products. Accordingly, CAT’s revenue and profit potential are unproven. CAT’s limited operating history makes it difficult for an investor to evaluate CAT’s business and prospects. CAT’s technology may not result in any meaningful benefits to CAT’s current or potential collaborative partners. Further, due to CAT’s limited operating history, CAT has difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which CAT and CAT’s collaborative partners can devote development effort is limited by the availability of financial and scientific resources, CAT is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of CAT’s product development pipeline. Investors should consider CAT’s business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly evolving industry.

The unpredictability of CAT’s financial results may cause CAT’s operating results to fail to meet market expectations.

CAT expects that a majority of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, license fees and technical performance and product development milestone payments. Royalties from sales of HUMIRA will first be recognized during the year ending September 30, 2004. Payments pursuant to CAT’s collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT’s revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT’s revenues depend. CAT’s revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT’s operating results may be below expectations of analysts and investors. If this happens, the price of the CAT’s shares and ADRs is likely to decrease.

CAT depends on collaborators for product development, manufacturing and marketing. Failure to enter into collaborative arrangements or failure of CAT’s collaborators to perform adequately under existing arrangements will harm CAT’s ability to develop and market products and earn revenue.

CAT’s strategy depends on entering into arrangements with collaborators and licensees. CAT currently does not plan to develop significant manufacturing, marketing or sales capabilities and will rely heavily on collaborators for these functions. Collaborations are necessary in order for CAT to:

•	access proprietary disease targets against which CAT intends to generate drug products;

•	access skills and information that it does not possess;

•	fund its research and development activities;

•	fund pre-clinical testing, clinical trials and manufacturing of product candidates;

•	seek and obtain regulatory approvals for product candidates; and

•	successfully market and sell existing and future product candidates.

CAT’s success, therefore, will depend on the ability and efforts of these outside parties in performing their responsibilities. Many of these collaborative arrangements give the partner the exclusive right to market and sell certain products developed in the collaboration. These collaborators will have significant discretion over the resources they devote to these efforts. CAT’s ability to earn revenues, including royalties based on products sales and certain milestones, depends on these efforts. These collaborators may not devote sufficient resources to collaborations with CAT.

In addition, collaborative arrangements are governed by legal agreements which are often complex and may be subject to differing interpretations of their various terms by the parties which may in turn lead to a dispute between the parties. These disputes may divert the attention of our management. CAT is currently involved in a dispute with Abbott regarding royalties on HUMIRA™. Following unsuccessful efforts to resolve the matter with Abbott, CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London. If CAT is not successful in this litigation, CAT’s ability to earn royalty revenues from HUMIRA over the minimum royalties stipulated in the agreement will be materially and adversely affected.

If CAT is not able to establish further collaborative arrangements, if any collaborator fails to adequately perform its responsibilities under a collaborative arrangement or if any or all of CAT’s existing collaborative arrangements are terminated, then CAT may be required to seek new collaborative arrangements or to undertake product development and commercialization at its own expense. CAT may not be able to develop and commercialize the relevant product candidates without the collaborators. If CAT must seek new arrangements or undertake these matters itself:

•	the number of product candidates that CAT will be able to develop and commercialize may be limited;

•	the likelihood of successful product introduction may be reduced;

•	the collaborative arrangements may not be on terms favorable to CAT; and

•	CAT’s capital requirements may be increased significantly.

Any of the above would harm CAT’s ability to earn revenues from its products and recover its research and development expenditures.

CAT may not obtain adequate legal protection over its technology.

CAT must obtain adequate legal protection for the technology that it develops. CAT’s success thus depends on its ability to:

•	obtain patents;

•	protect trade secrets;

•	operate without infringing the proprietary rights of others; and

•	prevent others from infringing its proprietary rights.

CAT will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. CAT tries to protect its proprietary position by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. CAT owns or co-owns or has licensed patents, and has applied for patents, covering its core technology. CAT’s patents are described in Item 4.B in “Intellectual Property – Key Patents.”

The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that CAT owns or licenses from third parties may not provide any protection against competitors. CAT’s pending patent applications, those it may file in the future or proprietary rights it may license from third parties, may not result in patents being issued. Also, patent rights may not provide CAT with adequate proprietary protection or competitive advantages against competitors with similar technologies.

If CAT is unable to obtain sufficient legal protection of its technology, other companies may use similar technology to develop and produce products, which may deprive CAT of the competitive advantages provided by its technology.

CAT has been involved in litigation and other legal proceedings with third parties regarding the validity of its key patents and may be involved in litigation in the future.

CAT’s strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT has been, and is, involved in litigation involving its key patents, some of which is described in Item 8 in “Financial Information – Legal Proceedings.” This litigation included suits to invalidate certain of CAT’s key patents. CAT may become involved in similar litigation in the future. If CAT does not successfully defend these suits, CAT’s competitors may gain access to technology that CAT believes is proprietary to it. CAT’s competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT’s primary competitive advantages. In addition, if some or all of CAT’s key patents were invalidated, this could impact on CAT’s ability to obtain royalties from its current and future collaborations.

The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, interference and opposition proceedings and related legal and administrative proceedings involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

•	enforce patents that CAT owns or licenses;

•	protect trade secrets or know-how that CAT owns or licenses; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

CAT may be denied access to important technology and subject to costly litigation if it infringes the intellectual property rights of third parties.

CAT’s commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties.

CAT’s technologies may unintentionally infringe the patents or violate other proprietary rights of third parties. In addition, in developing products for particular targets or uses CAT and its collaborative partners may infringe the patents or violate the intellectual property of others. If CAT is found to infringe the intellectual property rights of third parties, CAT and its collaborative partners may be prevented from pursuing product development or commercialization based on the infringing technology, target or use and may be subject to significant liabilities.

To gain access to such technology, targets or uses, CAT may be required to seek licenses that may not be available from third parties on acceptable terms, if at all. Costs associated with license arrangements may be substantial and may include ongoing royalties payable by CAT.

Clinical trials for product candidates based on CAT’s technology will be lengthy and expensive and may not be successful.

Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or partners (alone or with CAT) must demonstrate through pre-clinical testing and clinical trials that its human antibody-based therapeutic products are safe and effective for use in humans. Part of CAT’s strategy is to conduct its own pre-clinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials. Moreover, CAT will continue to be subject to the pre-clinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

In addition to HUMIRA, there are eight products based on CAT’s technology in various clinical trials stages. While results from early stage clinical trials have generally been encouraging, data obtained from such clinical trials has been insufficient to conclusively demonstrate safety and effectiveness under applicable regulatory guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities is susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. CAT’s commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	inability to manufacture sufficient quantities of materials for use in clinical trials;

•	slower than expected rate of patient recruitment;

•	inability to adequately follow patients after treatment;

•	unforeseen safety issues;

•	lack of effectiveness during the clinical trials; or

•	government or regulatory delays.

Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.

The pre-clinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT’s technology are all subject to regulation administered and enforced by the governmental regulatory agencies in countries where CAT and any of its potential partners or licensees intend to test, manufacture or market such products. CAT or its collaborative partner will be required to obtain from the relevant regulatory authority an approval, called a marketing authorization, to market a drug in the territory which is subject to the regulatory authority’s jurisdiction. The grant of a marketing authorization for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorization and to the regular inspection of premises, staff and procedures by regulatory authorities.

One product candidate based on CAT’s technology, HUMIRA, has been approved by the FDA for marketing in the United States and by the EMEA for marketing in the European Union as a treatment for rheumatoid arthritis. However, CAT or its licensees and collaborative partners may not receive required regulatory approvals to manufacture and market product candidates that are identified and pursued now or in the future. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product’s indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorization, even though the relevant product may have been approved by another regulatory authority. If an authorization is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacturer may result in the imposition of restrictions upon sale, supply or manufacturer including, at worst, the withdrawal of the product from the market or the loss of the relevant authorizations, or may otherwise harm CAT’s business or income from licensees and collaborative partners.

If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of Trabio™ (CAT-152), CAT-192 (metelimumab) and CAT-213 (bertilimumab) for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

The manufacture of product candidates and products will be subject to authorization and to the “Good Manufacturing Practice” standards prescribed by the appropriate regulatory agencies. Compliance with these regulatory requirements will be expensive and could further limit the number of suitable manufacturers available to CAT and its collaborators.

CAT’s competitors may market products before CAT does or produce superior products.

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

Many of these companies are addressing the same diseases and disease indications as CAT or CAT’s collaborative partners. HUMIRA is competing in the market for the treatment of rheumatoid arthritis with Enbrel™, a TNFa inhibitor developed by Immunex (now Amgen) and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, from Remicade™, a TNFa antibody developed by Centocor, which was approved in the United States in 1999 and Europe in 2000 and from Kineret™, an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex and other companies have antibody products in clinical trials. Consumers and physicians may choose to use these or other products of CAT’s competitors rather than CAT’s products or the products of CAT’s collaborative partners.

Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex’s joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell N.V., MorphoSys AG, BioInvent and Dyax Corporation. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

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

CAT’s product candidates compete with established drug therapies and may compete with newer, more effective techniques. As a result, CAT’s technology may not be accepted in the market.

Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, HUMIRA is facing competition from many products, including Disease Modifying Anti Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Competition may also arise from:

•	other drug development technologies and methods of preventing or reducing the incidence of a disease;

•	new small molecules; or

•	other classes of therapeutic agents.

Developments by competitors may render CAT’s product candidates or technologies obsolete or uncompetitive. CAT’s collaborative partners may pursue other technologies. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than CAT’s. If they do, then products based on CAT’s technology will be obsolete or become uncompetitive and CAT will fail to earn expected revenue.

If CAT fails to attract and retain key employees and consultants, its business will be harmed.

CAT depends significantly on its management and scientific personnel. The loss of the services of any key employee could cause harm to CAT’s business. CAT’s strategy depends on hiring key scientific and management personnel. CAT faces significant competition in the hiring and retention of key employees. If CAT fails to recruit scientific and managerial employees in the future or loses any of its key employees, CAT’s business, financial condition and results of operations may be harmed.

Furthermore, as CAT’s business continues to develop, the skills of existing personnel may not be appropriate to meet the future needs of the business and it may not be possible to redeploy such personnel to alternative activities. Additionally, if the level of available staff resources exceeds that necessary for current activity levels then consideration will be given as to whether it is in the interests of the business to retain certain personnel. Either circumstance could result in the need for redundancies with attendant costs and potential for litigation from ex-employees.

If CAT’s license agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.

Certain license agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licenses of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT, does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission (an “individual exemption”), provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision. As of May 1, 2004, the individual exemption regime will no longer apply (except in very restricted circumstances) and companies will only be able to rely on exemptions to avoid infringing Article 81(1).

CAT may be subject to product liability claims, which are expensive to insure against and, if successful, may force CAT to incur unforeseen expenditures.

As a designer and developer of drug products, CAT is exposed to potential product liability risks which are inherent in the research and development, pre-clinical study, clinical trials, manufacturing, marketing and use of these products. Consumers, healthcare producers or persons selling products based on CAT’s technology may be able to bring claims against CAT based on the use of CAT’s products in clinical trials and the sale of products based on CAT’s technology. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. Insurance coverage may not be available to CAT at an acceptable cost, if at all. In the event of any claim, CAT’s insurance coverage may not be adequate.

CAT’s operations involve the use of potentially hazardous materials. An accident involving these materials could subject CAT to liability.

As a biopharmaceutical company, CAT is subject to environmental and safety laws and regulations, including those governing the use of potentially hazardous materials. The design, development and testing of CAT’s products involves the use of hazardous materials. Although CAT believes that its procedures for handling and disposing of such materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, CAT may incur unforeseen liabilities.

The market for CAT’s securities is volatile, which may cause unexpected changes in CAT’s share price.

The share prices of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The market prices and trading volumes of CAT’s shares and ADRs are volatile, and it is expected that the price of the Company’s securities will be volatile for the foreseeable future. The price at which the CAT’s shares and ADRs are quoted and the price which investors may realize for their securities will be influenced by a large number of factors, some specific to CAT and its operations and some which may affect the quoted healthcare and pharmaceutical sector, or quoted companies generally. These factors could include the performance of CAT’s research and development program, large purchases or sales of CAT’s shares and ADRs, currency fluctuations, legislative changes in the healthcare environment, litigation, in particular intellectual property litigation, and general economic conditions.

The ability of investors to enforce civil liabilities obtained against CAT in the United States may be limited.

CAT is a public limited company incorporated under the laws of England and Wales. None of CAT’s directors and senior management are residents of the United States. Substantially all of the assets of such persons and a substantial majority of the assets of CAT and its subsidiaries are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or CAT or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the U.S. federal or state securities laws.

Investors will not receive cash dividends in the foreseeable future.

CAT has not paid cash dividends on its ordinary shares (including the ordinary shares which underlie its ADRs) and does not plan to pay cash dividends on its ordinary shares in the foreseeable future.

ITEM 4 -INFORMATION ON THE COMPANY

A. History and Development of the Company

Incorporation and History

CAT was incorporated and registered under the laws of England and Wales on August 5, 1996, under the name Intercede 1186 Limited as a private company limited by shares. CAT changed its name from Intercede 1186 Limited to Cambridge Antibody Technology Group Limited on August 22, 1996 and was re-registered as a public limited company under the name Cambridge Antibody Technology Group plc on December 20, 1996. CAT’s principal business address is:

Milstein Building

Granta Park

Cambridge CB1 6GH

UK

The telephone number of CAT’s registered office is +44-(0)1223-471-471.

Capital Expenditures

For information regarding capital expenditures for the last three financial years, please see Item 5 in “Operating and Financial Review and Prospects.”

Public Takeover Bids

CAT is not aware of any public takeover bids made in respect of its shares during the 2003 financial year or since the beginning of the 2004 financial year.

Proposed Merger with Oxford GlycoSciences

In January 2003, CAT and Oxford GlycoSciences Plc announced that they had agreed to terms for the merger of the two companies by way of a share for share exchange. CAT shareholders subsequently approved the merger at an Extraordinary General Meeting in March 2003. However, a decline in CAT’s share price, particularly after the announcement of the dispute with Abbott over the level of HUMIRA royalties, depressed the value of CAT’s offer. Subsequently, Oxford GlycoSciences Plc shareholders accepted a competing cash offer made by Celltech.

Antibody Microarrays

CAT terminated all activity in its development of the application of antibodies on microarrays for personalized medicine in the Summer of 2003.

B. Business Overview

Overview

CAT is a biotechnology company with an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. CAT uses its proprietary technology for the discovery and development of human monoclonal antibodies as treatments for human disease.

Based near Cambridge, Cambridgeshire, UK, CAT was established in 1990 by Dr. David Chiswell, the former Chief Executive Officer, and leading scientists from the Medical Research Council. As of September 30, 2003, CAT employed 279 people. In March 1997, CAT completed its initial public offering and listing on the London Stock Exchange, raising approximately £38.4 million (net of expenses). In April 2000, CAT raised a further £89.5 million (net of expenses) in a share offering. In June 2001, CAT listed ADRs representing its shares on the Nasdaq Stock Market.

Background to Antibodies

The Function of Antibodies

Antibodies are part of the body’s principal defense mechanism against disease-causing organisms and other foreign molecules. They are proteins made naturally by the immune system and each recognizes and binds to a specific molecular structure on a target known as an antigen. The specificity of antibodies is such that they are capable of distinguishing the subtlest of molecular differences. They serve to recognize, bind to and eliminate disease-causing organisms and to neutralize toxins. Antibodies are naturally present in the blood and can survive in the circulation for extended periods in order to perform their surveillance and defense functions.

Each individual B-cell (which is the class of human white blood cell that produces antibodies) produces a unique antibody that can be capable of recognizing and binding to one type of antigen. A monoclonal antibody is derived from a single clone of cells, all molecules of which have identical target (antigen) binding sites.

The basic structure of an antibody comprises two protein chains, designated as “heavy chain” and “light chain” because of their relative size. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain, which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

As with all proteins, antibody structure is defined largely by genes. Different antibodies are produced, in part, as a result of the random pairing of genes for the variable domains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B-cell which produces the antibody proliferates to generate more antibodies against the target antigen.

Antibodies as Drugs

Monoclonal antibodies are an increasingly important class of drugs and today represent the second fastest growing therapeutic protein class.

There are just over a dozen products approved and marketed by industry participants today. They include Rituaxan®/MabThera®, Zevalin® and Bexxar® for Non-Hodgkin lymphoma, Orthoclone®, Simulect® and Zenapzx® for transplant rejection, Campath® and Mylotarg® for leukemia, Reopro® for use in angioplasty, Synagis® for prevention of RSV infection, Remicade® for rheumatoid arthritis and Crohn’s disease, Herceptin® for cancer and more recently Xolair® for asthma and HUMIRA for rheumatoid arthritis. HUMIRA is the first human monoclonal antibody obtained by modern technologies to reach market.

Development in the class is very active with well over 100 products at various stages of clinical studies. The product of this class with the most sales (Rituxan/MabThera) almost reached a worldwide sales figure of $1.5 billion in 2002.

Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunizing mice with a target antigen and isolating the mouse’s B-cells that produce the antibodies that bind the antigen. Those B-cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered, they were recognized as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

In an attempt to make mouse-derived monoclonal antibodies better tolerated and more effective, monoclonal antibodies were designed to be more human. Monoclonal antibodies were therefore developed composed of variable regions from mouse antibodies and constant regions from human antibodies, which are known as “chimaeric antibodies”. Subsequently, mouse antibodies were converted into a human form by grafting the mouse amino acid sequences which comprise the antigen-binding regions of the antibody into a human framework. These antibodies are known as “humanized” or CDR-grafted antibodies. These techniques reduce the mouse genetic content from 100% to approximately 30% in the case of chimeric antibodies and 10% in the case of humanized antibodies. A number of chimeric and humanized monoclonal antibodies have been approved for marketing as therapeutic products. However, these antibodies still contain elements derived from mouse genes.

CAT has developed a process to isolate quickly and effectively human monoclonal antibodies of the required specificity from CAT’s libraries of antibodies. CAT’s libraries are derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunization of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by “foreign” mouse protein. Companies other than

CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunizing those mice with antigens causes those mice to produce genetically human antibodies.

Antibody Libraries

CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using phage display technology. All antibodies share the same basic structure. They are large “Y” shaped protein molecules, comprising two chains, a “heavy” chain and a “light” chain. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The “backbone” of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body’s process to neutralize or eliminate the foreign molecule or pathogen. CAT’s libraries are derived from the combination of human “heavy chain” and “light chain” genes, which encode the antigen binding parts (variable domain) of the antibody.

Phage display is the process by which a phage is made to display human antibody proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins – in this case fragments of human antibodies capable of specifically recognizing and binding to an antigen. Genes from the human antibody libraries are inserted into a population of phage. Each phage carries the genes for an antibody and thus displays that antibody protein on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

A large and diverse antibody library has a greater chance of containing high quality antibodies that will bind to any given target molecule. Each of CAT’s phage antibodies contains a combination of human antibody genes, giving each one its specificity. CAT has engineered combinations of these to produce libraries that currently incorporate around 100 billion distinct antibodies allowing it to isolate antibodies to potential disease targets rapidly and efficiently.

CAT’s antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the libraries. When testing the libraries against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody libraries. The antibody libraries are so large that in a typical case many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. All of CAT’s libraries can be screened against a target molecule (antigen) in less than a week. CAT believes than no other antibody isolation technology can match the speed and capacity of this approach.

As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the onward development and potential manufacture of human monoclonal antibody therapeutic products.

CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of ribosome display. Ribosome display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using ribosome display technology, there is no need for phage particles and bacteria to generate antibodies as described above. Since its acquisition of Aptein, CAT has continued to refine the ribosome display technology platform.

Together with CAT’s phage display technology, this new technology has the potential to enhance significantly CAT’s capabilities and its leading position in combinatorial antibody libraries through the creation of even larger antibody libraries offering greater efficiency in the development of antibody therapeutics.

Advantages of CAT’s Technology

CAT believes that its platform technology has a number of advantages over alternative techniques for obtaining antibodies.

CAT’s platform technology:

•	avoids the need for immunization in animals, which is lengthy; and

•	enables the rapid identification and isolation of antibodies, usually within days.

CAT’s platform technology enables the isolation of:

•	antibodies to a large number of target antigens simultaneously and cost effectively;

•	a broad spectrum of antibodies to each target antigen;

•	antibodies to a diverse range of target antigens directly (including naturally occurring proteins that the immune system would not normally respond to);

•	antibodies of completely human origin, reducing the likelihood of an adverse immunological response; and

•	antibodies which can be further engineered, if required, to optimize potential utility as the basis for a human therapeutic product.

CAT’s technology processes can be automated in many areas which allows CAT to screen potential antibody drug candidates rapidly and efficiently.

CAT’s Product Candidates and Product Development Activities

Product Development

The pipeline of CAT-derived human monoclonal antibody product candidates has three CAT products in clinical development and two further product candidates in pre-clinical development. At CAT’s licensees, there are six CAT-derived products in various stages of clinical development and a further three in pre-clinical development. In addition, there are ongoing research programs at CAT involving 14 distinct molecular targets.

HUMIRA™

HUMIRA (adalimumab), a human anti-TNFa monoclonal antibody, has become the first CAT-derived antibody to receive approval for marketing and the first human monoclonal antibody approved anywhere in the world for the treatment of rheumatoid arthritis. It was isolated and optimized by CAT in collaboration with Abbott.

On December 31, 2002, Abbott announced that it had received U.S. Food and Drug Administration approval to market HUMIRA in the United States as a treatment for rheumatoid arthritis.

On April 16, 2003, Abbott received marketing approval for HUMIRA in Switzerland and on September 10, 2003 Abbott announced that it had received approval from the European Commission to market HUMIRA for the treatment of adult rheumatoid arthritis in the European Union. HUMIRA is now being marketed in the United States, the United Kingdom and Germany. Abbott reported global sales of HUMIRA of $161 million in the first nine months of 2003, and has stated global sales expectations of over $250 million for 2003, over $500 million in 2004 and peak sales of over $1 billion in rheumatoid arthritis alone, excluding the potential of the other indications in development.

During the year, Abbott announced the expansion of its HUMIRA program. Phase III clinical trials are now underway in psoriatic arthritis, juvenile arthritis, Crohn’s disease and ankylosing spondylitis, and a Phase II clinical trial in patients with chronic plaque psoriasis continues.

CAT receives royalties on the sales of HUMIRA and received its first payment in October 2003. This payment represented Abbott’s calculation of the royalties due to CAT on HUMIRA sales in the six month period ended June 30, 2003.

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated April 1, 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London.

CAT Product Candidates

TrabioTM

There are three ongoing clinical trials of Trabio (lerdelimumab, CAT-152), a human anti-TGFß2 monoclonal antibody with anti-scarring effects being developed for improving outcomes in glaucoma filtration surgery (trabeculectomy).

In June 2003, CAT announced the completion of enrollment in the Phase II/III European clinical trial of Trabio, with 344 patients undergoing first time trabeculectomy enrolled at major eye hospitals in six countries. Data from this trial are expected to be available towards the end of 2004 when all patients will have completed at least one year of follow-up post surgery.

In the International Phase III clinical trial in patients undergoing first time trabeculectomy, patient enrollment is nearing completion. This trial is being carried out in major eye hospitals in six European countries and South Africa. Data from this trial are expected in early 2005.

Following CAT’s first successful Investigational New Drug application and regulatory clearance from the Food and Drug Administration (“FDA”) within the U.S. Department of Health and Human Services at the end of 2002, a clinical trial of Trabio has been initiated in the United States. The trial is a head-to-head comparison of Trabio with 5-Flurouracil (5-FU) in patients undergoing trabeculectomy. Patient recruitment in this trial is ongoing.

In May 2003, three-year follow-up results of an earlier trial of Trabio, the Phase I/IIa clinical trial of Trabio in patients undergoing first time trabeculectomies, were presented at the annual meeting of the Association for Research in Vision and Ophthalmology. The results show a clinically significant benefit in the outcome of surgery in patients treated with Trabio. Additionally, there were no significant long-term safety issues observed.

Having held initial discussions with a number of potential marketing partners for Trabio, it is now more likely that CAT will wait until the results of the European Phase III clinical trial are available before bringing in a partner.

CAT-192

In the Phase I/II clinical trial of CAT-192 (metelimumab), a human anti-TGFß1 monoclonal antibody being developed with Genzyme as a potential treatment for diffuse systemic sclerosis, patient recruitment was completed early in 2003. 45 Patients in five countries were recruited to the trial, which is being conducted by Genzyme, and data are expected to be made available in early 2004.

GC-1008

GC-1008 is a pan-specific human anti-TGFß monoclonal antibody, one of the GC-1000 series of human monoclonal antibodies against TGFß that are being developed by CAT and Genzyme. It is currently in pre-clinical studies and it is expected that an Investigational New Drug application will be filed towards the end of the fourth quarter of 2003 for a clinical trial in the United States in idiopathic pulmonary fibrosis.

CAT-213

CAT-213 (bertilimumab) is a human anti-eotaxin1 monoclonal antibody which CAT has been evaluating as a treatment for severe allergic disorders. During the year, a Phase I/IIa allergen challenge study of a topically applied single dose of CAT-213 in patients with allergic conjunctivitis was carried out. The results showed CAT-213 to be safe and well tolerated, however, there was no effect on symptoms. Analysis has shown that the allergen challenge did not provoke a large enough late phase response involving eosinophils, thus denying the opportunity to show an effect of CAT-213.

Data from a non-interventional study of the effects of CAT-213 on sputum from asthmatic sufferers, carried out separately, suggest a possible role for CAT-213 as a treatment for severe and unstable asthma. These results add to those obtained from the single-dose Phase I/IIa allergic rhinitis challenge study carried out in 2002 which showed that CAT-213 had a significant positive effect upon nasal patency and reduced the numbers of tissue eosinophils and mast cells associated with nasal allergen challenge. Following an internal review of its product development portfolio, and specifically the opportunities in asthma, CAT has commenced the process of partnering CAT-213.

CAT-354

CAT-354, a human anti-IL13 monoclonal antibody derived from CAT’s proprietary research programs and optimized using ribosome display, has commenced pre-clinical development. It is being developed as a potential treatment for asthma and also, possibly, for other indications. Subject to the achievement of pre-clinical milestones it is expected that CAT-354 will enter clinical development by the end of 2004.

Licensed Product Candidates

During the year, there has been significant progress in CAT’s collaboration with Human Genome Sciences, Inc (“HGSI”), with four CAT-derived antibodies being developed by HGSI now in clinical trials.

HGSI Candidates

In April 2003, HGSI announced that LymphoStat-BTM (belimumab) had received Fast Track Product Designation from the FDA for the treatment of systemic lupus erythematosus (“SLE”) and reported positive results from the Phase I clinical trial which showed LymphoStat-B to be safe and biologically active in patients with SLE. In September 2003, HGSI announced that it had commenced a double-blind, placebo-controlled, multi-center Phase II clinical trial in approximately 300 patients with SLE, designed to evaluate safety, optimal dosing and preliminary efficacy. In addition, HGSI plans to initiate a phase II clinical trial of LymphoStat-B for the treatment of rheumatoid arthritis before the end of 2003.

TRAIL-R1 mAb is an apoptosis-inducing human monoclonal antibody that recognizes TRAIL Receptor-1 (TRAIL-R1) expressed on a number of solid tumor and haemotopoetic cancer cells. Phase I clinical trials, being carried out by HGSI in patients with advanced cancers, continue and HGSI expects to report results in 2004. A Phase I clinical trial in patients with multiple myeloma has also commenced.

At the annual meeting of the American Association for Cancer Research (“AACR”) in July 2003, HGSI presented data that demonstrated that TRAIL-R2 mAb (an agonistic human monoclonal antibody which binds to TRAIL Receptor-2 (TRAIL-R2) expressed on the surface of some types of cancer cell), induces apoptosis and has anti-tumor activity in a broad range of tumor types, both as a single agent and in combination with chemotherapy. HGSI subsequently initiated a Phase I open-label, dose-escalating study in the UK to evaluate the safety and pharmacology of TRAIL-R2 mAb in patients with advanced tumors.

In March 2003, HGSI publicized its work in developing a human anti-protective antigen monoclonal antibody, ABthrax™, and reported its effect in protecting against anthrax exposure in multiple experimental models. This antibody was isolated and developed by HGSI from antibody libraries licensed from CAT. In June 2003, HGSI announced that it had received clearance from the FDA to begin human trials and, in August 2003, HGSI announced that it had received Fast Track Product Designation from the FDA for ABthrax and confirmed that it had initiated a Phase I placebo-controlled, dose-escalation clinical trial in healthy adult volunteers.

ABthrax has been demonstrated to be effective in preventing the lethal effects of anthrax exposure in two relevant models and, more recently, has been demonstrated to be effective in protecting against the lethal effects of anthrax when administered at different time points following spore challenge. According to the guidelines of the U.S. Bioterrorism Act, clinical trials will be required to establish safety, tolerability, and pharmacology, but not efficacy in man. HGSI has stated that large-scale development and manufacture of ABthrax is dependent on U.S. government funding.

ABT-874

In May 2003, Abbott announced development progress with ABT-874 (formerly J695), a human anti-IL12 monoclonal antibody isolated and optimized by CAT in collaboration with Abbott and licensed by CAT to Abbott under the 1995 agreement between CAT and Knoll Aktiengesellschaft (which has since been acquired by Abbott) as HUMIRA. Abbott discussed promising Phase II Crohn’s disease data for ABT-874, and announced plans for a Phase II study in multiple sclerosis in the first half of 2004.

There are three product candidates at pre-clinical development stage at CAT’s collaborators.

Discovery Stage Programs

There are ongoing research programs to 14 distinct molecular targets at CAT. Over half of these programs are funded or co-funded by CAT, including co-development programs with Amgen, Amrad and Elan.

Markets

Information regarding markets can be found in the second table under Note 2 in the financial statements included in this Form 20-F.

Collaborative Arrangements

A key element of CAT’s strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations.

CAT’s own product development activities focus on the value-adding stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT’s technology is developed solely by CAT’s collaborative partner, CAT will generally receive long term revenue in the form of milestone payments and royalties should the product be marketed. CAT will typically receive royalties until the later of (1) the expiration of the last of CAT’s patents upon which the product is based and (2) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

Our significant collaboration agreements are described below.

Genzyme

CAT, through its wholly owned subsidiary Aptein, and Genzyme are collaborating under an agreement entered into in September 2003 which replaces their original strategic alliance entered into in September 2000. Under the collaboration, Genzyme has received an exclusive worldwide license to CAT’s human antibodies targeted against TGFß for all uses except in the eye. CAT and Genzyme have focused initially on developing a human monoclonal antibody-based treatment for diffuse systemic sclerosis; a second human monoclonal antibody has been developed for ideopathic pulmonary fibrosis. Other potential clinical indications of anti-TGFß treatment include post-surgical scarring, fibrosis of other major organs such as the liver and kidneys and certain forms of cancer.

The parties will jointly fund the research, development and commercialization activities and will share profits resulting from the sale of commercialized products. Genzyme will manage the clinical and regulatory development of any products developed by the collaboration, and will also be responsible for worldwide marketing and sales. CAT will be responsible for antibody optimization and will co-develop antibodies with Genzyme. Under the September 2003 amendment to the agreement, CAT has increased its commitment to the program by agreeing to fund 50% of program costs through to early 2006. In addition, CAT will receive an additional credit in the formula by which profits arising from the program are apportioned between the parties, which significantly enhances CAT’s position with respect to its share of profits from the program.

Either party may terminate the alliance at any time upon one year’s notice after the earlier of (1) the date that Genzyme receives final marketing approval for the first collaboration product and

(2) December 31, 2006. CAT may terminate the alliance upon six months’ notice if Genzyme has not filed a biologics license application for a collaboration product on or before September 30, 2010. If the alliance is terminated as described above, the continuing party has the ability to produce and market products developed in the collaboration after termination, subject to the payment of a payout amount. The September 2003 amendment to the agreement also amends the rights of the parties in the event of a “change of control,” giving the party not subject to the change of control the right to purchase the other’s interest in the program for fair value.

Additionally, Genzyme has received a non-exclusive worldwide license for non-antibody antagonists of TGFß in exchange for milestones and royalties. CAT may receive fixed milestone payments with respect to non-antibody products conditional upon the occurrence of certain events. No such milestones have been received to date.

In October 2000, CAT issued 307,982 of its ordinary shares to Genzyme for $20 million. The shares were valued at 15% premium to CAT’s average share price over the 20 days preceding the date of the agreement.

CAT and Genzyme entered into a further subscription agreement on September 19, 2003. Under this subscription agreement, Genzyme made a further equity investment in CAT of approximately £22.9 million through a cash purchase of 4.3 million shares. This purchase was effected in two tranches; an initial purchase of 1.8 million shares and a subsequent purchase of 2.5 million shares. Following these purchases, Genzyme now holds approximately 11.28% of the enlarged share capital of CAT. Under the terms of the subscription agreement, Genzyme has agreed, except in certain specified circumstances, not to sell or otherwise dispose of the subscription shares for a period of six months from the date of the subscription agreement and, subject to certain exceptions, not to increase its percentage holding of CAT shares for a period of three years from the date of the subscription agreement.

Pfizer

In December 1999, CAT entered into a strategic alliance with Pharmacia for the development of human monoclonal antibody-based therapeutic drugs, focusing particularly on the field of cancer. Pfizer has since acquired Pharmacia.

CAT and Pfizer are both committing technology, intellectual property and expertise to the alliance. Pfizer is supplying target proteins, and both companies are performing collaborative research to demonstrate and validate their disease association.

CAT is isolating human monoclonal antibodies directed to the targets. Over the initial three year term of the research collaboration, CAT received research funding.

Subject to CAT’s obligations existing at the time of exercise, Pfizer may obtain exclusive licenses to produce and market products against selected targets in return for which CAT will be entitled to receive technical performance and clinical development milestones (which together amount to up to U.S.$15 million per product) and a royalty on product sales.

CAT has also granted Pfizer multi-site options to license CAT’s library technology for use in-house.

Pfizer has the option to extend the research collaboration for additional one-year periods on similar terms. A slightly amended version of the agreement extended the collaboration through to September 2003; the agreement was subsequently extended by a further two months. CAT currently has the right to terminate the collaboration. If the agreement is terminated, Pfizer would remain obligated to pay royalties on product sales.

CAT has recognized £8.1 million in revenues under U.K. GAAP pursuant to this arrangement during the three years ended September 30, 2003.

Human Genome Sciences, Inc. (“HGSI”)

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

Subject to CAT’s obligations at the time of exercise, the agreement gives HGSI the right to obtain exclusive licenses to develop and sell human antibodies against selected targets for therapeutic and diagnostic purposes. HGSI will pay CAT license fees, milestone payments and royalties. HGSI also has rights to use CAT’s antibody technology for the use and sale of research tools incorporating antibodies. CAT will receive a proportion of revenues on any such sales. HGSI paid an initial licensing fee to CAT, which included consideration for research support at CAT for a period of three years to develop human antibody products.

Under the 1999 and 2000 agreements, four exclusive license options have been exercised, namely Lymphostat B for use in Lupus and Rheumatoid Arthritis in October 2000, TRAIL-R1 for use in the treatment of certain cancers in January 2002, TRAIL-R2 for use in the treatment of a number of solid tumors (including prostate, lung and breast tumors) in May 2002 and Abthrax, a human anti-protective antigen monoclonal antibody for use in protecting against anthrax exposure.

In addition to royalties on sales of products, CAT may receive milestone payments of up to between U.S.$8 million and U.S.$10 million for each therapeutic product developed pursuant to the arrangement.

CAT has recognized £6.6 million in revenues under U.K. GAAP pursuant to these HGSI arrangements during the three years ended September 30, 2003.

Wyeth-Ayerst

In March 1999, CAT entered into a strategic alliance with Wyeth-Ayerst. Under the agreement, CAT received contract research funding and was entitled to possible library option payments, product license fees, milestones and royalties. The term of the contract research arrangement was initially three years but was extended to four years.

Wyeth-Ayerst and CAT also collaborated for three years to validate and develop a portfolio of antibody product candidates directed at proprietary Wyeth-Ayerst targets. The companies shared equally the initial target and product validation costs. After this stage, each company had the opportunity to select candidates from this portfolio for further development and obtain a license to commercialize these products. For products developed by Wyeth-Ayerst, CAT was entitled to receive milestone fees and royalties on product sales. For those products developed by CAT, CAT could pay Wyeth-Ayerst license fees, royalties on product sales and clinical milestone payments. Wyeth-Ayerst had limited rights to partner products developed by CAT after those products completed Phase II clinical trials.

Under the agreement, in September 2000, CAT granted Wyeth-Ayerst an exclusive product license and in June 2002, CAT granted Wyeth Research (the pharmaceutical arm of Wyeth) an exclusive product license. Both were to human monoclonal antibodies identified by CAT against targets supplied by Wyeth Research. CAT received a license fee and will potentially receive clinical milestones and royalties associated with product sales.

In addition to royalties, CAT may receive license fees and milestone payments of up to U.S.$7 million for each therapeutic product developed and marketed by Wyeth-Ayerst pursuant to this arrangement.

CAT has recognized £3.6 million in revenues under U.K. GAAP pursuant to this arrangement during the three years ended September 30, 2003.

Abbott

CAT’s collaborative program with Knoll AG commenced in 1993. Knoll was acquired by Abbott Laboratories in 2001. Under the program Abbott may select up to six target antigens against which CAT will develop antibodies. Abbott has the right to obtain an exclusive license to produce and sell products against these antigens. CAT in conjunction with Knoll, has isolated and optimized human monoclonal antibodies against the first two targets selected by Knoll, which are now in clinical trials (HUMIRA and ABT-874). CAT receives a license fee at the time Abbott obtains an exclusive license, milestones based on product development events, clinical trial progression and regulatory approvals and royalties on product sales. In addition to royalties, CAT may receive payments of up to between £5 million and £5.6 million in license fees and milestones for each product developed pursuant to this arrangement. CAT has commenced legal proceedings against Abbott regarding HUMIRA royalties as discussed in Item 8 under “Legal Proceedings.”

During the 2002 financial year, CAT amended its agreement with Abbott to allow Abbott to internally develop antibodies in the case of the remaining four available antibody targets; two of these four targets have been selected.

CAT has recognized £1.3 million in revenues under U.K. GAAP pursuant to these arrangements during the three years ended September 30, 2003. This figure does not include royalty payments. As described in Item 8 under “Legal Proceedings,” CAT has commenced litigation against Abbott.

Elan

In January 2001 CAT entered into an alliance with Elan Pharma International Limited (“Elan”) under which the companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. Under the terms of the four year agreement, the two companies will fund all research and development jointly and share commercialization profits equally. CAT will have primary responsibility for the discovery and optimization of human antibodies against multiple targets identified by Elan. Elan will evaluate clinical antibody candidates in pre-clinical models, manage clinical and regulatory development and will be responsible for global commercialization. Either party may terminate the agreement for convenience on 60 days’ notice. If the agreement is terminated for convenience, then the non-terminating party will have the right to continue to develop and commercialize products developed in the collaboration and would be required to pay the terminating party (a) a royalty on sales of those products and (b) a milestone payment of between US$ 5 million and US$ 15 million when those products receive regulatory approval. The amount of the royalty and milestone would depend on the stage of development of those products achieved at the date of termination.

Chugai Pharmaceutical Co., Ltd. (“Chugai”)

In September 2002, CAT entered into an agreement with Chugai. Under the terms of the agreement, CAT granted to Chugai a non-exclusive research license to use the CAT antibody library technology for which a license fee was payable, contingent upon the successful completion of preliminary work by CAT. The license fee is being recognized as revenue over between three and six years, the preliminary work having been completed. Chugai has the right to obtain exclusive royalty bearing licenses under the CAT antibody library technology to develop and commercialize potential therapeutic and diagnostic products to targets, and non-exclusive licenses in relation to potential products that are not derived from the CAT antibody library. The non-exclusive research license is for a period of three years which may be extended by Chugai for up to a further three years upon payment of additional fees.

Chugai may terminate this agreement for convenience at any time on thirty days’ notice. In addition to royalties and the above initial license fee, CAT may receive payments of up to U.S. $11.5 million in license fees and milestones for each therapeutic product developed from the CAT antibody library pursuant to this arrangement.

CAT has recognized £0.6 million in revenues under U.K. GAAP pursuant to this arrangement from inception to the end of the 2003 financial year.

Other Collaborations

In addition to the above, CAT has on-going collaborations with Merck and Co., Inc., Immunex Corporation and Xerion Pharmaceuticals.

Technology License Agreements

CAT initially developed its platform technology in conjunction with Medical Research Council (“MRC”). CAT’s rights in respect of this technology are governed by a license agreement of January 7, 1997 with MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. CAT has exclusive rights, subject to certain rights retained by MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including:

•	to identify, develop, manufacture and commercially exploit antibodies for human use;

•	to provide antibody isolation services on behalf of customers; and

•	to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

CAT pays MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT’s sub-licensees sell such products, CAT is obligated to pay MRC between 1% and 2.3% of the net invoice price, calculated in accordance with a specified formula. The royalty obligations of CAT may be reduced under certain circumstances. CAT’s license with MRC includes the Winter II, McCafferty and Griffiths patent families (discussed below in “— Intellectual Property”). CAT will be required to pay a royalty to MRC in connection with Abbott’s sales of HUMIRA.

Under agreements entered into in 1997, CAT also has a non-exclusive license from Dyax Corporation (“Dyax”) for rights under certain of its Ladner phage display patents and CAT has granted certain limited rights to Dyax under antibody phage display patents controlled by CAT.

Following two agreements with Dyax in January 2003 and September 2003, CAT and Dyax have agreed to expand Dyax’s access and freedom to operate under CAT’s phage display patents and, as a result, removed CAT’s obligations to pay royalties to Dyax on all antibody products CAT may develop.

CAT has licensed intellectual property relating to the use of certain inhibitors of TGFß (for prevention of fibrosis) from the Burnham Institute and Integra Life Sciences Corporation (“Burnham and Integra”). CAT’s license is exclusive, royalty bearing and worldwide and allows CAT to make, use and sell certain products that incorporate the intellectual property; it also provides for CAT to pay to Burnham and Integra a proportion of any up front, milestone or similar payments received in relation to the intellectual property. The use of CAT-152 and CAT-192 for the prevention and treatment of fibrosis fall within the terms of this license from Burnham and Integra.

Intellectual Property

Key Patents

CAT has a patent portfolio of approximately 30 patent families comprising over 300 patents. There are three key patent families: (i) Winter II and Winter/Lerner/Huse, which covers production of expression libraries of antibody genes; (ii) McCafferty, which protects CAT’s phage display method used to obtain specific antibodies from these libraries; and (iii) Griffiths, which covers human antibodies specific for human “self” antigens isolated from CAT’s libraries.

Winter II covers CAT’s processes for generating the collections of antibody genes that comprise CAT’s libraries. Patents from the Winter II family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. The Winter II patent is co-owned by MRC, Scripps and Stratagene. Pursuant to CAT’s agreements with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

As part of normal patent challenge procedure at the European Patent Office, CAT has been and is currently involved in certain oppositions and appeals at the Opposition Division on patents granted to it by the European Patent Office. The European Winter II patent was upheld by the Opposition Division. After this decision both CAT and MorphoSys appealed against a modification of one claim of the Winter II patent that was requested by the Opposition Division. MorphoSys has withdrawn its appeal under its recent settlement agreement with CAT. Oral proceedings have been scheduled for January 13, 2004.

McCafferty covers CAT’s phage display and target screening technology. Patents from the McCafferty family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC license agreement.

The parent European McCafferty patent was upheld by the Opposition Division. After this decision BioInvent and MorphoSys lodged appeals against the Opposition Division’s decision to maintain the main claims. CAT has also appealed requesting reinstatement of some minor dependent claims. MorphoSys has withdrawn its appeal under its recent settlement agreement with CAT. The patent remains opposed by BioInvent.

A further patent in the McCafferty family was granted in Europe in January 2002 with claims covering a filamentous phage particle containing a phagemid genome and displaying a Fab or scFv on its surface. This patent was opposed by Dyax, MorphoSys, Crucell and BioInvent. MorphoSys, Crucell and Dyax have withdrawn their oppositions under recent agreements. The patent remains opposed by BioInvent.

Griffiths covers the use of phage display technology to isolate human “anti-self” antibodies that bind to molecules found in the human body. Patents have been granted in the United States and Australia. In July 2003, a key patent in the Griffiths family of patents was issued in the United States, bringing the number of patents in the Griffiths family issued in the United States during 2003 to five. CAT has patent applications pending in Canada, Europe and Japan. This patent is co-owned by CAT and MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC license agreement.

In December 2002, CAT settled all patent disputes with MorphoSys including litigation in the United States regarding the Griffiths, McCafferty, Winter II and Winter/Huse/Lerner patents as well as oppositions launched by MorphoSys at the European Patent Office against the Winter II and McCafferty patents.

In addition, as referred to above, CAT has settled all patent disputes with Crucell, including litigation in the Netherlands as well as the opposition launched by Crucell at the European Patent Office against one of the McCafferty patents.

During the 2002 financial year, CAT’s previously granted European patents on anti- TGFß antibodies (covering CAT-192) and anti-CEA antibodies were not opposed in the Opposition Division.

In April 2002, CAT was granted a UK patent in relation to CAT-213 and other anti-eotaxin antibodies.

In connection with its acquisition of Aptein in the 1998 financial year, CAT acquired patents covering ribosome display technology, under which human monoclonal antibody fragments can be displayed in a laboratory environment without the use of a phage. Patents have been granted in Europe, the United States, South Korea, Japan, Australia and Canada.

Other Intellectual Property

In addition to patents, CAT relies on trade secrets and proprietary know-how. CAT seeks protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for CAT’s technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties to these agreements may breach them. Also, CAT’s trade secrets may otherwise become known to, or be independently developed by, its competitors.

CAT has a policy of defending its patents forcefully. Due to the nature of its business, CAT continues to be involved in litigation and opposition cases, which are described in Item 8 under “Legal Proceedings”. CAT may also face claims from third parties that it infringes patents.

CAT has been named, together with numerous other defendants who practice or rely on antibody phage display, as a defendant in a complaint dated August 14, 2003 filed by Dr. George Pieczenik in the United States Federal District Court for the Southern District of New York. The complaint, among other allegations, purports to assert claims of patent infringement with respect to a patent issued on August 12, 2003 to Dr. Pieczenik with a request for a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringement. The complaint also purports to assert non-patent related claims. After an initial court conference the plaintiff has amended his complaint adding certain other defendants. CAT intends to vigorously defend itself. CAT currently believes that the outcome of the litigation will not materially impact the operation of its business.

Competition

CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Also, CAT competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex’s joint venture partner, Kirin Brewing Co., Ltd, BioInvent, Abgenix Inc., Protein Design Labs, Inc., MorphoSys AG, Dyax Corporation and Crucell N.V. Products based on CAT’s technology will also face competition from established therapies.

The nine product candidates based on CAT’s technology that are currently in clinical trials will face competition from established therapies as well as new antibody products. The competition for the two product candidates in the latest stages of clinical trials is discussed below.

HUMIRA. HUMIRA is competing in the market for the treatment of rheumatoid arthritis with Enbrel™, a TNFa inhibitor developed by Immunex and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, from Remicade™, a TNFa antibody developed by Centocor and Johnson & Johnson, which was approved in the United States in 1999 and Europe in 2000, and from Kineret™, an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex, Genmab, Alexion Antibody Technologies and other companies have antibody products in clinical trials. Many other products are also potentially competitive with HUMIRA.

Trabio. CAT is not aware of any other products in development being specifically developed for the treatment of scarring after glaucoma surgery. Trabio which is used as an adjunct to surgery, would potentially compete with new or existing therapies to lower intraocular pressure, including topical medications such as carbonic anhydrase inhibitors and prostaglandin analogues, and laser surgery and drainage devices. CAT is aware that there are several topical glaucoma drugs and devices under development, and that improved drugs may reduce the need for surgical corrective procedures.

Manufacturing Arrangement

In November 2001, CAT entered into an arrangement with Lonza Biologics plc, which guarantees capacity for the manufacture of clinical trial supplies (of CAT’s human monoclonal antibodies) for up to five years. CAT can terminate the agreement after three years without penalty and on 90 days notice subject to the provision that CAT pay a cancellation charge based on guaranteed capacity for a future period from the cancellation date.

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

The primary umbrella legislation dealing with health and safety in the U.K. is the Health and Safety at Work Act etc 1974, as amended, which is now supplemented by the Management of Health and Safety at Work Regulations 1999, as amended.

In order to facilitate providing a safe working environment, regulation 3 of the Management of Health and Safety at Work Regulations 1999, as amended, requires employers to make a “suitable and sufficient” assessment of the risks to the health and safety of both their employees while at work and to other people arising out of or in connection with their businesses. This process requires CAT to undertake stringent risk assessments to systematically identify hazards in the workplace and put in place any preventative or control measures necessary. Where an assessment is required under other statutory provisions (for example, the Control of Substances Hazardous to Health Regulations 2002, as amended, or the Genetically Modified Organisms (Contained Use) Regulations 2000, as amended), it will often be required to comply with the standard set by the Management of Health and Safety at Work Regulations 1999, as amended, and so one assessment may be carried out so as to satisfy the requirements of both pieces of legislation.

These assessments, once completed, are available as paper copy held by the relevant line manager, or as electronic copy to all staff via CAT’s company intranet. Assessments are reviewed when work practices change or on an annual basis, whichever occurs sooner.

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

Regulation by the European Community

The system of regulation of medicinal products for human use at the European Community (“EC”) level dates back to 1965. There is a broad range of EC legislation which has been implemented by European Union (“EU”) member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification.

Pre-clinical Research

European legislation (Directive 2001/83/EC) imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorization in the EC. The basic provisions in legislation are expanded upon in guidance issued by the Committee for Proprietary Medicinal Products (“CPMP”) which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorization. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories by Directive 87/18/EEC and associated legislation, with compliance monitored through a system of inspection.

Clinical Research

Directive 2001/83/EC also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilized in a marketing authorization application. There are also any number of guidance documents issued by the CPMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice (“GCP”). The GCP guideline was developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CPMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

Aside from these provisions, however, the conduct of research in the EC is not yet governed by specific EC legislation. Directive 2001/20/EC, setting out the provisions governing the conduct of clinical trials, was adopted on May 1, 2001 and a number of detailed supplementary guidelines have been issued for the purposes of public consultation. The aim of the Directive is to increase harmonization in this area. Member states have until May 1, 2004 to adopt the necessary measures to comply with the Directive and these measures will affect regulation and practice. In the meantime, the national laws and practices of member states will continue to govern research conducted within the local jurisdiction. Variation in these laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

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

Marketing

A medicinal product must have a marketing authorization to be marketed in an EC member state. In 1995, the so-called “New Systems” for authorization of medicinal products were introduced in Europe.

Council Regulation 2309/93 established a process of European authorization for, and supervision of, particular types of biotechnology and high technology products. This centralized application system requires an application for a marketing authorization to be made by the person who will be responsible for placing the product on the market (who must be “established in the Community”) to the European Agency for the Evaluation of Medical Products (“EMEA”). The EMEA co-ordinates the assessment process and procedure, while the CPMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The final decision as to the grant or refusal of a marketing authorization is taken by the Commission. If successful, an application results in a single authorization for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant’s schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorization application may be initiated by the CPMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

The legislation also introduced a system of “Mutual Recognition” under which an authorization for a product gained in one member state (the “Reference Member State”) can be used as the basis for gaining authorization in others without, in theory, the repetition of the lengthy product assessment already carried out by the first member state in authorizing the product. Objections to such recognition may be made by member states within time limits set by the legislation. The process of delaying with objections (“Arbitration”) may significantly lengthen the time elapsing between the initial application and approval in the nominated member states. Arbitrations are handled by the CPMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an Arbitration may adversely affect marketing authorizations obtained prior to the Arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorization. The Mutual Recognition procedure is an option for all products for which the centralized procedure is not compulsory under Regulation 2309/93.

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

The EC has recently introduced provisions in respect of “orphan drugs” (i.e., products for the treatment of serious diseases affecting not more than five in 10,000 people in the Community). Previously, the requirements relating to data to support marketing authorization applications permitted the submission of a more limited set of data concerning safety, quality and efficacy when: (a) the indications for which a product was intended were rare conditions so that the applicant could not reasonably be expected to provide comprehensive evidence; (b) the state of scientific knowledge did not enable the provision of comprehensive data; or (c) there were ethical reasons precluding the collection of data. In such cases, a marketing authorization could be obtained despite a more limited supporting dossier but subject to: (1) the completion of an agreed study program in a specified time, (2) strict limitation upon the basis of supply, administration and supervision of use, and (3) the insertion of text into information provided with the product and to practitioners alerting the practitioner to the limited nature of available product data. Under the new provisions, once a marketing authorization for an orphan drug has been granted, no further applications by third parties for the authorization of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorization. Licensing charges may be waived in whole or in part.

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

Manufacturing

Manufacturing conducted within the EC must meet Good Manufacturing Practice (“GMP”) requirements (Directive 91/356/EEC). Directive 91/356/EEC was repealed as of November 2, 2003 and has been replaced by Directive 2003/94/EC, laying down principles and guidelines of good manufacturing practice with respect to medicinal products for human use and investigational medical products for human use, which is to be implemented by member states by April 30, 2004. Directive 91/356/EEC applies only to marketed products, while Directive 2003/94/EC will also apply to products intended for clinical research purposes. The legislation (Directive 2001/83/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications, which must be held by the personnel authorized to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorization and to a manufacturer being authorized to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required in the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

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

Supplementary Protection Certificates

The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a

Supplementary Protection Certificate (“SPC”) for authorized products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the certificate is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorization for a product derived from the patent, with an upper limit of five years.

Abridged Applications — “Market Exclusivity”

In cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of “market exclusivity”, but which in fact govern the making of so-called abridged applications for marketing authorizations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 2001/83/EC (Article 10) are met.

Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of between six and ten years (from authorization) from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances.

The period is fixed at ten years for products derived from biotechnological processes specified in Part A of the Annex to Regulation 2309/93, as amended (for which the centralized procedure is compulsory), and “high-technology” products viewed by the competent regulatory authorities as representing significant innovation and falling within Part B of the Annex (for which the centralized procedure is an option). Member states may elect to extend the period of “protection” from six to ten years in respect of other products. This discretion has been exercised by the United Kingdom, for example.

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

The rules are unfortunately unclear in some respects and their interpretation is subject to variation and dispute. Divergent views are taken by regulatory authorities on the availability of protection, for example, where new data is generated in respect of a variation to an existing product involving substantial “investment” by the originator. There has been significant litigation as a result.

CAT’s Product Candidates

Many, if not the majority, of therapeutic products developed through the application of CAT’s technology will fall within the ambit of Regulation 2309/93, as amended. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralized authorization for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. Ten years “market exclusivity” will apply across all member states in either case where centralized procedures are applied. Clinical research programs must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes.

Competition Regulation

CAT’s activities are subject to EU and U.K. competition law, including Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the EC and affect trade between member states. Provisions of agreements restricting competition (within the meaning of Article 81(1)) are void. In certain cases, subject to exceptions, parties entering into agreements restrictive of competition under Article 81(1) may be subject to fines imposed by the European Commission of up to 10% of their respective annual worldwide revenue and to claims of damages from other parties who have suffered loss by reason of the anti-competitive restriction.

Certain license agreements that CAT has entered into, or may enter into, will grant or may grant exclusive worldwide licenses of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1). CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission (an “individual exemption”), provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity or rights, may be unenforceable. As of May 1, 2004, the individual exemption regime will no longer apply (except in very restricted circumstances) and companies will only be able to rely on exemptions to avoid infringing Article 81(1). There will, as a result, be even greater need for CAT to assess accurately whether an exemption applies on an agreement-by-agreement basis.

U.S. Regulation

Regulatory Authorities

The development and marketing of drug products for human use in the United States is extensively regulated by the federal and state governments. The principal federal regulatory agency is the FDA. Although most states maintain one or more agencies with power to regulate drug products, they generally defer to the FDA in matters relating to product development and approval. Some of CAT’s products may be subject to state regulation as well as FDA regulation.

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

Under the provision of recent legislation establishing “user fees” (e.g., registration fees) for human drug applications (including new drug applications and biological license applications), the FDA has made commitments to reduce the review time for marketing authorization applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the U.S. market.

Clinical Trials

All clinical trials of investigational drug products in the United States must be carried out under investigational new drug (“IND”) exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorize the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

Advertising and commercial distribution of investigational products are ordinarily prohibited, but in certain circumstances, the FDA will permit sponsors to charge patients for investigational medicines. There are special procedures for “treatment INDs” to allow for compassionate use while controlled clinical studies are underway.

FDA regulations impose requirements for Good Clinical Practice (“GCP”) and protection of human subjects in clinical studies. Informed consent of study subjects is required, and studies must be reviewed and approved by Institutional Review Boards (“IRBs”) which are subject to inspection and regulation by the FDA. Clinical studies in vulnerable populations (e.g., prisoners, children, mental incompetents and pregnant women) are subject to special scrutiny.

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

The FDA has substantial discretion to determine whether the data submitted in support of a drug product is adequate for approval. The agency is not required to consult with independent experts when it reviews new products, but, in practice, it often seeks the opinion of an advisory committee. Applicants have the right to an opportunity for an administrative hearing and judicial review of the refusal to approve a pharmaceutical product, but the FDA’s decisions on issues relating to safety and effectiveness are nearly always conclusive.

Regulation of Software and Other Medical Devices

The FDA also regulates software and other medical devices used to diagnose and treat illnesses and other medical conditions. To the extent that CAT’s products are or become medical devices, they will or would be subject to FDA review and regulation.

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

Non-patent Market Exclusivity

U.S. drug law creates two forms of non-patent market exclusivity. First, the law prohibits approval of abbreviated new drug applications (“ANDAs”) or literature-based applications for copies of innovative products for a period of five years after the approval of a new chemical entity and three years after the approval of a new indication or dosage form for which substantial clinical studies were required. These provisions do not preclude approval of competitive applications based on original data, and they apply only to new drugs, rather than antibiotics or biological products.

Secondly, the law provides for a special seven year period of protection for “orphan drugs” (e.g., drugs for diseases that affect fewer than 200,000 persons in the United States or that are unlikely to repay development costs). During this period, the FDA is ordinarily precluded, subject to complex exceptions, from approving any application for the same drug, even if it is based on original data. These provisions apply to all drugs, including antibiotics and biological products as well as new drugs.

Manufacturing Controls

The FDA inspects pharmaceutical manufacturing establishments for compliance with requirements of its Current Good Manufacturing Practice (“CGMP”) regulations and conformity with specifications in marketing approvals. In addition, biological manufacturing establishments must be licensed by the FDA, although for specified products the facility is approved within the BLA. The agency inspects foreign manufacturing facilities that supply bulk or finished products for the U.S. market; if companies cannot meet FDA requirements, their products may be excluded from the United States.

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

Potential Limitations on U.S. Third-party Reimbursement and U.S. Health Care Reform

Sales of CAT’s products will depend in part on the availability of reimbursement from third party payors and the U.S. federal and state governments. Revenues also may be negatively impacted by ongoing U.S. healthcare reform efforts which seek to contain costs and may limit or prescribe treatments and/or services reimbursed by the government.

C. Organizational Structure

Please see Note 12 to the financial statements, “Fixed asset investments” and “Basis of Consolidation” under Note 1 to the financial statements, “Description of business and accounting policies” included in this 20-F.

D. Property, Plants and Equipment

CAT’s principal establishments, and summary details of them, are as follows:

Property	Principal activity	Size (square feet)	Nature of title	Unexpired term
The Franklin Building Granta Park Cambridge Cambridgeshire CB2 6HR UK	Laboratories and offices	20,000	Leasehold	Approximately 14 years

Milstein Building Granta Park Cambridge Cambridgeshire CB2 6HR UK	Laboratories and offices and registered office	66,000	Leasehold	Approximately 20 years

During the 2001 financial year, CAT moved some of its departments to the Franklin building. The lease for this building will expire in 2016 and is subject to CAT’s right to terminate early in certain defined circumstances. In November 2002 the majority of CAT’s other operations moved to the Milstein Building, a purpose-built building consisting of 66,000 sq ft of laboratory and office space also on Granta Park in South Cambridgeshire which have been tailored to meet CAT’s specific requirements.

ITEM 5 -OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data

Our audited historical consolidated financial statements are presented in British pounds sterling and are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP to US GAAP, as well as a summary of principal differences between UK GAAP and US GAAP applicable to us, are presented in Note 28 to our audited historical consolidated financial statements included in this Form 20-F.

The following summary financial data should be read in conjunction with the information set forth under the heading

“-Management’s Discussion and Analysis of Financial Condition and Results of Operations” below, and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended September 30, 2003, 2002 and 2001, and the consolidated balance sheet data at September 30, 2003 and 2002 have been derived from our audited historical consolidated financial statements. The summary statement of income data for the fiscal years ended September 30, 2000 and 1999, and the consolidated balance sheet data at September 30, 2001, 2000 and 1999 were derived from our historical consolidated financial statements which are not included in or incorporated by reference in this 20-F.

Income statement	2003 £’000	2002 £’000	2001 £’000	2002 £’000	1999 £’000

UK GAAP

Turnover	8,743	9,471	7,121	7,018	2,165

Gross profit	8,053	9,391	6,770	6,637	2,084

Research and development expenses	44,981	31,307	21,393	15,728	13,574

General and administration expenses (1)	9,196	16,234	6,443	4,842	2,684

Operating Loss	(46,124)	(38,150)	(21,066)	(13,933)	(14,174)

Net loss on ordinary activities before taxation	(41,764)	(31,764)	(11,771)	(8,289)	(12,364)

Taxation on loss on ordinary activities	2,573	3,557	—	—	(1)

Net loss	(39,191)	(28,207)	(11,771)	(8,289)	(12,365)

Net loss per share (basic and diluted) (in pence)(2)	(107.5p )	(78.7p )	(33.3p )	(27.5p )	(50.9p )

US GAAP

Turnover	9,165	9,893	7,543	7,129	2,165

Operating loss	(46,552)	(41,234)	(28,860)	(22,775)	(14,022)

Net loss	(36,619)	(31,291)	(19,565)	(17,131)	(12,213)

Basic and diluted net loss per share (in pence)(2)	(108.7p )	(87.3p )	(55.4p )	(56.8p )	(50.2p )

Balance sheet

UK GAAP

Cash and investments in liquid resources	108,972	129,775	156,813	156,528	23,622

Total assets	138,551	156,908	172,470	169,436	35,175

Current liabilities	(12,657)	(12,563)	(8,335)	(9,627)	(3,929)

Long term liabilities	(18,152)	(8,580)	(8,085)	(7,369)	(2,812)

Net assets	107,742	135,765	156,050	152,440	28,434

Shareholders’ funds – all equity	107,742	135,765	156,050	152,440	28,434

Number of ordinary shares outstanding	38,338,320	36,214,349	35,455,865	34,770,438	25,281,365

US GAAP

Cash and investments in liquid resources	108,972	129,775	156,813	156,528	23,622

Total assets	138,768	157,035	172,613	169,595	35,350

Current liabilities	(12,985)	(12,904)	(8,428)	(9,294)	(3,929)

Long term liabilities	(19,683)	(10,533)	(10,460)	(8,947)	(2,812)

Net assets	106,100	133,598	153,725	151,354	28,609

Shareholders’ funds – all equity	106,100	133,598	153,725	151,354	28,609

(1)	General and administration expenses for the year ended September 30, 2002 included £7,913,000 of costs incurred in the year relating to two transactions entered into with Drug Royalty Corporation during the year (comparative periods none).
(2)	Under UK GAAP and US GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since CAT has reported losses, its basic and fully diluted loss per share are therefore equal.

Exchange Rate Information

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rates in New York City for pounds sterling expressed in U.S. dollars per £1.00. Fluctuations in the exchange rate between the pound sterling, as certified by the Federal Reserve Bank of New York for customs purposes, and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of CAT’s shares on the Daily Official List of the London Stock Exchange plc and the market price of CAT’s American Depositary Shares on the Nasdaq Stock Market. Averages represent the average of the noon buying rates in New York City on the last day of each full month during the period.

Years ended September 30,	High	Low	Average	Period end
1999	1.7222	1.5515	1.6258	1.6457
2000	1.6765	1.4005	1.5528	1.4787
2001	1.5045	1.3730	1.4410	1.4691
2002	1.5800	1.4074	1.4701	1.5700
2003	1.6840	1.5418	1.6055	1.6620

The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per £1.00 for each of the previous six months. On December 4, 2003, the exchange rate was $1.7200 to £1.00.

	High	Low
May 2003	1.6484	1.5930
June 2003	1.6840	1.6278
July 2003	1.6718	1.5867
August 2003	1.6170	1.5728
September 2003	1.6642	1.5732
October 2003	1.7025	1.6598
November 2003	1.7219	1.6693

Operating and Financial Review

The following review is based on CAT’s consolidated financial statements which are prepared under UK GAAP. A summary of the significant differences between UK and US GAAP is given below and more detailed information is provided in Note 28 of the financial statements included in this Form 20-F.

Results of Operations for Years Ended September 30, 2003, 2002 and 2001

Revenues, consisting of contract research fees and technical and clinical milestone payments decreased by 8% to £8.7 million in the 2003 financial year from £9.5 million in the 2002 financial year which had increased from £7.1 million in the 2001 financial year.

The decrease in revenue from the 2002 financial year to the 2003 financial year was primarily a result of the reductions in activity levels on research collaborations reflecting the recent weak market in this area between biotechnology and major pharmaceutical companies. Contract research fees fell by £1.7 million from the 2002 financial year to the 2003 financial year. Against this, revenues arising from milestone payments and licenses increased by £1.6 million as CAT granted new licenses in the year and as CAT’s collaborators continued to utilize the libraries they had licensed from CAT in previous years.

Revenue arising from clinical milestone payments increased from £1.4 million in the 2002 financial year to £1.8 million in the 2003 financial year. HGSI received clearance to begin Phase I trials for both ABthrax and TRAIL-R2 mAb during the 2003 financial year, triggering milestone payments for each. A clinical milestone payment was received from Abbott during the third quarter of the 2003 financial year following product license approval of HUMIRA in Switzerland. During the 2002 financial year, clinical milestone payments were received from HGSI with the initiation of Phase I clinical trials for LymphoStat-B and TRAIL-R1 mAb. All of the above clinical milestone payments have been recognized in full as revenue under CAT’s accounting policy.

Technical milestone payments increased from £0.04 million in the 2002 financial year to £0.2 million in the 2003 financial year. Technical milestone payments of £0.2 million were received from Pfizer during the 2003 financial year. A technical performance milestone payment was received during the 2002 financial year under a collaboration arrangement. The above technical milestone payments have been recognized in full as revenue under CAT’s accounting policy.

Revenues recognized from license fees increased from £1.7 million for the 2002 financial year to £2.6 million in the 2003 financial year. The library licenses granted to Chugai in September 2002 and Merck in October 2002 both came into effect during the 2003 financial year upon completion of the successful transfer of CAT’s technology, accounting for the majority of this increase. In December 2002, CAT entered into agreements with Crucell and MorphoSys. License fees have been recognized during the 2003 financial year regarding both these agreements. CAT received license fees following the granting of five exclusive product licenses during the 2002 financial year. Three were to HGSI, for TRAIL-R1 mAb, TRAIL-R2 mAb and ABthrax. In addition, licenses for undisclosed targets were granted to Amgen and Wyeth Research. Revenues derived from license payments have been deferred and are being spread over the license term or the period to expiration of the relevant patents. Therefore, in addition to revenues being recognized from the new license agreements in each financial year, revenue is also realized on license fees released from deferred income brought forward at the beginning of each financial year.

Contract research fees decreased from £5.6 million in the 2002 financial year to £3.9 million in the 2003 financial year. Through both financial years, contract research fees were recognized from ongoing collaborations with HGSI, Pfizer, Wyeth Research and Merck. The research collaboration with HGSI concluded in March 2003 when the planned three year term expired. The three year term of the research collaboration with Pfizer expired in December 2002. In January 2003, it was agreed with Pfizer that the term of the research contract be extended by nine months to September 30, 2003. Since then both parties agreed to extend the agreement by a further two months to November 30, 2003.

Other revenues of £0.2 million were received in the 2003 financial year as compared to £0.8 million in 2002. During the 2002 financial year, revenue of £0.7 million was recognized under an agreement with Drug Royalty Corporation (“DRC”) as compared to nil in the 2003 financial year. Under the agreement, CAT received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by CAT over a period terminating in 2009. This obligation was bought out during the 2002 financial year resulting in the remaining balance of deferred income of £0.6 million being released and recognized as revenue.

The increase in revenue from the 2001 financial year to the 2002 financial year resulted primarily from an increase in milestone payments. Milestone payments increased from nil during the 2001 financial year to £1.4 million in the 2002 financial year with the receipt of two clinical milestone payments from HGSI. These clinical milestone payments were received following initiation of Phase I clinical trials on LymphoStat-B and TRAIL-R1 mAb during the 2002 financial year. A technical performance milestone payment was also received during the 2002 financial year under another collaboration arrangement.

Revenues recognized from license fees increased from £1.6 million for the 2001 financial year to £1.7 million for the 2002 financial year. CAT received non-recurring license fees following the grant of five exclusive product licenses during the 2002 financial year. Three were to HGSI, for TRAIL-R1 mAb, TRAIL-R2 mAb and ABthrax. In addition, licenses for undisclosed targets were granted to Amgen and Wyeth Research. During the 2001 financial year one non-recurring license fee was received pursuant to CAT’s collaborative arrangement with Amgen. These revenues have been deferred and are being spread over the shorter of the license term or the period to expiration of the relevant patents.

Contract research fees increased from £5.4 million in the 2001 financial year to £5.6 million in the 2002 financial year. The increase resulted from increased activity on CAT’s collaborative arrangement with Pfizer and fees being recognized from the new collaborative arrangement entered into with Merck at the beginning of the 2002 financial year, offset by a reduction in activity with Wyeth Research following the completion of the functional genomics element of that agreement.

Other revenue increased from £0.1 million in the 2001 financial year to £0.8 million in the 2002 financial year due to the release of all deferred income regarding the DRC agreement. Under the agreement, CAT received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by CAT over a period terminating in 2009. This obligation was bought out during the 2002 financial year resulting in the remaining balance of £0.6 million being released and recognized as revenue.

CAT’s direct costs are typically payable as a proportion of certain types of its revenues, such as royalties payable to third parties. Direct costs were £0.7 million in the 2003 financial year, £0.1 million in the 2002 financial year and £0.4 million in the 2001 financial year. Direct costs in the 2003 and 2002 financial years included agency fees incurred in obtaining new contracts. In addition, in the 2003 financial year, direct costs included an amount payable to The Scripps Research Institute and Stratagene following CAT’s settlement of all pending litigation with MorphoSys. Substantially all of the direct costs reported in the 2001 financial year were DRC’s share of revenues which have not been incurred in the following years due to the termination of this agreement. In future periods, when CAT receives royalties on product sales under its various licenses and collaboration agreements, direct costs will also include royalties payable to the Medical Research Council and other licensors.

Operating expenses, consisting of research and development expenses and general and administrative expenses, for the 2003 financial year were £54.2 million compared to £47.5 million (£39.6 million excluding DRC transaction costs) in the 2002 financial year and £27.8 million in the 2001 financial year. The increase reflects, in particular, the continuing increase in activity on clinical trials.

Research and development expenses increased to £45.0 million in the 2003 financial year from £31.3 million in the 2002 financial year and £21.4 million in the 2001 financial year. External development costs rose from £4.4 million in the 2001 financial year to £8.3 million in 2002 to £15.2 million in the 2003 financial year. The increases reflect a significant rise in spending on clinical trials over the last two years, on CAT-funded programs, particularly Trabio, and on CAT’s co-funded collaboration with Genzyme. The combined external development costs for Trabio and the Genzyme program were £12.8 million, £6.6 million and £2.4 million for the 2003, 2002 and 2001 financial years respectively. Research and development staff numbers increased from 165 at the start of the 2001 financial year to 232 at the end of the 2003 financial year. Staff costs and spending on laboratory and general supplies rose in line with this growth in staff numbers. Research and development expenditures in the 2003 financial year include the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

General and administrative expenses decreased to £9.2 million in the 2003 financial year from £16.2 million, (£8.3 million excluding the DRC transaction costs) in the 2002 financial year which was an increase from £6.4 million in the 2001 financial year. For the 2003 financial year, general and administrative expenses include £0.6 million of net costs incurred relating to the offer made for OGS (comparative periods: none). This comprised costs incurred of £1.7 million offset by a break fee of £1.1 million received from OGS. Included in the 2002 financial year were £7.9 million of costs incurred with regard to the two DRC transactions entered into during that year (comparative years: none). CAT made a bid for DRC in January 2002. However, a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT bought out its obligation to DRC for £6.1 million with the issuance of 463,818 CAT shares to DRC. The professional fees incurred in CAT’s bid and buy-back were £1.8 million. Other general and administrative expenses include fees relating to patent litigation of £0.9 million in the 2003 financial year compared to £1.9 million in the 2002 financial year and £2.0 million in the 2001 financial year. The reduction in these costs in the 2003 financial year results from the successful resolution of all principal outstanding patent litigation in the first quarter of the financial year. The remaining increases in general and administrative costs in the 2003 and 2002 financial years were primarily caused by costs associated with increased personnel, (from 26 employees at the start of the 2001 financial year to 47 employees at the end of 2003 financial year), larger facilities and more complex operations.

Due to the nature of CAT’s business, its staff are a key resource and represent a significant proportion of operating expenses. Staff numbers decreased during the 2003 financial year from 293 to 279 (the average during the year was 296) and increased during the 2002 financial year from 247 to 293 (the average during the year was 274) and in the 2001 financial year from 191 to 247 (the average during the year was 224). The charge for the cost of shares to be allocated under employee share schemes was £0.5 million in the 2003 financial year compared to £0.6 million in the 2002 financial year and £0.4 million in the 2001 financial year.

Total depreciation costs, the majority of which are included within research and development expenses, increased from £2.1 million in the 2001 financial year to £2.6 million in the 2002 financial year and to £3.0 million in the 2003 financial year. This reflected a substantial investment in fixed assets in recent years, particularly the fitting out and equipping of the Franklin Building during the 2001 financial year and the Milstein Building during the 2002 financial year. The total cost of the fit out of the Milstein and Franklin buildings was £6.7 million. Amortization expenses, included within research and development expenses, amounted to £1.1 million in the 2003 financial year, £0.9 million in the 2002 financial year and £0.4 million in the 2001 financial year. Amortization of the Aptein patents was £0.4 million in all three of the above financial years. Amortization of the Incyte license purchased during the 2002 financial year was £0.7 million in the 2003 financial year and £0.5 million in the 2002 financial year.

Net interest income fell to £4.4 million in the 2003 financial year from £6.4 million in the 2002 financial year and from £9.3 million in the 2001 financial year. Average balances of cash and liquid resources decreased during the 2003 and 2002 financial years as cash was consumed by operating activities which, alongside lower prevailing rates of interest, resulted in reduced interest income. In the 2001 financial year, cash and liquid resources increased due to the issuance of ordinary shares to Genzyme in October 2000 as part of a corporate agreement. This resulted in increased interest income during the 2001 financial year. CAT established a finance leasing facility during the 2003 financial year which resulted in interest payments of £0.06 million in the year (comparative periods: none).

CAT submitted one claim in the 2003 financial year and two claims in the 2002 financial year under the research and development tax credit scheme for Small and Medium sized Enterprises in the UK. The scheme was operative from April 1, 2000. CAT chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of £0.9 million was made for the 2000 financial year, £2.6 million for the 2001 financial year and £3.1 million for the 2002 financial year. CAT no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of £0.6 million was withheld on the license payments received from Chugai during the year.

Liquidity and Capital Resources

Since formation, CAT has financed its operations primarily through:

•	an ordinary share offering in April 2000

•	The initial public offering of ordinary shares in 1997

•	subscriptions for ordinary shares in connection with strategic collaborations

•	subscriptions for ordinary shares by corporate partners

•	revenue from collaborative arrangements

•	private placements of its ordinary shares prior to its initial public offering

During the 2003, 2002 and 2001 financial years, CAT’s net cash used by operating activities was £35.8 million, £26.8 million and £19.2 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortization and other non-cash movements. In the 2003 and 2002 financial years, operating losses were also offset by increases in creditors. In the 2003 financial year this was due to increases in deferred income resulting from license income received from Chugai and Merck during the year to be recognized as revenue in future periods. In the 2002 financial year the increase in creditors arose as a result of higher trade creditor balances. This was due to the invoice for the second payment on the Incyte license being received in September 2002.

A clinical milestone payment was received from Abbott during the 2003 financial year following FDA approval of HUMIRA. This has not been recognized as revenue in the period as it is creditable against future royalties receivable from Abbott.

CAT received a £5.7 million research and development tax credit during the 2003 financial year and £0.9 million during the 2002 financial year. The credit received in the 2003 financial year was based on the claim for the 2002 and 2001 financial years and the credit received in the 2002 financial year was based on the claim for the 2000 financial year. No similar tax credits were received in the 2001 financial year.

CAT made capital expenditures of £8.1 million, £10.0 million and £3.5 million in the 2003, 2002 and 2001 financial years, respectively. CAT’s capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invested in office and administrative facilities. Approximately half the increase in capital expenditures from the 2001 to 2002 financial year was due to the fit out of the Milstein Building situated in Granta Park. The Milstein Building comprises approximately 66,000 square feet and was constructed specifically for CAT to lease. The remainder of the increase in capital expenditures resulted from investments made in laboratory equipment during the 2002 financial year. The fall in capital expenditures from the 2002 to 2003 financial year was due to lower spending on laboratory equipment and the completion of the fit out of the Milstein Building early in the 2003 financial year.

CAT’s net cash inflows from financing activities during the 2003, 2002 and 2001 financial years were £11.7 million, £1.4 million and £15.4 million respectively, in each case primarily resulting from the issuance of ordinary shares. In the 2003 financial year, Genzyme increased its equity stake in CAT through a subscription of £9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches. The second tranche was a further 2.5 million shares with a value of £13.3 million, issued following shareholder approval at the EGM held in October 2003. No significant financing transactions were completed during the 2002 financial year. In the 2001 financial year, shares were issued to Genzyme for US$20 million as part of a strategic collaboration.

As of September 30, 2003, CAT had net current assets of £101.3 million. During August 2003, CAT received 588,160 newly issued shares from MorphoSys as part of an agreement entered into in December 2002. A proportion of these shares have been recognized as a current asset investment, reflecting the amount due to The Scripps Research Institute and Stratagene. The shares are due to be transferred to The Scripps Research Institute and Stratagene in three equal tranches during the next two years. The remaining shares have been accounted for as a fixed asset investment. During the 2003 financial year, CAT established a finance leasing facility under which equipment with a cost of £1.4 million has been financed. This is repayable over four years. Creditors included an amount of £1.2 million as of September 30, 2003 regarding this finance lease facility. CAT’s creditors at the end of the 2003 financial year included a total of £21.7 million of deferred income, representing non-refundable income received which will be recognized in future periods. The corresponding amount in the 2002 financial year was £11.1 million.

CAT has incurred net losses of £39.2 million, £28.2 million and £11.8 million in each of the 2003, 2002 and 2001 financial years. As of September 30, 2003, CAT had an accumulated loss of £122.4 million. CAT’s losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates and from general and administrative costs associated with CAT’s operations.

CAT expects to incur additional losses for a number of future years as a result of its expenditures on research and product development, including costs associated with conducting preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of its business. This will result in substantial losses and cash outflows for several years. CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business.

CAT’s future liquidity and capital requirements will depend on many factors, including:

•	the retention of existing, and establishment of further, collaborative arrangements, if any;

•	continued progress in research and development programs conducted by CAT alone, CAT with its collaborators and by CAT’s corporate partners affecting costs incurred and the realization of incomes;

•	the scope and results of preclinical testing and clinical trials;

•	the time and expense involved in obtaining regulatory approvals;

•	competing technological and market developments;

•	investment in, or acquisition of, other companies;

•	purchase of intellectual property; and

•	other factors not within CAT’s control.

Taking into account existing facilities, cash balances and investments in liquid resources, CAT believes that the working capital available to CAT is sufficient for its requirements for at least the next twelve months. However, as a result of transactions or conditions that are not currently expected, CAT may need additional financing in the future. CAT may need to raise additional funds through public or private financing, collaborative relationships or other arrangements. CAT cannot assure investors that such additional funding, if needed, will be available on terms favorable to CAT. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require CAT to relinquish its rights to certain of its technologies, products or marketing territories. CAT’s failure to raise capital when needed may have a material and adverse effect on its business, financial condition and results of operations.

As of September 30, 2003, CAT had cash and liquid resources of approximately £107.8 million. CAT has invested funds that are surplus to its current requirements in highly liquid short-term securities managed on a discretionary basis by a third party. The principal purpose of CAT’s liquid resources is for future funding. Hence, their safeguarding is considered to be a greater priority than the return made on the investments. This is reflected in the criteria within the mandate under which the fund managers operate. As the majority of CAT’s investments are short-term investments, exposure to interest rate changes has been minimal. Realization of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time would, however, reduce CAT’s interest income.

In October 2003, CAT’s shelf registration with the US Securities and Exchange Commission was declared effective. Under this registration, CAT may, in the future, raise up to $175 million in one or more fund raisings, the size and terms of which would be determined at the relevant time.

HUMIRA Royalties

CAT received the first payment of royalties on sales of HUMIRA from Abbott in October 2003, representing Abbott’s calculation of royalties due on HUMIRA sales in the six month period ended June 30, 2003. This payment has not been accounted for as revenue in the 2003 financial year. The royalty payment will be recognized as revenue in the first quarter of the 2004 financial year.

Financial Outlook for 2004

Recurring revenues, representing contract research revenues and release of deferred income from licensing arrangements entered into prior to September 30, 2003, are expected to be approximately £4 million for the 2004 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements, including extensions to existing arrangements. In addition, royalty income from Abbott with respect to HUMIRA will be recognized as revenue during the 2004 financial year.

In line with CAT’s strategy, CAT’s plans for the 2004 financial year are to continue to focus on its core development programs, including Trabio, CAT-354 and its co-funded programs with Genzyme. As a result, external development expenditure, including expenditure on clinical trials, is expected to rise again, leading to an overall increase in operating costs over 2003.

Capital expenditure over the year is expected to be significantly lower than last year’s level following the completion of the fit out of CAT’s new facilities at Granta Park. Total capital expenditure for the year is expected to be approximately £1.5 million.

It is expected that CAT’s net cash outflow before financing for the current year will be up to £40 million, which net of the proceeds of the Genzyme subscription would result in a cash outflow after financing of up to £27 million.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. Management believe that CAT’s significant critical accounting policies, which apply to both UK and US GAAP, are those set out below. For a detailed discussion of these and other policies, refer to Note 1 and Note 28 of the financial statements included in this Form 20-F.

Revenue Recognition

Revenues consist of income derived in the normal course of business from license fees, technical milestones, clinical milestones, fees for research and development services, purchased rights and royalties.

The principal area in which management is required to use estimates is in the recognition of license fees. License fees received are deferred and recognized as revenues over the period of the license term or associated research and development agreement. In circumstances where no such defined period exists, the license fee is deferred and recognized over the period to expiration of the relevant patents. These estimates represent management’s assessment of the period over which the licensee will realize value from the relationship.

This estimate may change as the associated products to which the license relates progress through clinical development and relevant product approvals. The impact of revised estimates could result in revenues being recognized over a revised term in future periods but without retrospective adjustment.

Non-monetary Transactions

CAT enters into certain non-monetary transactions that involve the granting of a license over CAT’s proprietary technology in exchange for a license over a third party’s proprietary technology. CAT accounts for these transactions at fair value where CAT is able to determine the fair value within reasonable limits. To the extent that CAT concludes that it is unable to determine the fair value of a cross licensing transaction, that transaction is accounted for at the recorded amounts of the assets. Management is required to exercise its judgment in determining whether or not the fair value of the asset received or that given up can be determined. In doing so, management considers, amongst other things, previous license agreements over similar intellectual property rights where there is monetary consideration. CAT has a limited number of comparable historical license agreements. Management has determined that for all non-monetary transactions recorded to date, the fair value of the exchanged licenses is not determinable. Consequently, such transactions have been recognized at recorded value. In the future, as CAT has further transactions, there may be a fair value assigned to similar transactions resulting in a different accounting treatment.

Intangible Assets

As of September 30, 2003, CAT had £6.9 million of intangible assets relating to acquired patents and acquired licenses. Such assets are capitalized on the balance sheet and are amortized over their useful economic lives. Management reviews these assets for events and changes in circumstances, using cash flow projections, that would indicate either the carrying value has been impaired or that there has been a change to the useful economic lives. The cash flow projections require assumptions about the timing and the amount of future cash inflows and outflows, risk, the cost of capital and terminal values. If these estimates change in the future, CAT may be required to record impairment charges for these assets in future periods.

Deferred Taxation

CAT has significant deferred tax assets due to net operating losses (“NOL’s”). The realization of these assets is not assured and is dependent on the generation of sufficient taxable income in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income in the various jurisdictions in which these NOL’s exist. Where there is an expectation that on the balance of probabilities there will not be sufficient taxable profits to utilize these NOL’s, a valuation allowance has been made against these deferred tax assets. If actual events differ from managements’ estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact CAT’s financial position and results of operations. Due to managements’ decision to apply for a research and development credit in the 2003 financial year of £5.2 million, in the 2002 financial year of £0.9 million and the resulting decrease in available NOL’s that had a valuation allowance established against it, CAT recognized £5.2 million tax benefit in the 2003 financial year and £0.9 million tax benefit during the 2002 financial year.

Contingent Liabilities

CAT is involved in three cases of litigation. Management has estimated there to be no requirement to provide for liabilities in respect of these cases. In making these estimates, management has considered the nature of the litigation (and in particular that the current litigation does not involve a material claim against CAT for damages) as well as the probability of various outcomes. Should facts and circumstances surrounding these litigation cases change in the future there may be a requirement for management to revise estimates as to future liabilities and to record them in future financial statements. Further information on litigation is given in Note 27 of the financial statements included in this Form 20-F.

Contractual Obligations and Commitments

CAT has various contractual obligations to make future payments including operating and finance lease obligations and other contractual commitments.

The following table summarizes CAT’s annual future obligations (as of September 30, 2003) under these contracts due by financial year:

	Payments due by period
Contractual obligations	Less than 1 year £’000	1 – 3 years £’000	3 – 5 years £’000	More than 5 years £’000	Total £’000
Debt (finance leases)	425	850	41	—	1,316
Operating leases	1,877	3,967	3,923	22,613	32,380
Purchase obligations	1,560	60	10	—	1,630

Total	3,862	4,877	3,974	22,613	35,326

In addition to the commitments above, CAT has agreed to bear 50% of program costs through to early 2006 under an amended collaboration agreement with Genzyme. Due to the nature of this collaborative arrangement it does not give rise to specified cash outflows.

Differences Between UK and US GAAP

CAT’s consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP reporting requirements.

The principal differences relate to accounting for stock compensation, which results in increased operating expenses under US GAAP, and revenue recognition whereby revenues under US GAAP are higher than under UK GAAP. Additionally there is a difference between UK and US GAAP relating to the accounting for the termination of the DRC agreement during the 2002 financial year, which resulted in a reduction in operating expenses under US GAAP. More details as to the differences between UK and US GAAP are set out in Note 28 of the financial statements included in this Form 20-F.

Recently Issued Accounting Pronouncements

On October 1, 2002, CAT adopted Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The statement directs that goodwill and intangible assets that have indefinite lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. The adoption of this statement did not have any impact on CAT’s consolidated financial position or results of operations.

On October 1, 2002, CAT adopted FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of this statement did not have an impact on CAT’s consolidated financial position or results of operations.

On October 1, 2002, CAT adopted FASB Statement No. 145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections” (“SFAS 145”). SFAS 145 requires that gains and losses from the extinguishment of debt will no longer be classified as extraordinary unless they meet the criteria for extraordinary treatment as set out in Accounting Principles Board Opinion No. 30. The adoption of this statement did not have an impact on CAT’s consolidated financial position or results of operations.

On January 1, 2003, CAT adopted FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of commitment to an exit plan or disposal plan. The adoption of this statement did not have any impact on CAT’s consolidated financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to FASB Statement No. 123” (“SFAS 148”). SFAS 148 provides alternative transaction methods for companies that make a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock based compensation and the effect of the method used on reported results. CAT has adopted the disclosure provisions of SFAS 148 and decided to continue to account for stock options under APB 25 and, as a result, adoption of this standard did not have any impact on its consolidated financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. The adoption of this Statement did not have any impact on CAT’s results of operations and financial position.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS

150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise became effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the results of operations and financial position of CAT.

In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangement with Multiple Deliverables (“EITF 00-21”). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting (a) if a delivered item has value to the customer on stand alone basis, (b) if there is objective and reliable evidence of the fair value of the undelivered item and (c) if the arrangement includes a general right of return and delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria that would be applied to each separate unit of accounting. CAT has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The Task Force agreed that the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. CAT is still evaluating the impact of this EITF 00-21 on its financial statements. EITF 00-21 will be effective for CAT for revenue arrangements entered into after October 1, 2003.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and therefore, CAT has adopted these requirements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have any impact on CAT’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51,” (“FIN 46”). FIN 46 requires an enterprise to consolidate a variable interest entity (previously known as a special purpose entity) if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003. For those variable interest entities created or obtained prior to that date, the interpretation required adoption in the third quarter of 2003. On October 9, 2003, the FASB issued FSP FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities.” This FSP provides for two separate deferrals of the effective date for applying the provisions of FIN 46. This FSP provides a deferral for interests held by public entities in a variable interest entity or potential variable interest entity until the end of the first interim or annual period ending after December 15, 2003, if certain conditions apply. However, early application is encouraged. CAT does not expect that the adoption of FIN 46 will have any impact on its consolidated financial position or results of operations.

Off-Balance Sheet Arrangements

None

ITEM 6 -DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The information set forth in the Annual Report under the headings “Board of Directors”, “Senior Executives” and “Scientific Advisory Board” is incorporated herein by reference.

B. Compensation

The information set forth in the Annual Report under the heading “Remuneration Report” under the subheadings “Benefits”, “Pensions”, “Performance Related Remuneration”, “Options”, “Non-Executive Directors”, “Director’s emoluments”, “Share incentive arrangements”, “Directors’ share options” and “Share incentive plan.” In addition, please see Note 18 of the financial statements included in this Form 20-F.

C. Board Practices

The information set forth in the Annual Report under the headings “Board of Directors”, “Remuneration Report—Service Contracts”, “Corporate Governance—The Board of Directors”, “Corporate Governance—The Audit Committee” and “Corporate Governance—The Remuneration Committee” is incorporated herein by reference.

D. Employees

Information regarding employees can be found in the first table under Note 7 (under the heading “Staff Costs”) in the financial statements included in this Form 20-F.

E. Share Ownership

The information set forth in the Annual Report under the heading “Remuneration Report” under the subheadings “Directors’ share options”, “Directors’ shareholdings”, “Options” and “Share Incentive Plan.” Further information regarding share ownership can be found in Note 7 (under the heading “Staff Costs”) and Note 18 (under the heading “Called up share capital and share premium” (in the options table)) in the financial statements included in this Form 20-F.

ITEM 7 -MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders and U.S. Holdings

The information set forth in the Annual Report under the headings “Directors’ Report—Substantial Shareholdings” and “Directors’ Report—U.S. Shareholdings.”

On November 14, 2003, Morgan Stanley Securities Limited disclosed that it no longer was required to report to CAT, pursuant to sections 198-212 of the Companies Act 1985, the amount of its holdings in CAT’s shares.

On November 21, 2003, various directors acquired CAT shares. Details of such acquisitions, and the shareholdings of such directors thereafter, are set forth on Exhibit 14.2, which is incorporated herein by reference.

The identified significant shareholders do not have different voting rights from holders of ordinary shares. To CAT’s knowledge, CAT is not controlled by any person. CAT is not aware of any current arrangement, the operation of which may result in a change in control of CAT at a later date.

Changes in Holdings

CAT has been notified pursuant to sections 198-212 of the Companies Act 1985 and/or pursuant to Rule of the City Code on Takeovers and Mergers of the following beneficial interests of the share capital of the Company:

Genzyme Corporation initially reported holdings of 4,607,982 shares as of October 24, 2003. CAT had issued 307,982 shares to Genzyme in October 2000.

Wellington Management Company LLP, who reported holdings of 3,002,500 shares as of August 19, 2003, initially reported holdings of 1,150,053 shares on February 6, 2003.

OrbiMed Advisors LLC and Samuel D. Islay initially reported holdings of 2,752,700 shares as of September 11, 2003.

Deutsche Asset Management Ltd (UK) initially reported holdings of 2,917,406 shares during the 2003 financial year.

FMR Corp., Fidelity International Limited and Edward C. Johnson, who no longer have a notifiable interest in shares, initially reported shareholdings of 1,452,633 shares on June 28, 2000.

Human Genome Sciences Inc., who holds 1,670,000 shares acquired its shares in connection with a strategic collaboration with CAT in April 2000 and has not reported changes in such shareholding.

Oracle Partners L.P., who no longer has a notifiable interest in shares, initially reported holdings of 1,369,945 shares on October 2, 1999.

Capital Group Inc., who no longer has a notifiable interest in shares, initially reported its holding over 3% of CAT’s shares during the 2001 financial year.

Legal & General Investment Management who reported holdings of 1,584,689 shares during the 2003 financial year, initially reported its holding over 3% of CAT’s shares during the 2002 financial year.

Related Party Transactions

None

ITEM 8 -FINANCIAL INFORMATION

Please see Item 18.

Legal Proceedings

Please see Note 27 of the financial statements included in this Form 20-F.

ITEM 9 -THE OFFER AND LISTING

CAT’s ordinary shares began trading publicly on what was then the Official List of London Stock Exchange Limited on March 25, 1997, under the symbol “CAT”. CAT’s ADRs (each of which represents a single ordinary share) commenced trading on the Nasdaq Stock Market on June 11, 2001 under the symbol “CATG.” The following table lists information on the price range of CAT’s ordinary shares and ADRs. It is based on reported closing prices for CAT’s ordinary shares on the Official List of London Stock Exchange and closing prices for CAT’s ADRs as reported by Nasdaq.

	High U.S.$	Low U.S.$	High £	Low £

Financial year 1999

First quarter			2.50	1.30
Second quarter			2.50	1.89
Third quarter			2.46	1.92
Fourth quarter			2.25	1.67

Financial year 2000

First quarter			49.00	5.85
Second quarter			29.25	18.25
Third quarter			30.25	18.25
Fourth quarter			41.50	29.00

Financial year 2001

First quarter			43.88	26.05
Second quarter			35.50	13.38
Third quarter			26.65	15.38
Fourth quarter	31.44	13.10	21.69	8.70

Financial year 2002

First quarter	30.50	19.80	20.00	13.18
Second quarter	26.75	19.00	19.28	12.91
Third quarter	22.70	14.00	14.90	9.80
Fourth quarter	16.74	6.76	10.05	4.24

Financial year 2003

First quarter	9.87	7.20	6.20	4.57
Second quarter	9.69	5.32	5.90	3.21
Third quarter	9.81	5.45	5.80	3.30
Fourth quarter	9.35	6.91	5.80	4.15
June 2003	9.81	7.71	5.80	4.85
July 2003	8.71	6.91	5.25	4.15
August 2003	9.35	7.17	5.65	4.50
September 2003	9.20	8.19	5.80	4.87
October 2003	9.26	7.47	5.50	4.46
November 2003	8.80	7.20	5.30	4.25

ITEM 10 -ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth under the heading “Description of Share Capital” in the Company’s Registration Statement on Form 20-F/A, as amended, dated June 5, 2001, is incorporated herein by reference.

C. Material Contracts

The information required by this item is contained in Item 3.B. of this Form 20-F.

D. Exchange Controls

None.

E. Taxation

United Kingdom Tax Considerations

The following is a brief description of the material United Kingdom tax consequences of the acquisition, ownership and disposition of shares, including ADRs. The summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. You should consult your own tax advisors as to the particular tax consequences to you under United Kingdom, United States federal, state and local and other foreign laws, of the acquisition, ownership and disposition of shares or ADRs.

Taxation of Dividends and Distributions

Under current U.K. taxation legislation, no tax will be withheld from cash dividend payments by CAT.

U.S. holders of shares or ADRs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by CAT. A new taxation treaty between the U.S. and the U.K., which came into effect in 2003, does not provide for a tax credit on a dividend payment made by a U.K. company. Provision is made in the new treaty for a twelve month transitional period, during which a resident of the U.S. may continue to rely on the terms of the existing treaty if those terms are favorable.

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

A share or ADR held by an individual whose domicile is determined to be the United States for purposes of the estate tax treaty and who is not a national of the United Kingdom, will not be subject to U.K. inheritance tax on the individual’s death or on a lifetime transfer of the share of ADR except where the share or ADR:

•	is part of the business property of a U.K. permanent establishment of an enterprise, or

•	pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

The estate tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the share or ADR is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

U.K. stamp duty or SDRT will, subject to specific exceptions, be payable at the rate of 1.5% rounded up to the nearest £5 of the amount of the consideration paid for the shares in registered form which are issued or transferred:

•	to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or

•	to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include issues or transfers of shares in registered form to the Custodian for deposits under the ADR deposit agreement. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total.

No U.K. stamp duty will be payable on the acquisition of any ADR or on any subsequent transfer of an ADR, provided that the instrument of transfer and any subsequent instrument of transfer is executed and remains at all times outside the United Kingdom. In any other case, the transfer of, or agreement to transfer, an ADR or beneficial ownership of an ADR could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty is 0.5% of the value of the consideration (rounded up to the nearest £5) (a transfer in contemplation of sale being stampable by reference to the value of the property transferred). Interest will be charged on duty that is not paid within 30 days of execution of a transfer of securities subject to stamp duty, wherever execution takes place. Interest paid will not be allowable as a deduction in computing profits and losses for U.K. tax purposes. Penalties will also apply to documents submitted for stamping more than 30 days after the document was executed where the document was executed in the United Kingdom. For documents executed outside the U.K., penalties will apply to documents not submitted for stamping within 30 days after they are first brought into the U.K. An agreement to transfer an ADR or beneficial ownership of an ADR will not give rise to SDRT.

Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest £5. Generally ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed U.K. stamp duty of £5 will generally be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer may be payable on an unconditional agreement to transfer shares. If, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT paid will be repayable or, if the SDRT has not been paid, the liability to pay such tax, but not necessarily interest and penalties, will be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

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

United States Federal Income Tax Considerations

Taxation of Dividends

The gross amount of a distribution paid on a share (including ADRs), including the full amount of any notional U.K. withholding tax thereon, will be a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds CAT’s current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Internal Revenue Code.

Recently enacted legislation provides that dividends paid by U.S. corporations and certain foreign corporations will be taxed in the hands of individuals at the same preferential tax rate as long term capital gains. Dividends paid by CAT will be eligible for this preferential tax rate in any year that CAT is not treated as a PFIC (as defined below) for that year.

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

Subject to complex limitations, and further subject to changes in the treaty between the U.S. and the U.K., the U.K. notional withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against your U.S. federal income tax liability. Dividends distributed by CAT will generally be categorized as “passive income” or, in the case of some holders, as “financial services income,” for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce U.S. tax on a dollar-for-dollar basis.

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

United States Anti-Deferral Provisions

The U.S. Internal Revenue Code contains certain “anti-deferral” provisions which, if applicable, would change the U.S. federal income tax consequences of owning or disposing of shares or ADRs discussed above. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made. As of the date of this prospectus, except as set forth below with respect to the rules regarding passive foreign investment companies, CAT believes that these anti-deferral provisions will not apply to holders of shares or ADRs.

United States Information Reporting and Backup Withholding

Dividend payments with respect to shares and ADRs and proceeds from the sale, exchange or redemption of shares or ADRs may be subject to information reporting to the IRS and possible U.S. backup withholding currently at a 28% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9.

Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

PFIC Annual Information Statement

For the 2003 financial year, CAT believes that it is a PFIC (as defined below).

Definition of Passive Foreign Investment Company (“PFIC”)

In general, shares or ADRs of U.S. holders will be treated as stock in a PFIC if, for any taxable year in which the shares or ADRs are held:

•	at least 75% of CAT’s gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of CAT’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Because CAT likely is a PFIC, if a U.S. holder of CAT shares does not make a mark-to-market election (as described below), the U.S. holder will be subject to special rules with respect to any gain realized on the sale or other disposition of CAT’s ordinary shares or ADRs.

Under these rules:

•	the gain will be allocated ratably over your holding period for the shares or ADRs,

•	the amount allocated to the taxable year in which the gain is realized and any tax year before CAT qualified as a PFIC will be taxed as ordinary income,

•	the amount allocated to each prior year during which CAT qualified as a PFIC, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year in which CAT qualified as a PFIC to which such gain is allocated.

CAT does not intend to pay dividends for the foreseeable future. If, however, CAT should make an “excess distribution” to shareholders (generally, any distributions to shareholders during a single taxable year that are greater than 125% of the average annual distributions received by shareholders in respect of the shares or ADRs during the three preceding taxable years or, if shorter, the holding period for the shares or ADRs) and CAT is treated as a PFIC, the excess distribution would be treated the same way a gain would be treated, as described in the preceding paragraph.

Because the shares of CAT are publicly traded, holders may make a mark-to-market election. If this election is made, the PFIC rules described above will not apply. Instead, in general, ordinary income will include each year the excess, if any, of the fair market value of the shares or ADRs at the end of the taxable year over the adjusted basis in the shares or ADRs. Holders will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares or ADRs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The basis in the shares or ADRs will be adjusted to reflect any such income or loss amounts. If a particular Holder does not make the mark-to-market election in the later of the first year that CAT is a PFIC or the first year when the Holder acquires shares of CAT, any unrealized gain at the time of the election is made will be taxed under the special rules set forth above.

Holders who own ADRs during any year that CAT is a PFIC must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The exhibits to this Form 20-F are available for review at the Company’s registered office.

I. Subsidiary Information

Not applicable.

ITEM 11 -QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk can be found in Note 17 (under the heading “Financial Instruments”) in the financial statements included in this Form 20-F.

ITEM 12 -DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 -DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 14 -MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 -CONTROLS AND PROCEDURES

The Company has carried out an evaluation, under the supervision and with the participation of the Company’s Disclosure Committee and the Company’s management including the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 15d-15. Based on that evaluation the Chief Executive Officer and the Chief Financial Officer concluded that, as of September 30, 2003, the Company’s disclosure controls and procedures are effective. There was no change in the Company’s internal control over financial reporting that occurred during the 2003 financial year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A –AUDIT COMMITTEE FINANCIAL EXPERT

CAT’s board of directors has determined that Åke Stavling, the chairman of its audit committee, is an audit committee financial expert.

ITEM 16B –CODE OF ETHICS

CAT has adopted a code of ethics that applies to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of CAT’s code of ethics has been filed as an exhibit to this Form 20-F.

PART III

ITEM 17 -FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 -FINANCIAL STATEMENTS

The Company’s financial statements are included beginning on page F-1.

ITEM 19 -EXHIBITS

Please see the attached “Index of Exhibits”.

Report of independent auditors

We have audited the accompanying consolidated balance sheets of Cambridge Antibody Technology Group plc as at September 30, 2003 and 2002, and the related consolidated profit and loss accounts, the consolidated cash flow statements and the consolidated statements of total recognised gains and losses for each of the three years in the period ended September 30, 2003, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cambridge Antibody Technology Group plc as at September 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the three years in the period ended September 2003 and the determination of shareholders’ equity as at September 30, 2003 and 2002, to the extent summarised in Note 28 to the consolidated financial statements.

Deloitte & Touche LLP

Cambridge, England.

November 14, 2003

Annual Report 2003	F-1	Cambridge Antibody Technology Group plc

Consolidated profit and loss account

For the year ended 30 September 2003	Notes	2003 £’000	2002 £’000	2001 £’000
Turnover	2	8,743	9,471	7,121
Direct costs	(690)	(80)	(351)

Gross profit	8,053	9,391	6,770
Research and development expenses	(44,981)	(31,307)	(21,393)

Drug Royalty Corporation transaction costs	3	—	(7,913)	—
Other general and administration expenses	4	(9,196)	(8,321)	(6,443)

General and administration expenses	(9,196)	(16,234)	(6,443)
Operating loss	(46,124)	(38,150)	(21,066)
Finance income (net)	6	4,360	6,386	9,295

Loss on ordinary activities before taxation	5	(41,764)	(31,764)	(11,771)
Taxation on loss on ordinary activities	8	2,573	3,557	—

Loss for the financial year	19	(39,191)	(28,207)	(11,771)

Loss per share – basic and diluted (pence)	9	107.5	p	78.7	p	33.3	p

Shares used in calculating net loss per share (number)	9	36,440,993	35,828,446	35,313,260

The losses for all years arise from continuing operations.

Consolidated statement of total recognised gains and losses

For the year ended 30 September 2003	2003 £’000	2002 £’000	2001 £’000
Loss for the financial year	(39,191)	(28,207)	(11,771)
Gain on foreign exchange translation	606	96	1

Total recognised losses relating to the year	(38,585)	(28,111)	(11,770)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

Cambridge Antibody Technology Group plc	F-2	Annual Report 2003

Consolidated balance sheet

At 30 September 2003	Notes	2003 £’000	2002 £’000
Fixed assets
Intangible assets	10	6,883	7,933
Tangible assets	11	14,366	12,429
Investments	12	3,373	215

		24,622	20,577
Current assets
Debtors	13	4,526	6,556
Short term investments	14	108,347	126,694
Cash at bank and in hand		1,056	3,081

		113,929	136,331
Creditors
Amounts falling due within one year	15	(12,657)	(12,563)

Net current assets		101,272	123,768

Total assets less current liabilities		125,894	144,345
Creditors
Amounts falling due after more than one year	16	(18,152)	(8,580)

Net assets		107,742	135,765

Capital and reserves
Called-up share capital	18	3,834	3,621
Share premium account	18	212,883	202,534
Other reserve	19	13,456	13,456
Profit and loss account	19	(122,431)	(83,846)

Shareholders’ funds – all equity	20	107,742	135,765

The accompanying notes are an integral part of this consolidated balance sheet.

Annual Report 2003	F-3	Cambridge Antibody Technology Group plc

Company balance sheet

At 30 September 2003	Notes	2003 £’000	2002 £’000
Fixed assets
Investments	12	101,456	101,456

Current assets
Debtors	13	32,181	1,627
Short term investments	14	106,501	125,126
Cash at bank and in hand		4	3

		138,686	126,756
Creditors
Amounts falling due within one year	15	(247)	(1,242)

Net current assets		138,439	125,514

Total assets less current liabilities		239,895	226,970

Net assets		239,895	226,970

Capital and reserves
Called-up share capital	18	3,834	3,621
Share premium account	18	212,883	202,534
Profit and loss account	19	23,178	20,815

Shareholders’ funds – all equity		239,895	226,970

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston

Director

14 November 2003

Cambridge Antibody Technology Group plc	F-4	Annual Report 2003

Consolidated cash flow statement

For the year ended 30 September 2003	Notes	2003 £’000	2002 £’000	2001 £’000
Net cash outflow from operating activities	21	(35,819)	(26,808)	(19,150)
Returns on investments and servicing of finance	22	5,049	7,558	8,322
Taxation	22	5,210	920	—
Capital expenditure and financial investment	22	(8,082)	(9,961)	(3,481)

Net cash outflow before management of liquid resources and financing		(33,642)	(28,291)	(14,309)
Management of liquid resources	22	18,778	29,534	274
Financing	22	11,730	1,448	15,380

(Decrease)/increase in cash	23	(3,134)	2,691	1,345

The accompanying notes are an integral part of this consolidated cash flow statement.

Annual Report 2003	F-5	Cambridge Antibody Technology Group plc

Notes to the financial statements

1 Description of business and accounting policies

Cambridge Antibody Technology Group plc is the holding company of a group of biotechnology companies based in the United Kingdom. The Company and its subsidiaries use an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. The Group uses proprietary technologies for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

The Group’s aim is to secure short term revenues through licences of its technology and long term revenues through product development, working in partnership with other companies at all stages of the drug product discovery and development process. The Group’s past and present collaborative partners include Abbott, Wyeth Research, Pfizer, HGSI, Genzyme, Amgen, Amrad, Elan, Chugai and Merck. The Group’s collaborative agreements may cover research activities or product development or both.

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report.

Basis of accounting The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom (UK GAAP).

Basis of consolidation The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc (the Company) and its subsidiary undertakings (collectively the Group), drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

The acquisition of Cambridge Antibody Technology Limited (CAT Limited), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard (FRS) 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

The profit for the financial year dealt with in the financial statements of the Company was £2,363,000 (2002: £3,090,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

Goodwill Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then applicable accounting policy is included in determining the profit or loss on disposal.

Turnover Turnover principally consists of income received in the normal course of business from license fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below.

Licence fees Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licenced. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

Technical milestones During certain research and development programs the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program.

Clinical milestones The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group’s proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group’s employees working under the direction of the collaborator to further the collaborator’s research and development effort. Such contracts are made on the basis of Full Time Equivalent (FTE) employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Purchased rights Under an agreement with Drug Royalty Corporation (DRC) the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group’s accounting policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. On 2 May 2002 the Group bought out this royalty obligation with the issue of CAT shares to DRC. The remaining balance of deferred income was released in the year ended 30 September 2002.

Cambridge Antibody Technology Group plc	F-6	Annual Report 2003

1 Description of business and accounting policies continued

Royalties Royalty income is generated by sales of products incorporating the Group’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

Government grants Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development Research and development expenditure is written off as incurred.

Collaboration arrangements The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Pension costs The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group’s contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible fixed assets Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognised and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group’s purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment the Directors have considered future cash flows arising.

Acquired intellectual property with no defined revenue stream is written off to research and development expenses on acquisition.

Tangible fixed assets Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 10 years.

Motor vehicles: 33 1/2% per annum.

Office and laboratory equipment: 25% per annum.

Fixtures and fittings: over either 5 or 20 years (or the remaining lease term if less).

Investments Fixed asset investments are shown at cost less provision for any impairment.

Liquid resources Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant, a provision is made such that cost plus accrued interest does not exceed market value.

Annual Report 2003	F-7	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

1 Description of business and accounting policies continued

Foreign currency Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

Sale and leaseback No gain or loss on sale is recorded for sale and leaseback arrangements where the leaseback has been identified as a finance lease.

Non-monetary transaction The Group enters into certain non-monetary transactions that involve the granting of a licence over the Group’s proprietary technology in exchange for a licence over a third party’s proprietary technology. The Group accounts for these transactions at fair value where the Group is able to determine the fair value within reasonable limits. To the extent that the Group concludes that it is unable to determine the fair value of a cross licensing transaction, that transaction is accounted for at the recorded amounts of the assets. Management is required to exercise its judgement in determining whether or not the fair value of the asset received or that given up can be determined. In doing so management considers, amongst other things, previous licence agreements over similar intellectual property rights where there is monetary consideration. The Group has a limited number of comparable historical licence agreements. Management has determined that for all non-monetary transactions recorded to date the fair value of the exchanged licences is not determinable, consequently, such transactions have been recognised at recorded value. In the future, as CAT has further transactions there may be a fair value assigned to similar transactions resulting in a different accounting treatment.

Estimates and assumptions The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets, provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2 Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom. CAT is managed as one overall segment with results of operations and cash flows reviewed by the chief operating decision maker on a group wide basis.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

	2003 £’000	2002 £’000	2001 £’000
Total turnover	11,417	16,891	9,421
Less: intra-group eliminations	(2,674)	(7,420)	(2,300)

Consolidated turnover	8,743	9,471	7,121

Consolidated turnover was generated from customers in the following geographical areas:

	2003 £’000	2002 £’000	2001 £’000
Europe	251	135	53
United States of America	6,665	8,674	6,969
Rest of the World	1,827	662	99

	8,743	9,471	7,121

Net assets of £388,000 (excluding creditors eliminated on consolidation of £15,385,000) (2002: net liabilities of £349,000, excluding creditors eliminated on consolidation of £9,210,000) and total assets of £517,000 (2002: £549,000) are held in the United States of America.

Cambridge Antibody Technology Group plc	F-8	Annual Report 2003

2 Turnover and loss on ordinary activities before taxation continued

Consolidated turnover by type:

	2003 £’000	2002 £’000	2001 £’000
Licence fees	2,590	1,676	1,635
Technical milestones	225	35	—
Clinical milestones	1,850	1,396	—
Contract research fees	3,904	5,611	5,369
Other	174	753	117

Total	8,743	9,471	7,121

During the financial years ended 30 September 2003, 2002 and 2001 certain customers individually contributed more than 10% of the Group’s revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

	%	£’000
2003 Customer contributing greatest % to revenue	28	2,476
2003 Customer contributing second greatest % to revenue	21	1,885
2003 Customer contributing third greatest % to revenue	14	1,250

Total	63	5,611

2002 Customer contributing greatest % to revenue	36	3,424
2002 Customer contributing second greatest % to revenue	31	2,954

Total	67	6,378

2001 Customer contributing greatest % to revenue	31	2,230
2001 Customer contributing second greatest % to revenue	30	2,101
2001 Customer contributing third greatest % to revenue	24	1,742

Total	85	6,073

As at 30 September 2003 the three customers shown above constituted 100% of the Group’s trade receivables. As at 30 September 2002, the two customers shown above constituted 89% of the Group’s trade receivables.

A significant proportion of revenue in each financial year is derived from a relatively concentrated customer base. As a result, there is a risk that factors affecting that customer base may have an adverse effect on the Group’s financial condition and results of operation.

3 Drug Royalty transaction costs

General and administration expenses include £7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with DRC during the year (comparative periods: none).

In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002.

Under an agreement with DRC, the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002, the Group bought out this royalty obligation to DRC for consideration of £6.1 million (CAD$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of £0.6 million of deferred income was all released to turnover in 2002.

The professional fees incurred in the Group’s bid and royalty buy-back were £1.8 million.

4 Oxford GlycoSciences

In January 2003, the Company and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT’s shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT’s share price depressed the value of CAT’s offer. A competing offer made to OGS shareholders by Celltech Group plc subsequently became unconditional. Professional fees incurred of £1.7 million relating to the offer made for OGS were offset against a break fee of £1.1 million received from OGS. The net cost of £0.6 million was recorded in general and administrative costs during the period.

Annual Report 2003	F-9	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

5 Loss on ordinary activities before taxation

	2003 £’000	2002 £’000	2001 £’000
The loss on ordinary activities before taxation is stated after charging (crediting):
Depreciation and amounts written off tangible fixed assets:
– owned assets	2,714	2,617	2,146
– leased assets	275	—	—
Amortisation of intangible fixed assets	1,050	882	373
Auditors’ remuneration – audit Deloitte & Touche LLP	35	35	—
– audit Arthur Andersen	—	—	42
– audit related fees Deloitte & Touche LLP	384	19	—
– other Deloitte & Touche LLP	—	9	—
– other Arthur Andersen	—	287	149
Foreign exchange loss/(gain)	835	192	(56)
Loss on disposal of tangible fixed assets	94	—	—
Profit on disposal of Denzyme ApS	—	(2)	—
Operating lease rentals:
– plant and machinery	46	5	3
– other operating leases	1,781	874	721
Allocations under equity participation schemes	521	607	416

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche. Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

Audit related fees paid to Deloitte & Touche LLP include fees in respect of reporting accountant work and in connection with the filing of a shelf registration.

The Group recharged audit fees of £10,000 to the Company (2002: £10,000).

6 Finance income (net)

	2003 £’000	2002 £’000	2001 £’000
Interest receivable	4,416	6,386	9,295
Interest payable on finance leases	(56)	—	—

	4,360	6,386	9,295

7 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2003	2002	2001
Management and administration	47	39	32
Research and development	249	235	192

	296	274	224

	£’000	£’000	£’000
Their aggregate remuneration comprised:
Wages and salaries	11,669	9,771	7,268
Social security costs – charge/(credit) provided on unapproved options	13	(248)	(194)
– on wages and salaries	1,190	970	740
Other pension costs	988	875	641

	13,860	11,368	8,455

Further audited information on Directors’ remuneration is contained in the Remuneration Report.

Cambridge Antibody Technology Group plc	F-10	Annual Report 2003

7 Staff costs continued

The Group has made a provision for employer’s National Insurance payable on certain options granted under the CSOP part B scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer’s contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision has been made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at the year end was £4.87. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be the same as that for the 2003 financial year given that the full provision has now been accounted for. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £23,000.

8 Taxation

	2003 £’000	2002 £’000	2001 £’000
Research and development tax credit	3,148	3,557	—
Overseas taxation	(575)	—	—

	2,573	3,557	—

During the year ended 30 September 2003 the Group received a refund of £3,148,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2002 (year ended 30 September 2002 claims of £920,000 and £2,637,000 for the years ended 30 September 2000 and 30 September 2001 respectively).

Overseas taxation is the tax withheld on the licence payments received from Chugai.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2002: 30%). The differences are explained below:

	2003 £’000	2002 £’000
Loss on ordinary activities before tax	(41,764)	(31,764)

Tax at 30% thereon	(12,530)	(9,529)
Effects of:
Increase in losses carried forward	14,212	11,400
Expenses not deductible for tax purposes	(438)	(1,041)
Capital allowances in excess of depreciation	(1,186)	(888)
Utilisation of tax losses in respect of research and development tax credit	(3,148)	(3,557)
Movement in short term timing differences	(58)	58

	(3,148)	(3,557)

Overseas taxation	575	—
	(2,573)	(3,557)

Annual Report 2003	F-11	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

8 Taxation continued

Analysis of deferred tax balances:

	2003 £’000	2002 £’000
Short term timing differences	—	(58)
Accelerated capital allowances	2,354	1,272
Tax losses available	(30,154)	(23,658)

Total unprovided deferred tax asset	(27,800)	(22,444)

At 30 September 2003 the Group had tax losses of approximately £100 million (2002: £79 million, 2001: £60 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £31 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

9 Loss per share

Basic net loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2003, 2002 and 2001 289,640, 867,316 and 1,077,800 potentially dilutive issuable shares attributable to the exercise of outstanding options were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of £39,191,000 (2002: £28,207,000, 2001: £11,771,000) and a weighted average number of ordinary shares of 36,440,993 (2002: 35,828,446, 2001: 35,313,260).

10 Intangible fixed assets

Group	Licences £’000	Patents £’000	Total £’000
Cost:
At 1 October 2002 and 30 September 2003	4,740	5,265	10,005

Amortisation:
At 1 October 2002	509	1,563	2,072
Charge for the year	677	373	1,050

At 30 September 2003	1,186	1,936	3,122

Net book value:
At 30 September 2003	3,554	3,329	6,883

At 30 September 2002	4,231	3,702	7,933

The Company has no intangible fixed assets.

The weighted average useful life of the patents is 14 years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2004 to 2007 inclusive is £1,051,000.

Cambridge Antibody Technology Group plc	F-12	Annual Report 2003

11 Tangible fixed assets

Group	Freehold land and buildings £’000	Fixtures and fittings £’000	Laboratory equipment £’000	Office equipment £’000	Motor vehicles £’000	Total £’000
Cost:
At 1 October 2002	785	9,051	11,335	1,326	20	22,517
Additions	—	2,936	1,164	924	—	5,024
Disposals	—	(392)	(59)	(191)	—	(642)

At 30 September 2003	785	11,595	12,440	2,059	20	26,899

Depreciation:
At 1 October 2002	188	2,778	6,378	733	11	10,088
Charge for the year	49	750	1,845	339	6	2,989
Eliminated in respect of disposals	—	(345)	(52)	(147)	—	(544)

At 30 September 2003	237	3,183	8,171	925	17	12,533

Net book value:
At 30 September 2003	548	8,412	4,269	1,134	3	14,366

At 30 September 2002	597	6,273	4,957	593	9	12,429

Leased assets included above:
Net book value:
At 30 September 2003	—	48	583	476	—	1,107

At 30 September 2002	—	—	—	—	—	—

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group Other investments £’000	Company Subsidiary undertakings £’000
Cost and net book value:
At 1 October 2002	215	101,456
Additions	3,158	—

At 30 September 2003	3,373	101,456

CAT has received 588,160 newly issued shares from MorphoSys under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The net value of these shares, that is, excluding the amount due to The Scripps Research Institute and Stratagene, accounts for the addition to fixed asset investments during the year. The amounts due to The Scripps Research Institute and Stratagene have been included within current asset investments and are payable in three equal tranches over the next two years.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003.

The market value of this investment at 30 September 2003 was £3,264,000.

Annual Report 2003	F-13	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

12 Fixed asset investments continued

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

	Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
Cambridge Antibody Technology Limited	England	Research and development	100%
CAT Group Employees’ Trustees Limited	England	Share scheme trust company	100%
Optein Inc. (trading as Aptein Inc.)	USA	Research and development	100%
Tagred Limited	England	Dormant	100%

13 Debtors

	Group 2003 £’000	Group 2002 £’000	Company 2003 £’000	Company 2002 £’000

Due within one year:
Trade debtors	971	12	—	—
Due from subsidiary undertakings	—	—	31,337	90
Other debtors	1,030	3,982	4	18
Prepayments and accrued income(i)	2,525	2,562	840	1,519

	4,526	6,556	32,181	1,627

(i) Includes accrued interest of £840,000 (2002: £1,519,000). 14 Short term investments
	Group 2003 £’000	Group 2002 £’000	Company 2003 £’000	Company 2002 £’000

Liquid resources:
Floating rate notes	25,989	24,998	25,989	24,998
Certificates of deposit	80,000	98,000	80,000	98,000
Term deposits	1,927	3,696	512	2,128

	107,916	126,694	106,501	125,126
Listed investments	431	—	—	—

	108,347	126,694	106,501	125,126

Market value of listed investments	445	—	—	—

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 17.

Cambridge Antibody Technology Group plc	F-14	Annual Report 2003

15 Creditors

	Group 2003 £‘000	Group 2002 £‘000	Company 2003 £‘000	Company 2002 £‘000
Amounts falling due within one year:
Bank overdraft	1,144	—	—	—
Obligations under finance leases	347	—	—	—
Trade creditors	2,165	3,999	—	—
Amounts owed to subsidiary undertakings	—	—	—	1,194
Taxation and social security	342	304	—	—
Other creditors	426	1,003	—	—
Accruals(i)	3,553	4,710	247	48
Deferred income	4,680	2,547	—	—

	12,657	12,563	247	1,242

(i)	Includes purchase commitments of £680,000 and accrued employee benefits of £1,091,000 (2002: purchase commitments £888,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

16 Creditors

	Group 2003 £‘000	Group 2002 £‘000
Amounts falling due after more than one year:
Obligations under finance leases	821	—
Other creditors	287	—
Deferred income	17,044	8,580

	18,152	8,580

Borrowings are repayable as follows –
Bank overdraft:
Due within one year or on demand	1,144	—

Finance leases:
Due within one year	347	—
Due in more than one year but not more than two years	376	—
Due in more than two years but not more than five years	445	—

	1,168	—

Total due within one year or on demand	1,491	—
Total due in more than one year but not more than two years	376	—
Total due in more than two years but not more than five years	445	—

	2,312	—

Annual Report 2003	F-15	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

17 Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group’s liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

•	Investments only in freely negotiable instruments or deposits with specified banks and building societies.

•	For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.

•	For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.

•	For the whole fund, a maturity profile which is tailored to the Group’s expected cash requirements (as investments are generally held to maturity).

•	No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group’s liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee review the return made on the Group’s funds against benchmark market returns quarterly. The majority of the Group’s investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group’s interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group’s functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid £’000	Total £’000
At 30 September 2003
Sterling assets/(liabilities)	23,000	84,920	(1,168)	(1,030)	105,722
United States Dollar assets	—	936	—	—	936
Other assets	—	2	—	—	2

Book value	23,000	85,858	(1,168)	(1,030)	106,660

Fair value	22,958	85,854	(1,168)	(1,030)	106,614

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid £’000	Total £’000
At 30 September 2002
Sterling assets/(liabilities)	11,998	114,699	—	(1,678)	125,019
United States Dollar assets	—	4,755	—	—	4,755
Other assets	—	1	—	—	1

Book value	11,998	119,455	—	(1,678)	129,775

Fair value	12,000	119,563	—	(1,678)	129,885

(i)	Interest rates determined for more than one year.

(ii)	Interest rates determined at least once a year.

Cambridge Antibody Technology Group plc	F-16	Annual Report 2003

17 Financial instruments continued

The weighted average return on the fixed rate financial assets was 3.6% (2002: 3.1%), which was fixed over a weighted average term of 1.2 years (2002: 1.3 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was 14.8% (2002: nil) which was fixed over a weighted average term of 3.8 years (2002: nil).

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures At the year end the Group’s individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2003
Functional currency: Sterling	(467)	—	84	(383)
United States Dollar	—	(4,253)	—	(4,253)

	(467)	(4,253)	84	(4,636)

	USD £‘000	Sterling £‘000	Other £‘000	Total £‘000
At 30 September 2002
Functional currency: Sterling	801	—	(87)	714
United States Dollar	—	(90)	—	(90)

	801	(90)	(87)	624

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18 Called-up share capital and share premium

	2003 £‘000	2002 £‘000
Authorised
50,000,000 (2002: 50,000,000) ordinary shares of 10p each	5,000	5,000

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

	10p ordinary shares Number	Issued share capital £’000	Share premium £’000
Allotted, called-up and fully paid
At 1 October 2002	36,214,349	3,621	202,534
Issued to the Share Incentive Plan	128,217	13	630
Exercise of options	188,447	19	503
In lieu of fees(i)	7,307	1	37
To Genzyme Corporation as part of a subscription agreement in September 2003 (ii) (iii)	1,800,000	180	9,179

At 30 September 2003	38,338,320	3,834	212,883

(i)	All Non-Executive Directors elected to take 25% of their annual fees in shares.

(ii)	Net of expenses.

(iii)	Shares were issued at a price of £5.32 per share, being the average closing mid-market price on 18 September 2003.

The Company operates and has operated a number of employee share schemes for employees of the Group as described below.

Old Option Schemes Prior to March 1997, CAT Limited operated the Old Option Schemes. Two of these were unapproved share option schemes and one was an Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and Non-executive Directors. These schemes were closed prior to flotation. Options under these schemes were either exchanged for equivalent options over shares of the Company or the option holders entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company.

Company Share Option Plan (CSOP) The CSOP was approved and came into operation in 1997 and consists of two parts. The CSOP part A is Inland Revenue approved and CSOP part B is unapproved. All employees of the Group, including Executive Directors, are eligible for the grant of options under both parts of the CSOP. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B.

The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of objective performance criteria which are determined by the Remuneration Committee, except in a limited number of cases such as redundancy where options will automatically vest.

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding performance-related remuneration) in any financial year. One or more objective performance conditions is applied to all options granted under the scheme to determine whether they will become exercisable. These performance conditions are determined by the Remuneration Committee.

For option grants of up to 1.5 times basic salary, the Remuneration Committee has determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must exceed the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversaries of the date of grant. For options in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear scale based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example if CAT’s TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if the TSR in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basis salary would become exercisable.

For all option grants, the figure which is used for CAT’s share price in determining whether options have become exercisable is the closing price of a share as derived from the London Stock Exchange Daily Official List averaged over a period of 20 consecutive business days. This reduces the possibility of options becoming exercisable when there is a short term fluctuation in the share price.

Share Incentive Plan (SIP) The Company has established an Inland Revenue approved SIP which complies with the Finance Act 2000. The SIP has four elements: free shares, partnership shares, matching shares and dividend shares. Free shares can be appropriated to employees with a maximum market value of £3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance-related element. All of CAT’s employees and Executive Directors employed on 1 April in the relevant financial year are eligible for the award of free shares. Partnership shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10% of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. Under the rules of the SIP the Directors are given discretion to determine the ratio of partnership shares to matching shares. The ratio is currently 1:1. Free shares and matching shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances. No dividend shares have been awarded since the SIP came into operation, and since the Group does not intend to pay a dividend for a number of years it is unlikely that they will be awarded for a number of years to come.

Executive Incentive Plan (EIP) The operation of the EIP is supervised by the Remuneration Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) To deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) As a co-investment scheme whereby an investment made by a participant, on the London Stock Exchange (or such other market or exchange on which shares may be freely bought or sold), from personal funds (Invested Shares), for example through a reinvestment of part of performance-related remuneration, is matched with free shares (Matching Shares). These matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the nominal value of the Company’s shares (10p per share). Awards are neither transferable nor pensionable.

No awards may be granted over shares in any financial year whose value is greater than one times an employees’ annual rate of salary for Restricted Awards and 45% of salary for Matching Shares.

The Remuneration Committee may decide that awards granted to an individual should be phased throughout a financial year (for instance, by granting an award in two instalments). In such a case, that employee’s entitlement to participate in the EIP will be calculated by reference to share values, and salary levels, at the date the first award is made; those calculations shall then apply to all subsequent awards made to the individual in the same financial year.

Where the EIP is operated in the same year as the CSOP the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times annual salary.

An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the Plan rules, but will be set by the Remuneration Committee at each grant of awards under the Plan. However, the Remuneration Committee has resolved that, initially, the conditions summarised below will apply to awards.

Restricted Awards For the initial Restricted Awards, the performance condition will be based on the Company’s relative Total Shareholder Return (i.e. growth in share price plus dividends re-invested). Performance will be measured over the three years starting 1 April or 1 October before each grant takes place. The Restricted Awards will vest in respect of 25% of the shares for performance equal to the Total Shareholder Return on the FTSE All Share Index rising on a straight line basis to 100% vesting for 33% out performance over the three year period. If the performance condition is not satisfied after the first three years, the Restricted Award will lapse; there will be no opportunity for retesting.

Alternative but broadly no less demanding conditions may be set for below board level executives if the Remuneration Committee feels that these would be a more appropriate way of motivating selected executives (e.g. on the achievement of scientific milestones).

Matching Awards The performance condition will be based on the Company’s Total Shareholder Return as compared with selected UK listed biotechnology/pharmaceutical companies (but with current market values of at least £50 million) over a three, four or five year period. The current peer group is Acambis, Alizyme Antisoma, AstraZeneca, Axis Shield, Celltech Group, Galen Holdings, GlaxoSmithKline, Goldshield Group, Phytopharm, Protherics, Shire Pharmaceuticals, Skye Pharma, Vernalis, Xenova. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

Performance ranking after three years	Rates of Matching Awards to Invested Shares
Upper Quartile	2:1
Between Median and Upper Quartile	Pro rata between 0.25:1 and 2:1
Median	0.25:1
Below Median	zero

If an executive wishes to keep his shares as Invested Shares for a further year then the ratio could rise (but could not fall) by 25% for upper quartile performance over the four years reducing on a pro rata basis to an extra 6.25% for median performance. If an executive then wishes to keep his vested shares as Invested Shares for a final year then the ratio could rise (but could not fall) by a further 20% for upper quartile performance over the full five years reducing on a pro rata basis to an extra 5% for median performance. The maximum level of match would therefore be 3:1 for upper quartile performance over three, four and five years on an investment of up to 15% of an executive’s salary.

No awards were made during the 2003 financial year under the EIP.

Annual Report 2003	F-17	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

18 Called-up share capital and share premium continued

At 30 September 2003 options had been granted over ordinary shares of the Company as follows:

	Exercise price		Earliest date exercisable	Latest date exercisable	Notes		Number
Old schemes		£1.28	28 April 1998	27 April 2005			25,000
	US$	4.80	19 April 2001	19 April 2006			75,000
		£3.00	4 September 1999	3 September 2006			2,929

CSOP		£5.00	24 March 2000	23 March 2004		(i)	39,670
		£5.00	24 March 2000	23 March 2007		(i)	36,230
		£5.58	2 June 2000	1 June 2004		(i)	3,584
		£5.58	2 June 2000	1 June 2007		(i)	5,376
		£5.00	19 December 2000	18 December 2004		(i)	67,400
		£5.00	19 December 2000	18 December 2007		(i)	37,500
		£5.00	25 June 2001	24 June 2008		(i)	30,000
		£5.00	27 November 2001	26 November 2008		(i)	15,000
		£2.42	27 November 2001	26 November 2005		(i)	117,647
		£2.42	27 November 2001	26 November 2008		(i)	45,252
		£2.10	28 May 2002	27 May 2009		(i)	3,750
		£2.87	3 December 2002	2 December 2006		(ii)	293,221
		£2.87	3 December 2002	2 December 2009		(ii)	62,290
		£23.03	26 May 2003	25 May 2010		(ii)	3,128
		£30.54	1 December 2003	30 November 2007		(ii)	56,209
		£30.54	1 December 2003	30 November 2010		(ii)	18,835
		£25.66	25 May 2004	24 May 2008		(ii)	1,458
		£25.66	25 May 2004	24 May 2011		(ii)	7,640
		£21.62	18 June 2004	17 June 2011		(ii)	3,471
		£17.07	30 November 2004	29 November 2011		(ii)	72,404
		£17.04	4 December 2004	3 December 2011		(ii)	99,579
		£10.83	24 May 2005	23 May 2012		(ii)	77,338
		£10.83	24 May 2005	23 May 2012		(iii)	15,005
CSOP – granted in year and outstanding at 30 September 2003		£5.13	22 November 2005	21 November 2012		(ii)	225,670
		£5.13	22 November 2005	21 November 2012		(iii)	41,887
		£4.60	23 May 2006	22 May 2013		(ii)	207,395
		£4.60	23 May 2006	22 May 2013		(iii)	36,739

Total							1,726,607

(i)	These options were subject to the condition as stated in note (ii) below. This condition had been satisfied as at 30 September 2002.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%.

Cambridge Antibody Technology Group plc	F-18	Annual Report 2003

19 Profit and loss account and other reserve

	Group Profit and loss £’000	Group Other reserve £’000	Company Profit and loss £’000
At 1 October 2002	(83,846)	13,456	20,815
Retained (loss)/profit for the year	(39,191)	—	2,363
Foreign exchange translation	606	—	—

At 30 September 2003	(122,431)	13,456	23,178

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20 Reconciliation of movements in Group shareholders’ funds

	2003 £’000	2002 £’000
Loss for the financial year	(39,191)	(28,207)
Other recognised gains and losses relating to the year	606	325

	(38,585)	(27,882)
New shares issued	10,562	7,597

Net decrease in shareholders’ funds	(28,023)	(20,285)
Opening shareholders’ funds	135,765	156,050

Closing shareholders’ funds	107,742	135,765

21 Reconciliation of operating loss to operating cash flows

	2003 £’000	2002 £’000	2001 £’000
Operating loss	(46,124)	(38,150)	(21,066)
Depreciation charge	2,989	2,617	2,146
Amortisation of intangible assets	1,050	882	373
Loss on disposal of fixed assets	94	—	1
Shares received from MorphoSys	(3,589)	—	—
Shares issued to buy out DRC royalty agreement	—	6,149	—
Increase in debtors	(1,285)	(158)	(515)
Increase/(decrease) in creditors	11,046	1,852	(89)

Net cash outflow from operating activities	(35,819)	(26,808)	(19,150)

Annual Report 2003	F-19	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

22 Analysis of cash flows

	2003 £’000	2002 £’000	2001 £’000
Returns on investments and servicing of finance:
Interest received	5,095	7,558	8,322
Interest element of finance lease rentals	(46)	—	—

Net cash inflow	5,049	7,558	8,322

Taxation:
Research and development tax credit received	5,785	920	—
Overseas tax paid	(575)	—	—

Net cash inflow	5,210	920	—

Capital expenditure and financial investment:
Purchase of intangible fixed assets	(2,673)	(2,067)	—
Purchase of tangible fixed assets	(5,413)	(7,894)	(3,485)
Proceeds from the sale of tangible fixed assets	4	—	4

Net cash outflow	(8,082)	(9,961)	(3,481)

Management of liquid resources:
Decrease in term deposits	1,769	9,749	10,762
Net sale/(purchase) of securities	17,009	19,785	(10,488)

Net cash inflow	18,778	29,534	274

Financing:
Issue of ordinary share capital	10,562	1,448	15,380
Proceeds from new finance lease commitments	1,389	—	—
Capital elements of finance lease rental payments	(221)	—	—

Net cash inflow	11,730	1,448	15,380

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

Cambridge Antibody Technology Group plc	F-20	Annual Report 2003

23 Analysis and reconciliation of net funds

	1 October 2002 £’000	Cash flow £’000	Exchange movement £’000	30 September 2003 £’000
Cash at bank and in hand	3,081	(1,990)	(35)	1,056
Overdrafts	—	(1,144)	—	(1,144)

		(3,134)	(35)
Finance leases	—	(1,168)	—	(1,168)
Liquid resources	126,694	(18,778)	—	107,916

Net funds	129,775	(23,080)	(35)	106,660

	2003 £’000	2002 £’000	2001 £’000
(Decrease)/increase in cash in the year	(3,134)	2,691	1,345
Decrease in liquid resources	(18,778)	(29,534)	(274)
Cash inflows from increase in lease financing	(1,168)	—	—

Change in net funds resulting from cash flows	(23,080)	(26,843)	1,071
Exchange movement	(35)	(32)	—

Movement in net funds in year	(23,115)	(26,875)	1,071
Net funds at 1 October 2002	129,775	156,650	155,579

Net funds at 30 September 2003	106,660	129,775	156,650

24 Financial commitments

Capital commitments of the Group were as follows:

	Group 2003 £’000	Group 2002 £’000
Contracted but not provided for	56	515

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

	Land and buildings 2003 £’000	Other 2003 £000	Land and buildings 2002 £’000	Other 2002 £’000
Expiry date:
– within one year	—	1	—	—
– between two and five years	—	44	—	48
– after five years	1,832	—	1,801	—

The Company had no capital or operating lease commitments.

In addition to the commitments above, CAT has agreed to bear fifty percent of programme costs through to early 2006 under an amended collaboration agreement with Genzyme. Due to the nature of this collaborative arrangement it does not give rise to specified cash outflows.

25 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2003 were £988,000 (2002: £875,000; 2001: £641,000).

Annual Report 2003	F-21	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

26 Post balance sheet event

In September 2003, it was announced that Genzyme was to make an equity investment in CAT of £22.9 million through a cash purchase of 4.3 million shares. The purchase was effected in two tranches. The first tranche occurred in September 2003 and consisted of the purchase of 1.8 million shares. The second tranche occurred after the financial year end, in October 2003, and required the approval of CAT shareholders. Shareholder approval was gained at the EGM held in October 2003, and a further 2.5 million shares were issued to Genzyme in October 2003 with a value of £13.3 million.

27 Litigation

In 1998 CAT bought a patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich. MorphoSys brought various actions against CAT in the US seeking a declaration that certain CAT patents were invalid or that MorphoSys was not infringing the patent. Under a settlement agreement dated 23 December 2002 between CAT Limited and MorphoSys the parties agreed to settle all litigation and patent disputes between them.

In 2000, Crucell issued writs against the Medical Research Council (MRC), The Scripps Research Institute (Scripps) and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of this patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with MRC, Scripps and Stratagene, CAT Limited was responsible for the defence of these proceedings. This litigation was settled under a settlement agreement dated 19 December 2002 between CAT Limited and Crucell. As a result of this agreement, all litigation which had been ongoing between CAT Limited and Crucell was withdrawn.

CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC’s claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit.

CAT has been named, together with numerous other defendants who practice or rely on antibody phage display, as a defendant in a complaint dated 14 August 2003 filed by Dr. George Pieczenik in the US Federal District Court for the Southern District of New York. The complaint, among other allegations, purports to assert claims of patent infringement with respect to a patent issued on 12 August 2003 to Dr. Pieczenik with a request for a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringement. The complaint also purports to assert non-patent related claims. After an initial court conference the Plaintiff has amended his complaint adding certain other defendants. CAT intends to vigorously defend itself. CAT currently believes that the outcome of the litigation will not materially impact the operation of its business.

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London.

Cambridge Antibody Technology Group plc	F-22	Annual Report 2003

28 Reconciliation to US GAAP

Summary of significant differences between UK GAAP followed by the Group and US GAAP The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of significant adjustments to net loss and shareholders’ funds required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between UK GAAP and US GAAP. The adjustments required to reconcile these financial statements from UK GAAP to US GAAP, presented throughout this note 28, have not been adjusted to take account of tax effects due to the availability of tax losses.

Reconciliation of net loss from UK GAAP to US GAAP

	Notes		2003 £’000	2002 £’000	2001 £’000
Net loss as reported under UK GAAP			(39,191)	(28,207)	(11,771)
Adjustments for:
Compensation costs under variable plan accounting for stock options	(a	)	(597)	(3,703)	(7,804)
Acquisition of Aptein Inc.	(b	)	(16)	(16)	(16)
Revenue recognition	(c	)	422	422	422
Accounting for National Insurance on share options	(d	)	13	(248)	(194)
Reclassification of share issue expenses	(e	)	—	—	(202)
Profit on sale of Denzyme ApS	(f	)	—	229	—
Termination of DRC royalty agreement	(g	)	—	723	—
Foreign exchange difference	(h	)	(250)	(491)	—

Net loss as reported under US GAAP			(39,619)	(31,291)	(19,565)

Loss per share under US GAAP Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128, ‘Earnings per Share’. Under SFAS No. 128, basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company’s potential dilutive securities (employee options) are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

	2003		2002		2001
Basic and diluted net loss per ordinary share (pence)	108.7	p	87.3	p	55.4	p
Shares used in computing net loss per ordinary share (number)	36,440,993		35,828,446		35,313,260
Antidilutive securities, not included above (number)	289,640		867,316		1,077,800

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders’ funds from UK GAAP to US GAAP

	Notes		2003 £’000	2002 £’000	2001 £’000
Shareholders’ funds as reported under UK GAAP			107,742	135,765	156,050
Acquisition of Aptein Inc.	(b	)	111	127	143
Revenue recognition	(c	)	(1,953)	(2,375)	(2,797)
Accounting for National Insurance on stock options	(d	)	94	81	329
Unrealised holding gain on available for sale securities	(i	)	106	—	—

Shareholders’ funds as reported under US GAAP			106,100	133,598	153,725

Annual Report 2003	F-23	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

Reconciliation of movement in shareholders’ equity under US GAAP

	Number of shares	Share capital £’000	Share premium account £’000	Other reserve £’000	Accumulated loss £’000	Total shareholders’ equity £’000
Balance, 30 September 2001	35,455,865	3,546	209,140	13,492	(72,453)	153,725
Shares issued	758,484	75	6,794	5	—	6,874
Compensation costs for stock options	—	—	3,703	—	—	3,703
Foreign exchange translation	—	—	—	—	587	587
Net loss for the year under US GAAP	—	—	—	—	(31,291)	(31,291)

Total comprehensive loss					(30,704)

Balance, 30 September 2002	36,214,349	3,621	219,637	13,497	(103,157)	133,598
Shares issued	2,123,971	213	10,349	—	—	10,562
Compensation costs for stock options	—	—	597	—	—	597
Foreign exchange translation	—	—	—	—	856	856
Unrealised holding gain on available for sale securities	—	—	—	—	106	106
Net loss for the year under US GAAP	—	—	—	—	(39,619)	(39,619)

Total comprehensive loss					(38,657)

Balance, 30 September 2003	38,338,320	3,834	230,583	13,497	(141,814)	106,100

Total accumulated other comprehensive loss at 30 September 2002 was £587,000 (foreign currency translations) and at 30 September 2003 was £962,000 (£856,000 – foreign currency translations; £106,000 unrealised holding gain on available for sale securities).

(a) Compensation costs under variable plan accounting for stock options CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees’, the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. The targets were first achieved in the year ended 30 September 2000.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (Aptein) in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with FRS 7 ‘Fair Values in Acquisition Accounting’, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders’ funds as ‘shares to be issued’. The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

Under US GAAP, APB Opinion 16, ‘Accounting for Business Combinations’, contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

Cambridge Antibody Technology Group plc	F-24	Annual Report 2003

28 Reconciliation to US GAAP continued

(c) Revenue recognition The nature of the Group’s principal revenue streams and the Group’s accounting policy for revenue recognition under UK GAAP are as detailed in note 1. For US GAAP purposes, the Company has adopted, for all periods, Staff Accounting Bulletin 101 (SAB101), ‘Revenue Recognition in Financial Statements’, which was issued by the Securities and Exchange Commission (SEC) in December 1999.

The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2003, 2002 and 2001 licence revenues under US GAAP were therefore £422,000 higher.

(d) Accounting for National Insurance on share options Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision has been made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value. The provision at 30 September 2003 was £94,000 and the net charge for the year then ended amounted to £13,000.

Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 ‘Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation’, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

(e) Share issue expense Under the agreement with DRC the Group received an amount of £1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of an equity subscription are accounted for as a share issue expense since they are considered to be directly related to the share issue.

Under US GAAP these amounts are not considered to be a share issue cost since DRC is not providing any services in connection with the equity issue. Accordingly, such amounts are charged to the profit and loss account for the year under US GAAP.

(f) Profit on sale of Denzyme ApS Goodwill of £229,000 arose on the purchase of Denzyme ApS in June 1996. In accordance with the UK accounting standard then in force (Statement of Standard Accounting Practice 22) this goodwill was written off to reserves. Under US GAAP the goodwill was expensed in the income statement.

The Company sold Denzyme ApS, a wholly owned subsidiary, in November 2001. Under UK GAAP the calculated profit on disposal takes account of the goodwill previously written off to reserves resulting in a profit on disposal of £2,000. Under US GAAP there is no requirement to write back the goodwill as it has already been charged to the profit and loss account. Therefore under US GAAP the profit on disposal of Denzyme ApS is £231,000.

(g) Termination of DRC royalty agreement Under an agreement with DRC the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002 the Group bought out this obligation to DRC for £6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC.

Under UK GAAP the share price applied to this transaction defined in the contract, was the volume weighted average closing CAT share price over the ten days prior to 30 April 2002, being the date that the Group notified DRC that they intended to terminate the royalty agreement. This resulted in a credit to the share premium account of £6,102,000.

Under US GAAP the share price applied was the fair value of the closing CAT share price on the 30 April 2002, resulting in a credit to the share premium account of £5,379,000.

(h) Foreign currency translation Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

Annual Report 2003	F-25	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

(i) Short term investments In August 2003, CAT received 588,160 newly issued shares from MorphoSys under the terms of the agreement, dated 23 December 2002. Under UK GAAP the value of the majority of these shares has been classified as a fixed asset investment, the remainder, being the amount due to The Scripps Research Institute and Stratagene, as a current asset investment, at the value of the shares on the date they were received, less any provision for impairment.

Under US GAAP, SFAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available for sale or held to maturity. Investments accounted for as trading and available for sale are marked to market if there is a readily determinable market value. The unrealised gain or loss on the securities is recorded through income for trading securities and as a component of other comprehensive loss for available for sale securities. Held to maturity securities are recorded at historical cost. Any other than temporary declines in market value are recorded in earnings.

(j) Taxation Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2003, 2002 and 2001, CAT has approximately £100 million, £79 million and £60 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

No tax effect has been recognised in the reconciliation of net loss from UK GAAP to US GAAP in respect of the differences arising in respect of those items, as the timing differences arising are offset in full by the unrecognised tax losses carried forward.

Consolidated statements of cash flows The consolidated statements of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95 ‘Statement of Cash Flows’. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises cash in hand, deposits repayable on demand and bank overdrafts. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents. Under US GAAP management of liquid resources would be included as an investing activity to the extent that such amounts have an original maturity of more than three months and are convertible into known amounts of cash. Under UK GAAP, a finance lease entered into in connection with a sales leaseback is reflected in financing activities. Under US GAAP, the sale is reflected in investing activities whereas the leaseback is not reflected as it is a non-cash activity. Summary statements of cash flow presented under US GAAP using UK GAAP measurement principles are given below:

	2003 £’000	2002 £’000	2001 £’000
Net cash used in operating activities	(24,416)	(18,330)	(10,828)
Net cash provided by/(used in) investing activities	19,576	(5,106)	(21,735)
Net cash provided by financing activities	10,341	1,448	15,380
Effects of exchange rate changes on cash and cash equivalents	(35)	(32)	—

Increase/(decrease) in cash and cash equivalents	5,466	(22,020)	(17,183)
Beginning cash and cash equivalents	68,579	90,599	107,782

Ending cash and cash equivalents	74,045	68,579	90,599

Cambridge Antibody Technology Group plc	F-26	Annual Report 2003

28 Reconciliation to US GAAP continued

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is presented below for the years ended 30 September:

	2003 £’000	2002 £’000	2001 £’000
Operating activities:
Net cash used in operating activities under UK GAAP	(35,819)	(26,808)	(19,150)
Returns on investments and servicing of finance	5,049	7,558	8,322
Taxation	5,210	920	—
Increase in bank overdrafts	1,144	—	—

Net cash used in operating activities under US GAAP	(24,416)	(18,330)	(10,828)

Investing activities:
Capital expenditure and financial investment under UK GAAP	(8,082)	(9,961)	(3,481)
Sale of tangible fixed assets	1,389	—	—
Management of liquid resources under UK GAAP	18,778	29,534	274
Cash equivalents with a maturity of less than three months	7,491	(24,679)	(18,528)

Net cash used in investing activities	19,576	(5,106)	(21,735)

Financing activities:
Financing activities under UK GAAP	11,730	1,448	15,380
Proceeds from new finance lease commitments	(1,389)	—	—

Net cash provided by financing activities under US GAAP	10,341	1,448	15,380

Movement in cash:
(Decrease)/increase in cash under UK GAAP	(3,134)	2,691	1,345
Cash equivalents with a maturity of less than three months	7,491	(24,679)	(18,528)
Effects of exchange rate changes on cash and cash equivalents	(35)	(32)	—
Increase in bank overdrafts	1,144	—	—

	5,466	(22,020)	(17,183)

Accounting for share-based compensation As permitted under SFAS 123, ‘Accounting for Stock-Based Compensation’, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25, ‘Accounting for Stock Issued to Employees’. Accordingly, for the years ended 30 September 2003, 2002 and 2001, compensation expenses of £597,000, £3,703,000 and £7,804,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company’s charge to income for the years ended 30 September 2003, 2002 and 2001 would have been £2,326,000, £1,523,000 and £1,064,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

	2003 £’000		2002 £’000		2001 £’000
Net loss, as reported	(39,619)		(31,291)		(19,565)
Add: Stock-based employee compensation expense included in reported net loss	597		3,703		7,804
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(2,326)		(1,523)		(1,064)

Pro forma net loss	(41,348)		(29,111)		(12,825)

Loss per share
Basic – as reported	108.7	p	87.3	p	55.4	p
Basic – pro forma	113.5	p	81.3	p	36.3	p

Annual Report 2003	F-27	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

Year ending	Dividend yield	Annual standard deviation (volatility)	Risk-free interest rate	Expected life Years
30 September 2003	0%	65%	4.2%	5.5
30 September 2002	0%	65%	4.9%	5.5
30 September 2001	0%	75%	5.3%	5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to ‘WAEP’, Weighted Average Fair Value to ‘WAFV’ and Weighted Average Remaining Contractual Life to ‘WARCL’.

The movement in options outstanding during the three years ended 30 September 2003, 2002 and 2001, is summarised in the following table:

	2003		2002		2001
	Number	WAEP £	Number	WAEP £	Number	WAEP £
Outstanding at 1 October	1,501,807	6.97	1,517,978	4.92	1,796,647	3.34
Granted during the year	522,762	4.88	283,121	14.96	95,881	29.71
Exercised during the year	(188,447)	2.77	(255,634)	3.07	(362,673)	3.74
Forfeited during the year	(35,360)	8.43	(43,658)	10.57	(11,877)	2.61
Expired during the year	(74,155)	2.87	—	—	—	—

Outstanding at 30 September	1,726,607	6.94	1,501,807	6.97	1,517,978	4.92

Exercisable at 30 September	862,977	3.42	663,657	3.51	663,539	3.69

The following table summarises the value of options granted during the years ending 30 September 2003, 2002 and 2001.

	2003		2002		2001
Exercise price relative to market price	WAFV £	WAEP £	WAFV £	WAEP £	WAFV £	WAEP £
Equals	—	—	—	—	—	—
Exceeds	—	—	10.28	17.05	17.12	25.66
Is less than	3.10	4.88	7.42	10.83	21.34	30.18

Total	3.10	4.88	9.32	14.96	20.91	29.71

The following tables summarise information about the stock options outstanding at 30 September 2003, 2002 and 2001.

	Outstanding as at 30 September 2003			Exercisable as at 30 September 2003
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	547,160	2.66	3.41	547,160	2.66
3 – 4.99	322,063	4.25	7.93	77,929	3.16
5 – 9.99	502,317	5.08	6.12	234,760	5.02
10 – 19.99	264,326	14.88	8.34	—	—
20 – 31	90,741	29.45	5.32	3,128	23.03

Total	1,726,607	6.94	5.90	862,977	3.42

Cambridge Antibody Technology Group plc	F-28	Annual Report 2003

28 Reconciliation to US GAAP continued

	Outstanding as at 30 September 2002			Exercisable as at 30 September 2002
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	699,450	2.66	4.32	224,718	2.20
3 – 4.99	189,179	3.06	3.78	189,179	3.06
5 – 9.99	249,760	5.02	3.79	249,760	5.02
10 – 19.99	269,883	14.88	9.34	—	—
20 – 31	93,535	29.46	6.33	—	—

Total	1,501,807	6.97	5.19	663,657	3.51

	Outstanding as at 30 September 2001			Exercisable as at 30 September 2001
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	766,149	2.63	5.26	45,350	1.28
3 – 4.99	374,924	3.03	4.21	357,929	3.03
5 – 10	277,760	5.02	4.84	260,260	5.02
21 – 31	99,145	29.49	7.29	—	—

Total	1,517,978	4.92	3.95	663,539	3.69

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30%) to loss before taxation, using UK GAAP measurement principles, is as follows:

	2003 £’000	2002 £’000	2001 £’000
Income tax expense computed at statutory income tax rate	(12,530)	(9,529)	(3,531)
Permanent differences	(438)	(1,041)	(1,205)
Research and development tax credit claimed	(3,148)	(3,557)	—
Prior year adjustment to UK losses brought forward	6,056	—	—
Prior year adjustment to US losses brought forward	1,556	—	—
Change in valuation allowance	5,356	10,570	4,736

Credit for income taxes	(3,148)	(3,557)	—

Under UK GAAP, withholding taxes are included within the corporation tax charge for the year. Under USGAAP, the withholding tax is reclassified and presented as a component of general and administrative expenses.

Annual Report 2003	F-29	Cambridge Antibody Technology Group plc

Notes to the financial statements continued

28 Reconciliation to US GAAP continued

Net deferred taxes are analysed as follows:

	2003 £’000	2002 £’000	2001 £’000
Deferred tax assets:
Losses carried forward	30,154	23,658	18,126
Excess of tax value over book value of fixed assets	—	—	335
Other short term timing differences	—	58	—

	30,154	23,716	18,461
Valuation allowance	(27,800)	(22,444)	(18,461)

Net deferred tax asset	2,354	1,272	—
Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(2,354)	(1,272)	—

Net deferred taxes	—	—	—

As discussed in Note 8, the Group recorded a research and development tax credit in the current year. This credit resulted in a surrender of certain losses for which a valuation allowance was recorded in the prior year. The change in valuation allowance above includes the establishment of the valuation allowance for the current year and the decrease in the valuation allowance resulting from the surrender of prior year losses.

As at 30 September 2003 the Group had approximately £100 million of tax losses available to carry forward indefinitely against future trading profits.

Aptein, the Group’s only overseas subsidiary, has no distributable earnings and therefore no provision has been made for the deferred tax liability in respect of earnings to be distributed from Aptein to the United Kingdom.

There are no deferred taxes recorded in the current year as there are net operating losses that fully offset the deferred tax liability.

Recently issued accounting pronouncements On 1 October 2002, CAT adopted Financial Accounting Standards Board (FASB) Statement No. 142, ‘Goodwill and Other Intangible Assets’ (SFAS 142). The statement directs that goodwill and intangible assets that have indefinite lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. The adoption of this statement did not have any impact on CAT’s consolidated financial position or results of operations.

On 1 October 2002, CAT adopted FASB Statement No. 143, ‘Accounting for Asset Retirement Obligations’, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of this statement did not have an impact on CAT’s consolidated financial position or results of operations.

On 1 October 2002, CAT adopted FASB Statement No. 145, ‘Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections’ (SFAS 145). SFAS 145 requires that gains and losses from the extinguishment of debt will no longer be classified as extraordinary unless they meet the criteria for extraordinary treatment as set out in Accounting Principles Board Opinion No. 30. The adoption of this statement did not have an impact on CAT’s consolidated financial position or results of operations.

On 1 January 2003, CAT adopted FASB Statement No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’, which requires companies to recognise a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of commitment to an exit plan or disposal plan. The adoption of this statement did not have any impact on CAT’s consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS 148, ‘Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to FASB Statement No. 123’ (SFAS 148). SFAS 148 provides alternative transaction methods for companies that make a voluntary change to the fair-valued based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. CAT has adopted the disclosure provisions of SFAS 148 and decided to continue to account for stock options under APB 25 and, as a result, adoption of this standard did not have any impact on its consolidated financial position or results of operations.

Cambridge Antibody Technology Group plc	F-30	Annual Report 2003

28 Reconciliation to US GAAP continued

In April 2003 the FASB issued Statement No. 149, ‘Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities’ (SFAS 149). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. The adoption of this Statement did not have any impact on CAT’s results of operations and financial position.

In May 2003 the FASB issued SFAS No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (SFAS 150). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 became effective for financial instruments entered into or modified after 31 May 2003, and otherwise became effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS 150 did not have any impact on the results of operations and financial position of CAT.

In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangement with Multiple Deliverables (EITF 00-21). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has value to the customer on stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. CAT has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The Task Force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after 15 June 2003, with early adoption permitted. CAT is still evaluating the impact of this EITF on its financial statements. This EITF will be effective for the Company for revenue arrangements entered into after 1 October 2003.

In November 2002, the FASB issued Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and therefore, CAT has adopted these requirements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The adoption of this Statement did not have an impact on CAT’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, ‘Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51’, (FIN 46). FIN 46 requires an enterprise to consolidate a variable interest entity (previously known as a special purpose entity) if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. This interpretation applies immediately to variable interest entities created or obtained after 31 January 2003. For those variable interest entities created or obtained prior to that date, the interpretation required adoption in the third quarter of 2003. On 9 October 2003, the FASB issued FSP FIN 46-6, ‘Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities’. This FSP provides a deferral for interests held by public entities in a variable interest entity or potential variable interest entity until the end of the first interim or annual period ending after 15 December 2003, if certain conditions apply. However, early application of FIN 46 is encouraged. CAT does not expect that the adoption of FIN 46 will have any impact on its consolidated financial position or results of operations.

Annual Report 2003	F-31	Cambridge Antibody Technology Group plc

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

By:	/s/ John Aston
Name:	John Aston
Title:	Chief Financial Officer
Date:	December 4, 2003

S-1

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association*

1.2	New Articles of Association

2.1	Specimen of ordinary share certificate**

2.2	Form of Deposit Agreement**

2.3	Form of ADR**

+4.1	License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council**

4.2	Not used.

4.3	Lease Agreement, relating to the lease of a building in South Cambridgeshire, England**

4.4	Lease Agreement, relating to facilities to be constructed in the future**

+4.5	Development and License agreement, dated April 1, 1995 by and between Cambridge Antibody Technology Limited and Knoll AG**

+4.6	Development and License Agreement, dated February 28, 1999, between Knoll AG and Cambridge Antibody Technology Limited**

+4.7	Amended and Restated License and Collaboration Agreement, dated as of September 19, 2003, between Cambridge Antibody Technology Limited and Genzyme Corporation

+4.8	Collaboration Agreement, dated August 9, 1999, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.9	Antibody License Agreement, dated February 29, 2000, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.10	Research Collaboration and Service Agreement, dated March 29, 1999, by and among Genetics Institute, Inc. and Cambridge Antibody Technology Limited**

4.11	Not used.

4.12	Not used.

4.13	Form of Non-executive Director Service Agreement**

+4.14	Research, Development and Commercialization Agreement, dated January 24, 2001, between Elan Pharma International Limited and Cambridge Antibody Technology Limited***

E-1

+4.15	Commercial Manufacturing Services Agreement, dated November 23, 2001, between Cambridge Antibody Technology Limited and Lonza Biologics PLC*

+4.16	Antibody Library License Agreement, dated September 30, 2002, between Cambridge Antibody Technology Limited and Chugai Pharmaceutical Co., Ltd.

4.17	The Cambridge Antibody Technology Group plc Executive Incentive Plan, dated February 7, 2003.

4.18	Form of Service Agreement between Cambridge Antibody Technology Group PLC and (a) John Aston; and (b) David Glover.

4.19	Service Agreement, dated February 22, 2002, between Cambridge Antibody Technology Group PLC and Peter Chambré.

8.1	List of subsidiaries. The information required by this exhibit is contained in Note 12 (under the heading “Fixed asset investments”) in the financial statements included in this Form 20-F.

11.1	Code of Ethics of Cambridge Antibody Technology Group

12.1	Certification of Peter Chambré pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John Aston pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Peter Chambré pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of John Aston pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Annual Report for the year ended September 30, 2003

14.2	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on December 2, 2003)

14.3	Consent of Deloitte & Touche

*	Filed with the Company’s Annual Report on Form 20-F/A for the 2002 Financial Year on October 14, 2003 under the same exhibit number.
**	Filed with the Company’s Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.
***	Filed with the Company’s Annual Report on Form 20-F/A for the 2001 Financial Year on October 14, 2003 under the same exhibit number.
+	Confidential treatment requested for portions of this exhibit.

E-2