Form 20-F
period 2004-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2004-12-16
CIK 1067386

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One):

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934; or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2004; or

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

American Depositary Shares: 2,821,278 as of September 30, 2004

Ordinary Shares: 41,109,938 as of September 30, 2004

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

Item 17 ☐    Item 18 ☒

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Cambridge Antibody Technology Group plc (the “Company” or “CAT”) as indicated below is being incorporated by reference from the Company’s “Annual Report and Accounts for the year ended September 30, 2004” filed as Exhibit 15.1 to this Form 20-F (the “Annual Report”).

Where information is being incorporated by reference as described above, unless otherwise indicated, references below to major headings in the Annual Report include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

Information from CAT’s Reports of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 26, 2004, November 29, 2004 and December 14, 2004, are being incorporated by reference into this Form 20-F as indicated below. The exhibits to such reports containing the information being incorporated by reference herein are filed as Exhibits 15.2, 15.3 and 15.4 to this Form 20-F.

Unless otherwise indicated, all financial information in the Form 20-F is presented in accordance with generally accepted accounting standards in the United Kingdom (“U.K. GAAP”).

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

For the year ended September 30, 2004, CAT’s consolidated losses were approximately £38.1 million and its consolidated accumulated deficit on profit and loss account at that time was approximately £159.3 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. While CAT expects that it will continue to receive royalties from the sales of HUMIRA®, no other product developed using CAT’s technology has yet been marketed and thus has not generated royalties from sales. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

CAT’s early stage of development makes it difficult to evaluate its business and prospects.

With the exception of HUMIRA, CAT and its collaborative partners have yet to begin commercial sales of CAT’s products. Accordingly, CAT’s revenue and profit potential are unproven. CAT’s limited operating history makes it difficult for an investor to evaluate CAT’s business and prospects. CAT’s technology may not result in any meaningful benefits to CAT’s current or potential collaborative partners. Further, due to CAT’s limited operating history, CAT has difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which CAT and CAT’s collaborative partners can devote development effort is limited by the availability of financial and scientific resources, CAT is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of CAT’s product development pipeline. Investors should consider CAT’s business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly evolving industry.

The unpredictability of CAT’s financial results may cause CAT’s operating results to fail to meet market expectations.

CAT expects that the majority of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, license fees and technical performance and product development milestone payments, plus royalties from the sales of HUMIRA. Payments pursuant to CAT’s collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT’s revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT’s revenues depend. CAT’s revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT’s operating results may be below expectations of analysts and investors. If this happens, the price of the CAT’s shares and ADRs is likely to decrease.

Additional funding may be required to give CAT time to reach profitability.

Raising such additional funding could entail restrictions on the rights of holders of CAT’s shares. If CAT is unable to raise additional funds it may have to curtail its operations. In general, researching new compounds and conducting pre-clinical and clinical trials requires significant investment. CAT’s need for capital at any given time will be dependent on a number of factors, including:

•	CAT’s degree of success in commercializing products;

•	its ability to enter into collaborations to support its research and development programs;

•	the amount, and timing, of milestone payments CAT receives from its collaborators;

•	the rate of progress and cost of CAT’s research activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	the emergence of competing products, technology and other adverse market developments; and

•	changes in, or termination of, CAT’s existing collaborations and licensing arrangements.

Additional funding may be required to give CAT time to reach profitability. If it is unable to raise additional funds when it needs them, CAT may be required to delay, reduce or eliminate some or all of its programs. CAT may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more financially lucrative stage. If CAT raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licenses on unfavorable terms.

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

CAT has been involved in litigation with third parties regarding the validity of its key patents and may be involved in litigation in the future.

CAT’s strategy includes vigorously enforcing its intellectual property rights, including its patents. CAT has been involved in litigation involving its key patents. Outstanding litigation is described in Item 8 in “Financial Information – Legal Proceedings.” This litigation has included suits to invalidate certain of CAT’s key patents. If CAT was involved in similar litigation in the future and does not successfully defend any suits, CAT’s competitors may gain access to technology that CAT believes is proprietary to it. CAT’s competitors may use this technology to assist their research and development efforts, which would deprive or weaken one of CAT’s primary competitive advantages. In addition, if some or all of CAT’s key patents were invalidated, this could impact on CAT’s ability to obtain royalties from its current and future collaborations.

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

CAT may not be able to enforce its rights under contracts with collaborators or licensees.

The relationships between CAT and its collaborators and licensees are governed by contracts. These contracts are generally complex, particularly in relation to intellectual property issues, and, due to the varied nature of the relationships, are not in a standardized form.

The parties may interpret the terms of such contracts differently and it may not be possible to resolve such differences without recourse to legal proceedings which may be lengthy, involve significant costs and which may not ultimately be successful.

CAT is currently involved in litigation with Abbott Laboratories in relation to the interpretation of contracts dating back to the 1990s and the level of royalties receivable in respect of HUMIRA, further details of which is set forth in Item 8 in “Financial Information – Legal Proceedings.”

If this or any other legal proceedings in which CAT is or may become involved were to be unsuccessful, this may impact the value of the Company and the ability of CAT to enforce other contractual terms or enter into new contractual arrangements.

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

CAT depends on entering into a range of contractual arrangements in order to conduct its business.

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

Before obtaining regulatory approvals for the commercial sale of any products, CAT or its licensees or collaborative partners (alone or with CAT) must demonstrate through pre-clinical testing and clinical trials that its therapeutic products are safe and effective for use in humans. Part of CAT’s strategy is to conduct its own pre-clinical trials and clinical trials over some potential product candidates prior to entering into a collaborative arrangement concerning the further development and marketing of these candidates. Conducting clinical trials is a lengthy and expensive process. CAT will incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials. Moreover, CAT will continue to be subject to the pre-clinical testing and clinical trials over certain product candidates conducted by its licensees and collaborative partners over which CAT has no control.

In addition to HUMIRA, ten product candidates based on CAT’s technology have entered clinical trials. Data obtained from these clinical trials have been insufficient to conclusively demonstrate safety and efficacy under applicable regulatory guidelines. As a result, these data will not support an application for regulatory approval without further clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

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

One product candidate based on CAT’s technology, HUMIRA, is approved for marketing as a treatment for rheumatoid arthritis in over 50 countries. Similar product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future may not receive required regulatory approvals to manufacture and market such product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product’s indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorization, even though the relevant product may have been approved by another regulatory authority. If an authorization is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacture may result in the imposition of restrictions upon sale, supply or manufacture including, at worst, the withdrawal of the product from the market or the loss of the relevant authorizations, or may otherwise harm CAT’s business or income from licensees and collaborative partners.

If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT currently relies on third party manufacturers for the production of Trabio®, CAT-192 (metelimumab) and CAT-354 for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

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

Many of these companies are addressing the same diseases and disease indications as CAT or CAT’s collaborative partners. HUMIRA is competing for the treatment of rheumatoid arthritis with Enbrel™, a TNFa inhibitor developed by Immunex (now Amgen) and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, with Remicade™, a TNFa antibody developed by Centocor, which was approved in the United States in 1998 and Europe in 2000 and with Kineret™, an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech, Medarex and other companies each have antibody products in clinical trials. Consumers and physicians may choose to use these or other products of CAT’s competitors rather than CAT’s products.

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

Even if CAT’s products are approved they may still face later regulatory difficulties.

Even if CAT receives regulatory approval to sell any of its products, the Food and Drug Administration (“FDA”) within the U.S. Department of Health and Human Services, the U.K. Medicines & Healthcare Products Regulatory Agency or comparable foreign regulatory agencies could require CAT to conduct post-marketing trials or could prevent CAT from using the labeling claims which CAT would like to use to promote its products. Regulators will undertake periodic reviews and inspections and if they discover previously unknown problems with a product or its manufacturing facility or if CAT fails to comply with regulatory requirements, regulators could:

•	impose fines against CAT;

•	impose restrictions on the product, its manufacturer, or on CAT;

•	require CAT to recall or remove a product from the market;

•	suspend or withdraw its regulatory approvals;

•	require CAT to conduct additional clinical trials;

•	require CAT to change its product labeling; or

•	require CAT to submit additional marketing applications.

If any of these events occur, CAT’s ability to sell its products will be impaired and CAT may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, CAT is still required to obtain price reimbursement approval. This may delay the marketing of CAT’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

CAT’s product candidates will compete with established therapies and may compete with newer, more effective products. As a result, CAT’s products may not be successful in the market.

Any product candidate that CAT successfully develops may compete with existing therapies that have long histories of safe and effective use. For example, HUMIRA may face competition from many products, including Disease Modifying Anti-Rheumatoid Drugs (DMARDs), for the treatment of rheumatoid arthritis. Competition may also arise from:

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

If CAT fails to manage its human resources appropriately, its business may be harmed.

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

Furthermore, as CAT’s business continues to develop, the skills of existing personnel may not be appropriate to meet the future needs of the business and it may not be possible to redeploy such personnel to alternative activities. Additionally, if the level of available staff resources exceeds that necessary for current activity levels then consideration will be given as to whether it is in the interests of the business to retain certain personnel. Either circumstance could result in the need for redundancies with attendant costs and the potential for litigation from ex-employees.

If CAT’s license agreements violate the competition provisions of the Treaty of Rome, then some terms of its key agreements may be unenforceable.

Certain license agreements that CAT has entered into, may enter into, will grant or may grant exclusive worldwide licenses of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states of the European Union. CAT determines on an agreement-by-agreement basis where an exemption from the application of Article 81(1) applies to the agreement and, if it does not, whether to apply to the European Commission for an individual exemption from the application of Article 81(1). If an exemption is not applicable and CAT does not apply for, or is unsuccessful in obtaining, an exemption from the European Commission, provisions of any license agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity of rights, may be unenforceable and CAT could lose the benefit of the rights granted under the provision.

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

Foreign exchange rate fluctuations may adversely affect CAT’s results of operations and financial condition.

Movements in the foreign exchange markets, particularly sterling/dollar, will affect the value of underlying assets and liabilities denominated in foreign currencies and the value of incomes and expenditures. These movements may in turn adversely affect reported results.

If CAT fails to maintain its computer hardware, software and related infrastructure, market acceptance could be delayed and revenues lost.

CAT’s research and development programs involve the analysis of large amounts of data. CAT depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If CAT’s hardware or software malfunctions, or if its operations are interrupted by forces beyond CAT’s control, CAT will experience reduced productivity.

CAT may be unable to secure insurance at an acceptable cost.

CAT’s business either does or may in the future expose it to potential product liability, and professional indemnity and other risks which are inherent in the research and development, pre-clinical studies, clinical trials, manufacturing, marketing and use of pharmaceutical products. No assurance can be made that product liability, clinical trials or any future necessary insurance cover will be available to CAT at an acceptable cost, if at all, or that, if there is any claim, the level of the insurance CAT carries now or in the future will be adequate or that a product liability, professional indemnity or other claim would not materially and adversely affect CAT’s business. In addition, it may be necessary for CAT to secure certain levels of insurance as a condition to the conduct of clinical trials. In the event of any claim, CAT’s insurance coverage may not be adequate.

CAT may be subject to actions by special interest groups and adverse public opinion.

Government bodies and regulatory agencies require that potential pharmaceutical products are subject to pre-clinical studies, including animal testing, prior to conducting human trials. CAT arranges for such work either directly or through its collaborators. Such work can be subject to adverse public opinion and has attracted the attention of special interest groups, including those of animal rights activists. Such special interest groups have not targeted CAT in the past. There can, however, be no assurance that such groups will not, in the future, focus on CAT’s activities or those of its licensees or collaborators, or that any such public opinion would not adversely affect CAT’s operations.

The pharmaceutical industry is frequently subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about CAT, its collaborators, its products, or any other part of the industry may hurt CAT’s public image, which could harm its operations, cause its share price to decrease or impair its ability to gain market acceptance for its products.

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

Milstein Building

Granta Park

Cambridge CB1 6GH

UK

The telephone number of CAT’s registered office is 44 (0)12 2347 1471.

Capital Expenditures

For information regarding capital expenditures for the last three financial years, please see Item 5 in “Operating and Financial Review and Prospects.”

Public Takeover Bids

CAT is not aware of any public takeover bids made in respect of its shares during the 2004 financial year or since the beginning of the 2005 financial year.

B.	Business Overview

Overview

CAT is a biopharmaceutical company focused on the discovery and drug development of human monoclonal antibodies as new treatments for human disease. CAT has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for CAT’s capability to develop a portfolio of antibody-based drugs.

Based near Cambridge, Cambridgeshire, UK, CAT was established in 1990 by Dr. David Chiswell, the former Chief Executive Officer, and leading scientists from the Medical Research Council. As of September 30, 2004, CAT employed 281 people. In March 1997, CAT completed its initial public offering and listing on the London Stock Exchange, raising approximately £38.4 million (net of expenses). In April 2000, CAT raised a further £89.5 million (net of expenses) in a share offering. In June 2001, CAT listed ADRs representing its shares on the NASDAQ Stock Market.

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

The basic structure of an antibody comprises two protein chains, designated as “heavy chain” and “light chain” because of their relative size. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

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

Antibodies as Drugs

Monoclonal antibodies are an increasingly important class of drugs. They represent a very active and rapidly growing market which CAT estimates to be worth in excess of U.S.$6 billion in 2005.

There are 17 approved and marketed in one or more commercial territories by industry participants today. They include Rituaxan®/MabThera®, Zevalin® and Bexxar® for non-Hodgkin’s lymphoma, Orthoclone®, Simulect® and Zenapzx® for transplant rejection, Campath® and Mylotarg® for leukemia, Reopro® for use in angioplasty, Synagis® for prevention of RSV infection, Remicade® for rheumatoid arthritis and Crohn’s disease, Herceptin® for cancer and more recently Xolair® for asthma, HUMIRA® for rheumatoid arthritis, Avastin® for colo-rectal cancer and Erbitux® for colo-rectal cancer.

Development in the class is very active with well over 100 products at various stages of clinical studies.

Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunizing mice with a target antigen and isolating the mouse’s B-cells that produce the antibodies that bind to the antigen. Those B-cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were flawed, however, because when administered, they were recognized as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

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

CAT’s antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the libraries. When testing the libraries against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody libraries. The antibody libraries are so large that in a typical case many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. All of CAT’s libraries can be selected against a target molecule (antigen) in less than a week to provide a panel of antibodies that bind the antigen. Sophisticated screening and protein engineering technology is then used to characterize the antibodies as leads for drug development and to develop antibody drug candidates. CAT believes than no other antibody isolation technology can match the speed and capacity of this approach.

As the phage antibody contains the genes that code for the antibody protein, the genes are available for use in the onward development and potential manufacture of human monoclonal antibody therapeutic products.

CAT believes that it has strengthened its position in antibody display technology through its July 1998 acquisition of Aptein, giving CAT key patents in the field of Ribosome Display. Ribosome Display involves the use of ribosomes, a type of molecular complex responsible for protein synthesis within living organisms, to display functional antibody proteins in a laboratory environment. Using Ribosome Display technology, the selection of antibodies binding to antigens does not require phage particles and bacteria to generate antibodies as described above. Since its acquisition of Aptein, CAT has continued to refine the Ribosome Display technology. The ability to generate even larger antibody libraries by Ribosome Display consolidates CAT’s leading position in combinatorial libraries. Ribosome Display is now routinely used in the lead optimization of therapeutic antibody drugs, such as CAT-354.

Advantages of CAT’s Technology

CAT believes that its platform technology has a number of advantages over alternative techniques for obtaining antibodies.

CAT’s technology:

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

CAT’s Product Candidates and Product Development Activities

Product Development

There are currently four CAT human therapeutic antibody products at various stages of clinical development and one CAT product candidate in pre-clinical development. Six further licensed CAT-derived human therapeutic antibodies are in clinical development, with six further licensed product candidates in pre-clinical development. There are also on-going research programs in relation to 18 distinct molecular targets at CAT. Eleven of these are funded or co-funded by CAT and seven are co-funded by CAT’s licensees.

HUMIRA®

HUMIRA (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimized by CAT in collaboration with Abbott and approved for marketing as a treatment for rheumatoid arthritis in over 50 countries. Abbott reported sales of U.S.$280 million in 2003, HUMIRA’s first year on the market, and sales of U.S.$578 million for the first nine months of 2004. Abbott forecasts total 2004 sales of over U.S.$800 million, and 2005 sales of over U.S.$1.2 billion.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications. Phase III trials continue in psoriatic arthritis and Abbott has announced plans to submit applications to the FDA and the European Medicines Agency in 2004 to request approval for use of HUMIRA as a treatment for psoriatic arthritis. Further Phase III clinical trials in Crohn’s disease, juvenile rheumatoid arthritis and ankylosing spondylitis also continue. A Phase II clinical trial continues in chronic plaque psoriasis.

In August 2004, Abbott announced that the FDA had approved an expanded indication for HUMIRA to include improvement in physical function for adult patients with moderately to severely active rheumatoid arthritis.

In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The trial commenced on November 22, 2004. Further details of this litigation are set forth in Item 8 in “Financial Information – Legal Proceedings.”

CAT Product Candidates

Trabio®

Trabio (lerdelimumab) is a fully human anti-TGFb2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of surgery for glaucoma.

In November 2004, CAT announced preliminary results from its first pivotal (“European” Phase II/III) clinical trial of Trabio. The trial, which started in February 2002, was carried out in 344 patients in six European countries. Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. Overall, the percentage of patients achieving intraocular pressure in the range 6–16 mm Hg at six and 12 months was 60% for Trabio compared to 68% for placebo. This compares to, and contrasts with, the earlier smaller clinical trials which showed that 56–61% of patients treated with Trabio and 35–38% of patients treated with placebo achieved such intraocular pressure.

This result will delay the filing of a Biologics License Application and, if repeated in the second pivotal study, will terminate development of the product in this indication.

Following the preliminary results of the first pivotal trial, CAT is minimizing future costs of Trabio development, consistent with its obligations in the two continuing trials. In the second pivotal (“International” Phase III) clinical trial of 393 patients in six European countries and South Africa, enrollment is complete and preliminary results are expected in the first quarter of 2005. In the United States clinical trial, comparing Trabio with 5-Flurouracil in 236 patients, enrollment is complete and preliminary results are expected at the end of 2005.

CAT-192

In February 2004, preliminary results of a double-blind, placebo-controlled Phase I/II clinical trial of CAT-192 (metelimumab) in 45 patients suffering from diffuse systemic sclerosis at 12 medical centers in the United States and Europe were announced. The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-192 in patients. The primary objective of the trial was met in that CAT-192 was generally safe and well-tolerated at each dose level. Elimination half-life was consistently around three weeks. There were no treatment-related serious adverse events observed. The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis. However, it has not proved possible to reach definitive conclusions regarding the efficacy of CAT-192 from the results of the trial. The results were presented at the American College of Rheumatology in October 2004. Work continues to identify a route forward for clinical trials in diffuse systemic sclerosis.

GC-1008

GC-1008, a human anti-TGFb monoclonal antibody, is being developed by CAT and Genzyme. Pre-clinical safety studies of GC-1008 have been undertaken and the results presented to the FDA with regard to the commencement of a Phase 1 clinical trial in Idiopathic Pulmonary Fibrosis. During 2005, CAT and Genzyme also intend to commence a clinical trial of GC-1008 in various cancers.

CAT-213

CAT-213 is a fully human anti-eotaxin1 monoclonal antibody directed at severe allergic disorders. Discussions with potential partners continue regarding the further development of CAT-213.

CAT-354

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. In September 2004, CAT commenced a Phase I clinical trial in the United Kingdom. The clinical trial is a placebo-controlled, rising single intravenous dose study in up to 36 patients, with objectives to study the safety, tolerability and pharmacokinetics of CAT-354. Enrollment is progressing and dosing has started. Preliminary results are expected to be available at the end of the second quarter of 2005. If this initial trial meets its primary objectives, CAT intends to commence further clinical trials later in 2005.

Licensed Product Candidates

ABT-874

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimized by CAT in collaboration with Abbott, and is licensed to Abbott. Abbott continues to develop ABT-874 as a potential treatment for a number of autoimmune diseases and announced the start of a Phase II clinical trial in multiple sclerosis in June 2004.

LymphoStat-BTM

LymphoStat-BTM (belimumab) is a fully human anti-BLyS monoclonal antibody and the first of four antibody drug candidates to be licensed by CAT to Human Genome Sciences, Inc. (“HGSI”). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus and rheumatoid arthritis.

A Phase II clinical trial in each indication is underway and in July 2004 HGSI completed the enrollment, randomization and initiation of dosing in both studies. 283 patients were enrolled in the double-blind, placebo-controlled multi-center Phase II trial to evaluate safety, optimal dosing and efficacy of LymphoStat-B in patients with active rheumatoid arthritis who have failed prior therapy. HGSI expects that results of this clinical trial will be available in the Spring of 2005. 449 patients have been enrolled in the double-blind, placebo-controlled, multi-center Phase II clinical trial of LymphoStat-B in patients with active systemic lupus erythematosus. HGSI expects that the results of this clinical trial will be available in the Autumn of 2005.

HGS-ETR1

HGS-ETR1 (previously known as TRAIL-R1 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI and being developed by HGSI as a potential treatment for a number of cancers.

Phase I clinical trials to evaluate its safety and pharmacology in patients with advanced solid tumors or non-Hodgkins lymphoma continue. Interim results of two Phase I trials were presented at the

40th Annual Meeting of the American Society of Clinical Oncology in New Orleans in June 2004. Interim results from these trials were also presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva in September 2004. These interim results demonstrate the safety and tolerability of HGS-ETR1 and support its further evaluation in Phase II trials. Based on these results and strong pre-clinical evidence, HGSI announced in September 2004 that it had commenced dosing patients in a Phase II clinical trial of HGS-ETR1. This United States Phase II clinical trial is a multi-center, open-label, single-arm study in a maximum of 30 patients with relapsed or refractory non-small cell lung cancer. Each patient will receive four 10 mg/kg doses of HGS-ETR1 administered as an infusion 21 days apart. The primary objective of the study is to evaluate tumor response. The secondary objectives are to evaluate the safety and tolerability of HGS-ETR1 and to determine plasma concentrations of HGS-ETR1 for use in a population pharmacokinetic analysis.

Also, in September 2004, HGSI announced that it had begun to dose patients in an open-label, dose-escalation Phase 1b clinical trial of HGS-ETR1 to evaluate its safety and tolerability in combination with chemotherapy (paclitaxel and carboplatin) in patients with advanced solid malignancies.

In October 2004, HGSI announced the initiation of two further Phase II clinical trials of HGS-ETR1. One of the trials will take place in Germany and is a multi-center, open-label study to evaluate the efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with advanced colorectal cancer. The other is a multi-center, open-label study to evaluate efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with relapsed or refractory non-Hodgkin’s lymphoma.

HGS-ETR2

HGS-ETR2 (previously known as TRAIL-R2 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI, and being developed by HGSI as a potential treatment for cancer. In September 2004, HGSI announced that initial results of an ongoing Phase I clinical trial demonstrate the safety and tolerability of HGS-ETR2 in cancer patients with advanced solid tumors, and that these results support the continued dose escalation and evaluation of HGS-ETR2 in these patients. Safety, pharmacokinetic and biological activity data were presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva.

ABthraxTM

ABthraxTM is a fully human anti-protective antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed by CAT to HGSI. It has been developed by HGSI as a potential treatment for anthrax.

In March 2004, HGSI presented results from its Phase I placebo-controlled, dose-escalation clinical trial to evaluate the safety, tolerability and pharmacokinetics of ABthrax. The results demonstrate that ABthrax is safe and well tolerated in healthy adult volunteers, and achieved the blood levels predicted in relevant animal models as necessary to afford significant protection from the lethal effects of anthrax toxin. HGSI has stated that further development of ABthrax will depend on the U.S. government’s willingness to commit to the purchase of ABthrax.

MYO-029

MYO-029 is a fully human monoclonal antibody which neutralizes the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases, including muscular dystrophy and age-related sarcopenia. Wyeth announced in June

2004 that it had filed an Investigational New Drug application for MYO-029 and is now moving forward with a Phase I clinical trial.

Research and Pre-Clinical Stage Programs

There are on-going research programs to 18 distinct molecular targets at CAT consisting of 11 CAT proprietary programs and seven on behalf of partners. In addition, there is one CAT proprietary candidate, GC-1008 (partnered with Genzyme) and six antibody drug candidates licensed to partners which are at the pre-clinical stage of development.

Markets

Information regarding markets can be found in the second table under Note 2 to the financial statements included in this Form 20-F.

Collaborative Arrangements

A key element of CAT’s strategy is to exploit its technology platforms in partnership with other companies. CAT has been successful in attracting partners and continues to seek further collaborations.

CAT’s own product development activities focus on the value-adding stages from identification of potential antibody targets through to clinical demonstration of effectiveness for an antibody-based drug. In general, CAT will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products. If a product based on CAT’s technology is developed solely by CAT’s collaborative partner, CAT will typically receive royalties until the later of (1) the expiration of the last to expire patent originating from use of CAT’s technology or CAT’s intellectual property under the relevant agreement; (2) the expiration of the last to expire of CAT’s patents upon which the product is based; and (3) at least ten years after the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

Our significant collaboration agreements are described below.

AstraZeneca

In November 2004, CAT entered into a subscription agreement with AstraZeneca pursuant to which AstraZeneca agreed to subscribe in cash for 10,217,983 CAT shares at a price of £7.34 per share for a total investment of £75 million. Based on CAT shares in issue as of November 21, 2004, this represents a 19.9% interest in the enlarged issued share capital of CAT. The subscription agreement between AstraZeneca and CAT contains certain restrictions on AstraZeneca’s ability to increase its stake or to sell shares. AstraZeneca has agreed, except in certain specified circumstances, not to sell or otherwise dispose of the subscription shares for a period of 12 months following the date of the subscription agreement and, subject to certain exceptions, not to increase its percentage holding of CAT shares (when aggregated with any holding of its affiliates) above 19.9% of CAT’s issued ordinary share capital for a period of 36 months following the date of the subscription agreement. AstraZeneca has further agreed, except in certain specified circumstances not to make (or act in concert with another party to make) an offer to acquire any shares in the capital of CAT under The City Code on Takeovers and Mergers unless such offer is recommended by a majority of the board.

The subscription was conditional upon, among other things, CAT obtaining the approval of its shareholders for the disapplication of their statutory preemption rights in relation to the subscription shares. This approval was given at the Company’s EGM on December 16, 2004.

In connection with the subscription, CAT also entered into a collaboration agreement with AstraZeneca in November 2004. The collaboration agreement is conditional on the completion of the subscription agreement.

Under the terms of the collaboration agreement, CAT and AstraZeneca will jointly undertake the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. CAT will have the opportunity to co-promote selected products in the United States. AstraZeneca may opt-in to, and jointly fund, certain of CAT’s existing and future discovery programs.

The alliance will include a five year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programs. The committed joint research investment will be a minimum of U.S.$175 million during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the program at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programs will be in inflammatory disorders. However, the research may extend to other therapeutic areas as well.

Following the completion of the discovery phase, the parties may each elect to continue funding programs into development. If both parties so elect, the program will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts-out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

CAT’s financial participation reflects its level of investment in the program. If CAT opts-out after the discovery phase it receives milestones and royalties. If CAT opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programs which it funds to product launch, CAT receives higher royalties, sales milestones and an option to co-promote these products in the United States. If AstraZeneca opts-out of programs, it receives milestones and royalties.

AstraZeneca will receive the rights to opt-in to, and develop jointly, CAT discovery programs existing at the commencement of this alliance and also certain future discovery programs that CAT may independently initiate. CAT has rights to co-promote products resulting from these programs in the United States.

CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programs, regulatory filings and commercialization. Joint teams will be established to oversee the full discovery and development process.

CAT anticipates that its investment in the alliance will be the principal focus of its research investment during the next five years.

Genzyme

CAT, through its wholly owned subsidiary Aptein, and Genzyme are collaborating under an agreement entered into in September 2003 which replaces their original strategic alliance entered into in September 2000. Under the collaboration, Genzyme has received an exclusive worldwide license to

CAT’s human antibodies targeted against TGFß for all uses except in the eye. CAT and Genzyme have focused initially on developing a human monoclonal antibody-based treatment for diffuse systemic sclerosis; a second human monoclonal antibody has been developed for ideopathic pulmonary fibrosis. Other potential clinical indications of anti-TGFß treatment include post-surgical scarring, fibrosis of other major organs such as the liver and kidneys and certain forms of cancer. The collaboration has so far given rise to one antibody product candidate at clinical development stage (CAT-192) and one at pre-clinical development stage (GC-1008).

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

CAT and Genzyme entered into a further subscription agreement in September 2003. Under this subscription agreement, Genzyme made a further equity investment in CAT of approximately £22.9 million through a cash purchase of 4.3 million shares. This purchase was effected in two tranches; an initial purchase of 1.8 million shares and a subsequent purchase of 2.5 million shares. Following these purchases, Genzyme now holds approximately 11.21% of the share capital of CAT. Under the terms of the subscription agreement, Genzyme has agreed, subject to certain exceptions, not to increase its percentage holding of CAT shares for a period of three years from the date of the subscription agreement.

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

In April 2004, CAT granted Genzyme a library license. Genzyme will use CAT’s phage antibody libraries in its research and development of antibody-based treatments across a range of medical areas. Genzyme also received option rights to develop therapeutic and diagnostic products on an exclusive basis.

Under the library license granted in April 2004, CAT has recognized £0.2 million in revenues under U.K. GAAP during the three years ended September 30, 2004.

Pfizer

In December 1999, CAT entered into a strategic alliance with Pharmacia for the development of human monoclonal antibody-based therapeutic drugs, focusing particularly on the field of cancer. Pfizer has since acquired Pharmacia. CAT and Pfizer both committed technology, intellectual property and expertise to the alliance. Pfizer supplied target proteins and CAT isolated human monoclonal antibodies directed to those targets.

Subject to CAT’s obligations existing at the time of exercise, the agreement provides that Pfizer may obtain exclusive licenses to produce and market products against selected targets in return for which CAT is entitled to receive technical performance and clinical development milestones (which together amount up to U.S.$1.5 million per product) and a royalty on product sales. CAT has also granted Pfizer multi-site options to license CAT’s library technology for use in-house.

Over the initial three years of the research collaboration, CAT received research funding and Pfizer had the option to extend the research collaboration for additional one-year periods on similar terms. An amended version of the agreement extended the collaboration through to September 2003 and the parties subsequently agreed to extend the agreement by means of side letters on four separate and subsequent occasions until August 31, 2004 in order to cover the completion of a particular research program. The agreement has now expired. Pfizer remains obligated to pay royalties on product sales governed by the agreement.

CAT has recognized £7.7 million in revenues under U.K. GAAP pursuant to this arrangement during the three years ended September 30, 2004.

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

Under the 1999 and 2000 agreements, four exclusive license options have been exercised, namely Lymphostat-B for use in systemic lupus erythematosus and rheumatoid arthritis in October 2000, HGS-ETR1 for use in the treatment of certain cancers in January 2002, HGS-ETR2 for use in the treatment of a number of solid tumors (including prostate, lung and breast tumors) in May 2002 and ABthrax, a human anti-protective antigen monoclonal antibody for use in protecting against anthrax exposure. HGSI has stated that large-scale development and manufacture of ABthrax is dependent on U.S. government funding.

In addition to royalties on sales of products, CAT may receive milestone payments of up to between U.S.$8 million and U.S.$10 million for each therapeutic product developed pursuant to the arrangements.

CAT has recognized £5.3 million in revenues under U.K. GAAP under both the 1999 and 2000 agreements with HGSI during the three years ended September 30, 2004.

Wyeth-Ayerst

In March 1999, CAT entered into a strategic alliance with Wyeth-Ayerst. Under the agreement, CAT received contract research funding and was entitled to possible library option payments, product license fees, milestones and royalties. The term of the contract research arrangement was initially three years but was extended to four years and then extended further in relation to certain services.

Wyeth-Ayerst and CAT also collaborated for an initial three years, the term of which was later extended to four years, to validate and develop a portfolio of antibody product candidates directed at proprietary Wyeth-Ayerst targets. The companies shared equally the initial target and product validation costs. After this stage, each company had the opportunity to select candidates from this portfolio for further development and obtain a license to commercialize these products. For products developed by Wyeth-Ayerst, CAT was entitled to receive milestone fees and royalties on product sales. For products developed by CAT, CAT could pay Wyeth-Ayerst license fees, royalties on product sales and clinical milestone payments. Wyeth-Ayerst had limited rights to partner products developed by CAT after those products completed Phase II clinical trials.

Under the agreement, in June 2000, CAT granted Wyeth-Ayerst an exclusive product license and in June 2002, CAT granted Wyeth Research (the pharmaceutical division of Wyeth-Ayerst) an exclusive product license. Both were to human monoclonal antibodies identified by CAT against targets supplied by Wyeth Research. CAT received a license fee and clinical milestone under the agreement and will potentially receive further clinical milestones and royalties associated with product sales. In February 2004, Wyeth (acting through its pharmaceutical division) exercised an option to license CAT’s libraries for in-house use to support Wyeth’s activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas.

In addition to royalties, CAT may receive license fees and milestone payments of up to U.S.$7 million for each therapeutic product developed and marketed by Wyeth-Ayerst under the library license agreement.

Under both the collaboration and library license agreement, CAT has recognized £2.1 million in revenues under U.K. GAAP during the three years ended September 30, 2004.

Abbott

CAT’s collaborative program with Knoll AG commenced in 1993. This was later amended in 1995. Knoll was acquired by Abbott Laboratories in 2001. Under the program Abbott may select up to six target antigens against which CAT will develop antibodies. Abbott has the right to obtain an exclusive license to produce and sell products against these antigens. CAT in conjunction with Knoll, has isolated and optimized human monoclonal antibodies against the first two targets selected by Knoll, which are now in clinical trials (HUMIRA and ABT-874). CAT receives a license fee at the time Abbott obtains an exclusive license, milestones based on product development events, clinical trial progression and regulatory approvals and royalties on product sales. In addition to royalties, CAT may receive payments of up to between £5 million and £5.6 million in license fees and milestones for each product developed pursuant to this arrangement. CAT has commenced legal proceedings against Abbott regarding HUMIRA royalties as discussed in Item 8 in “Financial Information – Legal Proceedings.”

During the 2002 financial year, CAT amended its agreement with Abbott to allow Abbott to internally develop antibodies in the case of the remaining four available antibody targets; two of these four targets have been selected.

CAT has recognized £8.4 million in revenues under U.K. GAAP under the 1995 agreement during the three years ended September 30, 2004. This figure does include royalty payments.

Elan

In January 2001 CAT entered into an alliance with Elan Pharma International Limited (“Elan”) under which the companies will jointly discover and develop antibody-based therapeutics targeted at a variety of neurological diseases and disorders. Under the terms of the four year agreement, the two companies will fund all research and development jointly and share commercialization profits equally. CAT will have primary responsibility for the discovery and optimization of human antibodies against multiple targets identified by Elan. Elan will evaluate clinical antibody candidates in pre-clinical models, manage clinical and regulatory development and will be responsible for global commercialization. Either party may terminate the agreement for convenience on 60 days’ notice. If the agreement is terminated for convenience, then the non-terminating party will have the right to continue to develop and commercialize products developed in the collaboration and would be required to pay the terminating party (a) a royalty on sales of those products and (b) a milestone payment of between U.S.$5 million and U.S.$15 million when those products receive regulatory approval. The amount of the royalty and milestone would depend on the stage of development of those products achieved at the date of termination.

In February 2004, CAT exercised its rights to terminate its agreement with Elan. The collaboration involved research on a number of targets. Terminating this exclusive agreement allows CAT to collaborate with other third parties in the fields of neurology and pain, and does not preclude future collaboration with Elan.

Chugai Pharmaceutical Co., Ltd. (“Chugai”)

In September 2002, CAT entered into an agreement with Chugai. Under the terms of the agreement, CAT granted to Chugai a non-exclusive research license to use the CAT antibody library technology for which a license fee was payable, contingent upon the successful completion of preliminary work by CAT. The license fee is being recognized as revenue over between three and six years, the preliminary work having been completed. Chugai has the right to obtain exclusive royalty bearing licenses under the CAT antibody library technology to develop and commercialize potential therapeutic and diagnostic products to targets, and non-exclusive licenses in relation to potential products that are not derived from CAT’s antibody libraries. The non-exclusive research license is for a period of three years which may be extended by Chugai for up to a further three years upon payment of additional fees.

Chugai may terminate this agreement for convenience at any time on thirty days’ notice. In addition to royalties and the above initial license fee, CAT may receive payments of up to U.S.$11.5 million in license fees and milestones for each therapeutic product developed from the CAT antibody library pursuant to this arrangement.

CAT has recognized £2.2 million in revenues under U.K. GAAP pursuant to this arrangement from inception to the end of the 2004 financial year.

Amgen

In December 2000, CAT entered into a library license agreement with Immunex to license CAT’s proprietary antibody Phage Display library for the discovery, development and potential commercialization of human monoclonal antibodies. Under the terms of the agreement, CAT received a license fee from Immunex. In addition, Immunex received exclusive therapeutic antibody product options in relation to which CAT was entitled to receive clinical milestone and royalty payments on product sales.

In May 2001, CAT entered into an antibody development and marketing collaboration agreement with Immunex Corporation (subsequently acquired by Amgen Inc.). Under the terms of the agreement, the two companies shared equal responsibility for all research and development, and split equally any potential profits generated by product sales.

In December 2003, CAT restructured its marketing and collaboration agreement with Immunex, with Immunex taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Immunex and covered by the earlier collaborations between CAT and Immunex (subsequently acquired by Amgen). In return, CAT received from Amgen an initial fee and potential milestone payments and royalties on future sales.

CAT has recognized £3.1 million in revenues under U.K. GAAP under these arrangements in the three financial years ended September 30, 2004.

Merck and Co., Inc.

In October 2001, CAT entered into a collaboration and license agreement with Merck & Co., Inc (“Merck”) for the research and development of products specific for a key target involved in disease mediated by HIV.

In October 2002, CAT entered into a further agreement with Merck in respect of its proprietary human antibody technologies. Under the terms of this second agreement, CAT granted to Merck a license to its human phage antibody libraries.

Pursuant to these arrangements, CAT has recognized £1.5 million under U.K. GAAP in the three financial years ended September 30, 2004.

Technology License Agreements

Medical Research Council

CAT initially developed its technology in cooperation with Medical Research Council (“MRC”). CAT’s rights in respect of this technology are governed by a license agreement of January 7, 1997 with MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. The agreement grants CAT exclusive rights, subject to certain rights retained by MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including:

•	to identify, develop, manufacture and commercially exploit antibodies for human use;

•	to provide antibody isolation services on behalf of customers; and

•	to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

CAT pays MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT’s sub-licensees sell such products, CAT is obligated to pay MRC between 1% and 2.3% of the net invoice price, calculated in accordance with a specified formula. CAT pays a royalty to MRC in connection with Abbott’s sales of HUMIRA. The royalty obligations of CAT may be reduced under certain circumstances. CAT’s license with MRC includes the Winter II, McCafferty and Griffiths patent families (discussed below in “— Intellectual Property”).

Dyax

Under agreements entered into in 1997, CAT also has a non-exclusive license from Dyax Corporation (“Dyax”) for rights under certain of its Ladner Phage Display patents and CAT has granted certain limited rights to Dyax under antibody Phage Display patents controlled by CAT. In addition, CAT and Dyax entered into a revised agreement dated January 3, 2003 under which the parties agreed to increase access and freedom to each other’s Phage Display patents. Under the terms of the revised agreement, CAT granted Dyax worldwide non-exclusive licenses for research and certain other purposes under certain of the antibody Phage Display patents controlled by CAT.

Dyax has also been granted options under the revised agreement to take up licenses (together with a right to sub-license those licenses) to develop therapeutic and diagnostic antibody products using patent rights controlled by CAT. In return, CAT will receive milestone payments and royalties on antibody products which are advanced into clinical trials by Dyax and Dyax’s customers. CAT has also been granted the option to co-fund and co-develop with Dyax antibodies discovered by Dyax, as well as the right to share in Dyax’s revenues from certain other applications of antibody Phage Display.

In addition, under the revised agreement, CAT’s obligations to pay royalties under the previous arrangements with Dyax for rights with respect to Dyax’s Ladner patents used in relation to the development of antibody products by CAT were terminated, save in relation to HUMIRA. Under the revised agreement, CAT was granted an option to buy out, under a predetermined schedule, any obligation to pay royalties by CAT to Dyax with respect to HUMIRA. On September 19, 2003, Dyax and CAT agreed to amend the revised agreement by granting Dyax further options to take up licenses. In addition, CAT reached agreement with Dyax that no royalties are due to Dyax in respect of HUMIRA.

Xoma

Under agreements dated December 23, 2002 between CAT and Xoma, CAT, and its collaborators, received the rights to use the Xoma antibody expression technology for developing products using CAT’s phage-based antibody technology, in return for license payments to Xoma. Under the same agreements, Xoma received the right to use CAT’s phage antibody libraries for its target discovery and research programs, with an option to develop antibodies into therapeutics. Should any therapeutic antibodies derived from CAT’s libraries be identified and developed by Xoma, license payments and royalties will be made by Xoma to CAT.

Micromet and Enzon

On September 3, 2003 CAT, Micromet AG, and Enzon Pharmaceuticals, Inc. entered into a non-exclusive cross-license agreement, under which all three parties obtained substantial freedom to conduct research using certain of each other’s intellectual property, as well as the right to develop a defined number of therapeutic and diagnostic antibody-based products. Under the agreement, CAT obtained expanded access to Micromet’s and Enzon’s joint patent estate in the field of single-chain antibody technology (“SCA”) and both Micromet and Enzon gained rights to intellectual property in antibody Phage Display controlled by CAT.

This cross-license agreement expanded existing alliances: that of Micromet and Enzon, where both parties combined their significant patent estates and complementary expertise in the field of SCAs; and the license agreement first entered into among CAT, Enzon and Creative BioMolecules in 1996. In addition to the cross-licensing of intellectual property under this agreement, Enzon and CAT have both agreed to withdraw (and have subsequently withdrawn) their pending oppositions to each other’s European patents in the area of diabodies.

Under the terms of the agreement, Micromet and Enzon obtained the right within the framework of their collaboration to use CAT’s intellectual property in Phage Display to create and commercialize novel antibody products against a defined number of targets. In addition, Enzon and Micromet each received options to develop and commercialize antibody products outside of their alliance. CAT received options to develop and commercialize diagnostic and therapeutic SCA products and broad rights to SCA-based technologies for research, including the right to sublicense to collaboration partners.

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

Winter II covers CAT’s processes for generating the collections of antibody genes that comprise CAT’s libraries. Patents from the Winter II family have been granted in Europe (upheld following opposition and appeal proceedings), the United States, Japan, South Korea and Australia. A patent application is pending in Canada. The Winter II patent is co-owned by MRC, Scripps and Stratagene. Pursuant to CAT’s agreements with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

McCafferty covers CAT’s Phage Display and target screening technology. Patents from the McCafferty family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC license agreement. Further patents in the McCafferty family were granted in Europe in January 2002 and in the United States in 2004, with claims covering a filamentous phage particle containing a phagemid genome and displaying a Fab or scFv on its surface.

Griffiths covers the use of Phage Display technology to isolate human “anti-self” antibodies that bind to molecules found in the human body. Six patents have been granted in the United States. Patents have also been granted in Europe and Australia. CAT has patent applications pending in Canada and Japan. This patent is co-owned by CAT and MRC. CAT may use the related technologies and develop and commercialize products under the terms of the MRC license agreement.

In connection with its acquisition of Aptein in the 1998 financial year, CAT acquired patents covering Ribosome Display technology, under which human monoclonal antibody fragments can be displayed in a laboratory environment without the use of a phage. Patents have been granted in Europe, the United States, South Korea, Japan, Australia and Canada.

CAT has a number of pending or granted patent applications in relation to its antibody products.

CAT has a policy of defending its patents forcefully. Details of recent litigation relating to CAT’s patents are set forth in Item 8 in “Financial Information – Legal Proceedings.”

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

Competition

CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to therapeutic antibodies. These companies may have commenced clinical trials of antibody products or have successfully commercialized antibody products. Also, CAT competes in business with companies that offer therapeutic antibody generation services to companies that have target antigens. These competitor companies may have specific expertise or technology related to antibody development. These companies include Abgenix, BioInvent, Crucell, Dyax, Genmab, Kirin Brewing Co., Medarex, Protein Design Labs and MorphoSys. Products based on CAT’s technology will also face competition from established therapies and other non-antibody products in development.

The competition for HUMIRA and Trabio is briefly described below.

HUMIRA. HUMIRA (adalimumab) is primarily competing in the market for the treatment of rheumatoid arthritis with a number of other biological drugs, most notably with Enbrel (etanercept), marketed by Amgen, which was approved in the United States in 1998 and in Europe in 2000, with Remicade (infliximab), marketed by Johnson & Johnson and Schering-Plough, which was approved in the United States in 1999 and Europe in 2000, and with Kineret (anakinra), marketed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Amgen, Celltech/UCB, Genmab, Medarex, Roche and other companies have antibody product candidates in clinical trials in rheumatoid arthritis. Many other non-antibody products are also potentially competitive with HUMIRA.

Trabio. Trabio (lerdelimumab) – CAT is not aware of any other products in development being specifically developed for the prevention of excessive scarring after glaucoma surgery although two approved anticancer drugs are widely used outside their labeling in this situation by surgeons. Trabio, as an adjunct to surgery, would potentially compete with new or existing therapies to lower intraocular pressure, including topical medications such as beta blockers, carbonic anhydrase inhibitors and prostaglandin analogues, and laser surgery and drainage devices. CAT is aware that there are several new topical glaucoma drugs and devices under development, and that improved drugs may reduce the need for surgical procedures.

Manufacturing Arrangement

In January 2004, CAT and Lonza Biologics plc announced the extension of their November 2001 agreement, confirming that Lonza will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This will enable CAT to plan further ahead with confidence and will guarantee that CAT and its collaborators have access to Lonza’s world-class manufacturing capability at production scale (up to 2,000L), for both ongoing programs and future projects, in a cost-effective way.

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

The primary umbrella legislation dealing with health and safety in the U.K. is the Health and Safety at Work Act 1974, as amended, which is now supplemented by the Management of Health and Safety at Work Regulations 1999, as amended.

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

CAT believes that the overall processes involved in its scientific operations do not require authorization under U.K. environmental legislation. However, it does hold certain permits relating to specific aspects of its operations. These include a discharge consent under the U.K. Water Resources Act 1991, as amended, and an authorization for the use and disposal of radioactive substances under the U.K. Radioactive Substances Act 1993, as amended. CAT also has in place a standard operating procedure to ensure the proper disposal of waste regulated under the Special Waste Regulations 1996, as amended.

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

The testing required once a potential product candidate has been identified involves both pre-clinical and clinical research. The precise tests undertaken and methods used vary according to the products under development, but basic principles and requirements must be addressed. The performance of preclinical and clinical research is generally subject to legal provisions which are additional to, and separate from, those setting out the data requirements for the purposes of applying for approval to market a product.

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

Regulation by the European Community

The system of regulation of medicinal products for human use at the European Community (“EC”) level dates back to 1965. There is a broad range of EC legislation which has been implemented by European Union (“EU”) member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification. In 2004, the EU introduced several new Directives resulting from a review of the regulation of medicinal products, including introducing a new regime (Directive 2004/24) to cover traditional herbal medicinal products.

Pre-clinical Research

European legislation imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorization in the EC. The main provisions are contained in Directive 2001/83/EC, but on April 30, 2004, Directive 2004/27 was adopted which substantially revises Directive 2001/83/EC. Most of the provisions of the new Directive are due to take effect at the end of 2005. The basic provisions in legislation may also be expanded upon in guidance issued by the Committee for Medicinal Products for Human Use (“CHMP”) (previously the Committee for Proprietary Medicinal Products) which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorization. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC (as amended by Directive 2003/65/EC) setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories in Directives 2004/9/EC and 2004/10/EC and associated legislation which contain requirements as to good laboratory practice. Compliance with these Directives is monitored through a system of inspection.

Clinical Research

Directive 2001/83/EC (as amended by Directive 2004/27) also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilized in a marketing authorization application. There are also any number of guidance documents issued by the CHMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice (“GCP”). The GCP guideline was developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CHMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

The conduct of research in the EC is largely now governed by Directive 2001/20/EC, adopted on May 1, 2001, which aims to increase harmonization within the EU in the conduct of both commercial and non-commercial clinical trials on medicinal products which involve human subjects. The Directive requires the setting up of ethics committees and introduces standards designed to protect clinical trials subjects. Member states had until May 1, 2004 to adopt the necessary measures to comply with the Directive. While most member states (including the United Kingdom) have done so, some (including France and Germany) have not yet done so and in the meantime, the national laws and practices of those member states will continue to govern research conducted within the local jurisdiction, although in practice the requirements of the Directive will be taken into account. Until the Directive is fully implemented, the variation in the laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

Whether as required by Directive 2001/20/EC or otherwise as implemented in practice in those member states which have not yet fully adopted the Directive, clinical studies may only be commenced after notification to and/or approval by, an independent ethics committee. The process of application for and authorization of a clinical study by the regulatory authorities varies from state to state. Where the results of earlier phase studies do not justify ongoing research, neither ethical nor regulatory approval (where required) will be granted.

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

Council Regulation 2309/93 established a process of European authorization for, and supervision of, particular types of biotechnology and high technology products. This has now been replaced by Council Regulation 726/2004. The centralized application system requires an application for a marketing authorization to be made by the person who will be responsible for placing the product on the market (who must be “established in the Community”) to the European Medicines Agency (“EMEA”) (previously the European Agency for the Evaluation of Medicinal Products). The EMEA co-ordinates the assessment process and procedure, while the CHMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The final decision as to the grant or refusal of a marketing authorization is taken by the Commission. If successful, an application results in a single authorization for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant’s schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorization application may be initiated by the CHMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

The legislation also introduced a system of “Mutual Recognition” under which an authorization for a product gained in one member state (the “Reference Member State”) can be used as the basis for gaining authorization in others without, in theory, the repetition of the lengthy product assessment already carried out by the first member state in authorizing the product. Objections to such recognition may be made by member states within time limits set by the legislation. The process of delaying with objections (“Arbitration”) may significantly lengthen the time elapsing between the initial application and approval in the nominated member states. Arbitrations are handled by the CHMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an Arbitration may adversely affect marketing authorizations obtained prior to the Arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorization. The Mutual Recognition procedure is an option for all products for which the centralized procedure is not compulsory under Regulation 726/2004.

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

The EC also legislates in respect of “orphan drugs” (i.e., products for the treatment of serious diseases affecting not more than five in 10,000 people in the Community), providing a regime based on the submission of more limited data and providing a faster authorization process than would otherwise be the case. Once a marketing authorization for an orphan drug has been granted, no further applications by third parties for the authorization of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorization. Licensing charges may be waived in whole or in part.

After an authorization has been granted (for a period of five years), and a product has been brought to market, numerous obligations are imposed upon the marketing authorization holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the circumstances and technical knowledge warrant updating and amendment. Requirements for pharmacovigilance and the reporting of adverse reactions to products are central to the legislation and have been extended and tightened by Directive 2004/27. Advertising and the production of labeling and patient information leaflets are each specifically regulated by Directives, with local codes of conduct and practice also in place and, in some cases, providing additional controls on corporate activity. The provisions of the legislation (which include the requirement, in relation to the function of pharmacovigilance and information services, to have a nominated individual within CAT responsible for compliance) require significant resourcing in terms of staff and expertise, which may be sourced in-house and/or from external providers.

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

The harmonization and streamlining of decision-making on such matters in the EC through the CHMP means that a concern arising in one member state in relation to a product which is marketed in several will be examined at the European level and the outcome of the examination will affect the product and its authorization across all members states in which it is sold and supplied.

Manufacturing

Manufacturing conducted within the EC must meet Good Manufacturing Practice (“GMP”) requirements (Directive 2003/94/EC) which lays down principles and guidelines of good manufacturing practice with respect to medicinal products for human use and investigational medical products for human use. The Directive was to be implemented fully by member states by April 30, 2004, and although a number of member states (including France, Germany, Italy and the United Kingdom) have not yet done so, it is followed in practice. The Directive applies both to marketed products and products intended for clinical research purposes. The legislation (Directive 2001/83/EC) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications, which must be held by the personnel authorized to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorization and to a manufacturer being authorized to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required. In the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

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

Abridged Applications — “Market Exclusivity”

In cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of “market exclusivity”, but which in fact govern the making of so-called abridged applications for marketing authorizations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 2001/83/EC (Article 10 – as replaced by Directive 2004/27) are met.

Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of between six and ten years (from authorization) from relying upon pre-existing data submitted in support of a prior full application by another company, except in certain defined and limited circumstances.

The period is fixed at ten years for products derived from certain biotechnological processes (for which the centralized procedure is compulsory), and “high-technology” products viewed by the competent regulatory authorities as representing significant innovation (for which the centralized procedure is an option). Member states may elect to extend the period of “protection” from six to ten years in respect of other products. This discretion has been exercised by the United Kingdom, for example.

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

New legislation (Regulation 726/2004) will come into force in November 2005 replacing the current system. A uniform extended period of regulatory data protection will apply to all EU countries. All medicinal products will then enjoy a period of data protection of eight years and an additional two years of marketing protection. In certain circumstances, protection may be extended by a further period of one year.

CAT’s Product Candidates

Many, if not the majority, of therapeutic products developed through the application of CAT’s technology fall within the ambit of Regulation 2309/93, as amended. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralized authorization for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. Ten years “market exclusivity” will apply across all member states in either case where centralized procedures are applied. Clinical research programs must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes. These products will also fall within the new regime introduced by Regulation 726/2004 in November 2005, from which point the eight year data protection plus two year marketing protection rules will apply.

Competition Regulation

CAT’s activities are subject to EU and U.K. competition law, including Article 81(1) of the EC Treaty. Article 81(1) prohibits agreements which restrict competition within the EC and affect trade between member states. Provisions of agreements restricting competition (within the meaning of Article 81(1)) are void and unenforceable. In certain cases, subject to exceptions, parties entering into agreements restrictive of competition under Article 81(1) may be subject to fines imposed by the European Commission of up to 10% of their respective annual worldwide revenue and to claims of damages from those who claim to have suffered loss by reason of the anti-competitive restriction.

Certain license agreements that CAT has entered into, or may enter into, will grant or may grant exclusive worldwide licenses of patents, patent applications and know-how, which are or may be arguably restrictive of competition under Article 81(1). CAT determines on an agreement-by-agreement basis whether agreements fall within Article 81(1) and if they do, whether a block exemption Regulation from the application of Article 81(1) applies to the agreement. If the agreement is still likely to fall within Article 81(1), CAT determines on an agreement-by-agreement basis whether the general exemption under Article 81(3) applies.

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

Under the provision of legislation establishing “user fees” (e.g., registration fees) for human drug applications (including new drug applications and biological license applications), the FDA has made commitments to reduce the review time for marketing authorization applications. Although the agency has achieved some reductions, especially for high-priority medicines, the review process remains lengthy and complex and approval is never certain. There has been little or no reduction in the testing required before applications are submitted, which consumes most of the time spent in developing new drug products for the U.S. market.

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

Please see Note 12 (under the heading “Fixed asset investments”) and “Basis of Consolidation” under Note 1 to the financial statements included in this 20-F.

D.	Property, Plants and Equipment

CAT’s principal establishments, and summary details of them, are as follows:

Property	Principal activity	Size (square feet)	Nature of title	Unexpired term
The Franklin Building Granta Park Cambridge Cambridgeshire CB2 6HR UK	Laboratories and offices	20,000	Leasehold	Approximately 14 years

Milstein Building Granta Park Cambridge Cambridgeshire CB1 6GH UK	Laboratories and offices and registered office	66,000	Leasehold	Approximately 20 years

ITEM 5 -OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data

Our audited historical consolidated financial statements are presented in British pounds sterling and are prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain respects from U.S. GAAP. A reconciliation of certain amounts from U.K. GAAP to U.S. GAAP, as well as a summary of principal differences between U.K. GAAP and U.S. GAAP applicable to us, are presented in Note 29 to our audited historical consolidated financial statements included in this Form 20-F.

The following summary financial data should be read in conjunction with the information set forth under the heading “-Operating and Financial Review” below, and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended September 30, 2004, 2003 and 2002, and the consolidated balance sheet data at September 30, 2004 and 2003 have been derived from our audited historical consolidated financial statements included in this Form 20-F. The summary statement of income data for the fiscal years ended September 30, 2001 and 2000, and the consolidated balance sheet data at September 30, 2002, 2001 and 2000 were derived from our historical consolidated financial statements which are not included in or incorporated by reference in this Form 20-F.

Income statement	2004 £’000	2003 £’000	2002 £’000	2001 £’000	2000 £’000
UK GAAP
Turnover	15,925	8,743	9,471	7,121	7,018
Gross profit	12,902	8,053	9,391	6,770	6,637
Research and development expenses	44,125	44,981	31,307	21,393	15,728
General and administration expenses (1)	10,969	9,196	16,234	6,443	4,842
Operating Loss	(42,192)	(46,124)	(38,150)	(21,066)	(13,933)
Net loss on ordinary activities before taxation	(38,062)	(41,764)	(31,764)	(11,771)	(8,289)
Taxation on loss on ordinary activities	(64)	2,573	3,557	—	—
Net loss	(38,126)	(39,191)	(28,207)	(11,771)	(8,289)
Net loss per share (basic and diluted) (in pence)(2)	(93.3p )	(107.5p )	(78.7p )	(33.3p )	(27.5p )

US GAAP
Turnover	16,347	9,165	9,893	7,543	7,129
Operating loss	(40,751)	(46,552)	(41,234)	(28,860)	(22,775)
Net loss	(36,685)	(39,619)	(31,291)	(19,565)	(17,131)
Basic and diluted net loss per share (in pence)(2)	(89.8p )	(108.7p )	(87.3p )	(55.4p )	(56.8p )

Balance sheet
UK GAAP
Cash and investments in liquid resources	95,237	108,972	129,775	156,813	156,528
Total assets	121,335	138,551	156,908	172,470	169,436
Current liabilities	(15,603)	(12,657)	(12,563)	(8,335)	(9,627)
Long term liabilities	(20,650)	(18,152)	(8,580)	(8,085)	(7,369)
Net assets	85,082	107,742	135,765	156,050	152,440
Shareholders’ funds – all equity	85,082	107,742	135,765	156,050	152,440
Number of ordinary shares outstanding	41,109,938	38,338,320	36,214,349	35,455,865	34,770,438

US GAAP
Cash and investments in liquid resources	95,237	108,972	129,775	156,813	156,528
Total assets	126,923	138,768	157,035	172,613	169,595
Current liabilities	(15,020)	(12,985)	(12,904)	(8,428)	(9,294)
Long term liabilities	(21,759)	(19,683)	(10,533)	(10,460)	(8,947)
Net assets	90,144	106,100	133,598	153,725	151,354
Shareholders’ funds – all equity	90,144	106,100	133,598	153,725	151,354

(1)	General and administration expenses for the year ended September 30, 2002 included £7,913,000 of costs incurred in the year relating to two transactions entered into with Drug Royalty Corporation during the year (comparative periods none).

(2)	Under U.K. GAAP and U.S. GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since CAT has reported losses, its basic and fully diluted loss per share are therefore equal.

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

Years ended September 30,	High	Low	Average	Period end
2000	1.6765	1.4005	1.5528	1.4787
2001	1.5045	1.3730	1.4410	1.4691
2002	1.5800	1.4074	1.4701	1.5700
2003	1.6840	1.5418	1.6055	1.6620
2004	1.9045	1.6598	1.7927	1.8090

The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per £1.00 for each of the previous six months. On December 15, 2004, the exchange rate was $1.945 to £1.00.

	High	Low
June 2004	1.8387	1.8090
July 2004	1.8734	1.8160
August 2004	1.8459	1.7921
September 2004	1.8105	1.7733
October 2004	1.8404	1.7790
November 2004	1.9073	1.8323

Operating and Financial Review

Overview

CAT is a biopharmaceutical company with two business strands. CAT’s long term value is expected to come from the products CAT is developing and those in which CAT retains a long term economic interest. By investing further in product development and by taking products further down the pipeline before initiating out-licensing, CAT can retain a more significant stake in these products. CAT has also licensed its technologies and capabilities to enable others to develop products, thereby balancing risk and reward.

At present, the majority of CAT’s revenue is generated from royalties received from Abbott, regarding sales of HUMIRA, and from license fees. Going forward, it is expected that the primary source of revenue will be royalties from sales of products by collaborators. In the past, a significant part of CAT’s revenue has been generated from contract research fees whereby CAT has provided research and development services to certain corporate collaborators. As CAT transforms from a technology company to a product company this business stream has become less material over time.

About a third of CAT’s operating costs are development expenses reflecting the significant rise in spend on clinical trials over the last few years. Due to the nature of CAT’s business, its staff are a key resource and therefore staff and staff-related expenditure continues to represent a significant proportion (also approximately a third) of operating costs.

As of September 30, 2004, CAT had cash and liquid resources of £93.7 million. In the past CAT has procured cash funding through revenue streams and equity financings, either with institutional investors or with corporate partners in conjunction with business collaborations. CAT will continue to consider these sources of cash funding, though there can be no assurance that the Company can generate significant revenues nor that equity finance will be available on acceptable terms or at all.

CAT is still a relatively young company in an industry where the real returns on investment are generated in the longer term. One of the key challenges facing CAT is the need to balance its expenditure against available resource, while still investing sufficient funds into product development that, if successful, will generate significant future income.

The following review is based on the CAT’s consolidated financial statements which are prepared under U.K. GAAP. A summary of the significant differences between U.K. and U.S. GAAP is given at the end of this review and more detailed information is provided in Note 29 to the financial statements included within this Form 20-F.

Results of operations

Years ended September 30, 2004, 2003 and 2002

The following information is extracted from the U.K. GAAP financial statements.

The following table details the components of CAT’s profit and loss account for the years ended September 30, 2004, 2003 and 2002.

				Variance
	2004	2003	2002	2004/2003		2003/2002
	£m	£m	£m	£m	%	£m	%
Turnover	15.9	8.7	9.5	7.2	82.8	(0.8)	(8.4)
Direct costs	(3.0)	(0.7)	(0.1)	(2.3)	(328.6)	(0.6)	(600.0)

Gross profit	12.9	8.0	9.4	4.9	61.3	(1.4)	(14.9)
Operating expenses	(55.1)	(54.2)	(47.6)	(0.9)	(1.7)	(6.6)	(13.9)

Operating loss	(42.2)	(46.2)	(38.2)	4.0	8.7	(8.0)	(20.9)
Finance income (net)	4.1	4.4	6.4	(0.3)	(6.8)	(2.0)	(31.3)

Loss on ordinary activities before taxation	(38.1)	(41.8)	(31.8)	3.7	8.9	(10.0)	(31.4)

Taxation on loss on ordinary activities	—	2.6	3.6	(2.6)	(100.0)	(1.0)	(27.8)

Loss for the financial year	(38.1)	(39.2)	(28.2)	1.1	2.8	(11.0)	(39.0)

Revenues

Revenues consist of the following for the three years ended September 30, 2004, 2003 and 2002:

				Variance
	2004	2003	2002	2004/2003	2003/2002
	£m	£m	£m	£m	£m
Royalties	6.3	—	—	6.3	—
License fees	4.6	2.6	1.7	2.0	0.9
Technical milestones	1.6	0.2	—	1.4	0.2
Clinical milestones	1.1	1.8	1.4	(0.7)	0.4
Contract research fees	1.8	3.9	5.6	(2.1)	(1.7)
Other	0.5	0.2	0.8	0.3	(0.6)

Total	15.9	8.7	9.5	7.2	(0.8)

Royalties Royalty income is generated by sales of products incorporating CAT’s proprietary technology. Royalty revenues are recognized once the amounts due can be reliably estimated based on the sale of the underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfill these requirements, for example in the case of a new product, the royalty revenue will not be recognized until CAT can reliably estimate the underlying sales. This may be considerably later than when the payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

Royalties recognized during the 2004 financial year predominantly relate to HUMIRA. Abbott announced that it had received FDA approval to market HUMIRA in the United States in December 2002 and, that it had received approval to market HUMIRA in the EU during September 2003. Sales of HUMIRA commenced in January 2003. The three royalty payments received during the 2004 financial year, and recognized as revenue, represent Abbott’s calculation of the royalties due on HUMIRA sales in the period from January 2003 to June 30, 2004. Details of the litigation commenced against Abbott with regard to royalties related to HUMIRA are set forth in Item 8 in “Financial Information - Legal Proceedings.”

License fees License fees are typically one off upfront payments. Under CAT’s revenue recognition policy license fees are deferred and are typically recognized over the period of the license term. The following significant agreements were entered into between 2002 and 2004:

•	Library license granted to Chugai in September 2002

•	Library license granted to Merck in October 2002

•	Agreement signed with MorphoSys in December 2002

•	Grant of five exclusive product licenses during 2002 (three to HGSI, one to Amgen and one to Wyeth)

•	Library license granted to Wyeth in February 2004

•	Library license granted to Genzyme in April 2004

•	Grant of six product licenses during 2004 (four to Dyax and two to Amgen)

License fees increased between 2002 and 2003 primarily as a result of the Chugai and Merck library licenses coming into effect during 2003 on completion of the successful transfer of CAT’s technology. A full year’s revenue was recognized under the Chugai library license for the first time during 2004 which, with the new licenses granted to Wyeth and Genzyme, accounts for the majority of the increase between 2003 and 2004.

Milestones On certain research and development programs CAT receives milestone payments when it achieves certain defined technical criteria. Similarly CAT receives clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials of a product derived using CAT’s proprietary technology. The following significant milestones were received:

Year ended September 30, 2002:

•	Clinical milestone payments from HGSI on initiation of Phase I trials for LymphoStat-B and HGS-ETR1

Year ended September 30, 2003:

•	Clinical milestone payment received from Abbott following product license approval of HUMIRA in Switzerland

•	Clinical milestone payments from HGSI on initiation of Phase I trials for ABthrax and HGS-ETR2

•	Technical milestone payments from Pfizer

Year ended September 30, 2004:

•	A milestone payment was received from Wyeth with the initiation of a Phase I clinical trial for MYO-029. Fifty percent of the value of this royalty payment is creditable against any future royalties payable by Wyeth and therefore, only half the value has been recognized as revenue in the year

•	A clinical milestone payment was received from Abbott during the 2003 financial year following FDA approval of HUMIRA. The milestone was not recognized as revenue during the 2003 financial year as it is creditable against the royalties receivable from Abbott. Three fifths of this milestone were released as revenue during the 2004 financial year; the remainder is expected to be released as revenue during the 2005 financial year on receipt of two further royalty payments from Abbott.

•	A technical milestone payment was received from Amgen

Unless otherwise stated, the above milestone receipts have been recognized in full as revenue under CAT’s accounting policy.

Contract research fees CAT provides research and development services to certain corporate collaborators, usually in the form of a defined number of CAT’s employees working with the collaborator to identify and optimize drug candidates to be licensed by the collaborator. Contract research fees were generated from ongoing collaboration agreements with the following customers.

Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
Amgen	—	—
Pfizer	Pfizer	Pfizer
Wyeth Research	Wyeth Research	Wyeth Research
Merck	Merck	Merck
—	HGSI (completed March 2003)	HGSI

The decrease in revenues between years reflects CAT’s declining level of activity in this area.

Direct costs

CAT’s direct costs are typically payments made to third parties as a proportion of certain CAT revenues. The majority of direct costs for the 2004 financial year comprised royalties payable to Medical Research Council and other licensors, primarily arising from the payments received from Abbott regarding sales of HUMIRA. In addition, in the 2004 financial year, direct costs included an amount payable to Medical Research Council and in the 2003 financial year included an amount payable to The Scripps Research Institute and Stratagene, all arising following CAT’s settlement of all pending litigation with MorphoSys. Direct costs for all three financial years included agency fees incurred in obtaining new contracts. Direct costs will generally increase as royalty income increases and therefore, these costs are expected to rise in future years.

Operating expenses

Operating expenses consist of the following for the three years ended September 30, 2004, 2003 and 2002:

				Variance
	2004	2003	2002	2004/2003	2003/2002
	£m	£m	£m	£m	£m
Research and development	(44.1)	(45.0)	(31.3)	0.9	(13.7)
General and administrative	(11.0)	(9.2)	(16.2)	(1.8)	7.0

Total	(55.1)	(54.2)	(47.5)	(0.9)	(6.7)

Research and development expenses

				Variance
	2004	2003	2002	2004/2003	2003/2002
	£m	£m	£m	£m	£m
External development expenses	(18.5)	(15.2)	(8.3)	(3.3)	(6.9)
Staff costs and laboratory consumables (i)	(15.1)	(16.5)	(14.4)	1.4	(2.1)
Infrastructure and depreciation	(6.5)	(6.9)	(4.8)	0.4	(2.1)
Other	(4.0)	(6.4)	(3.8)	2.4	(2.6)

Total	(44.1)	(45.0)	(31.3)	0.9	(13.7)

Average staff numbers	231	249	235	(18)	14

(i)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

The increase in external development costs reflects a significant rise in spend on clinical trials over the last two years on CAT-funded programs, particularly Trabio and CAT-354.

Staff costs increased between 2002 and 2003 in line with increases in scientific staff numbers. The fall in staff costs between 2003 and 2004 relates to a decline in staff numbers, with the termination of the antibody microarray project in 2003, and also reflects some reallocations of staff between departments.

Infrastructure and depreciation expenses increased between 2002 and 2003 with the move to and fit out of the Milstein Building, completed in early 2003.

Other research and development expenditures in 2003 included the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

General and administration expenses

				Variance
	2004	2003	2002	2004/2003	2003/2002
	£m	£m	£m	£m	£m
Staff costs (i)	(3.8)	(3.1)	(2.5)	(0.7)	(0.6)
Litigation	(2.5)	(0.9)	(1.9)	(1.6)	1.0
Exceptional costs	—	(0.6)	(7.9)	0.6	7.3
Foreign exchange	(1.1)	(0.8)	—	(0.3)	(0.8)
Other	(3.6)	(3.8)	(3.9)	0.2	0.1

Total	(11.0)	(9.2)	(16.2)	(1.8)	7.0

Average staff numbers	52	47	39	5	8

(i)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

The increase in staff costs between 2003 and 2004 reflects the reallocations of staff from research, and some increase in staff numbers.

Litigation expenses decreased between 2002 and 2003 with the successful resolution of all principal outstanding patent litigation in the first quarter of the 2003 financial year. Litigation expenses have increased in 2004 due to the legal proceedings commenced by CAT against Abbott in the High Court in London.

Exceptional costs for 2002 relate to the costs incurred with regard to the two DRC transactions entered into during that year. CAT made a bid for DRC in January 2002; however a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT exercised an option to buy out its obligation to DRC for £6.1 million with the issue of 463,818 CAT shares to DRC. The professional fees incurred in CAT’s bid and buy-back were £1.8 million. Exceptional costs for 2003 relate to the offer made for OGS. This comprised costs incurred of £1.7 million offset by a break fee of £1.1 million received from OGS.

The foreign exchange costs in 2004 and 2003 relate primarily to the non-cash charge arising from the conversion from U.S. Dollars to Pound Sterling of CAT’s trading balances with its U.S. subsidiary, Aptein Inc., due to the significant depreciation of the U.S. Dollar compared to Pound Sterling.

Finance income

Interest income fell over the three years with average balances of cash and liquid resources decreasing during the period (2004: £93.7 million; 2003: £107.8 million; 2002: £129.8 million) as cash was consumed by operating activities.

Taxation

CAT submitted one claim in the 2003 financial year and two claims in the 2002 financial year under the research and development tax credit scheme for Small and Medium sized Enterprises in the U.K. CAT chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of £0.9 million was made for the 2000 financial year, £2.6 million for the 2001 financial year and £3.1 million for the 2002 financial year. CAT no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of £0.6 million and £0.1 million was withheld on the license payments received from Chugai during the 2003 and 2004 financial years, respectively.

Liquidity and capital resources

Since formation CAT has incurred trading losses and expects to incur additional losses for a number of future years as a result of costs incurred in performing research and development and from general and administrative costs associated with CAT’s operations.

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

In addition, CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business.

As of September 30, 2004, CAT had cash and liquid resources of approximately £93.7 million. CAT has invested funds that are surplus to its current requirements in highly liquid short-term securities managed on a discretionary basis by a third party. The principal purpose of CAT’s liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the return made on the investments. This is reflected in the criteria within the mandate under which the fund manager operates. As the majority of CAT’s investments are short-term investments, exposure to interest rate changes has been minimal. Realization of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time would, however, reduce CAT’s interest income.

Since formation, CAT has financed its operations primarily through:

•	the initial public offering of ordinary shares in 1997

•	an ordinary share offering in April 2000

•	subscriptions for ordinary shares in connection with strategic collaborations by corporate partners

•	revenue from collaborative arrangements

•	private placements of its ordinary shares prior to its initial public offering

Taking into account existing facilities, cash balances and investments in liquid resources, CAT believes that the working capital available to CAT is sufficient for its requirements for at least the next twelve months. However, CAT may need additional financing in the future. It may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. CAT cannot assure investors that such additional funding, if needed, will be available on terms acceptable to CAT, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require CAT to relinquish its rights to certain of its technologies, products or marketing territories. CAT’s failure to raise capital when needed may have a material and adverse effect on its business, financial condition and results of operations.

Historical cash flows

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003 £m	2003/2002 £m
Net cash outflow from operating activities	(31.1)	(35.8)	(26.8)	4.7	(9.0)
Returns on investments and servicing of finance	4.2	5.1	7.6	(0.9)	(2.5)
Taxation	(0.1)	5.2	0.9	(5.3)	4.3
Capital expenditure and financial investment	(1.0)	(8.1)	(9.9)	7.1	1.8
Management of liquid resources	15.4	18.8	29.5	(3.4)	(10.7)
Financing	13.9	11.7	1.4	2.2	10.3

(Increase)/decrease in cash	1.3	(3.1)	2.7	4.4	(5.8)

Operating activities CAT’s net cash used by operating activities has principally resulted from operating losses, offset by depreciation, amortization and other non-cash movements. In all three years, operating losses were also offset by increases in creditors. In 2003 and 2004 this was primarily due to the increase in deferred income resulting from new license agreements. In 2002, the increase in creditors arose as a result of higher trade creditor balances.

Investments and servicing of finance Interest income fell over the three years with average balances of cash and liquid resources decreasing during the period as cash was consumed by operating activities. CAT established a finance leasing facility under which equipment with a cost of £1.4 million has been financed. This is repayable over four years.

Taxation CAT received £5.7 million research and development tax credit during the 2003 financial year and £0.9 million during the 2002 financial year. The credit received in the 2003 financial year was based on the claim for the 2002 and 2001 financial years; the credit received in the 2002 financial year was based on the claim for the 2000 financial year. CAT no longer qualifies for cash refunds under this scheme and hence no further tax credits were received during the 2004 financial year.

Capital expenditure CAT’s capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT has also invested in office and administrative facilities. The fall in capital expenditure from 2002 to 2004 was due to lower spend on fixtures and fittings and laboratory equipment with the completion of the fit out of the Milstein Building early in 2003.

Financing CAT’s net cash inflows from financing activities primarily resulted from the issue of ordinary shares. In the 2003 financial year Genzyme increased its equity stake in CAT through a subscription of £9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches, the second tranche being a further 2.5 million shares with a value of £13.3 million issued during the 2004 financial year following shareholder approval at the EGM held in October 2003. No significant financing transactions were completed during the 2002 financial year.

International Accounting Standards

CAT will be required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending September 30, 2006 onwards. The most notable change for CAT is likely to be the adoption of IFRS 2, ‘Share Based Payment’, which requires the fair value of equity based compensation to be recognized in CAT’s profit and loss account.

Financial outlook for 2005

Further royalty income from Abbott in respect of HUMIRA is expected in the 2005 financial year. Abbott has stated that it expects HUMIRA sales to be in excess of U.S.$800 million for the 2004 calendar year and in excess of U.S.$1.2 billion for the 2005 calendar year. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to September 30, 2004 and contract research revenues, are expected to be of the order of £5 million for the 2005 financial year. Additional revenues may arise from technical and clinical milestone receipts and any further licensing or contract research arrangements.

External development expenditure is expected to decrease in the 2005 financial year given cost savings identified on the Trabio program following the announcement of the European Phase II/III trial result. Other operating expenses are not expected to increase significantly during 2005.

It is expected that CAT’s net cash outflow before financing for the current year will be of the order of £32 million.

Critical accounting policies and estimates

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. Management believe that CAT’s significant critical accounting policies, which apply to both U.K. and U.S. GAAP, are those set out below. For a detailed discussion of these and other policies, refer to Note 1 and Note 29 to the financial statements included in this Form 20-F.

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

This estimate may change as the associated products, to which the license relates, progress through clinical development and relevant product approvals. The impact of revised estimates could result in revenues being recognized over a revised term in future periods but without retrospective adjustment.

In addition, management is required to make judgments in the recognition of royalties, in particular, in relation to sales of HUMIRA. CAT’s accounting policy states that royalty revenues are recognized once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfill these requirements, for example in the case of a new product, the royalty revenue will not be recognized until CAT can reliably estimate the underlying sales. In accordance with this, no such royalties have been accrued in respect of any sales of HUMIRA after June 30, 2004.

Contingent liabilities

CAT is involved in three cases of litigation. Management has estimated there to be no requirement to provide for liabilities in respect of these cases. In making these estimates, management has considered the nature of the litigations (and in particular that the current litigations do not involve a material claim against CAT for damages) as well as the probability of various outcomes. Should facts and circumstances surrounding these litigation cases change in the future there may be a requirement for management to revise estimates as to future liabilities and to record them in future financial statements. Further information on litigation is given in Note 27 and Note 28 to the financial statements included within this Form 20-F.

Contractual obligations and commitments

CAT has various contractual obligations to make future payments including operating and finance lease obligations and other contractual commitments.

The following table summarizes CAT’s annual future obligations (as of September 30, 2004) under these contracts due by financial year:

	Payments due by period
Contractual obligations	Less than 1 year £’000	1 –3 years £’000	3 –5 years £’000	More than 5 years £’000	Total £’000
Debt (finance leases)	425	466	—	—	891
Operating leases	2,020	4,026	3,915	20,656	30,617
Purchase obligations	2,243	673	—	—	2,916

Total	4,688	5,165	3,915	20,656	34,424

In addition to the commitments above CAT has agreed to bear 50% of program costs through to early 2006 under an amended collaboration agreement with Genzyme. Due to the nature of this collaborative arrangement it does not give rise to specified cash outflows.

Differences between U.K. and U.S. GAAP

CAT’s consolidated financial statements are prepared in accordance with U.K. GAAP which differs in certain respects from U.S. GAAP reporting requirements.

The principal differences relate to accounting for revenue recognition, third party royalties and stock compensation. More details as to the differences between U.K. and U.S. GAAP are set out in Note 29 to the financial statements included in this Form 20-F.

Recently issued accounting pronouncements

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. In the updated Staff Accounting Bulletin Topic 13, the SEC staff indicated their belief that revenue is generally realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

CAT believes it is following the guidance of SAB 104.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”). The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either, do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date, the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R changes the effective date of FIN 46 for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003. The adoption of FIN 46R did not have any impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force reached a consensus on a three-step impairment model in Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The three-step model must be applied on a security-by-security basis as follows: Step 1: Determine whether an investment is impaired; Step 2: Evaluate whether an impairment is other than- temporary. For equity securities an impairment is presumed to be other-than temporary unless the investor has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted market price recovery of the investment, and evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary; Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment’s cost and its fair value. The effective date for implementation of portions of EITF 03-1 has been delayed as of September 30, 2004. The adoption of EITF 03-1 is not expected to have any impact on the CAT’s financial statements.

ITEM 6 -DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The information set forth in the Annual Report under the headings “Board of Directors”, “Senior Executives” and “Scientific Advisory Board” is incorporated herein by reference.

B.	Compensation

The information set forth in the Annual Report under the heading “Report on Directors’ Remuneration” under the subheadings “Benefits”, “Pensions”, “Variable Pay”, “Non-Executive Directors”, “Director’s emoluments”, “Directors’ share options” and “Share incentive plan” is incorporated herein by reference. In addition, please see Note 18 to the financial statements included in this Form 20-F.

C.	Board Practices

The information set forth in the Annual Report under the headings “Board of Directors”, “Report on Directors’ Remuneration—Service Contracts”, “Corporate Governance — The Board of Directors”, “Corporate Governance—The Audit Committee” and “Corporate Governance — The Remuneration Committee” is incorporated herein by reference.

D.	Employees

Information regarding employees can be found in the first table under Note 7 (under the heading “Staff Costs”) to the financial statements included in this Form 20-F.

E.	Share Ownership

The information set forth in the Annual Report under the heading “Report on Directors’ Remuneration” under the subheadings “Directors’ share options”, “Directors’ shareholdings”, “Options” and “Share Incentive Plan” is incorporated herein by reference. Further information regarding share ownership can be found in

Note 7 (under the heading “Staff Costs”) and Note 18 (under the heading “Called up share capital and share premium” (in the options table)) to the financial statements included in this Form 20-F.

ITEM 7 -MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders and U.S. Holdings

The information set forth in the Annual Report under the heading “Directors’ Report-US Shareholdings” is incorporated herein by reference.

As of November 25, 2004, the following shareholders held, directly or indirectly, 3% or more of the share capital of CAT:

Shareholder	Number of CAT Shares	Percentage of issued share capital
Genzyme Corporation	4,607,982	11.21
Wellington Management Company LLP	3,777,462	9.19
OrbiMed Advisors (US)	3,010,300	7.32
Invesco Perpetual (UK)	2,655,047	6.46
Deutsche Asset Management Limited (UK)	2,301,191	5.60
Legal & General Investment Management	1,568,446	3.82
The Goldman Sachs Group Inc.	1,632,709	3.97

On June 30, 2004, Human Genome Sciences, Inc. disclosed that it no longer was required to report to CAT, pursuant to sections 198-212 of the Companies Act 1985, the amount of its holdings in CAT’s shares.

On November 26, 2004, November 29, 2004 and December 14, 2004, various directors acquired CAT shares. Details of such acquisitions, and the shareholdings of such directors thereafter, are set forth on Exhibits 15.2, 15.3 and 15.4, which are incorporated herein by reference.

The identified significant shareholders do not have different voting rights from holders of ordinary shares. To CAT’s knowledge, CAT is not controlled by any person. CAT is not aware of any current arrangement, the operation of which may result in a change in control of CAT at a later date.

Changes in Holdings

As of November 25, 2004, Genzyme Corporation had holdings of 4,607,982 shares. Genzyme Corporation had holdings of 307,982 as of October 2000.

As of November 25, 2004, Wellington Management Company LLP had holdings of 3,777,462 shares. Wellington Management Company LLC had holdings of 1,150,053 shares as of February 6, 2003.

As of November 25, 2004, OrbiMed Advisors (US) had holdings of 3,010,300 shares. OrbiMed Advisors (US) had holdings of 2,752,700 shares as of September 11, 2003.

As of November 25, 2004, Deutsche Asset Management Limited (UK) had holdings of 2,301,191 shares. Deutsche Asset Management Limited (UK) had holdings of 2,917,406 shares as of November 15, 2003.

Related Party Transactions

Please see Item 4.B under the headings “Collaborative Arrangements – AstraZeneca” and “Collaborative Arrangements – Genzyme.”

ITEM 8 -FINANCIAL INFORMATION

Please see Item 18.

Legal Proceedings

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated April 1, 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties of 5%-6% (depending on levels of sales) due to CAT, subject to a minimum royalty level of 2%. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, in November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London. The trial concluded on December 10, 2004 and it is expected that a judgement will be handed down by the end of the first quarter of the 2005 calendar year. It is impossible to predict with any certainty the eventual outcome of legal proceedings and there can be no assurance that the Company will be successful in its claim. An adverse result may impact on the value of the Company (and its future revenues).

CVC, a former shareholder of CAT Limited, has alleged in U.S. Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. CAT believes that CVC’s claim is groundless. However, CAT cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, CAT has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. CAT estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgment in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit, and accordingly, no provision has been made.

CAT was named, together with numerous other defendants who practice or rely on antibody Phage Display to discover antibodies, as a defendant in a complaint dated August 14, 2003 filed by Dr. George Pieczenik in the U.S. Federal District Court for the Southern District of New York. The complaint, among other allegations, purported to assert claims of patent infringement with respect to a patent issued on August 12, 2003 to Dr. Pieczenik. Dr. Pieczenik sought a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringements. The complaint was subsequently amended to include claims against the U.S. Patent and Trademark Office and the FDA seeking re-examination and other remedies regarding certain patents held by the defendants, including CAT and MRC. All of Dr. Pieczenik’s claims against CAT were dismissed by the District Court on March 16, 2004 for lack of personal jurisdiction over CAT. The claims against the other defendants were dismissed in a series of separate orders. Dr. Pieczenik has filed an appeal in the U.S. Court of Appeals for the Federal Circuit relating to certain orders entered concerning other defendants, including the U.S. Patent and Trademark Office, but has not appealed against the order dismissing his claims against CAT. The appeal is currently pending.

As part of normal patent challenge procedure at the European Patent Office, CAT has been and is currently involved in certain oppositions and appeals on patents granted to it by the European Patent Office. Due to the nature of these types of proceedings and the complexity of the legal and factual questions involved, the outcome of any proceedings or the significance of any outcome cannot be predicted with any certainty.

ITEM 9 -THE OFFER AND LISTING

CAT’s ordinary shares began trading publicly on what was then the Official List of London Stock Exchange Limited on March 25, 1997, under the symbol “CAT”. CAT’s ADRs (each of which represents a single ordinary share) commenced trading on the NASDAQ Stock Market on June 11, 2001 under the symbol “CATG”. The following table lists information on the price range of CAT’s ordinary shares and ADRs. It is based on reported closing prices for CAT’s ordinary shares on the Official List of London Stock Exchange and closing prices for CAT’s ADRs as reported by NASDAQ.

	High U.S.$	Low U.S.$	High £	Low £
Financial year 2000

First quarter			49.00	5.85
Second quarter			29.25	18.25
Third quarter			30.25	18.25
Fourth quarter			41.50	29.00

Financial year 2001

First quarter			43.88	26.05
Second quarter			35.50	13.38
Third quarter			26.65	15.38
Fourth quarter	31.44	13.10	21.69	8.70

Financial year 2002
First quarter	30.50	19.80	20.00	13.18
Second quarter	26.75	19.00	19.28	12.91
Third quarter	22.70	14.00	14.90	9.80
Fourth quarter	16.74	6.76	10.05	4.24

Financial year 2003
First quarter	9.87	7.20	6.20	4.57
Second quarter	9.69	5.32	5.90	3.21
Third quarter	9.81	5.45	5.80	3.30
Fourth quarter	9.35	6.91	5.80	4.15

Financial year 2004
First quarter	9.26	7.47	5.50	4.46
Second quarter	9.53	8.21	5.20	4.47
Third quarter	9.95	8.56	5.71	4.58
Fourth quarter	10.88	8.33	6.24	4.53
June 2004	9.59	8.55	5.30	4.80
July 2004	9.30	9.13	5.13	4.85
August 2004	9.10	8.33	4.99	4.53
September 2004	10.88	8.50	6.24	4.70
October 2004	12.33	10.82	6.74	6.15
November 2004	12.75	10.46	6.90	5.64

ITEM 10 -ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth under the heading “Description of Share Capital” in the Company’s Registration Statement on Form 20-F/A, as amended, dated June 5, 2001, is incorporated herein by reference.

C.	Material Contracts

The information required by this item is contained in Item 4.B. of this Form 20-F.

D.	Exchange Controls

None.

E.	Taxation

United Kingdom Tax Considerations

The following is a brief description of the material United Kingdom tax consequences of the acquisition, ownership and disposition of shares, including ADRs. The summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. The analysis assumes that shares and ADRs are taxed in an identical way. There are arguments which may result in the U.K. tax treatment, in certain circumstances, being less onerous than is described herein. You should consult your own tax advisors as to the particular tax consequences to you under United Kingdom, United States federal, state and local and other foreign laws, of the acquisition, ownership and disposition of shares or ADRs.

Taxation of Dividends and Distributions

Under current U.K. taxation legislation, no tax will be withheld from cash dividend payments by CAT.

U.S. holders of shares or ADRs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by CAT. A new taxation treaty between the U.S. and the U.K., which came into effect in 2003, does not provide for a tax credit on a dividend payment made by a U.K. company. Provision was made in the new treaty for a twelve month transitional period, during which the resident of the U.S. could continue to rely on the terms of the existing treaty if those terms were favorable.

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

A holder of shares or ADRs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continues to be neither resident nor ordinarily resident in the United Kingdom for a period of less than five years and who disposes of shares of ADRs during that period may also be liable to U.K. tax on capital gains, notwithstanding that he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

Neither the surrender of ADRs in exchange for the deposited ordinary shares represented by the surrendered ADRs nor the deposit of ordinary shares for ADRs representing the ordinary shares will be a taxable event for the purposes of U.K. income and corporation tax or U.K. capital gains tax. Accordingly, U.S. holders will not realize any gain or loss on surrendering ADRs or depositing shares.

United Kingdom Inheritance Tax

Subject to the discussion of the estate tax treaty in the next paragraph, shares or ADRs beneficially owned by an individual will be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the shares or ADRs are the subject of a gift, including a transfer at less than full market value, by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADRs held in a settlement.

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

United States Federal Income Tax Considerations

Taxation of Dividends

The gross amount of a distribution paid on a share (including ADRs), including the full amount of any notional U.K. withholding tax thereon, will be a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits (as calculated for U.S. tax purposes). To the extent that a distribution exceeds CAT’s current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Internal Revenue Code.

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

Subject to complex limitations, and further subject to changes in the treaty between the U.S. and the U.K., the U.K. notional withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against your U.S. federal income tax liability. Dividends distributed by CAT will generally be categorized as “passive income” or, in the case of some holders in taxable years beginning before January 1, 2007, as “financial services income,” for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisers to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce U.S. tax on a dollar-for-dollar basis.

Taxation of Capital Gains

Upon the sale or exchange of a share or an ADR, you generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the share or the ADR. Such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as U.S. source gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at preferential rates if the shares of ADRs have a holding period of one year or more on the date the shares or ADRs are sold.

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

PFIC Annual Information Statement

Although it was a PFIC (as defined below) in 2003, for the 2004 financial year CAT believes that it no longer is a PFIC.

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

Consequences of PFIC Treatment

In any year that CAT is a PFIC (including those shareholders who held their shares or ADRs in 2003), if a U.S. holder of CAT shares does not make a mark-to-market election (as described below), the U.S. holder will be subject to special rules described below with respect to any gain realized on the sale or other disposition of CAT’s ordinary shares or ADRs.

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

Holders who own or owned any shares of ADRs during any year that CAT is or was a PFIC, must file Internal Revenue Service Form 8621.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The exhibits to this Form 20-F are available for review at the Company’s registered office.

I.	Subsidiary Information

Not applicable.

ITEM 11 -QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk can be found in Note 17 (under the heading “Financial Instruments”) to the financial statements included in this Form 20-F.

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

ITEM 14 -MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 -CONTROLS AND PROCEDURES

The Company, through the Disclosure Committee, has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 15d-15. As a result of this work, the Chief Executive Officer and the Chief Financial Officer concluded that, as of September 30, 2004, the Company’s disclosure controls and procedures are effective. There were some refinements in the Company’s internal control over financial reporting that occurred during the 2004 financial year. It is believed that these will result in enhancements to the Company’s internal control over financial reporting.

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

ITEM 16C –PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Deloitte & Touche LLP, CAT’s independent auditors, in each of the last two fiscal years, in each of the following categories are:

	2004 £’000	2003 £’000
Audit	39	35
Audit related	45	384
Tax	—	—
Other	—	—

	84	419

Deloitte & Touche converted to LLP status on August 1, 2003. The above figures for Deloitte & Touche cover both Deloitte & Touche and Deloitte & Touche LLP.

Audit fees include fees associated with the annual audit and local statutory audits. Audit related fees paid to Deloitte & Touche LLP principally include fees in respect of quarterly and interim reviews, reporting accountant work and, in 2003, in connection with the filing of a shelf registration.

Pre-Approval Policies and Procedures

Consistent with the provisions of the Securities Act of 1934, as amended by the Sarbanes Oxley Act of 2002, regarding auditor independence, the Audit Committee has policies and procedures relating to the pre-approval of audit and non-audit services. The Audit Committee approves all audit and non-audit fees payable to the external auditor. Pre-approvals of non-audit services may be delegated to a single member of the Audit Committee.

All of the services set forth above in this Item 16C were approved by the Audit Committee in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

ITEM 17 -FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18 -FINANCIAL STATEMENTS

The Company’s financial statements are included beginning on page F-1.

ITEM 19 -EXHIBITS

Please see the attached “Index of Exhibits”.

Report of Independent Registered Public Accountants

We have audited the accompanying consolidated balance sheets of Cambridge Antibody Technology Group plc as at September 30, 2004 and 2003, and the related consolidated profit and loss accounts, the consolidated cash flow statements and the consolidated statements of total recognised gains and losses for each of the three years in the period ended September 30, 2004, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cambridge Antibody Technology Group plc as at September 30, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

Deloitte & Touche LLP

Cambridge, England.

21 November 2004

Accounts & Notes | Consolidated profit and loss account

For the year ended 30 September 2004	Notes	2004 £’000	2003 £’000	2002 £’000
Turnover	2	15,925	8,743	9,471
Direct costs	(3,023)	(690)	(80)

Gross profit	12,902	8,053	9,391
Research and development expenses	(44,125)	(44,981)	(31,307)

Drug Royalty Corporation transaction costs	3	—	—	(7,913)
Other general and administration expenses	4	(10,969)	(9,196)	(8,321)

General and administration expenses	(10,969)	(9,196)	(16,234)

Operating loss	(42,192)	(46,124)	(38,150)
Finance income (net)	6	4,130	4,360	6,386

Loss on ordinary activities before taxation	5	(38,062)	(41,764)	(31,764)
Taxation on loss on ordinary activities	8	(64)	2,573	3,557

Loss for the financial year	19	(38,126)	(39,191)	(28,207)

Loss per share – basic and diluted (pence)	9	93.3	p	107.5	p	78.7	p
Shares used in calculating net loss per share (number)	9	40,866,684	36,440,993	35,828,446
The losses for all years arise from continuing operations.

Consolidated statement of total recognised gains and losses
For the year ended 30 September 2004	2004 £’000	2003 £’000	2002 £’000
Loss for the financial year	(38,126)	(39,191)	(28,207)
Gain on foreign exchange translation	1,099	606	96

Total recognised losses relating to the year	(37,027)	(38,585)	(28,111)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

Consolidated balance sheet

At 30 September 2004	Notes	2004 £’000	2003 £’000

Fixed assets
Intangible assets	10	5,832	6,883
Tangible assets	11	12,362	14,366
Investments	12	2,942	3,373

		21,136	24,622

Current assets
Debtors	13	4,460	4,526
Short term investments	14	93,061	108,347
Cash at bank and in hand		2,678	1,056

		100,199	113,929

Creditors
Amounts falling due within one year	15	(15,603)	(12,657)

Net current assets		84,596	101,272

Total assets less current liabilities		105,732	125,894

Creditors
Amounts falling due after more than one year	16	(20,650)	(18,152)

Net assets		85,082	107,742

Capital and reserves
Called-up share capital	18	4,111	3,834
Share premium account	18	226,829	212,883
Other reserve	19	13,456	13,456
Profit and loss account	19	(159,314)	(122,431)

Shareholders’ funds – all equity	20	85,082	107,742

The accompanying notes are an integral part of this consolidated balance sheet.

Accounts & Notes | Company balance sheet

At 30 September 2004	Notes	2004 £’000	2003 £’000

Fixed assets
Investments	12	177,057	101,456

Current assets
Debtors	13	8,357	32,181
Short term investments	14	92,559	106,501
Cash at bank and in hand		11	4

		100,927	138,686

Creditors
Amounts falling due within one year	15	(21,205)	(247)

Net current assets		79,722	138,439

Total assets less current liabilities		256,779	239,895

Net assets		256,779	239,895

Capital and reserves
Called-up share capital	18	4,111	3,834
Share premium account	18	226,829	212,883
Profit and loss account	19	25,839	23,178

Shareholders’ funds – all equity		256,779	239,895

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston
Director
21 November 2004

Consolidated cash flow statement

For the year ended 30 September 2004	Notes	2004 £’000	2003 £’000	2002 £’000
Net cash outflow from operating activities	21	(31,067)	(35,819)	(26,808)
Returns on investments and servicing of finance	22	4,217	5,049	7,558
Taxation	22	(64)	5,210	920
Capital expenditure and financial investment	22	(1,026)	(8,082)	(9,961)

Net cash outflow before management of liquid resources and financing		(27,940)	(33,642)	(28,291)
Management of liquid resources	22	15,357	18,778	29,534
Financing	22	13,875	11,730	1,448

Increase/(decrease) in cash	23	1,292	(3,134)	2,691

The accompanying notes are an integral part of this consolidated cash flow statement.

Accounts & Notes | Notes to the financial statements

1 Description of business and accounting policies

Cambridge Antibody Technology Group plc (the Company) is the holding company of a group of biotechnology companies based in the United Kingdom. The Company and its subsidiaries (the Group) use an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. The Group uses proprietary technologies for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

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

The profit for the financial year dealt with in the financial statements of the Company was £2,661,000 (2003: £2,363,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

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

Turnover Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below.

Licence fees Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

Technical milestones During certain research and development programmes the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestone payments are recognised based on the percentage of completion of the relevant research and development programme subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the programme.

Clinical milestones The Group receives non-refundable clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group’s proprietary technology. Such milestone payments are recognised when received except that if such milestone payments are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

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

1 Accounting policies cont.

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

Employee share options Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. The charge is recognised in the profit and loss account over the performance period.

Litigation expenses Litigation expenses are provided for as incurred (on an accruals basis). The Group does not provide for anticipated future litigation costs.

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

Freehold buildings: over 10 years.

Motor vehicles: over three years.

Office and laboratory equipment: over four years.

Fixtures and fittings: over either five or 20 years (or the remaining lease term if less).

Investments Fixed asset investments are shown at cost less provision for any impairment. Current asset investments are stated at the lower of cost and net realisable value.

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

Accounts & Notes | Notes to the financial statements cont.

1 Accounting policies cont.

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

Non-monetary transactions The Group enters into certain non-monetary transactions that involve the granting of a licence over the Group’s proprietary technology in exchange for a licence over a third party’s proprietary technology. The Group accounts for these transactions at fair value where the Group is able to determine the fair value within reasonable limits. To the extent that the Group concludes that it is unable to determine the fair value of a cross licensing transaction, that transaction is accounted for at the recorded amounts of the assets. Management is required to exercise its judgement in determining whether or not the fair value of the asset received or that given up can be determined. In doing so management considers, amongst other things, previous licence agreements over similar intellectual property rights where there is monetary consideration. The Group has a limited number of comparable historical licence agreements. Management has determined that for all non-monetary transactions recorded to date the fair value of the exchanged licences is not determinable; consequently, such transactions have been recognised at recorded value. In the future, as CAT has further transactions, there may be a fair value assigned to similar transactions resulting in a different accounting treatment.

Estimates and assumptions The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the ability to reliably estimate royalty revenues, the selection of useful lives of fixed assets, accruals and provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2 Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group, substantially all of which take place in the United Kingdom. The Group is managed as one overall segment with results of operations and cash flows reviewed by the chief operating decision maker on a Group wide basis.

Turnover principally consists of licence fees, milestone payments, fees for research and development services provided under corporate agreements and royalties.

	2004 £’000	2003 £’000	2002 £’000
Total turnover	18,194	11,417	16,891
Less: intra-Group eliminations	(2,269)	(2,674)	(7,420)

Consolidated turnover	15,925	8,743	9,471

Consolidated turnover was generated from customers in the following geographical areas:
	2004 £’000	2003 £’000	2002 £’000
Europe	718	251	135
United States of America	6,474	6,665	8,674
Rest of the World	8,733	1,827	662

	15,925	8,743	9,471

Net assets of £509,000 (excluding creditors eliminated on consolidation of £20,176,000) (2003: net assets of £388,000, excluding creditors eliminated on consolidation of £15,385,000) and total assets of £509,000 (2003: £517,000) are held in the United States of America. A net loss of £5,770,000 (2003: £6,044,000) arose in the United States of America.

2 Turnover and loss on ordinary activities before taxation cont.

Consolidated turnover by type:

	2004 £’000	2003 £’000	2002 £’000
Licence fees	4,601	2,590	1,676
Technical milestones	1,610	225	35
Clinical milestones	1,091	1,850	1,396
Contract research fees	1,829	3,904	5,611
Royalties	6,328	—	—
Other	466	174	753

Total	15,925	8,743	9,471

During the financial years ended 30 September 2004, 2003 and 2002 certain customers individually contributed more than 10% of the Group’s revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

	%	£’000
2004 Customer contributing greatest % to revenue	45	7,159
2004 Customer contributing second greatest % to revenue	14	2,173
2004 Customer contributing third greatest % to revenue	13	2,080

Total	72	11,412

2003 Customer contributing greatest % to revenue	28	2,476
2003 Customer contributing second greatest % to revenue	21	1,885
2003 Customer contributing third greatest % to revenue	14	1,250

Total	63	5,611

2002 Customer contributing greatest % to revenue	36	3,424
2002 Customer contributing second greatest % to revenue	31	2,954

Total	67	6,378

As at 30 September 2004 the three customers shown above constituted 36% of the Group’s trade receivables. As at 30 September 2003, the three customers shown above constituted 100% of the Group’s trade receivables.

A significant proportion of revenue in each financial year is derived from a relatively concentrated customer base. As a result, there is a risk that factors affecting that customer base may have an adverse effect on the Group’s financial condition and results of operation.

3 Drug Royalty Corporation transaction costs

General and administration expenses include £7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. (DRC) during the year (other periods: none).

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

4 Oxford GlycoSciences

In January 2003, the Company and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT’s shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT’s share price depressed the value of CAT’s offer. A competing offer made to OGS shareholders by Celltech Group plc subsequently became unconditional. Professional fees incurred of £1.7 million relating to the offer made for OGS were offset against a break fee of £1.1 million received from OGS. The net cost of £0.6 million was recorded in general and administrative costs during the year ended 30 September 2003.

Accounts & Notes | Notes to the financial statements cont.

5 Loss on ordinary activities before taxation

	2004 £’000	2003 £’000	2002 £’000
The loss on ordinary activities before taxation is stated after charging (crediting):
Depreciation and amounts written off tangible fixed assets:
– owned assets	2,488	2,714	2,617
– leased assets	338	275	—
Amortisation of intangible fixed assets	1,051	1,050	882
Auditors’ remuneration – audit Deloitte & Touche LLP	39	35	35
– audit related fees Deloitte & Touche LLP	45	384	19
– other Deloitte & Touche LLP	—	—	9
– other Arthur Andersen	—	—	287
Foreign exchange loss	1,089	835	192
(Profit)/loss on disposal of tangible fixed assets	(3)	94	—
Profit on disposal of Denzyme ApS	—	—	(2)
Operating lease rentals:
– plant and machinery	56	46	5
– other operating leases	2,107	1,781	874
Allocations under equity participation schemes	454	521	607

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche. Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

Audit related fees paid to Deloitte & Touche LLP include fees in respect of reporting accountant work and in connection with the filing of a shelf registration in 2003.

The Group recharged audit fees of £10,000 to the Company (2003: £10,000).

6 Finance income (net)

	2004 £’000	2003 £’000	2002 £’000
Interest receivable	4,205	4,416	6,386
Interest payable on finance leases	(75)	(56)	—

	4,130	4,360	6,386

7 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2004	2003	2002
Management and administration	52	47	39
Research and development	231	249	235

	283	296	274

	£’000	£’000	£’000
Their aggregate remuneration comprised:
Wages and salaries(i)	11,657	11,669	9,771
Social security costs – charge/(credit) provided on unapproved options	1	13	(248)
– on wages and salaries	1,253	1,190	970
Other pension costs	1,009	988	875

	13,920	13,860	11,368

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. This charge is included in wages and salaries.

7 Staff costs cont.

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

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period began on the date of grant and ended between the third and fourth anniversary of the date of grant. The performance condition was satisfied during this period.

The provision has been made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and the market value of the shares.

The market price of shares at the year end was £6.24. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be nil given that the full provision has now been accounted for. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £19,000.

8 Taxation
	2004 £’000	2003 £’000	2002 £’000
Research and development tax credit	—	3,148	3,557
Overseas taxation	(64)	(575)	—

	(64)	2,573	3,557

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

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2003: 30%; 2002: 30%). The differences are explained below:

	2004 £’000	2003 £’000	2002 £’000
Loss on ordinary activities before tax	(38,062)	(41,764)	(31,764)

Tax at 30% thereon	(11,419)	(12,530)	(9,529)
Effects of:
Increase in losses carried forward	10,290	14,212	11,400
Expenses not deductible for tax purposes	806	(438)	(1,041)
Capital allowances in deficit/(excess) of depreciation	317	(1,186)	(888)
Utilisation of tax losses in respect of research and development tax credit	—	(3,148)	(3,557)
Movement in short term timing differences	6	(58)	58

	—	(3,148)	(3,557)

Overseas taxation	64	575	—

	64	(2,573)	(3,557)

Accounts & Notes|Notes to the financial statements cont.

8 Taxation cont.

Analysis of deferred tax balances:
	2004 £’000	2003 £’000
Short term timing differences	(168)	—
Accelerated capital allowances	2,315	2,354
Tax losses available	(39,272)	(30,154)

Total unprovided deferred tax asset	(37,125)	(27,800)

At 30 September 2004 the Group had tax losses of approximately £131 million (2003: £100 million, 2002: £79 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £37 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

9 Loss per share

Basic net loss per share is calculated by dividing net loss for the financial year by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, and it is inappropriate to assume the exercise of out-of-the-money options, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2004, 2003 and 2002 there were respectively 352,176, 289,640 and 867,316 potentially dilutive issuable shares attributable to the exercise of outstanding options that were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of £38,126,000 (2003: £39,191,000, 2002: £28,207,000) and a weighted average number of ordinary shares of 40,866,684 (2003: 36,440,993, 2002: 35,828,446).

10 Intangible fixed assets

Group	Licences £’000	Patents £’000	Total £’000
Cost:
At 1 October 2003 and 30 September 2004	4,740	5,265	10,005

Amortisation:
At 1 October 2003	1,186	1,936	3,122
Charge for the year	678	373	1,051

At 30 September 2004	1,864	2,309	4,173

Net book value:
At 30 September 2004	2,876	2,956	5,832

At 30 September 2003	3,554	3,329	6,883

The Company has no intangible fixed assets.

The weighted average useful life of the patents is 14 years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2005 to 2009 inclusive is £1,051,000.

11 Tangible fixed assets
Group	Freehold land and buildings £’000	Fixtures and fittings £’000	Laboratory equipment £’000	Office equipment £’000	Motor vehicles £’000	Total £’000
Cost:
At 1 October 2003	785	11,595	12,440	2,059	20	26,899
Additions	—	197	460	168	—	825
Disposals	—	—	(38)	(11)	—	(49)

At 30 September 2004	785	11,792	12,862	2,216	20	27,675

Depreciation:
At 1 October 2003	237	3,183	8,171	925	17	12,533
Charge for the year	49	541	1,820	413	3	2,826
Eliminated in respect of disposals	—	—	(38)	(8)	—	(46)

At 30 September 2004	286	3,724	9,953	1,330	20	15,313

Net book value:
At 30 September 2004	499	8,068	2,909	886	—	12,362

At 30 September 2003	548	8,412	4,269	1,134	3	14,366

Leased assets included above:
Net book value:
At 30 September 2004	—	45	400	324	—	769

At 30 September 2003	—	48	583	476	—	1,107

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group Other investments £’000	Company Subsidiary undertakings £’000
Cost:
At 1 October 2003	3,373	101,456
Additions(i)	—	75,601
Transferred to current asset investments(ii)	(216)	—

At 30 September 2004	3,157	177,057

Provisions for impairment:
Charge in year and at 30 September 2004	215	—

Net book value:
At 30 September 2004	2,942	177,057

At 30 September 2003	3,373	101,456

(i)	During the year, the Company subscribed for additional new ordinary shares in Cambridge Antibody Technology Limited to provide that company with working capital.

(ii)	During August 2003 CAT received 588,160 newly issued shares from MorphoSys, a company listed in Germany, under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The opening cost of other investments includes the net value of these shares, that is, excluding the amount due to The Scripps Research Institute and Stratagene. The amounts due to The Scripps Research Institute and Stratagene have been included within current asset investments. Shares payable to Medical Research Council have been reclassified as current asset investments during the year.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003. The market value of this investment at 30 September 2004 was £8,436,000 (30 September 2003: £3,264,000).

Accounts & Notes | Notes to the financial statements cont.

12 Fixed asset investments cont.

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

	Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
Cambridge Antibody Technology Limited	England	Research and development	100%
Optein Inc. (trading as Aptein Inc.)	USA	Research and development	100%
Tagred Limited	England	Dormant	100%
CAT Group Employees’ Trustees Limited, share scheme trust company, was dissolved on 17 February 2004.

13 Debtors

	Group 2004 £’000	Group 2003 £’000	Company 2004 £’000	Company 2003 £’000
Due within one year:
Trade debtors	405	971	—	—
Due from subsidiary undertakings	—	—	7,588	31,337
Other debtors	1,051	1,030	19	4
Prepayments and accrued income(i)	3,004	2,525	750	840

	4,460	4,526	8,357	32,181

(i) Includes accrued interest of £750,000 (2003: £840,000).

14 Short term investments
	Group 2004 £’000	Group 2003 £’000	Company 2004 £’000	Company 2003 £’000
Liquid resources:
Floating rate notes	29,985	25,989	29,985	25,989
Certificates of deposit	49,000	80,000	49,000	80,000
Term deposits	13,574	1,927	13,574	512

	92,559	107,916	92,559	106,501
Listed investments (see note 12)	502	431	—	—

	93,061	108,347	92,559	106,501

Market value of listed investments	1,440	445	—	—

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in Sterling in interest bearing marketable securities as described in note 17.

15 Creditors

	Group 2004 £’000	Group 2003 £’000	Company 2004 £’000	Company 2003 £’000
Amounts falling due within one year:
Bank overdraft	1,512	1,144	—	—
Obligations under finance leases	376	347	—	—
Trade creditors	1,263	2,165	—	—
Amounts owed to subsidiary undertakings	—	—	21,175	—
Taxation and social security	—	342	—	—
Other creditors	504	426	—	—
Accruals(i)	6,344	3,553	30	247
Deferred income	5,604	4,680	—	—

	15,603	12,657	21,205	247

(i)	Includes accrued employee benefits of £1,159,000 and other accrued liabilities of £3,400,000 (2003: accrued employee benefits of £1,091,000 and other accrued liabilities of £680,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

16 Creditors

	Group 2004 £’000	Group 2003 £’000
Amounts falling due after more than one year:
Obligations under finance leases	444	821
Other creditors	—	287
Deferred income	20,206	17,044

	20,650	18,152

Borrowings are repayable as follows –
Bank overdraft:
Due within one year or on demand (note 15)	1,512	1,144

Finance leases:
Due within one year (note 15)	376	347
Due in more than one year but not more than two years	405	376
Due in more than two years but not more than five years	39	445

	820	1,168

Total due within one year or on demand	1,888	1,491
Total due in more than one year but not more than two years	405	376
Total due in more than two years but not more than five years	39	445

	2,332	2,312

Accounts & Notes | Notes to the financial statements cont.

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

The Group’s liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

•	Investments only in freely negotiable instruments or deposits with specified banks and building societies.

•	For the whole fund, minimum credit ratings for any counterparty, with further restrictions for particular types of investment.

•	For the whole fund, a minimum credit rating profile and maximum exposures to individual counterparties dependent on their minimum credit ratings.

•	For the whole fund, a maturity profile which is tailored to the Group’s expected cash requirements (as investments are generally held to maturity).

•	No currency exposure or short positions.

These criteria are set by the Audit Committee and are reviewed when deemed necessary. The principal purpose of the Group’s liquid resources is for future funding and hence their safeguarding is considered to be paramount and therefore priority is given to security and liquidity over the yield achieved. The criteria for fund management reflect this. The Audit Committee reviews the return made on the Group’s funds against benchmark market returns quarterly. The majority of the Group’s investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group’s interest income.

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

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid(iii) £’000	Total £’000
At 30 September 2004
Sterling assets/(liabilities)	8,000	84,758	(820)	(608)	91,330
United States Dollar assets	—	1,571	—	—	1,571
Other assets	—	3	—	—	3

Book value	8,000	86,332	(820)	(608)	92,904

Fair value	7,969	86,343	(820)	(608)	92,884

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid(iii) £’000	Total £’000
At 30 September 2003
Sterling assets/(liabilities)	23,000	84,920	(1,168)	(1,030)	105,722
United States Dollar assets	—	936	—	—	936
Other assets	—	2	—	—	2

Book value	23,000	85,858	(1,168)	(1,030)	106,660

Fair value	22,958	85,854	(1,168)	(1,030)	106,614

(i)	Interest rates determined for more than one year.

(ii)	Interest rates determined at least once a year.

(iii)	Net of offsets, where applicable.

In addition, CAT holds shares in MorphoSys at a cost of £3,157,000 (2003: £3,373,000) as fixed asset investments which are non-interest bearing. (See note 12.)

17 Financial instruments cont.

The weighted average return on the fixed rate financial assets was 4.5% (2003: 3.6%), which was fixed over a weighted average term of 1.5 years (2003: 1.2 years).The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was 14.8% (2003: 14.8%) which was fixed over a weighted average term of 3.8 years (2003: 3.8 years).

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded.The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation.These are payable on demand.There are no undrawn committed borrowing facilities.The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures At the year end the Group’s individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2004
Functional currency: Sterling	820	—	(395)	425
United States Dollar	—	(7,587)	—	(7,587)

	820	(7,587)	(395)	(7,162)

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2003
Functional currency: Sterling	(467)	—	84	(383)
United States Dollar	—	(4,253)	—	(4,253)

	(467)	(4,253)	84	(4,636)

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18 Called-up share capital and share premium

Authorised	2004 £’000	2003 £’000
75,000,000 (2003: 50,000,000) ordinary shares of 10p each	7,500	5,000

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

Allotted, called-up and fully paid	10p ordinary shares Number	Issued share capital £’000	Share premium £’000
At 1 October 2003	38,338,320	3,834	212,883
Issued to the Share Incentive Plan	132,019	13	562
Exercise of options	129,327	13	361
In lieu of fees(i)	10,272	1	43
To Genzyme Corporation (as part of a subscription agreement) in October 2003(ii)(iii)	2,500,000	250	12,980

At 30 September 2004	41,109,938	4,111	226,829

(i)	All Non-Executive Directors elected to take 25% of their annual fees in shares.

(ii)	Net of expenses.

(iii)	Shares were issued at a price of £5.32 per share, being the average closing mid-market price on 18 September 2003.

Accounts & Notes | Notes to the financial statements cont.

18 Called-up share capital and share premium cont.

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

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding bonuses) in any financial year. One or more objective performance conditions is applied to all options granted under the scheme to determine whether they will become exercisable. These performance conditions are determined by the Remuneration Committee.

For option grants of up to 1.5 times basic salary, the Remuneration Committee has determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must exceed the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversaries of the date of grant. During the year, the Committee reviewed this condition for option grants of up to 1.5 times basic salary and determined that for options granted on or after 15 November 2004 this condition will only be tested on the third anniversary of grant and it has not vested on that occasion again on the fourth anniversary of grant and that thereafter if the option has not vested that it will automatically lapse.

For option grants in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example if CAT’s TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if the TSR in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basis salary would become exercisable.

For all option grants, the figure which is used for CAT’s share price in determining whether options have become exercisable is the closing price of a share as derived from the London Stock Exchange Daily Official List averaged over a period of 20 consecutive business days. This reduces the possibility of options becoming exercisable when there is a short term fluctuation in the share price.

Share Incentive Plan (SIP) The Company has established an Inland Revenue approved SIP which complies with Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP has four elements: free shares, partnership shares, matching shares and dividend shares. The Company does not operate the dividend share element of the scheme. Free shares can be appropriated to employees with a maximum market value of £3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance-related element. All of CAT’s employees and Executive Directors employed on 1 April in the relevant financial year are eligible for the award of free shares. Partnership shares may be purchased by employees out of their pretax salary up to £1,500 (or 10% of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. Under the rules of the SIP the Directors are given discretion to determine the ratio of partnership shares to matching shares. The ratio is currently 1:1. Free shares and matching shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances. The Board has the discretion to amend this ratio if it so determines.

Executive Incentive Plan (EIP) The operation of the EIP is supervised by the Remuneration Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) To deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) As a co-investment scheme whereby an investment made by a participant, on the London Stock Exchange (or such other market or exchange on which shares may be freely bought or sold), from personal funds (Invested Shares), for example through a reinvestment of part of an annual bonus, is matched with free shares (Matching Shares). These matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the par value of the Company’s shares (10p per share). Awards are neither transferable nor pensionable.

No awards may be granted over shares in any financial year whose value is greater than one times an employees’ annual rate of salary for Restricted Awards and 45% of salary for Matching Shares.

Where the EIP is operated in the same financial year as the CSOP the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times his annual salary.

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

Restricted Awards The applicable performance condition is one based on the Company’s relative Total Shareholder Return (i.e. growth in share price plus dividends re-invested). Performance will be measured over the three years starting 1 April or 1 October before each grant takes place. The Restricted Awards will vest in respect of 25% of the shares for performance equal to the Total Shareholder Return on the FTSE All Share Index rising on a straight line basis to 100% vesting for 33% out performance over the three year period. If the performance condition is not satisfied after the first three years, the Restricted Award will lapse; there will be no opportunity for retesting.

Alternative but broadly no less demanding conditions may be set for below board level executives if the Remuneration Committee feels that these would be a more appropriate way of motivating selected executives (e.g. achieving regulatory approval for certain drugs or achieving revenue targets). In respect of grants which have been made to date however, only the performance condition described above has been used.

Matching Awards The performance condition will be based on the Company’s Total Shareholder Return as compared with selected UK listed biotechnology/pharmaceutical companies (but with current market values of at least £50 million) over a three, four or five year period. The current peer group is Acambis, Antisoma, Ark Therapeutics, AstraZeneca, Axis Shield, Galen Holdings, GlaxoSmithKline, Goldshield Group, Oxford Biomedica, Phytopharm, Shire Pharmaceuticals, Skye Pharma and Xenova. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

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

At 30 September 2004 options had been granted over ordinary shares of the Company as follows:

	Exercise price		Earliest date exercisable	Latest date exercisable	Notes		Maximum number
Old schemes		£1.28	28 Apr 1998	27 Apr 2005			25,000
	US$	4.80	19 Apr 1999	19 Apr 2006			75,000
		£3.00	4 Sept 1999	3 Sept 2006			1,500
CSOP		£5.00	24 Mar 2000	23 Mar 2007	(i	)	25,670
		£5.00	24 Mar 2000	23 Mar 2007	(i	)	30,230
		£5.58	2 Jun 2000	1 Jun 2007	(i	)	5,375
		£5.00	19 Dec 2000	18 Dec 2004	(i	)	49,000
		£5.00	19 Dec 2000	18 Dec 2007	(i	)	31,000
		£5.00	25 Jun 2001	24 Jun 2008	(i	)	27,500
		£5.00	27 Nov 2001	26 Nov 2008	(i	)	15,000
		£2.42	27 Nov 2001	26 Nov 2005	(i	)	81,182
		£2.42	27 Nov 2001	26 Nov 2008	(i	)	35,641
		£2.10	28 May 2002	27 May 2009	(i	)	3,125
		£2.87	3 Dec 2002	2 Dec 2006	(ii	)	223,279
		£2.87	3 Dec 2002	2 Dec 2009	(ii	)	53,536
		£30.54	1 Dec 2003	30 Nov 2007	(ii	)	50,109
		£30.54	1 Dec 2003	30 Nov 2010	(ii	)	17,513
		£25.66	25 May 2004	24 May 2008	(ii	)	1,458
		£25.66	25 May 2004	24 May 2011	(ii	)	7,398
		£21.62	18 Jun 2004	17 Jun 2008	(ii	)	3,471
		£17.07	30 Nov 2004	29 Nov 2008	(ii	)	29,181
		£17.07	30 Nov 2004	29 Nov 2011	(ii	)	34,895
		£17.04	4 Dec 2004	3 Dec 2008	(ii	)	86,343
		£17.04	4 Dec 2004	3 Dec 2011	(ii	)	1,341
		£10.83	24 May 2005	23 May 2012	(ii	)	76,322
		£10.83	24 May 2005	23 May 2012	(iii	)	15,005
		£5.13	22 Nov 2005	21 Nov 2012	(ii	)	201,006
		£5.13	22 Nov 2005	21 Nov 2012	(iii	)	35,796
		£4.60	23 May 2006	22 May 2013	(ii	)	203,564
		£4.60	23 May 2006	22 May 2013	(iii	)	36,739
CSOP – granted in year and outstanding at 30 September 2004		£4.31	21 Nov 2006	20 Nov 2013	(ii	)	250,745
		£4.38	12 Dec 2006	11 Dec 2013	(ii	)	5,000
		£5.24	21 May 2007	20 May 2014	(ii	)	130,939
EIP – granted in year and outstanding at 30 September 2004		£0.10	20 Feb 2007	19 Feb 2010	(iv	)	131,673
		£0.10	20 Feb 2007	19 Feb 2010	(iv	)	46,635
		£0.10	25 May 2007	24 May 2010	(iv	)	19,742

Total							2,066,913

(i)	These options were subject to the condition as stated in note (ii) below.This condition had been satisfied as at 30 September 2002.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index.The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%.

(iv)	The applicable Performance Condition is described under the heading Executive Incentive Plan in this note 18.

19 Profit and loss account and other reserve

	Group Profit and loss £’000	Group Other reserve £’000	Company Profit and loss £’000
At 1 October 2003	(122,431)	13,456	23,178
Retained (loss)/profit for the year	(38,126)	—	2,661
Employee share options(i)	144	—	—
Foreign exchange translation	1,099	—	—

At 30 September 2004	(159,314)	13,456	25,839

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made.This is offset by a credit to the profit and loss account reserve.

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20 Reconciliation of movements in Group shareholders’ funds

	2004 £’000	2003 £’000
Loss for the financial year	(38,126)	(39,191)
Other recognised gains and losses relating to the year	1,099	606

	(37,027)	(38,585)
New shares issued	14,223	10,562
Employee share options	144	—

Net decrease in shareholders’ funds	(22,660)	(28,023)
Opening shareholders’ funds	107,742	135,765

Closing shareholders’ funds	85,082	107,742

21 Reconciliation of operating loss to operating cash flows

	2004 £’000	2003 £’000	2002 £’000
Operating loss	(42,192)	(46,124)	(38,150)
Depreciation charge	2,826	2,989	2,617
Amortisation of intangible assets	1,051	1,050	882
(Profit)/loss on disposal of fixed assets	(3)	94	—
Shares received from MorphoSys	—	(3,589)	—
Write down of fixed asset investment	215	—	—
EIP charge	144	—	—
Shares issued to buy out DRC royalty agreement	—	—	6,149
Increase in debtors	(24)	(1,285)	(158)
Increase in deferred income	4,086	10,597	84
Increase in creditors (excluding deferred income)	2,830	449	1,768

Net cash outflow from operating activities	(31,067)	(35,819)	(26,808)

Accounts & Notes | Notes to the financial statements cont.

22 Analysis of cash flows

	2004 £’000	2003 £’000	2002 £’000
Returns on investments and servicing of finance:
Interest received	4,295	5,095	7,558
Interest element of finance lease rentals	(78)	(46)	—

Net cash inflow	4,217	5,049	7,558

Taxation:
Research and development tax credit received	—	5,785	920
Overseas tax paid	(64)	(575)	—

Net cash (outflow)/inflow	(64)	5,210	920

Capital expenditure and financial investment:
Purchase of intangible fixed assets	—	(2,673)	(2,067)
Purchase of tangible fixed assets	(1,032)	(5,413)	(7,894)
Proceeds from the sale of tangible fixed assets	6	4	—

Net cash outflow	(1,026)	(8,082)	(9,961)

Management of liquid resources:
(Increase)/decrease in term deposits	(11,647)	1,769	9,749
Net sale of securities	27,004	17,009	19,785

Net cash inflow	15,357	18,778	29,534

Financing:
Issue of ordinary share capital	14,223	10,562	1,448
Proceeds from new finance lease commitments	—	1,389	—
Capital elements of finance lease rental payments	(348)	(221)	—

Net cash inflow	13,875	11,730	1,448

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

23 Analysis and reconciliation of net funds

	1 October 2003 £’000	Cash flow £’000	Exchange movement £’000	30 September 2004 £’000
Cash at bank and in hand	1,056	1,660	(38)	2,678
Overdrafts	(1,144)	(368)	—	(1,512)

		1,292	(38)
Liquid resources	107,916	(15,357)	—	92,559

Net cash and liquid resources	107,828	(14,065)	(38)	93,725
Finance leases	(1,168)	348	—	(820)

Net funds	106,660	(13,717)	(38)	92,905

23 Analysis and reconciliation of net funds cont.

	2004 £’000	2003 £’000	2002 £’000
Increase/(decrease) in cash in the year	1,292	(3,134)	2,691
Decrease in liquid resources	(15,357)	(18,778)	(29,534)
Cash outflow/(inflow) from increase in lease financing	348	(1,168)	—

Change in net funds resulting from cash flows	(13,717)	(23,080)	(26,843)
Exchange movement	(38)	(35)	(32)

Movement in net funds in year	(13,755)	(23,115)	(26,875)
Net funds at 1 October 2003	106,660	129,775	156,650

Net funds at 30 September 2003	92,905	106,660	129,775

24 Financial commitments

Capital commitments of the Group were as follows:

	Group 2004 £’000	Group 2003 £’000
Contracted but not provided for	2	56

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

	Land and buildings 2004 £’000	Other 2004 £’000	Land and buildings 2003 £’000	Other 2003 £’000
Expiry date:
– within one year	—	—	—	1
– between two and five years	—	64	—	44
– after five years	2,001	—	1,832	—

The Company had no capital or operating lease commitments.

In addition to the commitments above CAT has agreed to bear fifty percent of programme costs through to early 2006 under an amended collaboration agreement with Genzyme. Due to the nature of this collaborative arrangement it does not give rise to specified cash outflows.

25 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2004 were £1,009,000 (2003: £988,000; 2002: £875,000).

26 Post balance sheet event

On 21 November 2004, CAT and AstraZeneca signed a major strategic alliance to discover and develop human antibody therapeutics. Under the terms of the collaboration agreement, the companies will jointly undertake the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. The alliance will include a five year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of $175 million during this phase which the parties will fund 50:50. In addition, under a separate subscription agreement AstraZeneca will subscribe in cash for 10,217,983 CAT shares at a price of £7.34 per share for a total investment of £75 million. Based on CAT shares in issue as at 21 November 2004 this represents a 19.9% interest in the enlarged issued share capital of CAT. The collaboration agreement is conditional on the completion of the subscription agreement. The issue of shares to AstraZeneca under the subscription agreement requires the approval by CAT shareholders of the disapplication of statutory pre-emption rights.

Accounts & Notes | Notes to the financial statements cont.

27 Litigation

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, in November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London. The trial commenced on 22 November 2004, with an estimated length of three weeks. It is impossible to predict with any certainty the eventual outcome of legal proceedings and there can be no assurance that the Company will be successful in its claim. An adverse result may impact on the value of the Company (and its future revenues).

CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC’s claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit, and accordingly, no provision has been made.

CAT was named, together with numerous other defendants who practise or rely on antibody phage display to discover antibodies, as a defendant in a complaint dated 14 August 2003 filed by Dr. George Pieczenik in the United States Federal District Court for the Southern District of New York. The complaint, among other allegations, purported to assert claims of patent infringement with respect to a patent issued on 12 August 2003 to Dr. Pieczenik. Dr. Pieczenik sought a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringements. The complaint was subsequently amended to include claims against the United States Patent and Trademark Office and the FDA seeking re-examination and other remedies regarding certain patents held by the defendants, including CAT and MRC. All of Dr. Pieczenik’s claims against CAT were dismissed by the District Court on 16 March 2004 for lack of personal jurisdiction over CAT. The claims against the other defendants were dismissed in a series of separate orders. Dr. Pieczenik has filed an appeal in the United States Court of Appeals for the Federal Circuit relating to certain orders entered concerning other defendants, including the United States Patent and Trademark Office, but has not appealed against the order dismissing his claims against CAT. The appeal is currently pending.

28 Accounting treatment of litigation expenses

CAT has provided for all litigation expenses incurred in relation to the Abbott litigation during the twelve month period ending 30 September 2004. A provision has not been included in the current year results for Abbott’s costs which CAT would be liable for in the event that it loses the legal proceedings and the court orders that it pays some or all of Abbott’s costs.

29 Reconciliation to US GAAP

Summary of significant differences between UK GAAP followed by the Group and US GAAP The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of adjustments to net loss and shareholders’ funds required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP.

Reconciliation of net loss from UK GAAP to US GAAP

	Notes		2004 £’000	2003 £’000	2002 £’000
Net loss as reported under UK GAAP			(38,126)	(39,191)	(28,207)
Adjustments for:(i)
Compensation costs under variable plan accounting for stock options	(a	)	—	(597)	(3,703)
Acquisition of Aptein Inc.	(b	)	(16)	(16)	(16)
Revenue recognition	(c	)	422	422	422
Accounting for National Insurance on share options	(d	)	2	13	(248)
Employee share options	(e	)	144	—	—
Profit on sale of Denzyme ApS	(f	)	—	—	229
Termination of DRC royalty agreement	(g	)	—	—	723
Direct costs	(h	)	909	—	—
Foreign exchange difference	(i	)	(20)	(250)	(491)

Net loss as reported under US GAAP			(36,685)	(39,619)	(31,291)

(i)	The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

Loss per share under US GAAP Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128, ‘Earnings per Share’. Under SFAS No. 128, basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period.The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company’s potential dilutive securities (employee options) are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

	2004		2003		2002
Basic and diluted net loss per ordinary share (pence)	89.8	p	108.7	p	87.3	p
Shares used in computing net loss per ordinary share (number)	40,866,684		36,440,993		35,828,446
Antidilutive securities, not included above (number)	352,176		289,640		867,316

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders’ funds from UK GAAP to US GAAP

	Notes		2004 £’000	2003 £’000	2002 £’000
Shareholders’ funds as reported under UK GAAP			85,082	107,742	135,765
Acquisition of Aptein Inc.	(b	)	95	111	127
Revenue recognition	(c	)	(1,531)	(1,953)	(2,375)
Accounting for National Insurance on stock options	(d	)	96	94	81
Direct costs	(h	)	909	—	—
Unrealised holding gain on available for sale securities	(j	)	5,493	106	—

Shareholders’ funds as reported under US GAAP			90,144	106,100	133,598

Accounts & Notes | Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

Movement in shareholders’ equity under US GAAP

	Number of shares	Share capital £’000	Share premium account £’000	Other reserve £’000	Accumulated loss £’000	Total shareholders’ equity £’000
Balance, 30 September 2002	36,214,349	3,621	219,637	13,497	(103,157)	133,598
Shares issued	2,123,971	213	10,349	—	—	10,562
Compensation costs for stock options	—	—	597	—	—	597
Foreign exchange translation	—	—	—	—	856	856
Unrealised holding gain on available for sale securities	—	—	—	—	106	106
Net loss for the year under US GAAP	—	—	—	—	(39,619)	(39,619)

Total comprehensive loss					(38,657)

Balance, 30 September 2003	38,338,320	3,834	230,583	13,497	(141,814)	106,100
Shares issued	2,771,618	277	13,946	—	—	14,223
Foreign exchange translation	—	—	—	—	1,119	1,119
Unrealised holding gain on available for sale securities	—	—	—	—	5,387	5,387
Net loss for the year under US GAAP	—	—	—	—	(36,685)	(36,685)

Total comprehensive loss					(30,179)

Balance, 30 September 2004	41,109,938	4,111	244,529	13,497	(171,993)	90,144

Total accumulated other comprehensive loss at 30 September 2003 was £1,550,000 (£1,444,000 – foreign currency translations; £106,000 unrealised holding gain on available for sale securities) and at 30 September 2004 was £8,056,000 (£2,563,000 – foreign currency translations; £5,493,000 – unrealised gain on available for sale securities).

The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

(a) Compensation costs under variable plan accounting for stock options CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees’, the Company is required to follow variable plan accounting for these grants.The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. Compensation cost recorded for US GAAP purposes in the years ended 30 September 2003 (£697,000) and 30 September 2002 (£3,703,000) represents the difference between the CAT share price and the exercise price on the US GAAP measurement date for options where the performance period expired. For UK GAAP purposes, as indicated above, such options were accounted for at the time of the initial grant.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (Aptein) in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset.The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with FRS 7 ‘Fair Values in Acquisition Accounting’, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders’ funds as ‘shares to be issued’.The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

Under US GAAP, in accordance with the accounting standard then in force, contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

(c) Revenue recognition The nature of the Group’s principal revenue streams and the Group’s accounting policy for revenue recognition under UK GAAP are as detailed in note 1.

29 Reconciliation to US GAAP cont.

The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple element arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2004, 2003 and 2002 licence revenues under US GAAP were therefore £422,000 higher due to the recognition of deferred income in the period.

(d) Accounting for National Insurance on share options Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision has been made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value. The provision at 30 September 2004 was £96,000 and the net charge for the year then ended amounted to £2,000.

Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 ‘Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation’, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises. This adjustment removes the timing difference relating to the expense in the income statement.

(e) Employee share options CAT has granted stock options to employees that will vest upon the attainment of certain performance targets. Awards made through the Executive Incentive Plan have been granted at less than market value.

Under UK GAAP, in accordance with UITF 17 (revised 2000), ‘Employee Share Schemes’, the Company recognises a charge that reflects the intrinsic value of these awards made. The charge is recognised in the profit and loss account over the performance period.

Under US GAAP, APB Opinion 25, ‘Accounting for Stock Issued to Employees’, (see note (a) for further details), the Company does not recognise a charge in its profit and loss account until the awards have vested as the performance targets are outside the control of the Group.

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

Under UK GAAP the share price applied to this transaction defined in the contract, was the volume weighted average closing CAT share price over the ten days prior to 30 April 2002, being the date that the Group notified DRC that it intended to terminate the royalty agreement. This resulted in a credit to the share premium account of £6,102,000.

Under US GAAP the share price applied was the fair value of the closing CAT share price on the 30 April 2002, resulting in a credit to the share premium account of £5,379,000.

(h) Direct costs The Company receives royalties on product sales, and under certain licences and collaboration agreements royalties are then payable to Medical Research Council and other licensors. In respect of product sales of HUMIRA, the amounts payable to Medical Research Council and other licensors are dependent on the outcome of the legal proceedings between CAT and Abbott.

Under UK GAAP, accounting for contingencies is governed by FRS 12, ‘Provisions, Contingent Liabilities and Contingent Assets’. FRS 12 requires the recognition of a provision when an entity has a present obligation as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the obligation. The term ‘probable’ is defined as ‘more likely than not’, which generally denotes any statistical chance greater than 50%. FRS 12 requires that, where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of that range is used in measuring the provision.

The Company has accounted for the royalties potentially payable to Medical Research Council by applying the principles of FRS 12, and has recognised a provision using the mid-point of the expected range of possible outcomes.

Under US GAAP, accounting for contingencies is governed by Financial Accounting Standards Board (FASB) Statement No. 5, ‘Accounting for Contingencies’, and Interpretation No. 14 (FIN 14), ‘Reasonable Estimation of the Amount of a Loss’. Similar to UK GAAP, SFAS 5 requires the recognition of a provision when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. However, the term ‘probable’ as used in US GAAP generally denotes a higher probability than under UK GAAP. Furthermore, where there is a range of possible outcomes, and no amount within the range appears at the time to be a better estimate than any other amount, the minimum amount in the range should be accrued.

Accordingly, under US GAAP, the Company has not recognised a provision as the obligation is not probable and hence, an additional liability has not been incurred in respect of the contingent element of royalties discussed above.

Accounts & Notes|Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

(i) Foreign currency translation Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

(j) Publicly traded investments In August 2003, CAT received 588,160 newly issued shares from MorphoSys under the terms of the agreement, dated 23 December 2002. Under UK GAAP the value of the majority of these shares (to which CAT is entitled) has been classified as a fixed asset investment, the remainder, being the amount due to The Scripps Research Institute, Stratagene and Medical Research Council, as a current asset investment, at the value of the shares on the date they were received, less any provision for impairment. CAT holds no other publicly traded investments.

Under US GAAP, SFAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available for sale or held to maturity. Investments, such as the MorphoSys shares to which CAT is entitled, accounted for as trading and available for sale are marked to market if there is a readily determinable market value. The unrealised gain or loss on the securities is recorded through income for trading securities and as a component of other comprehensive loss for available for sale securities. Held to maturity securities are recorded at historical cost. Any other than temporary declines in market value are recorded in earnings.

(k) Taxation Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2004, 2003 and 2002, CAT had approximately £133 million, £100 million and £79 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

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

	2004 £’000	2003 £’000	2002 £’000
Net cash used in operating activities	(26,546)	(24,416)	(18,330)
Net cash provided by/(used in) investing activities	3,901	19,576	(5,106)
Net cash provided by financing activities	13,875	10,341	1,448
Effects of exchange rate changes on cash and cash equivalents	(38)	(35)	(32)

(Decrease)/increase in cash and cash equivalents	(8,808)	5,466	(22,020)
Beginning cash and cash equivalents	74,045	68,579	90,599

Ending cash and cash equivalents	65,237	74,045	68,579

29 Reconciliation to US GAAP cont.

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is presented below for the years ended 30 September:

	2004£’000	2003£’000	2002£’000
Operating activities:
Net cash used in operating activities under UK GAAP	(31,067)	(35,819)	(26,808)
Returns on investments and servicing of finance	4,217	5,049	7,558
Taxation	(64)	5,210	920
Increase in bank overdrafts	368	1,144	—

Net cash used in operating activities under US GAAP	(26,546)	(24,416)	(18,330)

Investing activities:
Capital expenditure and financial investment under UK GAAP	(1,026)	(8,082)	(9,961)
Sale of tangible fixed assets	—	1,389	—
Management of liquid resources under UK GAAP	15,357	18,778	29,534
Cash equivalents with a maturity of less than three months	(10,430)	7,491	(24,679)

Net cash used in investing activities	3,901	19,576	(5,106)

Financing activities:
Financing activities under UK GAAP	13,875	11,730	1,448
Proceeds from new finance lease commitments	—	(1,389)	—

Net cash provided by financing activities under US GAAP	13,875	10,341	1,448

Movement in cash:
Increase/(decrease) in cash under UK GAAP	1,292	(3,134)	2,691
Cash equivalents with a maturity of less than three months	(10,430)	7,491	(24,679)
Effects of exchange rate changes on cash and cash equivalents	(38)	(35)	(32)
Increase in bank overdrafts	368	1,144	—

	(8,808)	5,466	(22,020)

Accounting for share-based compensation As permitted under SFAS 123,’ Accounting for Stock-Based Compensation’, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25,’ Accounting for Stock Issued to Employees’. Accordingly, for the years ended 30 September 2004, 2003 and 2002, compensation expenses of nil, £597,000 and £3,703,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company’s charge to income for the years ended 30 September 2004, 2003 and 2002 would have been £1,989,000, £2,326,000 and £1,523,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

		2004 £’000		2003 £’000		2002 £’000
Net loss, as reported		(36,685)		(39,619)		(31,291)
Add:	Stock-based employee compensation expense included in reported net loss	—		597		3,703
Deduct:	Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,989)		(2,326)		(1,523)

Pro forma net loss		(38,674)		(41,348)		(29,111)

Loss per share
Basic – as reported		89.8	p	108.7	p	87.3	p
Basic – pro forma		94.6	p	113.5	p	81.3	p

Accounts & Notes | Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

Year ending	Dividend yield	Annual standard deviation (volatility)	Risk-free interest rate	Expected life Years
30 September 2004	0%	65%	4.9%	5.4
30 September 2003	0%	65%	4.2%	5.5
30 September 2002	0%	65%	4.9%	5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to ‘WAEP’, Weighted Average Fair Value to ‘WAFV’ and Weighted Average Remaining Contractual Life to ‘WARCL’.

The movement in options outstanding during the three years ended 30 September 2004, 2003 and 2002, is summarised in the following table:

	Number	2004 WAEP £	Number	2003 WAEP £	Number	2002 WAEP £
Outstanding at 1 October	1,726,607	6.94	1,501,807	6.97	1,517,978	4.92
Granted during the year	491,495	3.78	522,762	4.88	283,121	14.96
Exercised during the year	(129,327)	2.89	(188,447)	2.77	(255,634)	3.07
Forfeited during the year	(128,659)	8.72	(35,360)	8.43	(43,658)	10.57
Expired during the year	—	—	(74,155)	2.87	—	—

Outstanding at 30 September	1,960,116 (i)	6.30	1,726,607	6.94	1,501,807	6.97

Exercisable at 30 September	761,987	6.10	862,977	3.42	663,657	3.51

The following table summarises the value of options granted during the years ending 30 September 2004, 2003 and 2002.

Exercise price relative to market price	WAFV £	2004 WAEP £	WAFV £	2003 WAEP £	WAFV £	2002 WAEP £
Equals	—	—	—	—	—	—
Exceeds	2.79	4.62	—	—	10.28	17.05
Is less than	4.65	0.10	3.10	4.88	7.42	10.83

Total	3.14	3.78	3.10	4.88	9.32	14.96

The following tables summarise information about the stock options outstanding at 30 September 2004, 2003 and 2002.

	Outstanding as at 30 September 2004				Exercisable as at 30 September 2004
Range of exercise prices £	Number		WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	91,253		0.10	5.42	—	—
1 – 2.99	421,763		2.65	2.45	421,763	2.65
3 – 4.99	572,548		4.28	7.92	76,500	3.16
5 – 9.99	551,516		5.12	6.42	183,775	5.02
10 – 19.99	243,087		14.71	7.35	—	—
20 – 31	79,949		29.61	4.31	79,949	29.61

Total	1,960,116	(i)	6.30	5.99	761,987	6.10

(i)	The stock options outstanding at 30 September 2004 shown above do not include the total potential number of awards that could be granted under the matching element of the Executive Incentive Plan. The total number of awards that could be granted under this scheme are detailed in note 18. The applicable Performance Condition is described under the heading Executive Incentive Plan in note 18. All other options granted under the terms of the CSOP, detailed in note 18 have been included in the Black-Scholes calculation.

29 Reconciliation to US GAAP cont.

	Outstanding as at 30 September 2003			Exercisable as at 30 September 2003
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	547,160	2.66	3.41	547,160	2.66
3 – 4.99	322,063	4.25	7.93	77,929	3.16
5 – 9.99	502,317	5.08	6.12	234,760	5.02
10 – 19.99	264,326	14.88	8.34	—	—
20 – 31	90,741	29.45	5.32	3,128	23.03

Total	1,726,607	6.94	5.90	862,977	3.42

	Outstanding as at 30 September 2002			Exercisable as at 30 September 2002
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	699,450	2.66	4.32	224,718	2.20
3 – 4.99	189,179	3.06	3.78	189,179	3.06
5 – 10	249,760	5.02	3.79	249,760	5.02
10 – 19.99	269,883	14.88	9.34	—	—
21 – 31	93,535	29.46	6.33	—	—

Total	1,501,807	6.97	5.19	663,657	3.51

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30%) to loss before taxation, using UK GAAP measurement principles, is as follows:

	2004 £’000	2003 £’000	2002 £’000
Income tax expense computed at statutory income tax rate	(11,418)	(12,530)	(9,529)
Permanent differences	806	(438)	(1,041)
Research and development tax credit claimed	—	(3,148)	(3,557)
Prior year adjustment to UK losses brought forward	45	6,056	—
Prior year adjustment to US losses brought forward	1,242	1,556	—
Change in valuation allowance	9,325	5,356	10,570
Foreign tax suffered	64	—	—

Charge/(credit) for income taxes	64	(3,148)	(3,557)

Under UK GAAP, withholding taxes are included within the corporation tax charge for the year. Under US GAAP, the withholding tax is reclassified and presented as a component of general and administrative expenses.

Accounts & Notes | Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

Net deferred taxes are analysed as follows:

	2004 £’000	2003 £’000	2002 £’000
Deferred tax assets:
Losses carried forward	39,272	30,154	23,658
Other short term timing differences	—	—	58

	39,272	30,154	23,716
Valuation allowance	(37,125)	(27,800)	(22,444)

Net deferred tax asset	2,147	2,354	1,272
Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(2,315)	(2,354)	(1,272)
Other short term timing differences	168	—	—

Net deferred taxes	—	—	—

As discussed in Note 8, the Group recorded a research and development tax credit in the 2003 financial year. This credit resulted in a surrender of certain losses for which a valuation allowance was recorded in the prior year. The change in valuation allowance above includes the establishment of the valuation allowance for the current year and the decrease in the valuation allowance resulting from the surrender of prior year losses.

As at 30 September 2004 the Group had approximately £131 million of tax losses available to carry forward indefinitely against future trading profits.

Aptein, the Group’s only overseas subsidiary, has no distributable earnings and therefore no provision has been made for the deferred tax liability in respect of earnings to be distributed from Aptein to the United Kingdom.

There are no deferred taxes recorded in the current year as there are net operating losses that fully offset the deferred tax liability.

Accounting pronouncements In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, ‘Revenue Recognition’. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. In the updated SAB Topic 13, the SEC staff indicated their belief that revenue is generally realised or realisable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

The Group believes it is following the guidance of SAB 104.

In January 2003, the FASB issued FASB Interpretation FIN No. 46, ‘Consolidation of Variable Interest Entities – an interpretation of ARB No. 51’ (FIN 46). The interpretation addresses consolidation by business enterprises of Variable Interest Entities (VIEs) that either, do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after 31 January 2003, if it is reasonably possible that as of the transition date, the enterprise will be the primary beneficiary of an existing VIE that will require consolidation, or the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FIN No. 46R, ‘Consolidation of Variable Interest Entities’ (FIN 46R). FIN 46R changes the effective date of FIN 46 for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003. The adoption of FIN 46R did not have any impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force reached a consensus on a three-step impairment model in Issue No. 03-1 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ (EITF 03- 1). The three-step model must be applied on a security-by-security basis as follows: Step 1: Determine whether an investment is impaired; Step 2: Evaluate whether an impairment is other-than-temporary. For equity securities an impairment is presumed to be other-than-temporary unless the investor has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted market price recovery of the investment, and evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Step 3: If the impairment is other-than-temporary, recognise an impairment loss equal to the difference between the investment’s cost and its fair value. The effective date for implementation of portions of EITF 03-1 has been delayed as at 30 September 2004.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

By:	/s/ JOHN ASTON
Name:	John Aston
Title:	Chief Financial Officer
Date:	December 16, 2004

S-1

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association*

1.2	New Articles of Association****

2.1	Specimen of ordinary share certificate**

2.2	Form of Deposit Agreement**

2.3	Form of ADR**

+4.1	License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council**

+4.2	Collaboration and License Agreement, dated November 21, 2004, by and between AstraZeneca UK Limited, Cambridge Antibody Technology Limited and Cambridge Antibody Technology Group PLC.

4.3	Lease Agreement, relating to the lease of a building in South Cambridgeshire, England**

4.4	Lease Agreement, relating to facilities to be constructed in the future**

+4.5	Development and License agreement, dated April 1, 1995 by and between Cambridge Antibody Technology Limited and Knoll AG**

+4.6	Development and License Agreement, dated February 28, 1999, between Knoll AG and Cambridge Antibody Technology Limited**

+4.7	Amended and Restated License and Collaboration Agreement, dated as of September 19, 2003, between Cambridge Antibody Technology Limited and Genzyme Corporation****

+4.8	Collaboration Agreement, dated August 9, 1999, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.9	Antibody License Agreement, dated February 29, 2000, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.10	Research Collaboration and Service Agreement, dated March 29, 1999, by and among Genetics Institute, Inc. and Cambridge Antibody Technology Limited**

4.11	Not used.

4.12	Not used.

4.13	Form of Non-executive Director Service Agreement**

+4.14	Research, Development and Commercialization Agreement, dated January 24, 2001, between Elan Pharma International Limited and Cambridge Antibody Technology Limited***

+4.15	Commercial Manufacturing Services Agreement, dated November 23, 2001, between Cambridge Antibody Technology Limited and Lonza Biologics PLC*

+4.16	Antibody Library License Agreement, dated September 30, 2002, between Cambridge Antibody Technology Limited and Chugai Pharmaceutical Co., Ltd.****

4.17	The Cambridge Antibody Technology Group plc Executive Incentive Plan, dated February 7, 2003.****

4.18	Form of Service Agreement between Cambridge Antibody Technology Group PLC and (a) John Aston; and (b) David Glover.****

4.19	Service Agreement, dated February 22, 2002, between Cambridge Antibody Technology Group PLC and Peter Chambré.****

8.1	List of subsidiaries. The information required by this exhibit is contained in Note 12 (under the heading “Fixed asset investments”) to the financial statements included in this Form 20-F.

11.1	Code of Ethics of Cambridge Antibody Technology Group****

12.1	Certification of Peter Chambré pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John Aston pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Peter Chambré pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of John Aston pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report for the year ended September 30, 2004

15.2	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on November 26, 2004)

15.3	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on November 29, 2004)

15.4	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on December 14, 2004)

15.5	Consent of Deloitte & Touche

*	Filed with the Company’s Annual Report on Form 20-F/A for the 2002 Financial Year on October 14, 2003 under the same exhibit number.

**	Filed with the Company’s Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.

***	Filed with the Company’s Annual Report on Form 20-F/A for the 2001 Financial Year on October 14, 2003 under the same exhibit number.

****	Filed with the Company’s Annual Report on Form 20-F for the 2003 Financial Year on December 4, 2003 under the same exhibit number.

+	Confidential treatment requested for portions of this exhibit.