Form 20-F/A
period 2004-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2005-09-19
CIK 1067386

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1

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

Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed in order to amend Cambridge Antibody Technology Group plc’s Annual Report on Form 20-F for the fiscal year ended September 30, 2004, as originally filed with the Securities and Exchange Commission on December 16, 2004. This Amendment:

•	provides additional disclosure with respect to Cambridge Antibody Technology Group plc’s research and development expenses in Item 5; and

•	includes an amended introduction to the Report of Independent Registered Public Accountants.

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

Operating expenses

Operating expenses consist of the following for the three years ended September 30, 2004, 2003 and 2002:

				Variance
	2004	2003	2002	2004/2003	2003/2002
	£m	£m	£m	£m	£m
Research and development	(44.1)	(45.0)	(31.3)	0.9	(13.7)
General and administrative	(11.0)	(9.2)	(16.2)	(1.8)	7.0

Total	(55.1)	(54.2)	(47.5)	(0.9)	(6.7)

Research and development expenses

				Variance
	2004	2003	2002	2004/2003	2003/2002
	£m	£m	£m	£m	£m
External development expenses (i)
Trabio	(11.1)	(9.0)	(4.1)	(2.1)	(4.9)
CAT-192/GC-1008	(3.4)	(3.7)	(2.5)	0.3	(1.2)
Other (ii)	(4.0)	(2.5)	(1.7)	(1.5)	(0.8)

Total External development expenses	(18.5)	(15.2)	(8.3)	(3.3)	(6.9)
Staff costs and laboratory consumables (iii)	(15.1)	(16.5)	(14.4)	1.4	(2.1)
Infrastructure and depreciation	(6.5)	(6.9)	(4.8)	0.4	(2.1)
Other	(4.0)	(6.4)	(3.8)	2.4	(2.6)

Total	(44.1)	(45.0)	(31.3)	0.9	(13.7)

Average staff numbers	231	249	235	(18)	14

(i)	ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax and MYO-029 are being developed by third-party licensees of CAT and therefore CAT does not bear any costs associated with the research and development of such product candidates.

(ii)	Other external development expenses includes expenses for CAT-213, CAT-354 and expenses that are not allocated to any particular product candidate.

(iii)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

The increase in external development costs reflects a significant rise in spend on clinical trials over the last two years on CAT-funded programs, particularly Trabio and CAT-354.

In November 2004, CAT announced preliminary results from its first pivotal clinical trial of Trabio. Trabio failed to meet the primary endpoint of improving the outcome of glaucoma surgery compared to placebo. In March 2005, CAT announced that results of the second pivotal trial also failed to meet the primary endpoint of improving the outcome of surgery for glaucoma. At that time, CAT terminated further development of Trabio as a potential treatment for improving the outcome of glaucoma surgery. From October 1, 2004 going forward, CAT expects to incur costs related to Trabio of approximately £4.6 million, such costs being committed to by CAT prior to the termination of further development with respect to Trabio.

Under the collaboration with Genzyme, CAT currently bears 50% of program costs, which includes development costs for both CAT-192 and GC-1008. CAT-192 and GC-1008 are related programs within the collaboration, which generally relates to antibodies against TGFß. In 2004, the majority of expenditure in the collaboration related to GC-1008. In 2002 and 2003, expenditure was allocated to the collaboration as whole, rather than by individual program.

CAT and Genzyme have received FDA approval to begin a Phase I clinical trial of GC-1008 in idiopathic pulmonary fibrosis and expect to commence this trial during the second quarter of 2005. CAT and Genzyme also intend to commence a clinical trial of GC-1008 in various cancers and it is currently expected that an Investigational New Drug application will be filed for this trial by the end of 2005.

In February 2004, CAT announced results from a study in 45 scleroderma patients that demonstrated that CAT-192 was safe and well-tolerated. Following this, an analysis of all existing scleroderma study results was undertaken to facilitate understanding of the disease and its progression. After subsequent discussion with a panel of experts, suitable endpoints for a further trial in scleroderma could not be identified, and in May 2005 Genzyme and CAT concluded that no further development of CAT-192 in scleroderma will take place. There are no plans to pursue the study of CAT-192 in other indications.

Under the terms of the collaboration with Genzyme, as of October 1, 2004, CAT expects to fund the alliance with a further $33.6 million over the course of fiscal years 2005, 2006 and part of 2007, though the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and Genzyme have yet to determine the level of funding beyond that point.

Staff costs increased between 2002 and 2003 in line with increases in scientific staff numbers. The fall in staff costs between 2003 and 2004 relates to a decline in staff numbers, with the termination of the antibody microarray project in 2003, and also reflects some reallocations of staff between departments. Actual staff costs are not allocated to particular product candidates. Instead, a standard pre-determined full time equivalent rate which includes appropriate overhead costs is used for internal project reporting. Full time equivalents assigned to particular product candidates were as follows:

Full time equivalents assigned to a program

				Variance
	2004 Number	2003 Number	2002 Number	2004/2003 Number	2003/2002 Number
Trabio	21.4	24.4	17.7	(3.0)	6.7
CAT-192/GC-1008	13.4	14.9	20.2	(1.5)	(5.3)
Licensed Products (iv)	0	3.8	7.8	(3.8)	(4.0)
Other (v)	37.2	40.0	42.8	(2.8)	(2.8)

(iv)	Assigned to ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax and MYO-029. These programs are now being developed by third-party licensees of CAT and therefore CAT no longer assigns any full time equivalents to work on such product candidates.

(v)	Other includes full time equivalents assigned to CAT-213, CAT-354, product collaborations with Elan and Amgen/Immunex and other CAT-funded product development activities.

CAT is a relatively young company for the biopharmaceutical sector, and has only taken one product candidate through to Phase III clinical trials (Trabio). At present, most of CAT’s product candidates are at relatively early stages of development and there is considerable uncertainty in predicting future research and development costs as well as the timing of various stages of development associated therewith. For risks related to the timing of research and development of product candidates, please see Item 3.D.

Infrastructure and depreciation expenses increased between 2002 and 2003 with the move to and fit out of the Milstein Building, completed in early 2003. Other research and development expenditures in 2003 included the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002. Neither infrastructure and depreciation expenses or other research and development expenditures are allocated to particular product candidates.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

By:	/s/ JOHN ASTON
Name:	John Aston
Title:	Chief Financial Officer
Date:	September 19, 2005

S-1

INDEX TO EXHIBITS

Exhibit	Description

1.1	Memorandum of Association*

1.2	New Articles of Association****

2.1	Specimen of ordinary share certificate**

2.2	Form of Deposit Agreement**

2.3	Form of ADR**

+4.1	License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council**

+4.2	Collaboration and License Agreement, dated November 21, 2004, by and between AstraZeneca UK Limited, Cambridge Antibody Technology Limited and Cambridge Antibody Technology Group PLC.*****

4.3	Lease Agreement, relating to the lease of a building in South Cambridgeshire, England**

4.4	Lease Agreement, relating to facilities to be constructed in the future**

+4.5	Development and License agreement, dated April 1, 1995 by and between Cambridge Antibody Technology Limited and Knoll AG**

+4.6	Development and License Agreement, dated February 28, 1999, between Knoll AG and Cambridge Antibody Technology Limited**

+4.7	Amended and Restated License and Collaboration Agreement, dated as of September 19, 2003, between Cambridge Antibody Technology Limited and Genzyme Corporation****

+4.8	Collaboration Agreement, dated August 9, 1999, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.9	Antibody License Agreement, dated February 29, 2000, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.10	Research Collaboration and Service Agreement, dated March 29, 1999, by and among Genetics Institute, Inc. and Cambridge Antibody Technology Limited**

4.11	Not used.

4.12	Not used.

4.13	Form of Non-executive Director Service Agreement**

+4.14	Research, Development and Commercialization Agreement, dated January 24, 2001, between Elan Pharma International Limited and Cambridge Antibody Technology Limited***

+4.15	Commercial Manufacturing Services Agreement, dated November 23, 2001, between Cambridge Antibody Technology Limited and Lonza Biologics PLC*

+4.16	Antibody Library License Agreement, dated September 30, 2002, between Cambridge Antibody Technology Limited and Chugai Pharmaceutical Co., Ltd.****

4.17	The Cambridge Antibody Technology Group plc Executive Incentive Plan, dated February 7, 2003.****

4.18	Form of Service Agreement between Cambridge Antibody Technology Group PLC and (a) John Aston; and (b) David Glover.****

4.19	Service Agreement, dated February 22, 2002, between Cambridge Antibody Technology Group PLC and Peter Chambré.****

8.1	List of subsidiaries. The information required by this exhibit is contained in Note 12 (under the heading “Fixed asset investments”) to the financial statements included in this Form 20-F.

11.1	Code of Ethics of Cambridge Antibody Technology Group****

12.1	Certification of Peter Chambré pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John Aston pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Peter Chambré pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of John Aston pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report for the year ended September 30, 2004*****

15.2	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on November 26, 2004)

15.3	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on November 29, 2004)

15.4	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on December 14, 2004)

15.5	Consent of Deloitte & Touche

*	Filed with the Company’s Annual Report on Form 20-F/A for the 2002 Financial Year on October 14, 2003 under the same exhibit number.

**	Filed with the Company’s Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.

***	Filed with the Company’s Annual Report on Form 20-F/A for the 2001 Financial Year on October 14, 2003 under the same exhibit number.

****	Filed with the Company’s Annual Report on Form 20-F for the 2003 Financial Year on December 4, 2003 under the same exhibit number.

*****	Filed with the Company’s Annual Report on Form 20-F for the 2004 Financial Year on December 16, 2004 under the same exhibit number.

+	Confidential treatment requested for portions of this exhibit.