Form 20-F
period 2005-09-30
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
filed 2006-03-03
CIK 1067386

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One):

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2005;

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

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

American Depositary Shares: 3,044,179 as of September 30, 2005

Ordinary Shares: 51,639,868 as of September 30, 2005

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes  ☒    No  ☐    Not Applicable  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☒

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the Annual Report on Form 20-F of Cambridge Antibody Technology Group plc (the “Company” or “CAT”) as indicated below is being incorporated by reference from the Company’s “Annual Report and Accounts for the year ended September 30, 2005” (the “Annual Report”), portions of which are filed as Exhibit 15.1 to this Form 20-F.

Where information is being incorporated by reference as described above, unless otherwise indicated, references below to major headings in the Annual Report include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

Information from CAT’s Reports of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 25, 2005, November 28, 2005, December 1, 2005, December 5, 2005, December 20, 2005, January 3, 2006 and February 9, 2006 are being incorporated by reference into this Form 20-F as indicated below. The exhibits to such reports containing the information being incorporated by reference herein are filed as Exhibits 15.2, 15.3, 15.4, 15.5, 15.6, 15.7 and 15.8 to this Form 20-F.

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

ITEM 2 -OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 -KEY INFORMATION

Selected Financial Data

See Item 5 under the caption “Selected Financial Data.”

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not applicable.

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

For the year ended September 30, 2005, CAT’s consolidated losses were approximately £1.6 million and its consolidated accumulated deficit on profit and loss account at that time was approximately £161.0 million. These losses result principally from the costs incurred in the research and development of potential products and also from general and administrative costs associated with operations. While CAT will continue to receive royalties from the sales of HUMIRA®, no other product developed using CAT’s technology has yet been marketed and thus has not generated royalties from sales. CAT expects to incur further substantial losses for the foreseeable future as research and development activities continue. CAT may not be able to generate meaningful revenue or achieve or sustain profitability. If CAT is unable to do so, it may be required to seek additional financing in the future. Additional financing may not be available on acceptable terms or at all.

It is difficult to evaluate CAT’s business and prospects.

With the exception of HUMIRA, CAT and its collaborative partners have yet to begin commercial sales of CAT’s products. Accordingly, CAT’s revenue and profit potential are unproven. CAT’s technology may not result in any meaningful benefits to CAT’s current or potential collaborative partners. Further, CAT has difficulty accurately forecasting its revenue. In addition, because the number of product candidates to which CAT and CAT’s collaborative partners can devote development effort is limited by the availability of financial and scientific resources, CAT is exposed to the risk that the delay or failure of individual product development programs will adversely affect the content and delivery over time of CAT’s product development pipeline. Investors should consider CAT’s business and prospects in light of the heightened risks and unexpected expenses and problems CAT may face as a company in an early stage of development in a new and rapidly evolving industry.

The unpredictability of CAT’s financial results may cause CAT’s operating results to fail to meet market expectations.

CAT expects that the majority of its revenues for the near future will result from payments pursuant to collaborative arrangements in the form of contract research payments, license fees and technical performance and product development milestone payments, plus royalties from the sales of HUMIRA. Payments pursuant to CAT’s collaborative arrangements will be subject to significant fluctuation in both timing and amount. CAT’s revenues may not be indicative of its future performance or of its ability to continue to achieve milestones and other performance criteria on which CAT’s revenues depend. CAT’s revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. It is possible that in some future periods, CAT’s operating results may be below expectations of analysts and investors. If this happens, the price of CAT’s shares and ADRs is likely to decrease.

CAT’s financial performance is reliant to a significant extent on the revenues it receives from a small number of companies. In the event that payments of these revenues were to cease, CAT’s business could be materially harmed.

CAT depends on a small number of companies for the revenues it receives. In the event that one or more of these companies were to cease to pay these revenues in a timely manner, or even at all, this could materially impact on the ability of CAT to continue to develop its business.

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

CAT has entered into a number of collaborative arrangements which are central to meeting its strategic objectives. Such collaborative arrangements typically involve the sharing of data, know-how and/or documentation which is necessary to progress the collaboration. In the event that this data, know-how and/or documentation is used by CAT’s collaborative partners to advance those parts of their business which fall outside the scope of the collaborative arrangements, CAT’s competitive position could be materially harmed.

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

If this or any other legal proceedings in which CAT may become involved were to be unsuccessful, this may impact the value of the Company and the ability of CAT to enforce other contractual terms or enter into new contractual arrangements.

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

CAT depends on collaborators for product development, manufacturing and marketing. Failure to identify collaborators, failure to enter into collaborative arrangements or failure of CAT’s collaborators to perform adequately under existing arrangements will harm CAT’s ability to develop and market products and earn revenue.

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

CAT has limited financial, scientific and human resources. Identifying the most appropriate partner with whom to work is therefore essential to ensure that these limited resources are effectively utilized to ensure an optimal outcome from the collaboration. For the same reasons it is also extremely important to ensure that the objectives of the collaboration are clearly articulated and that there is a commitment from the parties to achieving the objectives.

Failure to attract the most appropriate partners with whom to enter into a collaborative arrangement or failure to manage the resources required to achieve the objectives which have been set for the collaboration may materially impact on CAT’s business and could mean that other more appropriate opportunities for collaboration are missed.

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

CAT’s partners may change their own strategic direction and/or cease to exist.

CAT typically enters into contractual terms with its partners on the basis that the pooling of resources and knowledge will create certain synergies and will assist all parties to progress the objectives which they have determined for themselves. In the event that these objectives should change, for example as the result of a takeover or change in the business, the principles which underpin the contractual arrangement may cease to exist and may materially impact on the willingness and commitment of the other parties to the contractual arrangement to fulfill their original commitment. This will also be the case if the other party to a contractual arrangement ceases to exist altogether, for example because it becomes insolvent.

CAT may be ineffective at managing costs relating to the activities to which it has contractually committed with a partner.

CAT is a loss making biopharmaceutical company with a significant number of products at very early stages in development. If CAT fails to effectively manage its cash resources in the development of these early stage products, it may not be able to afford to fulfill the obligations to which it is contractually committed and CAT may not be able to secure sufficient funds to secure the necessary resources. This could result in reputational damage and expose CAT to claims for breach of contract.

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

If CAT fails to identify the right targets upon which to work, it may end up investing significant time and money into activities that do not translate into any commercial benefits.

Identifying targets where CAT’s know-how and technology are likely to bring specific advantages and identifying areas of medical need is important in order to maximize CAT’s chances of success. Identifying inappropriate targets on which to work or not identifying early enough that certain targets may not result in tangible benefits to CAT may result in significant time and resources being absorbed by activities which may not lead to any commercial benefit.

Obtaining required regulatory approvals for drug candidates is a lengthy, expensive and uncertain process. CAT or its collaborators may not obtain, or may be required to expend substantial resources to obtain, the necessary regulatory approvals to market products.

The pre-clinical and clinical evaluation, manufacture and marketing of the product candidates based on CAT’s technology are all subject to regulation administered and enforced by the governmental and other competent regulatory agencies in countries where CAT and any of its potential partners or licensees intend to test, manufacture or market such products. CAT or its collaborative partner will be required to obtain from the relevant regulatory authority an approval, called a marketing authorization, to market a drug in the territory which is subject to the regulatory authority’s jurisdiction. The grant of a marketing authorization for a drug requires the detailed evaluation of data relating to the quality, safety and effectiveness of the drug in the proposed use or uses submitted by the applicant in accordance with regulatory requirements. Many countries, including member states of the European Union and the United States, impose extensive data requirements and have very high standards of technical appraisal. Accordingly, pre-clinical testing and clinical research of medicinal products can be a very lengthy and costly process. The manufacture of drugs is also subject to specific authorization and to the regular inspection of premises, staff and procedures by regulatory authorities.

One product candidate based on CAT’s technology, HUMIRA, is approved for marketing as a treatment for rheumatoid arthritis in 57 countries and is also approved for psoriatic arthritis and early rheumatoid arthritis. Similar product candidates that CAT or its licensees and collaborative partners identify and pursue now or in the future may not receive required regulatory approvals to manufacture and market such product candidates. Furthermore, different regulatory authorities worldwide may impose their own differing conditions upon marketing (by, for example, restricting a product’s indicated uses). Regulatory authorities may refuse to grant, or may require CAT or its collaborative partners to supply additional data before granting, a marketing authorization, even though the relevant product may have been approved by another regulatory authority. If an authorization is obtained, the product and its manufacture are subject to regular review. Approvals may be withdrawn or restricted at some point in the future. Changes in applicable legislation or regulatory policy, serious breaches of regulatory requirements or the discovery of problems related to the safety, quality or effectiveness of the product or to the production process, site or manufacture may result in the imposition of restrictions upon sale, supply or manufacture including, at worst, the withdrawal of the product from the market or the loss of the relevant authorizations, or may otherwise harm CAT’s business or income from licensees and collaborative partners.

CAT may not have sufficient clinical development experiences.

CAT employs approximately 300 people. CAT has limited clinical development experience and expertise in-house, including in the area of oncology. While CAT will typically utilize consultants and other experts to supplement its internal teams and to support the management of its clinical programs, it has limited experience in clinical development. Failure to adequately manage its clinical programs may result in missed opportunities and product delays.

If CAT is not able to procure manufacturing of its products and product candidates on acceptable terms, its clinical trials may be delayed and it may be unable to provide products on a cost effective basis.

CAT and its collaborators often rely on third parties to manufacture product candidates for clinical trial and marketing purposes. CAT may rely on third party manufacturers for the production of certain product candidates (e.g., CAT-354) for clinical trials. Suitable manufacturers that are able to produce products on a timely and competitive basis on acceptable terms may not be available. Manufacturers may not have the capacity to produce the products demanded by CAT and its collaborators to meet the schedule required by clinical trials or to satisfy commercial demand. Manufacturing runs of products may fail for technical or other reasons which may delay CAT from conducting clinical trials or from supplying products for commercial purposes. Suitable manufacturing processes may be proprietary to other persons. CAT may be required to pay amounts to license these manufacturing processes or may not have access to these processes at all.

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

Many of these companies are addressing the same diseases and disease indications as CAT or CAT’s collaborative partners. HUMIRA is competing for the treatment of rheumatoid arthritis with Enbrel™, a TNF inhibitor developed by Immunex (now Amgen) and American Home Products, which was approved in the United States in 1998 and in Europe in 2000, with Remicade™, a TNFa antibody developed by Centocor, which was approved in the United States in 1998 and Europe in 2000 and with Kineret™, an IL1 receptor antagonist developed by Amgen, which was approved in the United States and Europe in November 2001. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Celltech/UCB and other companies each have antibody products in clinical trials. Consumers and physicians may choose to use these or other products of CAT’s competitors rather than CAT’s products. Additionally, as with all marketed products, unforeseeable safety considerations can restrict the amount of product used.

There are many organizations which are actively engaged in the commercial exploitation of drugs in the oncology area and competition is therefore intense. This, coupled with the fact that these are specific technical difficulties related to the development of drugs in oncology, means that there is risk that CAT will either be unsuccessful in the development of oncology drugs or that once marketed such drugs will fail to attract market share.

CAT also competes with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include Medarex, Medarex’s joint venture partner, Kirin Brewing Co., Ltd, Abgenix Inc., Protein Design Labs, Inc., Crucell N.V., MorphoSys AG, BioInvent and Dyax Corporation. CAT also faces, and will continue to face, competition from academic institutions, government agencies and research institutions, many of whom have substantial available resources.

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

CAT may fail to integrate acquired entities and businesses.

CAT’s strategic objectives may be met in part by the acquisition of pre-existing businesses or other entities. In order to realize the value of these acquisitions, it may be important that know-how and expertise is effectively integrated into CAT’s current business structures. Failure to integrate such acquisitions may result in CAT not realizing the potential value and synergies of such acquisitions within a commercially acceptable time frame or even at all.

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

CAT’s research and development programs involve the analysis of large amounts of data. CAT depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If CAT’s hardware or software malfunctions, or if its operations are interrupted by forces beyond CAT’s control, CAT may experience reduced productivity.

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

Public Takeover Bids

CAT is not aware of any public takeover bids made in respect of its shares during the 2005 financial year or since the beginning of the 2006 financial year.

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

Based near Cambridge, Cambridgeshire, UK, CAT was established in 1990 by Dr. David Chiswell, the former Chief Executive Officer, and leading scientists from the Medical Research Council. As of September 30, 2005, CAT employed approximately 290 people. In March 1997, CAT completed its initial public offering and listing on the London Stock Exchange, raising approximately £38.4 million (net of expenses). In April 2000, CAT raised a further £89.5 million (net of expenses) in a share offering. In June 2001, CAT listed ADRs representing its shares on the NASDAQ Stock Market.

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

The basic structure of an antibody comprises four polypetides of two different sizes, designated as “heavy chain” and “light chain”. Each chain has a variable domain, which contains the binding site for an antigen and gives the antibody its specificity, and a constant domain which interacts with other parts of the immune system to facilitate the removal of the pathogen or foreign molecule.

Different antibodies are produced, in part, as a result of the random pairing of genes for the variable domains. As a result, the immune system is able to adapt and produce antibodies against virtually any antigen. When an antibody encounters an antigen to which it binds, the B-cell which produces the antibody proliferates to generate more antibodies against the target antigen.

Antibodies as Drugs

Monoclonal antibodies are an increasingly important class of drugs. They represent a very active and rapidly growing market which CAT estimates to be worth in excess of U.S.$12 billion in 2005.

There are 17 monoclonal antibodies approved and marketed in one or more commercial territories by industry participants today. They include Rituxan®/MabThera®, Zevalin® and Bexxar® for non-Hodgkin’s lymphoma, Orthoclone®, Simulect® and Zenapax® for transplant rejection, Campath® and Mylotarg® for leukemia, Reopro® for use in angioplasty, Synagis® for prevention of RSV infection, Remicade® for rheumatoid arthritis and Crohn’s disease, Herceptin® for breast cancer and more recently Xolair® for asthma, HUMIRA® for rheumatoid arthritis, Avastin® for colo-rectal cancer and Erbitux® for colo-rectal cancer.

Development in the class is very active with well over 150 products at various stages of clinical studies.

Early efforts to develop monoclonal antibodies into human therapeutic products were based on immunizing mice with a target antigen and isolating the mouse’s B-cells that produce the antibodies that bind to the antigen. Those B-cells were then used to produce the desired monoclonal antibodies. This process generally took between two and six months. Mouse-derived monoclonal antibodies were limited as drugs, however, because when administered, they were recognized as foreign by the human immune system, thus causing an adverse immune reaction. Generally this reaction increases in severity with repeat dosing, which reduces or negates the effectiveness of the antibody and may be harmful to recipients. The mouse-derived antibodies were also poorly effective at interacting with other components of the human immune system.

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

CAT has developed a process to isolate quickly and effectively human monoclonal antibodies of the required specificity from CAT’s libraries of antibodies. CAT’s libraries are derived from antibody-producing cells from human donors and other sources of human antibody genes. This system does not require immunization of mice or humans. Human monoclonal antibodies should reduce or remove adverse human immune response, such as that caused by “foreign” mouse protein. Companies other than CAT have developed alternative methods for obtaining human monoclonal antibodies, such as those involving the use of transgenic mice, whereby immunization with antigens causes them to produce genetically human antibodies.

Antibody Libraries

CAT has created extensive human monoclonal antibody libraries for the discovery and identification of drug candidates. CAT has developed its libraries primarily using Phage Display technology. All antibodies share the same basic structure, being a large “Y” shaped protein molecules. The tips of the forked region, which come into contact with the antigen, are highly variable in structure, enabling the antibody to be specific for a particular antigen. The “backbone” of the molecule is reasonably consistent between different antibodies and has an important role in activating the next steps in the body’s process to neutralize or eliminate the foreign molecule or pathogen. CAT’s libraries are derived from the combination of human “heavy chain” and “light chain” genes, which encode the antigen binding parts (variable domain) of the antibody.

Phage Display is the process by which a phage is made to display human proteins on its surface. A phage, which is a bacterial virus that is harmless to humans, can be engineered, when combined with human antibody genes, to display functional antibody proteins – in this case fragments of human antibodies capable of specifically recognizing and binding to an antigen. Genes from the human antibody libraries are inserted into a population of phage. Each phage carries the genes for an antibody and thus displays that antibody protein on its surface. These genes can be recovered and made available for use in the onward development and potential manufacture of antibody products.

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

CAT’s antibody libraries are contained in phage particles and stored under refrigeration. A copy of the library has the appearance of a clear fluid. One teaspoon of this fluid would represent approximately 400 copies of the libraries. When testing the libraries against a target antigen, the target is typically bound to a solid surface, such as a plastic microplate, and incubated with the antibody libraries. The antibody libraries are so large that in a typical case many phage antibodies will bind the target, whatever the target is. A simple wash removes those phage antibodies which do not bind to the target. The bound phage antibodies are recovered and allowed to infect bacteria, one phage entering a single bacterium. These infected bacteria are spread on agar plates where each bacterial cell grows into a colony of identical bacterial cells. Each colony produces small quantities of a single monoclonal antibody. All of CAT’s libraries can be selected against a target molecule (antigen) in less than a week to provide a panel of antibodies that bind the antigen. Sophisticated screening and protein engineering technology is then used to characterize the antibodies as leads for drug development and to develop antibody drug candidates. CAT believes that no other antibody isolation technology can match the speed and capacity of this approach.

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

CAT’s Product Candidates and Product Development Activities

Product Development

There are currently three CAT human therapeutic antibody products in clinical development and one CAT product candidate in pre-clinical development.

HUMIRA, which is licensed to Abbott and which was isolated and optimized in collaboration with

Abbott, has been approved for marketing as a treatment for rheumatoid arthritis, early rheumatoid arthritis and psoriatic arthritis. Six further licensed CAT-derived human therapeutic antibodies are in clinical development, with six further licensed product candidates in pre-clinical development.

CAT Product Candidates

Trabio®

Trabio (lerdelimumab) is a fully human anti-TGFß2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of glaucoma surgery. Trabio failed to demonstrate efficacy in two Phase III clinical trials (in November 2004 and March 2005). CAT has now terminated all further development of Trabio, subject only to continuing with its minimum obligations in completing an ongoing United States clinical trial.

CAT-192

CAT-192 (metelimumab), a fully human anti-TGFß1 monoclonal antibody, was jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma. Following a study in 45 scleroderma patients and subsequent discussion with experts, suitable endpoints for a further trial in scleroderma could not be identified, and Genzyme and CAT have no further plans for the development of CAT-192.

GC-1008

GC-1008 is a pan-specific fully human anti-TGFß monoclonal antibody being developed by CAT and Genzyme. In October 2005, a Phase I clinical trial of GC-1008 in Idiopathic Pulmonary Fibrosis commenced. The objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of single intravenous infusions of GC-1008 in patients with Idiopathic Pulmonary Fibrosis. The trial, which is an open-label, single dose, dose-escalating study will be in 25 patients in five centers in the United States. Preliminary results are expected to be available in 2007.

The companies are planning to file an investigational new drug (“IND”) application for a Phase I clinical trial in oncology early in 2006.

CAT-213

CAT-213 (bertilimumab) is a fully human anti-eotaxin1 monoclonal antibody, which CAT had been evaluating as a treatment for severe allergic disorders. CAT’s investment in CAT-213 ceased in 2003 and some partnering discussions regarding the licensing of CAT-213 took place in 2004.

CAT-354

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. CAT commenced a Phase I clinical trial in the United Kingdom in September 2004 to assess safety, tolerability and pharmacokinetics. The trial was a double-blind, placebo-controlled, rising single dose intravenous study in 34 mild asthmatic patients. In June 2005, CAT announced preliminary results which showed that CAT-354 was well tolerated at all doses and there were no identified safety concerns; pharmacokinetics met expectations. The trial results will be submitted to an appropriate scientific meeting in due course.

Based on these results, CAT is now planning to start a further clinical trial in the first quarter of 2006. This is being planned as a repeat-dose safety study in patients with mild/moderate asthma. The trial will study safety, tolerability and pharmacokinetics, and is likely to take place in the United Kingdom.

Given the size of the market and complexity of the likely development plan for CAT-354, CAT has decided that the program will benefit from having a partner experienced in developing drugs for major respiratory indications prior to commencing Phase III clinical trials. Accordingly, CAT has started to assess interest in the product candidate from a limited number of potential licensees.

CAT-3888 and CAT-8015

In November 2005, CAT announced the acquisition of CAT-3888 (formerly GCR-3888) and CAT-8015 (formerly GCR-8015) from Genencor, a subsidiary of Danisco, based in Palo Alto, California.

CAT-3888 and CAT-8015 are anti-CD22 immunotoxins. Each comprises a disulphide-linked antibody fragment that targets the CD22 receptor, fused with a specifically engineered toxin molecule (Pseudomonas exotoxin PE38) that minimizes non-targeted toxicity, potentially resulting in a highly specific therapeutic molecule. CD22 is a cell surface receptor expressed in a variety of B-cell malignancies. CAT-3888 and CAT-8015 act by releasing the toxin intracellularly, after the whole immunotoxin has been internalized via the CD22 receptor.

CAT-3888 and CAT-8015 were discovered and initially developed by the U.S. National Cancer Institute (“NCI”), which is part of the US National Institutes of Health (“NIH”). Genencor licensed the candidates for hematological malignancies and entered into a co-operative research and development agreement with the NIH, which is now being continued by CAT. Under the original license agreement with the NIH, CAT has rights to a portfolio of intellectual property associated with the programs and will pay future royalties to the NIH.

The NCI has demonstrated significant efficacy of CAT-3888 in patients with hairy cell leukemia in a Phase I clinical trial. The trial was carried out in 46 patients and performed at the NCI. The patients suffered from one of three types of CD22 positive B-cell tumors: four patients with non-Hodgkins’ lymphoma, 11 patients with chronic lymphocytic leukemia and 31 patients with hairy cell leukemia. The results were published in the Journal of Clinical Oncology (Vol. 23 No. 27 September 20, 2005) and included data from 265 cycles of treatment. Results showed that CAT-3888 was active in hairy cell leukemia, with 19 complete remissions (61%) and six partial responses (19%) in 31 patients. Lower, but significant, activity occurred in chronic lymphocytic leukemia. The publication concluded that the drug was well tolerated and highly effective in hairy cell leukemia even after one cycle of treatment.

CAT-3888 is currently in a Phase II clinical trial for the treatment of hairy cell leukemia in 25 patients. The trial started in October 2003. There are also two ongoing Phase I clinical trials. In February 2004, a trial commenced in pediatric refractory CD22-positive leukemias and lymphomas in up to 54 patients. In September 2005, a Phase I study in 20 patients with chronic lymphocytic leukemia and NHL commenced. All the clinical trials are in patients who are resistant/refractory to conventional treatment and all are being run at the NCI. CAT will support the NCI’s ongoing development of CAT-3888 in all these indications. Data are expected to be available from all three trials by the end of 2006.

CAT-8015 is an optimized version of CAT-3888 with increased affinity for CD22, and is currently in pre-clinical development as a potential treatment for B-cell malignancies including non-Hodgkins’ lymphoma and chronic lymphocytic leukemia.

CAT intends to file an IND application for CAT-8015 in various CD22 positive B-cell malignancies, including non-Hodgkins’ lymphoma and chronic lymphocytic leukemia, following a period of manufacturing development that is expected to be complete by the end of 2006.

Licensed Product Candidates

HUMIRA®

HUMIRA (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimized by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis in 57 countries and is also approved for psoriatic arthritis and early rheumatoid arthritis.

In August 2005, Abbott announced that it had received approval from the European Commission to market HUMIRA as a treatment for psoriatic arthritis and early rheumatoid arthritis in Europe. In October 2005, Abbott announced that the FDA had approved HUMIRA as a first-line treatment of recent onset moderate to severe rheumatoid arthritis and for reducing the signs and symptoms of active arthritis in patients with psoriatic arthritis.

Also in October 2005, Abbott announced that it had simultaneously submitted a supplemental Biologics License Application with the FDA and a Type II Variation to the European Medicines Agency (“EMEA”) seeking approval to market HUMIRA as a treatment for ankylosing spondylitis, an inflammatory disease of the spine and spinal joints and in January 2006, stated that it anticipates approval in the second half of 2006.

In December 2005, Abbott announced that it had filed an application for rheumatoid arthritis in Japan.

Phase III clinical trials in chronic plaque psoriasis commenced at the end of 2004 and Abbott has stated that it expects to submit a regulatory application for this indication in 2006 or early 2007.

In October 2005, Abbott announced new data in Crohn’s disease from a Phase III extension study. It showed that of the 55 patients who initially achieved remission in the Phase III study who were maintained on HUMIRA, approximately three-quarters were still in remission after one year. Of those not initially in remission, 43% who stayed on HUMIRA therapy had achieved remission within one year. Abbott has stated that they intend to file a BLA for Crohn’s disease in 2006.

Abbott reported worldwide sales of HUMIRA of U.S.$852 million in 2004 and U.S.$1,400 million in 2005. Abbott has forecast revenues from HUMIRA of more than U.S.$1.9 billion in 2006.

ABT-874

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimized by CAT in collaboration with Abbott, and licensed to Abbott. Abbott is developing ABT-874 as a potential treatment for Crohn’s disease, psoriasis and multiple sclerosis. A Phase II clinical trial continues in multiple sclerosis. In January 2006, Abbott stated that it is “encouraged by the early data for the class of molecule in both psoriasis and Crohn’s disease.” Also in January 2006, Abbott stated that “anticipates publishing data from a Phase II study in multiple sclerosis later in the year.”

LymphoStat-BTM

LymphoStat-BTM (belimumab) is a fully human anti-BLyS monoclonal antibody, licensed by CAT to Human Genome Sciences, Inc (“HGSI”). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus and rheumatoid arthritis. In July 2005, HGSI announced that GlaxoSmithKline had exercised its option to develop and commercialize LymphoStat-B jointly with HGSI.

In April 2005, HGSI announced positive Phase II results of LymphoStat-B in a 283-patient trial in rheumatoid arthritis and, in November 2005, the results were presented at the 69th Annual Meeting of the American College of Rheumatology/Association of Rheumatology Health Professionals in San Diego. The results show that LymphoStat-B met the primary efficacy and safety endpoints, and demonstrate that it is safe and well tolerated, biologically active and reduces rheumatoid arthritis activity at a level of statistical significance.

In October 2005, HGSI announced the results of a Phase II trial of LymphoStat-B in 449 patients with systemic lupus erythematosus. LymphoStat-B was shown to be safe and well tolerated and, although the drug did not meet the overall primary efficacy endpoints, showed signs of statistically significant clinical effect in seropositive patients representing 75% of the patient population in the study. Based on the results, HGSI stated that it now has a path forward to Phase III for LymphoStat-B in systemic lupus erythematosus and planning is underway. In January 2006, HGSI stated that, with its collaborator GlaxoSmithKline, it expects to initiate Phase III development of LymphoStat-B in systemic lupus erythematosus in 2006.

HGS-ETR1

HGS-ETR1 (mapatumumab) is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HGSI. HGSI is developing HGS-ETR1 as a potential treatment for multiple cancer indications. In August 2005, HGSI announced that GlaxoSmithKline had exercised its option to develop and commercialize HGS-ETR1 jointly with HGSI.

Three Phase II clinical trials of HGS-ETR1 have been initiated: in non-Hodgkins lymphoma, non-small cell lung cancer and colorectal cancer.

In July 2005, HGSI announced that the results of a Phase II clinical trial of HGS-ETR1 demonstrated that HGS-ETR1 was well tolerated and could be administered safely and repetitively in patients with advanced non-small cell lung cancer. Stable disease was observed in nine out of 32 patients and the results support continued evaluation of HGS-ETR1 in non-small cell lung cancer patients in combination with chemotherapeutic agents.

In November 2005, at the European Cancer Conference in Paris, HGSI announced results of a Phase II clinical trial of HGS-ETR1 in patients with advanced colorectal cancer. In the open-label study in 38 patients conducted in Germany, HGS-ETR1 was found to be well-tolerated and could be administered safely and repetitively to patients with advanced colorectal cancer. The results support the continued evaluation of HGS-ETR1 in combination with chemotherapy for the treatment of colorectal cancer.

In December 2005, HGSI announced results from a Phase II trial of HGSI-ETR1 in patients with advanced non-Hodgkins lymphoma, which demonstrated that it is well tolerated and shows signs of clinical activity. HGSI stated that the results support additional studies in combination with agents active in lymphoma.

Additionally, two Phase Ib open-label, dose escalation clinical studies are currently underway to evaluate the safety and tolerability of HGS-ETR1 in combination with chemotherapeutic agents in the treatment of patients with advanced solid malignancies. The first is being conducted in the United States, the second in The Netherlands. Interim results of both studies were presented in November 2005 at the AACR-NCI-EORTC International Conference on Molecular Therapeutics in Philadelphia. The results to date demonstrate that HGS-ETR1 in combination with chemotherapy was well tolerated and could be administered safely and repetitively at the doses and schedules evaluated. Partial response was observed in a number of patients in each of the studies. HGSI stated that these results support further evaluation of HGS-ETR1 in combination with chemotherapy in Phase II trials. In January 2006, HGSI reported that it plans to initiate Phase II development of HGSI-ETR1 in combination with chemotherapy in hematopoietic cancers.

HGS-ETR2

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HGSI and being developed by HGSI as a potential treatment for cancer.

In January 2005, HGSI reported plans to initiate Phase II clinical trials of HGS-ETR2. At the AACR-NCI-EORTC International Conference on Molecular Therapeutics in Philadelphia in November 2005, HGSI presented results from two Phase I clinical trials that demonstrate that HGS-ETR2 is well tolerated and can be administered safely and repetitively in patients with advanced solid tumors. Stable disease was observed in a number of patients in each of the studies. HGSI stated that these data support further evaluation of HGS-ETR2 in Phase II trials and, in January 2006, stated that the results of recently completed Phase I clinical trials warrant additional Phase II trials. It a stated that it plans to reach “go/no go decisions” in 2006 regarding Phase II development of HGS-ETR2 as a single agent and/or in combination with chemotherapy.

ABthraxTM

ABthraxTM is a fully human monoclonal antibody licensed by CAT to HGSI. ABthrax was isolated and developed by HGSI from antibody libraries licensed from CAT and HGSI is developing it as a potential treatment for anthrax disease.

In October 2005, HGSI announced that it had been awarded a two-phase contract to supply ABthrax, a human monoclonal antibody developed for use in the treatment of anthrax disease, to the U.S. Government. Under the first phase of the contract, HGSI will supply ten grams of ABthrax to the U.S. Department of Health and Human Services for comparative in vitro and in vivo testing. Under the second phase of the contract, under the Project BioShield Act of 2004, the U.S. Government has the option to place an order within one year for up to 100,000 doses of ABthrax for the Strategic National Stockpile, for use in the treatment of anthrax disease. The U.S. Department of Health and Human Services comparative testing results, along with HGSI’s own preclinical and clinical study results, will form the basis of the U.S. Government’s decision process for exercising its option for additional product for the Strategic National Stockpile. In January 2006, HGSI stated that it is working to achieve an order from the U.S. Government to supply ABthrax for the Strategic National Stockpile.

MYO-029

MYO-029 is a fully human monoclonal antibody that neutralizes the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases such as muscular dystrophy. In February 2005, Wyeth announced a Phase I/II clinical trial in adult patients with muscular dystrophy. The trial, which will take place in 12 clinical sites, is a prospective, randomized, placebo-controlled study in 108 patients, including equal numbers of patients with facioscapulohumeral muscular dystrophy, Becker muscular dystrophy and limb-girdle muscular dystrophy. Results of the study are expected to be available in late 2006.

Markets

Information regarding markets can be found in the fourth table under Note 4 to the financial statements included in this Form 20-F.

Key Contractual Arrangements

CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of antibody medicines in selected therapeutic areas. CAT also seeks to license its technologies to enable others to develop new medicines.

If a product based on CAT’s technology is developed solely by CAT’s collaborative partner, CAT will typically receive royalties until the later of (1) the expiration of the last to expire patent originating from use of CAT’s technology or CAT’s intellectual property under the relevant agreement; (2) the expiration of the last to expire of CAT’s patents upon which the product is based; or (3) within a reasonable time frame from the first commercial sale of the product. Where CAT is responsible for product development, either on its own or with a partner, it can expect to receive a higher share of the revenues derived from the product.

Our significant key contractual arrangements are described below.

AstraZeneca

CAT entered into a collaboration agreement with AstraZeneca in November 2004. The collaboration agreement offers CAT the opportunity to build a substantial pipeline of antibody products in collaboration with a leading pharmaceutical company and the potential to receive enhanced financial returns. Under the terms of the collaboration agreement, CAT and AstraZeneca jointly undertake the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. CAT will have the opportunity to co-promote selected products in the United States. AstraZeneca may opt-in, and jointly fund, certain of CAT’s existing and future discovery programs.

The alliance includes a five year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programs. The committed joint research investment will be a minimum of U.S.$175 million during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the program at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programs will be in inflammatory disorders. However, the research may extend to other therapeutic areas as well.

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

CAT’s financial participation reflects its level of investment in the program. CAT has the option of co-investing in all programs through to Clinical Proof of Concept, and of continuing to fund jointly the development of one in every five product candidates that reach Clinical Proof of Concept up to product launch. If CAT opts-out after the discovery phase it receives milestones and royalties. If CAT opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programs which it funds to product launch, CAT receives higher royalties, sales milestones and an option to co-promote these products in the United States. If AstraZeneca opts-out of programs, it receives milestones and royalties.

AstraZeneca will receive the rights to opt-in to, and develop jointly, CAT discovery programs existing at the commencement of this alliance and also certain future discovery programs that CAT may independently initiate. CAT has rights to co-promote products resulting from these programs in the United States.

CAT is principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca is principally responsible for translational biology, clinical development programs, regulatory filings and commercialization. Joint teams have been established to oversee the full discovery and development process.

CAT and AstraZeneca are working on six discovery projects consisting of one pre-existing CAT discovery program adopted into the alliance and five new programs, all of which had progressed to lead isolation stage on schedule by June 2005. Selection of the next targets for alliance discovery projects is already underway and during the next year, the companies intend to commence a further five programs.

CAT anticipates that its investment in the alliance will be the principal focus of its research investment through the end of 2009 and will account for the majority of CAT’s research expenditure over the next five years. In the 2006 financial year, CAT expects up to approximately 45% of its scientific resource to be working on the AstraZeneca collaboration.

In connection with the collaboration agreement, CAT also entered into a subscription agreement with AstraZeneca pursuant to which AstraZeneca agreed to subscribe in cash for 10,217,983 CAT shares at a price of £7.34 per share for a total investment of £75 million. The subscription agreement between AstraZeneca and CAT contains certain restrictions on AstraZeneca’s ability to increase its stake or to sell shares. AstraZeneca has agreed, except in certain specified circumstances, not to sell or otherwise dispose of the subscription shares for a period of 12 months following the date of the subscription agreement and, subject to certain exceptions, not to increase its percentage holding of CAT shares (when aggregated with any holding of its affiliates) above 19.9% of CAT’s issued ordinary share capital for a period of 36 months following the date of the subscription agreement. AstraZeneca has further agreed, except in certain specified circumstances not to make (or act in concert with another party to make) an offer to acquire any shares in the capital of CAT under The City Code on Takeovers and Mergers unless such offer is recommended by a majority of the board, during this same 36-month period.

Genzyme

CAT, through its wholly owned subsidiary Aptein, and Genzyme are collaborating under an agreement entered into in September 2003 which replaces their original strategic alliance entered into in September 2000. Under the collaboration, Genzyme has received an exclusive worldwide license to CAT’s human antibodies targeted against TGFb for all uses except in the eye. CAT and Genzyme have focused initially on developing a human monoclonal antibody-based treatment for diffuse systemic sclerosis; a second human monoclonal antibody has been developed for ideopathic pulmonary fibrosis. Other potential clinical indications of anti-TGFb treatment include post-surgical scarring, fibrosis of other major organs such as the liver and kidneys and certain forms of cancer. The collaboration has so far given rise to two antibody product candidates at clinical development stage (CAT-192 and GC-1008) though development of CAT-192 has now ceased.

The parties jointly fund the research, development and commercialization activities and will share profits resulting from the sale of commercialized products. Genzyme will manage the clinical and regulatory development of any products developed by the collaboration, and will also be responsible for worldwide marketing and sales. CAT is responsible for antibody optimization and will co-develop antibodies with Genzyme. Under the September 2003 amendment to the agreement, CAT has increased its commitment to the program by agreeing to fund 50% of program costs through to at least early 2006. In addition, CAT will receive an additional credit in the formula by which profits arising from the program are apportioned between the parties, which significantly enhances CAT’s position with respect to its share of profits from the program.

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

Additionally, Genzyme has received a non-exclusive worldwide license for non-antibody antagonists of TGFb in exchange for milestones and royalties. CAT may receive fixed milestone payments with respect to non-antibody products conditional upon the occurrence of certain events. No such milestones have been received to date.

In April 2004, CAT granted Genzyme a library license. Genzyme will use CAT’s phage antibody libraries in its research and development of antibody-based treatments across a range of medical areas. Genzyme also received option rights to develop therapeutic and diagnostic products on an exclusive basis.

Under the library license granted in April 2004, CAT has recognized £0.5 million in revenues under U.K. GAAP during the three years ended September 30, 2005.

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

Subject to CAT’s obligations existing at the time of exercise, the agreement provides that Pfizer may obtain exclusive licenses to produce and market products against selected targets in return for which CAT is entitled to receive technical performance and clinical development milestones (which together amount up to U.S.$15 million per product) and a royalty on product sales. CAT has also granted Pfizer multi-site options to license CAT’s library technology for use in-house.

Over the initial three years of the research collaboration, CAT received research funding and Pfizer had the option to extend the research collaboration for additional one-year periods on similar terms. An amended version of the agreement extended the collaboration through to September 2003 and the parties subsequently agreed to extend the agreement by means of side letters on four separate and subsequent occasions until August 31, 2004 in order to cover the completion of a particular research program. The agreement has now expired. Pfizer remains obligated to pay milestones and royalties on product sales governed by the agreement.

CAT has recognized £4.3 million in revenues under U.K. GAAP pursuant to this arrangement during the three years ended September 30, 2005.

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

CAT has recognized £2.8 million in revenues under U.K. GAAP under both the 1999 and 2000 agreements with HGSI during the three years ended September 30, 2005.

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

Under the agreement, in 2000 and 2002, CAT has granted two exclusive product licenses to human monoclonal antibodies identified by CAT against targets supplied by Wyeth Research. CAT received license fees and clinical milestones under the agreement. The collaboration and contract research elements of the alliance have now terminated but CAT may receive clinical milestones and royalties.

In February 2004, Wyeth (acting through its pharmaceutical division) exercised an option to license CAT’s libraries for in-house use to support Wyeth’s activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas. In addition to royalties, CAT may receive license fees and milestone payments of up to U.S.$7 million for each therapeutic product developed under the library license agreement.

Under both the collaboration and library license agreement, CAT has recognized £1.7 million in revenues under U.K. GAAP during the three years ended September 30, 2005.

Abbott

In 1993, CAT entered into a collaborative agreement with Knoll AG. This agreement was amended in 1995. Knoll was acquired by Abbott Laboratories in 2001. Abbott may select up to six target antigens against which CAT will develop antibodies. Abbott has the right to obtain an exclusive license to produce and sell products against these antigens. CAT in conjunction with Abbott, has isolated and optimized human monoclonal antibodies against the first two targets selected by Abbott. The first product, known as HUMIRA, received approval from the FDA in December 2002. The second product, known as ABT-874, is now in clinical trial. During 2002, CAT amended its agreement with Abbott to allow Abbott to internally develop antibodies in the case of the remaining four available antibody targets. CAT may receive a license fee at the time Abbott obtains an exclusive license and further milestones based on clinical developments and royalties on product sales. In addition to royalties, CAT may receive payments of up to between £5 million and £5.6 million in license fees and milestones for each product developed pursuant to this arrangement.

The outcome of recent litigation with Abbott regarding HUMIRA is described in Item 8 in “Financial Information – Legal Proceedings.”

CAT has recognized £49.4 million in revenues under U.K. GAAP under the 1995 agreement during the three years ended September 30, 2005.

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

CAT has recognized £3.8 million in revenues under U.K. GAAP pursuant to this arrangement from inception to the end of the 2005 financial year.

Amgen

In December 2000, CAT entered into a library license agreement with Immunex to license CAT’s proprietary antibody Phage Display library for the discovery, development and potential commercialization of human monoclonal antibodies. Under the terms of the agreement , CAT received a license fee from Immunex. In addition, Immunex received exclusive therapeutic antibody product options in relation to which CAT was entitled to receive clinical milestone and royalty payments on product sales.

In May 2001, CAT entered into an antibody development and marketing collaboration agreement with Immunex Corporation (subsequently acquired by Amgen Inc.). Under the terms of the agreement, the two companies shared equal responsibility for all research and development, and split equally any potential profits generated by product sales.

In December 2003, CAT restructured its marketing and collaboration agreement with Immunex (which had been acquired by Amgen), with Immunex taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Immunex and covered by the earlier collaborations between CAT and Immunex. In return, CAT received from Amgen an initial fee and potential milestone payments and royalties on future sales.

CAT has recognized £4.4 million in revenues under U.K. GAAP under these arrangements in the three financial years ended September 30, 2005.

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

Pursuant to these arrangements, CAT has recognized £2.0 million under U.K. GAAP in the three financial years ended September 30, 2005.

Technology License Agreements

Medical Research Council

CAT initially developed its technology in cooperation with the Medical Research Council (“MRC”). CAT’s rights in respect of this technology are governed by a license agreement of January 7, 1997 with the MRC. Under this agreement, CAT receives exploitation rights to key underlying intellectual property and know-how relating to the production and screening of phage antibody display libraries. The agreement grants CAT exclusive rights, subject to certain rights retained by the MRC, to exploit the technology for the development of therapeutic, diagnostic or prophylactic entities arising from gene sequencing data, including:

•	to identify, develop, manufacture and commercially exploit antibodies for human use;

•	to provide antibody isolation services on behalf of customers; and

•	to use the molecules isolated by the technology for use in the manufacture of pharmaceutical products or intermediaries.

CAT pays the MRC royalties of 3% of the net invoice price on the sale by CAT of products made using the patent rights and technology licensed under this agreement. Where CAT’s sub-licensees sell such products, CAT is obligated to pay the MRC between 1% and 2.3% of the net invoice price, calculated in accordance with a specified formula. This may be reduced under certain circumstances. CAT’s license with the MRC includes the Winter II, McCafferty and Griffiths patent families (discussed below in “— Intellectual Property”).

The outcome of the recent litigation with Abbott regarding HUMIRA is described in Item 8 in “Financial Information Legal Proceedings.”

Dyax

Under agreements originally entered into in 1997 and revised in 2003, CAT also has a non-exclusive license from Dyax Corporation (“Dyax”) for rights under certain of its Ladner Phage Display patents and CAT has granted certain rights to Dyax under antibody Phage Display patents controlled by CAT. Under the terms of the revised agreement, CAT granted Dyax worldwide non-exclusive licenses for research and certain other purposes under certain of the antibody Phage Display patents controlled by CAT as well as options to take up licenses (together with a right to sub-license those licenses) to develop therapeutic and diagnostic antibody products. In return, CAT may receive milestone payments and royalties on antibody products which are advanced into clinical trials by Dyax and Dyax’s customers. CAT has also been granted the option to co-fund and co-develop with Dyax antibodies discovered by Dyax, as well as the right to share in Dyax’s revenues from certain other applications of antibody Phage Display.

In January 2005, Dyax announced that two fully human monoclonal antibodies from Dyax’s proprietary phage display libraries, IMC-11F8 and IMC-1121B, entered Phase I clinical development at its partner, ImClone Systems.

Xoma

Under agreements entered into in 2002 between CAT and Xoma, CAT, and its collaborators, received the non-exclusive rights to use the Xoma antibody expression technology for developing products using CAT’s phage-based antibody technology, in return for, in certain circumstances, license payments to Xoma. Under the same agreements, Xoma received the non-exclusive right to use CAT’s phage antibody libraries for its target discovery and research programs, with an option to develop antibodies into therapeutics. Should any therapeutic antibodies derived from CAT’s libraries be identified and developed by Xoma, license payments and royalties will be made by Xoma to CAT.

Micromet and Enzon

Under an agreement entered into in 2003, CAT, Micromet AG, and Enzon Pharmaceuticals, Inc. entered into a non-exclusive cross-license agreement, under which all three parties obtained substantial freedom to conduct research using certain of each other’s intellectual property, as well as the right to develop a defined number of therapeutic and diagnostic antibody-based products. Under the agreement, CAT obtained expanded access to Micromet’s and Enzon’s joint patent estate in the field of single-chain antibody technology (“SCA”) and both Micromet and Enzon gained rights to intellectual property in antibody Phage Display controlled by CAT. Micromet and Enzon obtained the non-exclusive right to use CAT’s intellectual property in Phage Display to develop and commercialize antibody products against a defined number of targets. In return, CAT received options to develop and commercialize diagnostic and therapeutic SCA products and broad rights to SCA-based technologies for research, including the right to sublicense to collaboration partners.

In addition, CAT granted Micromet a patent license for the development and commercialization of Micromet’s human therapeutic antibody candidate MT201 (adecatumumab), specific for the epithelial tumor target Ep-CAM. In December 2004, Micromet and Serono signed an exclusive collaboration and license agreement for the development and commercialization of MT201, which is currently being tested in two multi-center Phase II clinical trials. CAT may receive milestone and royalty payments on human antibody-based products developed against the Ep-CAM target by Micromet and its partners. The first milestone payment would be due on filing for product approval.

MorphoSys

In 2002 following earlier patent litigation CAT entered into a settlement agreement with MorphoSys where the parties agreed to settle all litigation and patent disputes between them. CAT has recognized £1.5 million in revenues under U.K. GAAP under this agreement in the three financial years ended September 30, 2005.

Intellectual Property

Key Patents

CAT has a patent portfolio of approximately 40 patent families comprising over 300 patents. There are three key patent families: (i) Winter II and Winter/Lerner/Huse, which covers production of expression libraries of antibody genes; (ii) McCafferty, which protects CAT’s Phage Display method used to obtain specific antibodies from these libraries; and (iii) Griffiths, which covers human antibodies specific for human “self” antigens isolated from CAT’s libraries.

Winter II covers CAT’s processes for generating the collections of antibody genes that comprise CAT’s libraries. Patents from the Winter II family have been granted in Europe (upheld following opposition and appeal proceedings), the United States, Japan, South Korea, Australia and Canada. The Winter II patent is co-owned by MRC, Scripps and Stratagene. Pursuant to CAT’s agreements with those parties, CAT has exclusive commercial exploitation rights over Winter II, subject to certain rights held by MRC, Scripps and Stratagene and their pre-existing licensees.

McCafferty covers CAT’s Phage Display technology. Patents from the McCafferty family have been granted in Europe, the United States, Japan, South Korea and Australia. A patent application is pending in Canada. These patents are co-owned by CAT and MRC. CAT may use the related technology to develop and commercialize products under the terms of the MRC license agreement. Further patents in the McCafferty family were granted in Europe in January 2002 and in the United States in 2004, with claims covering a filamentous phage particle containing a phagemid genome and displaying a Fab or scFv on its surface. A further patent was granted in the United States in 2005 with claims relating to phage display of synthetic antibody libraries.

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

Competition

CAT is aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to therapeutic antibodies. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Also, CAT competes in business with companies that offer therapeutic antibody generation services to companies that have target antigens. These competitor companies may have specific expertise or technology related to antibody development. These companies include, but are not limited to, Abgenix, BioInvent, Crucell, Dyax, Genmab, Kirin Brewing Co., Medarex, Protein Design Labs and MorphoSys. Products based on CAT’s technology will also face competition from established therapies and other non-antibody products in development.

The competition for HUMIRA is briefly described below.

HUMIRA. HUMIRA (adalimumab) is primarily competing in the market for the treatment of rheumatoid arthritis with a number of other biological drugs, most notably with Enbrel (etanercept), marketed by Amgen, which was approved in the United States in 1998 and in Europe in 1999, with Remicade (infliximab), marketed by Johnson & Johnson and Schering-Plough, which was approved in the United States in 1998 and Europe in 1999, and with Kineret (anakinra), marketed by Amgen, which was approved in the United States in November 2001 and in Europe in March 2002. CAT is aware that other potentially competitive products are in late stage development for rheumatoid arthritis. Amgen, Celltech/UCB, Genmab, Roche, Genentech and other companies have antibody product candidates in clinical trials in rheumatoid arthritis. Many other non-antibody products are also potentially competitive with HUMIRA.

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

CAT believes it is in compliance in all material respects with applicable health and safety and environmental regulations. CAT believes that it deals with health and safety and environmental legislation in a responsible, proactive and professional manner in order to safeguard personal and environmental safety. The organization and management of health and safety at CAT is clearly stated in a CAT policy document which is available to all staff. The board of directors receives formal reports on health and safety from the safety manager on a quarterly basis and has given one executive director, Diane Mellett, special responsibility for health and safety.

The primary umbrella legislation dealing with health and safety in the U.K. is the Health and Safety at Work Act 1974, as amended, which is now supplemented by the Management of Health and Safety at Work Regulations 1999, as amended.

In order to facilitate providing a safe working environment, regulation 3 of the Management of Health and Safety at Work Regulations 1999, as amended, requires employers to make a “suitable and sufficient” assessment of the risks to the health and safety of both their employees while at work and to other people arising out of or in connection with their businesses. This process requires CAT to undertake stringent risk assessments to systematically identify hazards in the workplace and put in place any preventative or control measures necessary. Other regulations also contain requirements for risk assessment specific to the hazards they cover (for example, the Control of Substances Hazardous to Health Regulations 2002, as amended, or the Genetically Modified Organisms (Contained Use) Regulations 2000, as amended). Where assessments have already been carried out and are up-to-date under those other regulations, they need not be repeated for the purpose of the Management of Health and Safety at Work Regulations 1999 (as amended).

These assessments, once completed, are available as paper copy held by the relevant line manager, or as electronic copy to all staff via CAT’s company intranet. Assessments are reviewed when work practices change or on a regular basis, whichever occurs sooner.

CAT believes that the overall processes involved in its scientific operations do not require an integrated environmental authorization under U.K. environmental legislation. However, it does hold certain permits relating to specific aspects of its operations. These include a discharge consent under the U.K. Water Resources Act 1991, as amended, and an authorization for the use and disposal of radioactive substances under the U.K. Radioactive Substances Act 1993, as amended. CAT also has in place a standard operating procedure to ensure the proper disposal of waste regulated under the Special Waste Regulations 1996, as amended.

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

Regulation by the European Community

The system of regulation of medicinal products for human use at the European Community (“EC”) level dates back to 1965. There is a broad range of EC legislation which has been implemented by European Union (“EU”) member states governing all aspects of dealing in medicinal products. It is supplemented by numerous guidelines which are not legally binding in most cases. However, failure to comply with, or departure from, their provisions in practice requires justification. In 2004, the EU introduced several new Directives resulting from a review of the regulation of medicinal products, including introducing a new regime (Directive 2004/24/EC) to cover traditional herbal medicinal products.

Pre-clinical Research

European legislation imposes certain specific requirements for pre-clinical testing where the data to be generated will be used for an application for a product marketing authorization in the EC. The main provisions are contained in Directive 2001/83/EC, but on April 30, 2004, Directive 2004/27/EC was adopted which substantially revises Directive 2001/83/EC. Most of the provisions of the new Directive are due to take effect at the end of 2005. The basic provisions in legislation may also be expanded upon in guidance issued by the Committee for Medicinal Products for Human Use (“CHMP”) (previously the Committee for Proprietary Medicinal Products) which, while not usually formally incorporated into the legislation, are important. Deviation by companies from such guidance would generally require a strong justification upon application for a marketing authorization. Aspects of pre-clinical research involving animal testing are subject to the provisions of Directive 86/609/EEC (as amended by Directive 2003/65/EC) setting down standards to be met by animal testing institutions and those conducting the research. These provisions are enforced through registration and inspection. High standards of practice are also laid down for laboratories in Directives 2004/9/EC and 2004/10/EC and associated legislation which contain requirements as to good laboratory practice. Compliance with these Directives is monitored through a system of inspection.

Clinical Research

Directive 2001/83/EC (as amended by Directive 2004/27/EC) also establishes the data requirements in respect of research undertaken in humans where the data is intended to be utilized in a marketing authorization application. There are also any number of guidance documents issued by the CHMP. In particular, these include guidelines addressing the conduct of trials in particular therapeutic categories and patient groups and on Good Clinical Practice (“GCP”). The GCP guideline was developed by the International Conference for Harmonisation. These guidelines came into force in early 1997 and took account of earlier CHMP guidelines on GCP adopted in 1990. In addition, some general legislation, such as the Directive concerning the Protection of Individuals with regard to the Processing of Personal Data (95/46/EEC), is also relevant to the conduct of clinical research.

The conduct of research in the EC is largely now governed by Directive 2001/20/EC, adopted on May 1, 2001, which aims to increase harmonization within the EU in the conduct of both commercial and non-commercial clinical trials on medicinal products which involve human subjects. The Directive requires the setting up of ethics committees and introduces standards designed to protect clinical trials subjects. Member states had until May 1, 2004 to adopt the necessary measures to comply with the Directive. While most member states (including the United Kingdom) have done so, some may have not yet done so and in the meantime, the national laws and practices of those member states will continue to govern research conducted within the local jurisdiction, although in practice the requirements of the Directive will be taken into account. Until the Directive is fully implemented, the variation in the laws and practices limits the extent to which the conduct of research projects can be streamlined across multiple sites throughout the EC.

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

Council Regulation 2309/93 established a process of European authorization for, and supervision of, particular types of biotechnology and high technology products. This has now been replaced by Council Regulation 726/2004. The centralized application system requires an application for a marketing authorization to be made by the person who will be responsible for placing the product on the market (who must be “established in the Community”) to the EMEA (previously the European Agency for the Evaluation of Medicinal Products). The EMEA co-ordinates the assessment process and procedure, while the CHMP, as a body of experts drawn from the member states, undertakes (with the assistance of nominated external experts drawn from the EC) the scientific assessment of the product dossier and produces an opinion as to whether a product satisfies the criteria for authorization. The final decision as to the grant or refusal of a marketing authorization is taken by the Commission. If successful, an application results in a single authorization for the product which is valid in all member states. The time limits set for the assessment procedure are intended to ensure that a product is thoroughly and expeditiously evaluated to ensure the availability to the public as soon as possible of high quality new products. It is possible for an applicant’s schedule to slip, for example, where the applicant delays in responding to queries or provides additional data, and also in the later stages of the process where there are no specific set time limits and bureaucratic procedures can be time consuming. Accelerated evaluation of a marketing authorization application may be initiated by the CHMP in exceptional cases when a product is intended to provide an answer to major public health need defined by: (a) the seriousness of the disease; (b) the absence or insufficiency of an alternative therapy; and (c) the anticipation of high therapeutic benefit.

The legislation also introduced a mutual recognition procedure and a decentralized procedure. Both aim at facilitating access to a single market by relying upon the principle of mutual recognition. Thus, with the exception of those medicinal products which are subject to the centralized procedure and those for which a purely national marketing authorization is sought, a marketing authorization or the assessment in one member state (the so-called reference member state) ought in principle to be recognized by the competent authorities of the other member states (the so-called concerned member states). Exceptions may apply where a concerned member state raises grounds that the medicinal product presents a potential serious risk to public health. In the case of such objections, the coordination group will refer the matter for arbitration with a detailed reasoning for the disagreement (“Arbitration”) Arbitration may significantly lengthen the time elapsing between the initial application and approval in the nominated member states. Arbitrations are handled by the EMEA CHMP whose decision on the matters subject to dispute, when it has been adopted by the Commission, is binding in all member states. The outcome of an Arbitration may adversely affect marketing authorizations obtained prior to the Arbitration in cases where the result is a decision limiting the terms of, or refusing, a marketing authorization.

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

The EC also legislates in respect of “orphan drugs” (i.e., products for the treatment of serious diseases affecting not more than five in 10,000 people in the Community), providing a regime based on the submission of more limited data and providing a faster authorization process than would otherwise be the case. Once a marketing authorization for an orphan drug has been granted, subject to very limited exceptions no further applications by third parties for the authorization of similar products for the same indications will be accepted for a period of 10 years. This period may be reduced to six years in the event the product reaches certain profit levels within five years from authorization. Licensing charges may be waived in whole or in part.

After an authorization has been granted (for an initial period of five years), and a product has been brought to market, numerous obligations are imposed upon the marketing authorization holder by the legislation. These include the obligation to ensure that the product keeps pace with the state of scientific and technical knowledge, in particular, in terms of its manufacture and control. This means applying to vary the marketing authorization when the circumstances and technical knowledge warrant updating and amendment. Requirements for pharmacovigilance and the reporting of adverse reactions and events to products are central to the legislation and have been extended and tightened by Directive 2004/27/EC. Advertising and the production of labeling and patient information leaflets are each specifically regulated by Directives, with local codes of conduct and practice also in place and, in some cases, providing additional controls on corporate activity. The provisions of the legislation (which include the requirement, in relation to the function of pharmacovigilance and information services, to have a nominated individual within CAT responsible for compliance) require significant resourcing in terms of staff and expertise, which may be sourced in-house and/or from external providers.

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

Manufacturing

Manufacturing conducted within the EC must meet Good Manufacturing Practice (“GMP”) requirements (Directive 2003/94/EC) which lays down principles and guidelines of good manufacturing practice with respect to medicinal products for human use and investigational medical products for human use. The Directive was to be implemented fully by member states by April 30, 2004, and although a number of member states may not yet have done so, it is followed in practice. The Directive applies both to marketed products and products intended for clinical research purposes. The legislation (Directive 2001/83/EC, as amended) imposes precise obligations upon manufacturers, in particular with regard to control, batch testing and release of products onto the European market and the qualifications, which must be held by the personnel authorized to undertake such activities. Inspection of manufacturing site facilities and validation of procedures are a prerequisite to a product gaining a marketing authorization and to a manufacturer being authorized to produce or assemble medicinal products and are regularly undertaken by regulatory authorities, both by local inspectors and by inspectors representing other countries in which the products in question are to be sold. The failure of an inspection can be a serious matter. Product supplies may be interrupted and/or a recall required. In the most serious cases, plant closure, pending rectification of defects may be ordered. The legislation also requires clear, contractual documentation concerning the provision of manufacturing services by one company to another, in particular, where aspects of the manufacturing process are contracted out by the main manufacturer to others.

Wholesaling

As with manufacturing operations, all wholesalers must be authorized by the authorities in the country in which they operate. Wholesale distribution in the EC is governed by Directive 2001/83/EC, as amended, and the Good Distribution Practice Guidelines cross-referenced in it. Wholesalers must meet minimum requirements in terms of staff, facilities and procedure in order to obtain and retain an authorization.

Pricing

In a number of member states, it is not possible to market a product until pricing negotiations with the responsible government authorities have been concluded. Authorization by the regulatory authorities does not guarantee the negotiation of a satisfactory price, or of reimbursement status under national public health systems, for the products concerned.

Supplementary Protection Certificates

The time taken to research and develop medicinal products eats into the marketing time protected by a product patent or patents and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the EC introduced Regulation 1768/92 creating a Supplementary Protection Certificate (“SPC”) for authorized products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the certificate is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorization within the EC for a product derived from the patent, with an upper limit of five years.

Abridged Applications — “Market Exclusivity”

Especially in cases where the patent and SPC have expired (or are not available), medicinal products can benefit from EC provisions which are commonly described as the rules of “data exclusivity”, but which in fact govern the making of so-called abridged applications for marketing authorizations. An abridged application is one in which the full data requirements are relaxed, allowing the submission of a more limited dossier provided that the conditions under Directive 2001/83/EC as amended by Article 10 of Directive 2004/27/EC are met.

Most significantly, under EC law, a third party whose product is said to be essentially similar to one already on the market is effectively prevented for a period of eight years (from authorization) from relying upon pre-existing data submitted in support of a prior full application by another company, and for an additional two years from placing is generic product on the market. The ten-year period shall be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. The rules do not, however, prevent a competitor from making a marketing authorization application by relying upon a full data package compiled by the applicant, or by reference to published literature, or, with the consent of the owner of the original data, by cross reference to the data held on file by the regulatory authorities.

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

The rules previously established by Directive 2001/83/EC were unfortunately unclear in some respects and their interpretation has been subject to variation and dispute. Divergent views have been taken by regulatory authorities on the availability of protection, for example, where new data was generated in respect of a variation to an existing product involving substantial “investment” by the originator. There has been significant litigation as a result.

CAT’s Product Candidates

Many, if not the majority, of therapeutic products developed through the application of CAT’s technology fall within the ambit of Regulation 2309/93, as amended. All products developed by means of DNA technology, controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells and hybridoma and monoclonal antibody methods will be subject to compulsory centralized authorization for the purposes of marketing within the EC. In the remaining cases, there will be an option as to the approval process. Ten years “data exclusivity” will apply across all member states in either case where centralized procedures are applied. Clinical research programs must be conducted according to local and EC requirements to ensure the acceptability of data generated for EC regulatory purposes. These products will also fall within the new regime introduced by Regulation 726/2004 in November 2005, from which point the eight year data protection plus two year marketing protection rules will apply.

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

Clinical Trials

All clinical trials of investigational drug products in the United States must be carried out under IND exemptions, in accordance with FDA regulations. Those regulations impose requirements for documenting the safety of proposed clinical studies, provide for submissions to the FDA before clinical studies can commence and authorize the FDA to suspend or withdraw permission to continue clinical studies. Sponsors of clinical studies must maintain records and make reports to the FDA, including reports of adverse events from human use and significant findings from studies in animals. Although the FDA affords sponsors some discretion in the design of early phase clinical studies, it is common for sponsors to confer with the agency on the design of later phase studies, especially pivotal Phase III clinical studies that will provide the principal evidence of safety and effectiveness for marketing approvals.

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

Property, Plants and Equipment

CAT’s principal establishments, and summary details of them, are as follows:

Property	Principal activity	Size (square feet)	Nature of title	Unexpired term
The Franklin Building Granta Park Cambridge Cambridgeshire CB2 6HR UK	Laboratories and offices	20,000	Leasehold	Approximately 16 years

Milstein Building Granta Park Cambridge Cambridgeshire CB1 6GH UK	Laboratories and offices and registered office	66,000	Leasehold	Approximately 15 years

ITEM 5 -OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Selected Financial Data:

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

The following summary financial data should be read in conjunction with the information set forth under the heading “-Operating and Financial Review” below, and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended September 30, 2005, 2004 and 2003, and the consolidated balance sheet data at September 30, 2005 and 2004 have been derived from our audited historical consolidated financial statements included in this Form 20-F. The summary statement of income data for the fiscal years ended September 30, 2002 and 2001, and the consolidated balance sheet data at September 30, 2003, 2002 and 2001 were derived from our historical consolidated financial statements which are not included in or incorporated by reference in this Form 20-F.

Income statement	2005 £’000	2004 £’000	2003 £’000	2002 £’000	2001 £’000
UK GAAP
Turnover	49,242 (2)	15,925	8,743	9,471	7,121
Gross profit	38,739	12,902	8,053	9,391	6,770
Research and development expenses	39,170	44,125	44,981	31,307	21,393
General and administration expenses	8,834	10,969	9,196	16,234	6,443
Operating Loss	(9,265)	(42,192)	(46,124)	(38,150)	(21,066)
Net loss on ordinary activities before taxation	(530)	(38,062)	(41,764)	(31,764)	(11,771)
Taxation on loss on ordinary activities	(1,047)	(64)	2,573	3,557	—
Net loss	(1,577)	(38,126)	(39,191)	(28,207)	(11,771)
Net loss per share (basic and diluted) (in pence)(1)	(3.2p )	(93.3p )	(107.5p )	(78.7p )	(33.3p )

US GAAP
Turnover	49,664	16,347	9,165	9,893	7,543
Operating loss	(9,226)	(40,751)	(46,552)	(41,234)	(28,860)
Net loss	(1,538)	(36,685)	(39,619)	(31,291)	(19,565)
Basic and diluted net loss per share (in pence)(1)	(3.1p )	(89.8p )	(108.7p )	(87.3p )	(55.4p )

Balance sheet

UK GAAP
Cash and investments in liquid resources	176,361	95,237	108,972	129,775	156,813
Total assets	207,825	121,335	138,551	156,908	172,470
Current liabilities	(29,804)	(15,603)	(12,657)	(12,563)	(8,335)
Long term liabilities	(18,615)	(20,650)	(18,152)	(8,580)	(8,085)
Net assets	159,406	85,082	107,742	135,765	156,050
Shareholders’ funds – all equity	159,406	85,082	107,742	135,765	156,050
Number of ordinary shares outstanding	51,639,868	41,109,938	38,338,320	36,214,349	35,455,865

US GAAP
Cash and investments in liquid resources	176,361	95,237	108,972	129,775	156,813
Total assets	214,698	126,923	138,768	157,035	172,613
Current liabilities	(32,293)	(15,020)	(12,985)	(12,904)	(8,428)
Long term liabilities	(19,302)	(21,759)	(19,683)	(10,533)	(10,460)
Net assets	163,103	90,144	106,100	133,598	153,725
Shareholders’ funds – all equity	163,103	90,144	106,100	133,598	153,725

(1)	Under U.K. GAAP and U.S. GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since CAT has reported losses, its basic and fully diluted loss per share are therefore equal.

(2)	Restated, see Note 2 to the financial statements included in this 20-F.

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

Years ended September 30,	High	Low	Average	Period end
2001	1.5045	1.3730	1.4410	1.4691
2002	1.5800	1.4074	1.4701	1.5700
2003	1.6840	1.5418	1.6055	1.6620
2004	1.9045	1.6598	1.7927	1.8090
2005	1.9482	1.7303	1.8512	1.7696

The following table sets forth the high and low noon buying rate for pounds sterling expressed in U.S. dollars per £1.00 for each of the previous six months. On March 2, 2006, the exchange rate was $1.7493 to £1.00.

	High	Low
September 2005	1.8420	1.7620
October 2005	1.7855	1.7484
November 2005	1.7720	1.7138
December 2005	1.7740	1.7188
January 2006	1.7885	1.7404
February 2006	1.7807	1.7343

Operating and Financial Review

Overview

The majority of CAT’s revenue is generated from royalties received from Abbott, on sales of HUMIRA, and from license fees. Going forward, it is expected that the primary source of revenue in the short to medium term will be royalties from sales of products by collaborators and licensees. In the past, a significant part of CAT’s revenue has been generated from contract research fees whereby CAT has provided research and development services to certain corporate collaborators. This business stream has become less material over time, as CAT transforms from a technology company to a product company.

About a quarter of CAT’s operating costs are external development expenses reflecting the significant rise in spend on clinical trial activity over the last few years. Due to the nature of CAT’s business, its staff are a key resource and staff and staff-related expenditure continues therefore to represent approximately a third of operating costs.

As of September 30, 2005, CAT had net cash and liquid resources of £175.6 million. CAT has procured cash funding through revenue streams and equity financings, either with institutional investors or with corporate partners in conjunction with business collaborations.

CAT is still a relatively young company in an industry where the material returns on investment are generated over the longer term. One of the key challenges facing CAT is the need to balance its expenditure against available resource, while still investing sufficient funds into product development that, if successful, will generate significant future income.

The following review is based on CAT’s consolidated financial statements which are prepared under U.K. GAAP. A summary of the significant differences between U.K. and U.S. GAAP is given at the end of this review and more detailed information is provided in Note 28 to the financial statements included within this Form 20-F.

Results of operations

Years ended September 30 2005, 2004 and 2003

The following information is extracted from the UK GAAP financial statements.

The following table details the components of CAT’s profit and loss account for the years ended September 30, 2005, 2004 and 2003. The financial information contained in the financial statements included within this Form 20-F separately presents the exceptional item relating to the settlement with Abbott for the year ended September 30, 2005.

					Variance
	2005		2004	2003	2005/2004		2004/2003
	£m		£m	£m	£m	%	£m	%
Turnover	49.2	(i)	15.9	8.7	33.3	209	7.2	83
Direct costs	(10.5	)(i)	(3.0)	(0.7)	(7.5)	(247)	(2.3)	(329)

Gross profit	38.7		12.9	8.0	25.8	200	4.9	61
Operating expenses	(48.0)		(55.1)	(54.2)	7.1	13	(0.9)	(2)

Operating loss	(9.3)		(42.2)	(46.2)	32.9	78	4.0	9
Profit on sale of fixed asset investments	1.5		—	—	1.5	100	—	—
Finance income (net)	7.3		4.1	4.4	3.2	76	(0.3)	(7)

Loss on ordinary activities before taxation	(0.5)		(38.1)	(41.8)	37.6	99	3.7	9

Taxation on loss on ordinary activities	(1.1)		—	2.6	(1.1)	(100)	(2.6)	(100)

Loss for the financial year	(1.6)		(38.1)	(39.2)	36.5	96	1.1	3

(i)	Restated, see Note 2 to the financial statements included in this 20-F.

Revenues

Revenues consist of the following for the three years ended September 30, 2005, 2004 and 2003:

				Variance
	2005	2004	2003	2005/2004	2004/2003
	£m	£m	£m	£m	£m
Royalties	40.5	6.3	—	34.2	6.3
License fees	5.2	4.6	2.6	0.6	2.0
Technical milestones	1.1	1.6	0.2	(0.5)	1.4
Clinical milestones	1.1	1.1	1.8	—	(0.7)
Contract research fees	0.4	1.8	3.9	(1.4)	(2.1)
Other	0.9	0.5	0.2	0.4	0.3

Total	49.2	15.9	8.7	33.3	7.2

Royalties Royalty income is generated by sales of products which use CAT’s proprietary technology. Royalty revenues are recognized once the amounts due can be reliably estimated based on the sale of the underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognized until CAT can reliably estimate the underlying sales. This may be considerably later than when the payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

In November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London regarding the royalty rate payable on sales of HUMIRA under a license agreement between the parties. In October 2005, CAT announced it had reached an agreement with Abbott regarding royalties payable to CAT under this license agreement. The terms of this agreement with Abbott are summarized below:

•	Abbott will pay CAT royalties at 2.688% on sales of HUMIRA from January 1, 2005. CAT will retain all of these royalties.

•	CAT will retain all royalties received from Abbott in respect of sales of HUMIRA up to December 2004, net of approximately £7.6 million which will be paid to its licensors, the MRC, the Scripps Institute and Stratagene.

•	Abbott paid CAT the sum of U.S.$255 million, which CAT immediately paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from January 1, 2005 onwards. This was both received from Abbott and paid to CAT’s licensors in October 2005.

•	CAT refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from January 1, 2005 through to June 30, 2005.

•	Abbott will pay CAT five annual payments of U.S.$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT will pay U.S.$2 million to its licensors.

The settlement agreement was an extension of the long running litigation process. In the audited UK GAAP financial statements issued by CAT on November 28, 2005, all aspects of the settlement agreement were treated as an adjusting post balance sheet event, and as such were treated as occurring during the year ended September 30, 2005. For the purposes of this 20-F filing, one element of the settlement agreement, namely the US$255 million payment from Abbott to CAT and the subsequent payment of this amount by CAT to its licensors referred to above, in lieu of their entitlement to royalties arising on sales of Humira from January 1, 2005 onwards, has not been treated as an adjusting post balance sheet event. As a result, turnover (royalties) and direct costs have been restated from the amounts previously reported in the audited UK GAAP financial statements issued on November 28, 2005, to exclude this element of the settlement. This restated UK GAAP treatment is in line with the treatment subsequently adopted under IFRS whereby these amounts will be included as revenue and direct costs in CAT’s financial statements for the year ended September 30, 2006.

Prior to settlement being reached, the royalty arrears received from Abbott in January 2005, pursuant to the High Court Judgment, and the royalties received in March 2005 in excess of the two percent argued by Abbott, were not recognized as revenue. These receipts were held in other creditors on the balance sheet pending resolution of the appeal. These amounts have been released to revenue in CAT’s results for the full year as a result of the settlement. Of the royalty payment received from Abbott in September 2005 (in respect of sales of HUMIRA for the six months to 30 June 2005), £9.2 million due back to Abbott has been recognized in other creditors. The remainder, equating to 2.688% of sales, has been recognized as revenue.

Royalty income for 2005 is comprised of the following, all in respect of HUMIRA:

	2005 Excluding Settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000
Royalties
Sales: 6 months to December 31, 2004 - at 2%, adjusted to 5-6%	5,167	8,114	13,281
Sales: 6 months to June 30, 2005 – at 2%, adjusted to 2.688%	6,529	2,346	8,875
Accrued royalty on sales 3 months to September 30, 2005 – at 2%, adjusted to 2.688%	4,041	1,390	5,431
Release of back dated royalties for sales to June 30, 2004 – excess of 5-6% over 2%	—	12,934	12,934

Total	15,737	24,784	40,521

As reflected above, royalties due on sales of HUMIRA have been accounted for on an accruals basis for the first time, resulting in an accrual of income for the final quarter of the 2005 financial year. This means that the results of 2005 reflect five quarters of royalty income.

Royalties recognized during the 2004 financial year relate to HUMIRA. Abbott announced that it had received FDA approval to market HUMIRA in the United States in December 2002 and, that it had received approval to market HUMIRA in the EU during September 2003. Sales of HUMIRA commenced in January 2003. The three royalty payments received during the 2004 financial year, and recognized as revenue, represent Abbott’s calculation of the 2% royalties due on HUMIRA sales in the period from January 2003 to June 30, 2004.

License fees License fees are typically one off up front payments. Under CAT’s revenue recognition policy license fees are deferred and are typically recognized over the period of the license term. Agreements entered into between October 1, 2002 and September 30, 2005 include the following:

•	Library license granted to Merck in October 2002

•	Agreement signed with MorphoSys in December 2002

•	Grant of five exclusive product licenses during 2002 (three to HGSI, one to Amgen and one to Wyeth Research)

•	Library license granted to Wyeth in February 2004

•	Library license granted to Genzyme in April 2004

•	Grant of six product licenses during 2004 (four to Dyax and two to Amgen)

•	Library license granted to NovImmune in December 2004

•	Patent license granted to BioInvent in June 2005

•	Patent license granted to Symphogen in July 2005

License fees increased between 2003 and 2004 primarily as a result of a full year’s revenue being recognized under the Chugai library license (granted in September 2002) for the first time during 2004, as well as revenue being recognized under the new licenses granted to Wyeth and Genzyme. A full year’s revenue was recognized under the Genzyme library license for the first time during 2005 which, with the new license granted to NovImmune, accounts for the majority of the increase between 2004 and 2005.

Milestones Under certain research and development agreements CAT receives milestone payments when certain defined technical criteria are met. Similarly CAT receives clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials of a product derived using CAT’s proprietary technology. The following significant milestones were received:

Year ended September 30, 2003:

•	Clinical milestone payment received from Abbott following product license approval of HUMIRA in Switzerland

•	Clinical milestone payments from HGSI on initiation of Phase I trials for ABthrax and HGS-ETR2

•	Technical milestone payments from Pfizer

Year ended September 30, 2004:

•	A milestone payment was received from Wyeth Research with the initiation of a Phase I clinical trial for MYO-029. Fifty percent of the value of this royalty payment is creditable against any future royalties payable by Wyeth Research and therefore, only half the value has been recognized as revenue in the year

•	A clinical milestone payment was received from Abbott during the 2003 financial year following FDA approval of HUMIRA. The milestone was not recognized as revenue during the 2003 financial year as it is creditable against the royalties receivable from Abbott. Three fifths of this milestone were released as revenue during the 2004 financial year

•	A technical milestone payment was received from Amgen

Year ended September 30, 2005:

•	A technical milestone payment was received from Amgen

•	The final two fifths of the HUMIRA clinical milestone payment noted above, were released in 2005

•	Two clinical milestones were received from Dyax.

Unless otherwise stated, the above milestone receipts have been recognized in full as revenue under CAT’s accounting policy.

Contract research fees CAT has provided research and development services to certain corporate collaborators, usually in the form of a defined number of CAT’s staff working with the collaborator to identify and optimize drug candidates to be licensed by the collaborator. Contract research fees were generated from ongoing collaboration agreements with the following customers.

Year ended September 30 2005	Year ended September 30, 2004	Year ended September 30, 2003
Merck	Merck	Merck
—	Amgen	—
—	Pfizer	Pfizer
—	Wyeth Research	Wyeth Research
—	—	HGSI

The decrease in revenues since 2003 reflects CAT’s strategy to focus on higher value programs with a consequent declining level of activity in this area.

Other revenues CAT receives a percentage of certain revenues generated by MorphoSys under the terms of an agreement signed in December 2002 and a percentage of certain revenues generated by Dyax under the terms of a licensing agreement. The majority of the increase in other revenues, both between 2003 and 2004 and between 2004 and 2005, arose as a result of an increase in such revenues received from MorphoSys and Dyax.

Direct costs

CAT’s direct costs are typically payments made to third parties as a proportion of certain CAT revenues. The majority of direct costs for the 2005 and 2004 financial years comprised royalties payable to the MRC and other licensors, primarily arising from the payments received from Abbott regarding sales of HUMIRA. The amounts due to CAT’s licensors on royalties received from Abbott regarding sales of HUMIRA were dependant on the outcome of the legal proceedings between CAT and Abbott.

Prior to the resolution of the litigation proceedings with Abbott, royalties due to CAT’s licensors were provided for at the mid-point of the expected possible outcomes. Subsequent to the settlement agreement reached with Abbott, final amounts due to CAT’s licensors have been agreed between the parties and provided for in CAT’s full year results for 2005, resulting in the adjustments shown below. As part of the settlement agreement reached with Abbott, Abbott paid CAT U.S.$255 million, which CAT immediately paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from January 1, 2005 onwards. This one off payment due to CAT’s licensors has not been treated as an adjusting post balance sheet event, and therefore has not been recorded in direct costs in 2005.

	2005 Excluding Settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000
Direct costs
On royalty in respect of sales six months to December 31, 2004 – at 0.75%	2,035	—	2,035
On royalty in respect of sales six months to June 30, 2005 – 0.75% adjusted to 0%	2,560	(2,560)	—
On accrued royalty in respect of sales three months to September 30, 2005 – at 0.75% adjusted to 0%	1,515	(1,515)	—
Payments on account made to the MRC on sales of HUMIRA to December 31, 2004	—	2,302	2,302
Payments made to licensors pursuant to settlement (October 2005)	—	7,606	7,606
Excess of amounts accrued (0.75%) over amounts paid to licensors (0.5%) (prior to payments on account referred to above)	—	(1,584)	(1,584)

Other (non HUMIRA)	144	—	144

Total	6,254	4,249	10,503

In the 2004 financial year, direct costs included an amount payable to the MRC and in the 2003 financial year included an amount payable to The Scripps Research Institute and Stratagene, all arising following CAT’s settlement of all pending litigation with MorphoSys. Direct costs for the 2003 and 2004 financial years included agency fees incurred in obtaining new contracts.

Operating expenses

Operating expenses consist of the following for the three years ended September 30, 2005, 2004 and 2003:

				Variance
	2005	2004	2003	2005/2004	2004/2003
	£m	£m	£m	£m	£m
Research and development	(39.2)	(44.1)	(45.0)	4.9	0.9
General and administrative	(8.8)	(11.0)	(9.2)	2.2	(1.8)

Total	(48.0)	(55.1)	(54.2)	7.1	(0.9)

Research and development expenses

				Variance
	2005	2004	2003	2005/2004	2004/2003
	£m	£m	£m	£m	£m
External development expenses	(11.5)	(18.5)	(15.2)	7.0	(3.3)
Staff costs and laboratory consumables (i)	(15.5)	(15.1)	(16.5)	(0.4)	1.4
Infrastructure and depreciation	(8.0)	(6.5)	(6.9)	(1.5)	0.4
Other	(4.2)	(4.0)	(6.4)	(0.2)	2.4

Total	(39.2)	(44.1)	(45.0)	4.9	0.9

Average staff numbers	210	231	249	(21)	(18)

(i)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

External development expenses (ii):

				Variance
	2005	2004	2003	2005/2004	2004/2003	Total costs to date
	£m	£m	£m	£m	£m	£m
Trabio	(4.2)	(11.1)	(9.0)	6.9	(2.1)	30.5
CAT-192 / GC-1008	(3.9)	(3.4)	(3.7)	(0.5)	0.3	14.2
AstraZeneca	1.1	—	—	1.1	—	1.1
CAM-3001	0.5	—	—	0.5	—	0.5
Other (iii)	(5.0)	(4.0)	(2.5)	(1.0)	(1.5)

Total	(11.5)	(18.5)	(15.2)	7.0	(3.3)

(ii)	ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax, MYO-029, IMC-11F8, IMC-1121B, BI-201, Sym001 and MT201 are being developed by third party licensees of CAT and therefore, CAT does not bear any costs associated with the research and development of such products.
(iii)	Other external development expenses includes expenses for CAT-213, CAT-354 and expenses that are not allocated to any particular product candidate (due to the early stage of development or nature of spend) and therefore CAT is unable to calculate total program costs to date for this category.

The decrease in external development costs between 2004 and 2005 is due to lower spend on the Trabio program. In March 2005, CAT terminated further development of Trabio as a potential treatment for improving the outcome of glaucoma surgery. The increase in external development costs between 2003 and 2004 reflected a significant rise in spend on clinical trials on CAT-funded programs, particularly Trabio and CAT-354.

Trabio is a fully human anti-TGFb2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of glaucoma surgery. Trabio failed to demonstrate efficacy in two Phase III clinical trials (in November 2004 and March 2005). CAT has now terminated all further development of Trabio, subject only to continuing with its minimum obligations in completing an ongoing United States clinical trial. In the 2006 financial year CAT expects to incur costs related to Trabio of approximately £0.5 million, such costs being committed to by CAT prior to the termination of further development with respect to Trabio.

GC-1008 is a pan-specific fully human anti-TGFb monoclonal antibody being developed by CAT and Genzyme. In October 2005, a Phase I clinical trial of GC-1008 in idiopathic pulmonary fibrosis (“IPF”) commenced. The objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of single intravenous infusions of GC-1008 in patients with IPF. The trial, which is an open-label, single dose, dose-escalating study will be in 25 patients in five centers in the United States. Preliminary results are expected to be available in 2007. Subject to ongoing discussions with the FDA, the companies are planning to file an IND for a Phase I clinical trial in oncology early in 2006.

CAT-192, a fully human anti-TGFb1 monoclonal antibody, was jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma. Following a study in 45 scleroderma patients and subsequent discussion with experts, suitable endpoints for a further trial in scleroderma could not be identified, and Genzyme and CAT have no further plans for the development of CAT-192.

Under the terms of the collaboration with Genzyme, as of October 1, 2005, CAT expects to fund the alliance with a further U.S.$25 million over the course of fiscal years 2006, 2007 and part of 2008, though the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and Genzyme have yet to determine the level of funding beyond that point.

In November 2004, CAT and AstraZeneca commenced a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the area of inflammatory disorders. As part of the alliance, it was agreed that CAT and AstraZeneca would fund on a 50:50 basis the cost of a minimum of 25 discovery programs that will be initiated over the first five-year discovery phase.

To date, CAT and AstraZeneca are working on six discovery projects consisting of one pre-existing CAT discovery program adopted into the alliance and five new programs, all of which had progressed to lead isolation stage on schedule by June 2005. Selection of the next targets for alliance discovery projects is already underway and during the next year, the companies intend to commence a further five programs. The total for 2005, as shown above, reflects the reimbursement due back from AstraZeneca so as to reapportion total alliance costs on a 50:50 basis. Due to the early stage of development the alliance costs have not been split by program. In the 2006 financial year, CAT expects a net credit of £0.4 million with respect to current programs with AstraZeneca.

CAT and Zenyth are co-developing human antibody antagonists to the GM-CSF receptor for potential therapeutic use in inflammatory diseases. CAT and Zenyth have selected a lead antibody, CAM-3001. Preliminary safety studies are ongoing and scale-up of production prior to pre-clinical development is underway. The development costs are split on a 50:50 basis and the balance for 2005 reflects the contribution received from Zenyth to bring CAT’s contribution back to 50%. In the 2006 financial year, CAT expects a net credit of £0.2 million with respect to the alliance with Zenyth.

Staff costs remained constant between 2004 and 2005 (reflecting some relocation of staff from research to general and administration), consumable costs increased with the high levels of activity on the AstraZeneca programs.

The fall in staff costs between 2003 and 2004 relates to a decline in staff numbers, with the termination of the antibody microarray project in 2003, and also reflects some reallocations of staff between departments.

Actual staff costs are not allocated to particular product candidates. Instead, a standard pre-determined full time equivalent rate which includes appropriate overhead costs, is used for internal project reporting. Full time equivalents charged to particular product candidates were as follows:

Full time equivalents charged to named programs:

				Variance
	2005	2004	2003	2005/2004	2004/2003
	Number	Number	Number	Number	Number
Trabio	5.9	21.4	24.4	(15.5)	(3.0)
CAT-192/GC-1008	8.1	13.4	14.9	(5.3)	(1.5)
AstraZeneca	33.0	—	—	33.0	—
CAM-3001	12.4	3.8	7.3	8.6	(3.5)
Licensed Products (iv)	—	—	3.8	—	(3.8)
Other (v)	40.1	37.2	40.0	2.9	(2.8)

(iv)	Assigned to ABT-874, LymphoStat-B, HGS-ETR1, HGS-ETR2, ABthrax and MYO-029. These programs are now being developed by third party licensees of CAT and therefore, CAT no longer assigns any full time equivalents to work on such product candidates.
(v)	Other includes full time equivalents assigned to CAT-213, CAT-354, product collaborations with Elan and Amgen and other CAT-funded product development activities.

At present, most of CAT’s product candidates are at relatively early stages of development and there is considerable uncertainty in predicting future research and development costs as well as the timing of various stages of development associated therewith.

Infrastructure and depreciation expenses decreased between 2003 and 2004 with the completion of the fit out of the Milstein Building, in early 2003. The increase between 2004 and 2005 is due to the impairment provision of £2.9 million made in 2005 against an intangible asset.

Other research and development expenditures in 2003 included the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

Neither infrastructure and depreciation expenses nor other research and development expenditures are allocated to particular product candidates.

General and administration expenses

				Variance
	2005	2004	2003	2005/2004	2004/2003
	£m	£m	£m	£m	£m
Staff costs (i)	(4.9)	(3.8)	(3.1)	(1.1)	(0.7)
Litigation	0.7	(2.5)	(0.9)	3.2	(1.6)
Exceptional costs	—	—	(0.6)	—	0.6
Foreign exchange	0.4	(1.1)	(0.8)	1.5	(0.3)
Other	(5.0)	(3.6)	(3.8)	(1.4)	0.2

Total	(8.8)	(11.0)	(9.2)	2.2	(1.8)

Average staff numbers	74	52	47	22	5

(i)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

The increase in staff costs year to year reflects the reallocations of staff from research, and between 2003 and 2004 some increase in staff numbers.

Litigation expenses of £3.9 million were incurred during 2005 prior to recovery of costs from Abbott. The increase year to year in litigation expenses is due to the legal proceedings commenced by CAT against Abbott in the High Court in London. CAT received £2.85 million towards its legal costs from Abbott in January 2005, pursuant to the High Court Judgment. In October 2005, CAT received an additional £1.73 million towards its legal costs. Following resolution of the litigation process, the total received from Abbott, of £4.6 million, has been credited against litigation within general and administration expenses in CAT’s full year results for 2005. Under the terms of its accounting policy, CAT has not accrued in 2005 for any legal costs incurred in relation to the litigation process with Abbott that arose subsequent to September 30, 2005.

Exceptional costs for 2003 relate to the offer made for Oxford GlycoSciences Plc (“OGS”). This comprised costs incurred of £1.7 million offset by a break fee of £1.1 million received from OGS.

The foreign exchange costs in all three years relate primarily to the non-cash charge, credit in 2005, arising from the conversion from U.S. Dollars to Pound Sterling of CAT’s trading balances with its U.S. subsidiary, Aptein Inc. This accounting charge increased between 2003 and 2004 due to the depreciation of the U.S. Dollar compared to Pound Sterling, and decreased between 2004 and 2005 due to the appreciation of the U.S. Dollar compared to Pound Sterling.

Finance income

Interest income increased between 2004 and 2005 due to the increase in CAT’s cash and liquid resources during the period (2005: £175.6 million; 2004: £93.7 million) as a result of the £75 million subscription monies received from AstraZeneca in December 2004, and the receipt of backdated royalties received from Abbott in January 2005. Interest income fell between 2003 and 2004 as average balances of cash and liquid resources decreased during the period (2004: £93.7 million; 2003: £107.8) as cash was consumed by operating activities.

Taxation

CAT has accounted for significant revenues in the 2005 financial year arising from the settlement reached with Abbott. As a result, CAT Limited has insufficient current year taxable losses to be offset against the taxable profit generated in CAT Group plc. Therefore, a tax charge of £1.0 million has arisen in the 2005 financial year. If CAT Limited makes a trading loss in the 2006 financial year, then a significant proportion of this tax charge is potentially recoverable.

CAT submitted one claim in the 2003 financial year under the research and development tax credit scheme for Small and Medium sized Enterprises in the United Kingdom. CAT chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of £3.1 million was made for the 2002 financial year. CAT no longer qualifies as a Small and Medium Sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of £0.6 million and £0.1 million was withheld on the license payments received from Chugai during the 2003 and 2004 financial years respectively.

Liquidity and capital resources

Since formation, CAT has incurred trading losses and expects to incur additional losses for a number of future years as a result of costs incurred in performing research and development and from general and administrative costs associated with CAT’s operations.

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

As of September 30, 2005, CAT had cash and liquid resources of approximately £175.6 million. CAT has invested funds that are surplus to its current requirements in highly liquid short-term securities managed on a discretionary basis by a third party. The principal purpose of CAT’s liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the return made on the investments. This is reflected in the criteria within the mandate under which the fund manager operates. As the majority of CAT’s funds are placed in short-term investments and investments are generally held to maturity, realization of losses from interest rate movements is unlikely. Declines in interest rates over time would, however, reduce CAT’s interest income.

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

Historical cash flows

				Variance
	2005	2004	2003	2005/2004	2004/2003
	£m	£m	£m	£m	£m
Net cash outflow from operating activities	(0.1)	(31.1)	(35.8)	31.0	4.7
Returns on investments and servicing of finance	6.2	4.2	5.1	2.0	(0.9)
Taxation	—	(0.1)	5.2	0.1	(5.3)
Capital expenditure and financial investment	0.1	(1.0)	(8.1)	1.1	7.1
Management of liquid resources	(63.5)	15.4	18.8	(78.9)	(3.4)
Financing	75.6	13.9	11.7	61.7	2.2

Increase/(decrease) in cash	18.3	1.3	(3.1)	17.0	4.4

CAT stated in November 2004 that it expected net cash outflow for 2005 before financing to be approximately £32 million. In May 2005, CAT stated that, pursuant to the payments received from Abbott as a result of the High Court judgment in CAT’s favor, this would now equate to a net cash inflow before financing of approximately £2 million for 2005. The actual result of £6.2 million net cash inflow before financing reflects lower levels of expenditure than anticipated, most notably in external development, plus a favorable effect from currency rate movement.

Operating activities CAT’s net cash used by operating activities has principally resulted from operating losses, offset by depreciation, amortization and other non-cash movements. In all three years, operating losses were also offset by increases in creditors. In 2003 and 2004 this was primarily due to the increase in deferred income resulting from new license agreements. In 2005, the significant increase in creditors arose from the settlement agreement reached with Abbott in October 2005. Creditors in 2005 included an amount of £9.2 million due back to Abbott under the terms of the settlement agreement, regarding the royalty payment for sales of HUMIRA in the six months to June 30, 2005. Creditors in 2005 also included amounts of £7.6 million due to CAT’s licensors regarding sales of HUMIRA to December 31, 2004. In October 2005, these amounts were paid to Abbott and the licensors respectively.

Investments and servicing of finance Interest income increased between 2004 and 2005 as a result of increased cash balances and liquid resources arising as a result of the AstraZeneca subscription monies and receipt of back-dated royalties from Abbott. Interest income fell between 2003 and 2004 as cash was consumed by operating activities. CAT established a finance leasing facility in 2003, under which equipment with a cost of £1.4 million has been financed. This is repayable over four years.

Taxation CAT received a £5.7 million research and development tax credit during the 2003 financial year. The credit received in the 2003 financial year was based on the claim for the 2002 and 2001 financial years. CAT no longer qualifies for cash refunds under this scheme and hence no further tax credits were received during the 2004 and 2005 financial years.

Capital expenditure and financial investment CAT’s capital expenditure is primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT has also invested in office and administrative facilities. The fall in capital expenditure from 2003 to 2004 was due to lower spend on fixtures and fittings and laboratory equipment following the completion of the fit out of the Milstein Building early in 2003. There was an increase in capital expenditure from 2004 to 2005 as a result of increased spend on laboratory equipment. CAT sold some of its shares held in MorphoSys during 2005 resulting in a cash inflow of £2.1 million during the year, which offset the capital expenditure and resulted in a net cash inflow of £0.1 million in capital expenditure and financial investment.

Financing CAT’s net cash inflows from financing activities primarily resulted from the issuance of ordinary shares. In the 2003 financial year Genzyme increased its equity stake in CAT through a subscription of £9.6 million for 1.8 million shares. This subscription for shares was the first of two tranches. The second tranche was a further 2.5 million shares with a value of £13.3 million, issued during the 2004 financial year following shareholder approval at the Extraordinary General Meeting held in October 2003. In the 2005 financial year, CAT received £75 million from AstraZeneca for 10,217,983 CAT shares. No dividends or shares were announced during the year.

Post balance sheet event

In addition to the settlement agreement reached with Abbott, which, other than in respect of the royalty buy-out from CAT’s licensors has been accounted for as an adjusting post balance sheet event, the following post balance sheet event occurred, which has not been accounted for in results for the year ended September 30, 2005.

On November 1, 2005, CAT announced the acquisition of product candidates CAT-3888 (formally GCR-3888) and CAT-8015 (formally GCR-8015) from Genencor, a subsidiary of Dansico, based in Palo Alto, California. CAT has also hired ten key former staff of Genencor who will continue to be responsible for the development of these programs, and has therefore established a CAT operation (CAT Inc.) in the United States for the first time. This operation will be based in Palo Alto, California.

The consideration for the acquisition is up to U.S.$16 million, of which U.S.$14 million was paid by CAT on closing on November 4, 2005. Simultaneously, Genencor subscribed U.S.$14 million for 1,170,277 new CAT shares. CAT may be required to pay Genencor additional consideration of up to U.S.$2 million payable in either cash or shares at CAT’s option, contingent on the availability for use in a clinical trial of bulk product material of CAT-8015 produced by Genencor.

Financial outlook for 2006

Further royalty income from Abbott in respect of HUMIRA is expected in the 2006 financial year. Royalties will be credited at the rate of 2.688% on HUMIRA sales from October 2005 to September 2006. Cash royalty receipts are in March and September, representing royalties for the preceding calendar half year. In addition, Abbott made a payment of US$9.375 million in January 2006, U.S.$2 million of which is payable to CAT’s licensors. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to September 30, 2005 are expected to be approximately £5 million for 2006 (this is a non-cash item). Additional revenues may arise from technical and clinical milestone receipts and any further licensing arrangements.

External development costs are expected to show an increase over 2005, reflecting higher spend on the collaborative program with Genzyme and on CAT-354, plus spending on CAT-3888 and CAT-8015.

The establishment of CAT Inc. will also give rise to additional costs in the period. Capital expenditure is also expected to be higher than in 2005 with planned purchases of significant items of laboratory equipment and information technology expenditure.

The settlement with Abbott gave rise to a one-off net cash outflow of £15.3 million in the early part of this financial year. It is expected that CAT’s spend represents (under International Financial Reporting Standards (“IFRS”)) net cash used in operating activities plus capital expenditure for 2006, assuming current exchange rates, will be of the order of £20 million plus the outflow of £15.3 million referred to above.

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

The principal area in which management is required to use estimates is in the recognition of license fees and royalties. License fees received are deferred and recognized as revenues over the period of the license term or associated research and development agreement. In circumstances where no such defined period exists, the license fee is deferred and recognized over the period to expiration of the relevant patents. These estimates represent management’s assessment of the period over which the licensee will realize value from the relationship.

This estimate may change as the associated products, to which the license relates, progress through clinical development and relevant product approvals. The impact of revised estimates could result in revenues being recognized over a revised term in future periods but without retrospective adjustment.

In addition, management is required to make judgments in the recognition of royalties, in particular, in relation to sales of HUMIRA. CAT’s accounting policy states that royalty revenues are recognized once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognized until CAT can reliably estimate the underlying sales. During the final quarter of the 2005 financial year, royalties due on sales of HUMIRA have been accounted for on an accruals basis for the first time. Consistent with CAT’s accounting policy, management has evaluated whether it can reliably estimate the underlying sales of HUMIRA. Management consider the criteria for recognition have been met because an additional year of historical data is available. In addition, the settlement of litigation in October 2005 brought further clarity to this judgment. As a result, royalties of £5,431,000 for the three months ended September 30, 2005 were recognized during the 2005 financial year.

Contingent liabilities

CAT is involved in one case of litigation, the litigation with Abbott having been settled in October 2005. Further information on litigation is given in Note 27 to the financial statements included within this Form 20-F. Management has estimated there to be no requirement to provide for liabilities in respect of this case. In making these estimates, management has considered the nature of the litigation (and in particular that the current litigation does not involve a material claim against CAT for damages) as well as the probability of various outcomes. Should facts and circumstances surrounding this litigation case change in the future there may be a requirement for management to revise estimates as to future liabilities and to record them in future financial statements.

Contractual obligations and commitments

CAT has various contractual obligations to make future payments including operating and finance lease obligations and other contractual commitments.

The following table summarizes CAT’s annual future obligations (as of September 30, 2005) under these contracts due by financial year:

	Payments due by period
Contractual obligations	Less than 1 year £’000	1 – 3 years £’000	3 – 5 years £’000	More than 5 years £’000	Total £’000
Debt (finance leases)	425	41	—	—	466
Operating leases	2,084	4,104	3,914	18,700	28,802
Purchase obligations	2,882	381	—	—	3,263

Total	5,391	4,526	3,914	18,700	32,531

In addition to the commitments above, as of October 1, 2005 CAT expects to fund the alliance it has with Genzyme a further U.S.$25 million over the course of fiscal years 2006, 2007 and part of 2008, under an amended collaboration agreement with Genzyme. Due to the nature of this collaborative arrangement it does not give rise to specified cash outflows and the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and Genzyme have yet to determine the level of funding beyond that point.

As part of the alliance CAT has with AstraZeneca, it was agreed that both parties would jointly fund the cost of a minimum of 25 discovery programs that will be initiated over the first five-year discovery phase. The research funding is expected to be a minimum of U.S.$175 million that AstraZeneca and CAT would commit to on a 50:50 basis. CAT has the option of co-investing in all programs through to Clinical Proof of Concept, and of continuing to fund jointly the development of one in every five product candidates that reach Clinical Proof of Concept up to product launch. As of October 1, 2005, CAT has a financial commitment of U.S.$19 million to the alliance over the course of fiscal years 2006 to 2008 in respect of the six discovery projects currently being worked on in the alliance, based on current program budgets. Again, the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and AstraZeneca intend to commence a further five program during 2006. CAT will be committed to fund fifty per cent of these program costs in addition to the six currently being worked on. CAT’s financial commitment is represented in part by an obligation to provide substantial human resource to the alliance over the next five years.

Differences between U.K. and U.S. GAAP

CAT’s consolidated financial statements are prepared in accordance with U.K. GAAP which differs in certain respects from U.S. GAAP reporting requirements.

The principal differences relate to accounting for revenue recognition and stock compensation. More details as to the differences between U.K. and U.S. GAAP are set out in Note 28 to the to the financial statements included in this Form 20-F.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), “Share-based payment” (“SFAS 123”), which requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The revised statement eliminates the alternative of using APB Opinion No. 25 Intrinsic Value method of accounting that was provided for in SFAS 123 as originally issued. SFAS 123 is effective no later than the beginning of the first fiscal year beginning after December 15, 2005. CAT has not evaluated what the effect would be on CAT’s financial position.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). APB Opinion No. 29 requires that non-monetary exchanges of assets be recorded at fair value with an exception of similar productive assets, which can be recorded on a carryover basis. SFAS 153 eliminates the current exception and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges that take place in fiscal periods beginning after June 15, 2005, however earlier application is permitted. It is uncertain what effect, if any, this statement will have on CAT, adoption is on a prospective basis.

In May 2005, the FASB issued SFAS 154, “Accounting changes and error corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005, however, earlier application is permitted. Management does not expect the impact of this new statement to be material to CAT’s financial position, adoption is on a prospective basis.

ITEM 6 -DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The information set forth in the Annual Report under the headings “The Board of Directors” and “Management” and filed as Exhibit 15.1 to this Form 20-F is incorporated herein by reference.

Since the date of the Annual Report, Uwe Bicker and Sir Aaron Klug have resigned from CAT’s Board. On February 3, 2006, each of Paul Nicholson, Peter Chambré, John Stocker, Ake Stavling, Diane Mellett and John Brown were re-appointed to the Board.

Compensation

The information set forth in the Annual Report under the heading “Report on Directors’ Remuneration” under the subheadings “Benefits”, “Pensions”, “Variable pay”, “Non-Executive Directors”, “Director’s emoluments”, “Directors’ share options” and “Share Incentive Plan” and filed as Exhibit 15.1 to this Form 20-F is incorporated herein by reference. In addition, please see Note 18 to the financial statements included in this Form 20-F.

Board Practices

The information set forth in the Annual Report under the headings “The Board of Directors”, “Report on Directors’ Remuneration—Service Contracts”, “Corporate Governance — The Board of Directors”, “Corporate Governance—The Audit Committee” and “Corporate Governance — The Remuneration Committee” and filed as Exhibit 15.1 to this Form 20-F is incorporated herein by reference.

Employees

Information regarding employees can be found in the first table under Note 7 (under the heading “Staff Costs”) to the financial statements included in this Form 20-F.

Share Ownership

The information set forth in the Annual Report under the heading “Report on Directors’ Remuneration” under the subheadings “Directors’ share options”, “Directors’ shareholdings”, “Options” and “Share Incentive Plan” and filed as Exhibit 15.1 to this Form 20-F is incorporated herein by reference. Further information regarding share ownership can be found in Note 7 (under the heading “Staff Costs”) and Note 18 (under the heading “Called up share capital and share premium” (in the options table)) to the financial statements included in this Form 20-F.

ITEM 7 -MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders and U.S. Holdings

The information set forth in the Annual Report under the heading “Directors’ Report-US Shareholdings” is incorporated herein by reference.

As of February 27, 2006, the Company estimates that the following shareholders held, directly or indirectly, 3% or more of the share capital of CAT.

Shareholder	Number of CAT Shares	Percentage of issued share capital
AstraZeneca UK Limited	10,217,983	19.25
Genzyme Corporation	4,607,982	8.68
Wellington Management Company LLP	3,935,765	7.41
Franklin	2,271,350	4.28
Invesco	2,265,686	4.27
Standard Life	2,019,706	3.80
Legal & General	1,824,392	3.44
Orbimed(i)	1,593,600	3.00
Pioneer Investment management Limited	1,709,782	3.22

(i)	On March 3, 2006, CAT was notified that Orbimed no longer has any interest in the share capital of CAT.

On November 25, 2005, November 28, 2005, December 1, 2005, December 5, 2005, December 20, 2005, January 3, 2006 and February 9, 2006 various directors acquired CAT shares. Details of such acquisitions, and the shareholdings of such directors thereafter, are set forth on Exhibits 15.2, 15.3, 15.4, 15.5, 15.6, 15.7 and 15.8 which are incorporated herein by reference.

The identified significant shareholders do not have different voting rights from holders of ordinary shares. To CAT’s knowledge, CAT is not controlled by any person. CAT is not aware of any current arrangement, the operation of which may result in a change in control of CAT at a later date.

Related Party Transactions

Please see Item 4.B under the headings “Key Contractual Arrangements – AstraZeneca.”

ITEM 8 -FINANCIAL INFORMATION

Please see Item 18.

Legal Proceedings

In November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the levels of royalties due to CAT under a license agreement between the parties. In December 2004 the High Court ruled in CAT’s favor. In January 2005 the judge denied Abbott leave to appeal and further ordered that Abbott contribute to CAT’s legal costs. In February 2005 the Court of Appeal granted leave to appeal and a hearing was set for October 2005. Since year end the matter was settled and the hearing did not take place. Financial terms of the settlement are disclosed in Note 2 to the financial statements included in this Form 20-F. Under the terms of the Settlement Agreement, Abbott will pay CAT a reduced royalty of 2.688% together with five annual payments of US $9.375 million commencing January 2006 contingent on the continued sale of HUMIRA. $2 million from each of these payments will be payable to CAT’s licensors. CAT will also retain royalties previously received from Abbott through December 31, 2004 net of £7.6 million which will be paid to CAT’s licensors. In addition, Abbott paid CAT U.S.$255 million which CAT paid to its licensors the MRC, Scripps Institute and Stratagene in lieu of their entitlement to royalties on sales of HUMIRA. Abbott will also pay a reduced royalty of 4.75% on any future sales of ABT-874 (a second drug candidate covered by the license agreement) from which CAT will pay a portion to the MRC and other licensors pursuant to CAT’s prior arrangements with them.

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

	High	Low	High	Low
	U.S.$	U.S.$	£	£
Financial year 2001
First quarter			43.88	26.05
Second quarter			35.50	13.38
Third quarter			26.65	15.38
Fourth quarter	31.44	13.10	21.69	8.70

Financial year 2002
First quarter	30.50	19.80	20.00	13.18
Second quarter	26.75	19.00	19.28	12.91
Third quarter	22.70	14.00	14.90	9.80
Fourth quarter	16.74	6.76	10.05	4.24

Financial year 2003
First quarter	9.87	7.20	6.20	4.57
Second quarter	9.69	5.32	5.90	3.21
Third quarter	9.81	5.45	5.80	3.30
Fourth quarter	9.35	6.91	5.80	4.15

Financial year 2004
First quarter	9.26	7.47	5.50	4.46
Second quarter	9.53	8.21	5.20	4.47
Third quarter	9.95	8.56	5.71	4.58
Fourth quarter	10.88	8.33	6.24	4.53

Financial year 2005
First quarter	14.38	10.46	7.40	5.64
Second quarter	14.85	12.07	7.75	6.50
Third quarter	12.47	10.41	6.75	5.50
Fourth quarter	14.32	11.45	7.70	6.39
September 2005	14.32	13.11	7.70	7.37
October 2005	13.25	11.69	7.55	6.58
November 2005	12.18	10.70	6.85	6.26
December 2005	12.76	11.75	7.27	6.83
January 2006	12.55	11.61	7.06	6.50
February 2006	13.80	11.86	7.73	6.64

ITEM 10 -ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The information set forth under the heading “Description of Share Capital” in the Company’s Registration Statement on Form 20-F/A, as amended, dated June 5, 2001, is incorporated herein by reference.

Material Contracts

The information required by this item is contained in Item 4.B. of this Form 20-F.

Exchange Controls

None.

Taxation

United Kingdom Tax Considerations

The following is a brief description of the material United Kingdom tax consequences of the acquisition, ownership and disposition of shares, including ADRs. The summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. The analysis assumes that shares and ADRs are taxed in an identical way. There are arguments which may result in the U.K. tax treatment, in certain circumstances, being less onerous than is described herein. Holders of shares or ADRs should consult with their own tax advisors as to the particular tax consequences to them under United Kingdom, United States federal, state and local and other foreign laws, of the acquisition, ownership and disposition of shares or ADRs.

Taxation of Dividends and Distributions

Under current U.K. taxation legislation, no tax will be withheld from cash dividend payments by CAT.

U.S. holders of shares or ADRs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on dividends paid by CAT. The taxation treaty between the U.S. and the U.K., which came into effect in 2003, does not provide for a tax credit on a dividend payment made by a U.K. company. Provision was made in the new treaty for a twelve month transitional period, during which the resident of the U.S. could continue to rely on the terms of the existing treaty if those terms were favorable.

Holders of shares or ADRs should consult with their own tax advisors as to whether any tax credit or the notional U.K. withholding tax under the income tax treaty will be considered to have been paid with respect to dividends.

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

United Kingdom Inheritance Tax

Subject to the discussion of the estate tax treaty in the next paragraph, shares or ADRs beneficially owned by an individual will be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the shares or ADRs are the subject of a gift, including a transfer at less than full market value, by such individual. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement where the gift is made more than seven years before the death of the donor. Special rules apply to shares or ADRs held in a settlement.

A share or ADR held by an individual whose domicile is determined to be the United States for purposes of the estate and gift tax treaty and who is not a national of the United Kingdom, will not be subject to U.K. inheritance tax on the individual’s death or on a lifetime transfer of the share of ADR except where the share or ADR:

•	is part of the business property of a U.K. permanent establishment of a U.S. enterprise, or

•	pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

The estate and gift tax treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the share or ADR is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

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

United States Federal Income Tax Considerations

The following summary sets forth the material U.S. federal income tax considerations related to holders of CAT shares (including ADRs). Unless otherwise stated, this summary deals only with holders that are U.S. Persons (as defined below) who hold their shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. For example, if a partnership holds our ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the shares, you should consult your tax advisors. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers in securities, tax exempt organizations, expatriates or persons who hold the ordinary shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States.

For purposes of this discussion the term “U.S. Person” means:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust;

and if your status as a U.S. Person is not overridden under the provisions of an applicable tax treaty.

Taxation of Dividends

The gross amount of a distribution paid on a share (including ADRs), including the full amount of any notional U.K. withholding tax thereon, will be a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits (as calculated for U.S. tax purposes). To the extent that a distribution exceeds CAT’s current or accumulated earnings and profits, it will be treated as a nontaxable return of capital and thereafter as a capital gain. Dividends paid by CAT generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the Code.

Dividends paid by U.S. corporations and certain foreign corporations will be taxed in the hands of individuals at the same preferential tax rate as long term capital gains. Dividends paid by CAT will be eligible for this preferential tax rate in any taxable year that CAT is not treated as a PFIC (as defined below) for that year.

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

United States Anti-Deferral Provisions

The Code contains certain “anti-deferral” provisions which, if applicable, would change the U.S. federal income tax consequences of owning or disposing of shares or ADRs discussed above. These provisions generally seek to reduce or eliminate the effect of the deferral of U.S. taxes on certain undistributed earnings of foreign corporations, with the result that in some cases income may be required to be recognized before an actual cash distribution is made. As of the date of this prospectus, except as set forth below with respect to the rules regarding passive foreign investment companies, CAT believes that these anti-deferral provisions will not apply to holders of shares or ADRs.

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

PFIC Annual Information Statement

Although it was a PFIC (as defined below) in 2003, CAT believes that it was not a PFIC for the 2004 and 2005 financial years.

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

Consequences of PFIC Treatment

For those shareholders who held their shares or ADRs in 2003, and for other shareholders in any year that CAT is a PFIC, if a U.S. holder of CAT shares does not make a mark-to-market election (as described below), the U.S. holder will be subject to special rules described below with respect to any gain realized on the sale or other disposition of CAT’s ordinary shares or ADRs.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

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

Not applicable.

ITEM 13 -DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 14 -MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 -CONTROLS AND PROCEDURES

The Company, through its Disclosure Committee, has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 15d-15. As a result of this work, the Chief Executive Officer and the Chief Financial Officer concluded that, as of September 30, 2005, the Company’s disclosure controls and procedures are effective. The Company continues to review and refine its internal controls over financial reporting in line with changes in the Company’s reporting all GAAP.

ITEM 16A –AUDIT COMMITTEE FINANCIAL EXPERT

CAT’s board of directors has determined that Åke Stavling, the chairman of its audit committee, is an audit committee financial expert. Åke Stavling is independent, as that term is defined in Rule 10A-3 under the Securities Exchange Act of 1934 for purposes of the listing standards of the NASDAQ Stock Market.

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

ITEM 16C –PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Deloitte & Touche LLP, CAT’s independent auditors, in each of the last two fiscal years, in each of the following categories are:

	2005 £’000	2004 £’000
Audit	44	39
Audit related	308	45
Tax	—	—
Other	—	—

	352	84

Audit fees include fees associated with the annual audit and local statutory audits. Audit related fees paid to Deloitte & Touche LLP principally include fees in respect of quarterly and interim reviews and in 2005, reporting accountant work regarding the AstraZeneca agreement and reviews performed with respect to Sarbanes-Oxley §404 controls documentation and IFRS restatement of results.

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

Report of Independent Registered Public Accountants

We have audited the accompanying consolidated balance sheets of Cambridge Antibody Technology Group plc and subsidiaries (the “Company”) at September 30, 2005 and 2004, and the related consolidated profit and loss accounts, cash flow statements and statements of total recognised gains and losses for each of the three years in the period ended September 30, 2005, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cambridge Antibody Technology Group plc and subsidiaries at September 30, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

As discussed in Note 2, the Company has restated its UK GAAP profit and loss account for the year ended September 2005 in respect of the accounting for a subsequent event.

As discussed in Note 28, the Company has restated its US GAAP cash flow information for the years ended September 30, 2004 and 2003 in respect of the presentation of cash and cash equivalents.

Deloitte & Touche LLP

Cambridge, England.

3 March, 2006

ACCOUNTS AND NOTES | CONSOLIDATED PROFIT AND LOSS ACCOUNT

As previously reported
For the year ended 30 September 2005	Notes	2005 Excluding settlement with Abbott £’000	2005 Settlement with Abbott (Note 2) £’000	2005 Total £’000	As restated (Note 2) 2005 Total £’000	2004 £’000	2003 £’000
Turnover	3	24,458	169,506	193,964	49,242	15,925	8,743
Direct costs	(6,254)	(148,971)	(155,225)	(10,503)	(3,023)	(690)

Gross profit	18,204	20,535	38,739	38,739	12,902	8,053
Research and development expenses	(39,170)	—	(39,170)	(39,170)	(44,125)	(44,981)
General and administration expenses	(13,386)	4,552	(8,834)	(8,834)	(10,969)	(9,196)

Operating (loss)/profit	(34,352)	25,087	(9,265)	(9,265)	(42,192)	(46,124)
Profit on sale of fixed asset investments	12	1,461	—	1,461	1,461	—	—
Finance income (net)	6	6,430	844	7,274	7,274	4,130	4,360

(Loss)/profit on ordinary activities before taxation	5	(26,461)	25,931	(530)	530	(38,062)	(41,764)
Taxation on loss on ordinary activities	8	(1,047)	(1,047)	(64)	2,573

Loss for the financial year	19	(1,577)	(1,577)	(38,126)	(39,191)

Loss per share – basic and diluted (pence)	9	3.2	p	3.2	p	93.3	p	107.5	p
Shares used in calculating net loss per share (number)	9	49,381,476	49,381,476	40,866,684	36,440,993

The losses for all years arise from continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2005	2005 £’000	2004 £’000	2003 £’000
Loss for the financial year	(1,577)	(38,126)	(39,191)
(Loss)/gain on foreign exchange translation	(413)	1,099	606

Total recognised losses relating to the year	(1,990)	(37,027)	(38,585)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

CONSOLIDATED BALANCE SHEET

At 30 September 2005	Notes	2005 £’000	2004 £’000
Fixed assets
Intangible assets	10	2,581	5,832
Tangible assets	11	11,706	12,362
Investments	12	2,299	2,942

		16,586	21,136

Current assets
Debtors
– due within one year	13	13,406	4,460
– due after one year	13	1,160	—
Short term investments	14	156,392	93,061
Cash at bank and in hand		20,281	2,678

		191,239	100,199

Creditors
Amounts falling due within one year	15	(29,804)	(15,603)

Net current assets		161,435	84,596

Total assets less current liabilities		178,021	105,732

Creditors
Amounts falling due after more than one year	16	(18,615)	(20,650)

Net assets		159,406	85,082

Capital and reserves
Called-up share capital	18	5,164	4,111
Share premium account	18	301,804	226,829
Other reserve	19	13,456	13,456
Profit and loss account	19	(161,018)	(159,314)

Shareholders’ funds – all equity	20	159,406	85,082

The accompanying notes are an integral part of this consolidated balance sheet.

ACCOUNTS AND NOTES | COMPANY BALANCE SHEET

At 30 September 2005	Notes	2005 £’000	2004 £’000
Fixed assets
Investments	12	177,057	177,057

Current assets
Debtors	13	29,183	8,357
Short term investments	14	131,358	92,559
Cash at bank and in hand		9	11

		160,550	100,927

Creditors
Amounts falling due within one year	15	(1,092)	(21,205)

Net current assets		159,458	79,722

Total assets less current liabilities		336,515	256,779

Net assets		336,515	256,779

Capital and reserves
Called-up share capital	18	5,164	4,111
Share premium account	18	301,804	226,829
Profit and loss account	19	29,547	25,839

Shareholders’ funds – all equity		336,515	256,779

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston

Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2005	Notes	2005 £’000	2004 £’000	2003 £’000
Net cash outflow from operating activities	21	(161)	(31,067)	(35,819)
Returns on investments and servicing of finance	22	6,223	4,217	5,049
Taxation	22	—	(64)	5,210
Capital expenditure and financial investment	22	108	(1,026)	(8,082)

Net cash inflow/(outflow) before management of liquid resources and financing		6,170	(27,940)	(33,642)
Management of liquid resources	22	(63,521)	15,357	18,778
Financing	22	75,653	13,875	11,730

Increase/(decrease) in cash	23	18,302	1,292	(3,134)

The accompanying notes are an integral part of this consolidated cash flow statement.

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS

1 Description of business and accounting policies

Cambridge Antibody Technology Group plc is the holding company, based in the United Kingdom, of a group of companies engaged in the business of biotechnology. The Company and its subsidiaries (the Group) use advanced platform technologies for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. The Group uses proprietary technologies for drug discovery and drug development.

The Group’s aim is to secure short term revenues through licences of its technology and long term revenues through product development, working in partnership with other companies at all stages of the drug product discovery and development process. The Group’s past and present collaborative partners include AstraZeneca, Abbott, Wyeth Research, Pfizer, HGSI, Genzyme, Amgen, Zenyth, Elan, Chugai and Merck. The Group’s collaborative agreements may cover research activities or product development or both.

On 21 November 2004, CAT and AstraZeneca signed a major strategic alliance to discover and develop human antibody therapeutics. Under the terms of the agreement, the companies will jointly undertake the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. In addition, under a separate subscription agreement AstraZeneca subscribed in cash for 10,217,983 CAT Shares at a price of £7.34 per share for a total investment of £75 million. Based on CAT shares in issue as at 21 November 2004 this represented a 19.9% interest in the enlarged issued share capital of CAT.

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

The profit for the financial year dealt with in the financial statements of the Company was £3,708,000 (2004: £2,661,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

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

Fixtures and fittings: over either four or 20 years (or the remaining lease term if less).

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

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

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

2 Settlement agreement between CAT and Abbott (as restated)

As described in note 27, in November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London. The court hearing was held in November 2004, and in December 2004, the judge issued his judgement in CAT’s favour. In March 2005, Abbott was granted permission to appeal.

On 26 October 2005, CAT announced that it had reached an agreement regarding royalties payable to CAT. With regard to sales of HUMIRA, under the terms of the settlement agreement:

•	Abbott paid CAT the sum of US$255 million, which CAT has paid to its licensors, Medical Research Council, Scripps Institute and Stratagene, in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards.

•	Abbott will pay CAT five annual payments of US$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT will pay US$2 million to its licensors.

•	Abbott will pay CAT royalties at 2.688% on sales of HUMIRA from 1 January 2005.

•	CAT will retain all royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which has been paid to its licensors.

•	CAT has refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from 1 January 2005 through to 30 June 2005.

The settlement agreement was an extension of the long running litigation process. In the audited UK GAAP financial statements issued by CAT on 28 November 2005, all aspects of the settlement agreement were treated as an adjusting post balance sheet event, and as such were treated as occurring during the year ended 30 September 2005. For the purposes of this 20-F filing, one element of the settlement agreement, namely the US$255 million payment from Abbott to CAT and the subsequent payment of this amount by CAT to its licensors referred to above, in lieu of their entitlement to royalties arising on sales of Humira from 1 January 2005 onwards, has been treated as a non-adjusting post balance sheet event. As a result, turnover (royalties) and direct costs have been restated from the amounts previously reported in the audited UK GAAP financial statements issued on 28 November 2005, to exclude this element of the settlement. This restated UK GAAP treatment is in line with the treatment subsequently adopted under IFRS whereby these amounts will be included as revenue and direct costs in CAT’s financial statements for the year ended 30 September 2006.

Turnover – royalties Prior to settlement being reached, the royalty arrears received from Abbott in January 2005, pursuant to the High Court Judgement, and the royalties received in March 2005 in excess of 2% argued by Abbott, were not recognised as revenue. These receipts were held in other creditors on the balance sheet pending resolution of the appeal. These amounts have been released to revenue in CAT’s results for the full year as a result of the resolution of the litigation process. Of the royalty payment received from Abbott in September 2005, (in respect of sales of HUMIRA for the six months to 30 June 2005), the £9.2 million due back to Abbott has been recognised in other creditors, the remainder, equating to 2.688% of sales, has been recognised as revenue.

2 Settlement agreement between CAT and Abbott cont.

The following adjustments were made to royalties, due from Abbott regarding sales of HUMIRA, as a result of the Settlement reached with Abbott.

	As previously reported
	2005 Excluding settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000	As restated 2005 Total £’000
Royalties
HUMIRA sales: six months to 31 December 2004 – at 2%, adjusted to 5-6%	5,167	8,114	13,281	13,281
HUMIRA sales: six months to 30 June 2005 – at 2%, adjusted to 2.688%	6,529	2,346	8,875	8,875
Accrued royalty on sales three months to 30 September 2005 – at 2%, adjusted to 2.688%(i)	4,041	1,390	5,431	5,431
Release of back dated royalties for sales to 30 June 2004 – excess of 5-6% over 2%	—	12,934	12,934	12,934
Royalty buy out (due to CAT’s licensors)	—	144,722	144,722	—

Total	15,737	169,506	185,243	40,521

(i)	As reflected above, during the final quarter of the 2005 financial year, royalties due on sales of HUMIRA have been accounted for on an accruals basis for the first time. Consistent with the Group’s accounting policy, management has evaluated whether it can reliably estimate the underlying sales of HUMIRA. Management consider the criteria for recognition have been met.

Direct costs CAT’s direct costs are typically payments made to third parties as a proportion of certain CAT revenues. Direct costs for the 2005 financial year comprised royalties payable to Medical Research Council, Scripps Institute and Stratagene arising from the payments received from Abbott regarding sales of HUMIRA.

The amounts due to CAT’s licensors on royalties received from Abbott regarding sales of HUMIRA was dependent on the outcome of the legal proceedings between CAT and Abbott. Prior to the resolution of the litigation proceedings with Abbott, royalties due to CAT’s licensors were provided for at the mid-point of the expected possible outcomes. Subsequent to the Settlement Agreement reached with Abbott, final amounts due to CAT’s licensors have been agreed between the parties and provided for in CAT’s full year results for 2005, resulting in the following.

	As previously reported
	Excluding settlement with Abbott £’000	2005 Settlement with Abbott £’000	2005 Total £’000	As restated 2005 Total £’000
Direct costs
On royalty in respect of sales six months to 31 December 2004 – at 0.75%	2,035	—	2,035	2,035
On royalty in respect of sales six months to 30 June 2005 – 0.75% adjusted to 0%	2,560	(2,560)	—	—
On accrued royalty in respect of sales three months to 30 September 2005 – at 0.75% adjusted to 0%	1,515	(1,515)	—	—
Payments on account made to Medical Research Council on sales of HUMIRA to 31 December 2004	—	2,302	2,302	2,302
Payments made to licensors pursuant to Settlement (October 2005)	—	7,606	7,606	7,606
Excess of amounts accrued (0.75%) over amounts paid to licensors (0.50%) (prior to payments on account referred to above)	—	(1,584)	(1,584)	(1,584)
Royalty buy out		144,722	144,722	—
Other (non HUMIRA)	144	—	144	144

Total	6,254	148,971	155,225	10,503

General and administration expenses Litigation expenses of £3.9 million were incurred during 2005 and £2.5 million in 2004, on the legal proceedings with Abbott. CAT received £2.85 million towards its legal costs from Abbott in January 2005, pursuant to the High Court Judgement. These costs were not credited to the P&L account, but were held on the balance sheet in creditors pending resolution of the appeal. In October 2005, CAT received an additional £1.73 million towards its High Court legal costs. Following resolution of the litigation process, the total received from Abbott, of £4.6 million, has been credited against general and administration expenses in CAT’s full year results for 2005. Under the terms of its accounting policy, CAT has not accrued for any legal costs incurred in relation to the litigation process with Abbott that arose subsequent to 30 September 2005.

Finance income The back dated royalty payment received from Abbott in January 2005, and the receipt of all subsequent payments of royalties in excess of 2% argued by Abbott, were held in a separate account pending resolution of the litigation process. All interest earned on these monies was held in creditors on the balance sheet, given it was also potentially repayable should Abbott have won its appeal. Subsequent to the Settlement Agreement, interest earned on these monies has been released to the profit and loss account.

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

3 Turnover and loss on ordinary activities before taxation (as restated)

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

	As previously reported 2005 £’000	As restated (Note 2) 2005 Total £’000	2004 £’000	2003 £’000
Total turnover	195,315	50,593	18,194	11,417
Less: intra-Group eliminations	(1,351)	(1,351)	(2,269)	(2,674)

Consolidated turnover	193,964	49,242	15,925	8,743

Consolidated turnover was generated from customers in the following geographical areas:

	As previously reported 2005 £’000	As restated (Note 2) 2005 Total £’000	2004 £’000	2003 £’000
Europe	1,306	1,306	718	251
United States of America	5,282	5,282	6,474	6,665
Bermuda(i)	185,243	40,521	6,328	—
Rest of the World	2,133	2,133	2,405	1,827

	193,964	49,242	15,925	8,743

(i)	Consists of royalties received from Abbott.

Net assets of £859,000 (excluding creditors eliminated on consolidation of £26,053,000) (2004: net assets of £509,000, excluding creditors eliminated on consolidation of £20,176,000) and total assets of £859,000 (2004: £509,000) are held in the United States of America. A net loss of £5,114,000 (2004: £5,770,000) arose in the United States of America.

Consolidated turnover by type:

	As previously reported 2005 £’000	As restated (Note 2) 2005 Total £’000	2004 £’000	2003 £’000
Royalties (see note 2)	185,243	40,521	6,328	—
Licence fees	5,168	5,168	4,601	2,590
Technical milestones	1,099	1,099	1,610	225
Clinical milestones	1,118	1,118	1,091	1,850
Contract research fees	356	356	1,829	3,904
Other	980	980	466	174

Total	193,964	49,242	15,925	8,743

3 Turnover and loss on ordinary activities before taxation cont.

During the financial years ended 30 September 2005, 2004 and 2003 certain customers individually contributed more than 10% of the Group’s revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

	%	£’000
2005 Customer contributing greatest % to revenue (as restated – Note 2)	83	41,089

Total	83	41,089

2005 Customer contributing greatest % to revenue (as previously reported – Note 2)	96	185,811

Total	96	185,811

2004 Customer contributing greatest % to revenue	45	7,159
2004 Customer contributing second greatest % to revenue	14	2,173
2004 Customer contributing third greatest % to revenue	13	2,080

Total	72	11,412

2003 Customer contributing greatest % to revenue	28	2,476
2003 Customer contributing second greatest % to revenue	21	1,885
2003 Customer contributing third greatest % to revenue	14	1,250

Total	63	5,611

As at 30 September 2005 the customer shown above constituted 82% of the Group’s trade receivables. As at 30 September 2004, the three customers shown above constituted 36% of the Group’s trade receivables.

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

5 Loss on ordinary activities before taxation

	2005 £’000	2004 £’000	2003 £’000
The loss on ordinary activities before taxation is stated after charging (crediting):
Depreciation and amounts written off tangible fixed assets:
– owned assets	2,355	2,488	2,714
– leased assets	338	338	275
Amortisation of intangible fixed assets	375	1,051	1,050
Impairment provision in respect of intangible fixed assets	2,876	—	—
Auditors’ remuneration – audit Deloitte & Touche LLP	44	39	35
– audit related fees Deloitte & Touche LLP	308	45	384
– other Deloitte & Touche LLP	—	—	—
Foreign exchange (gain)/loss	(449)	1,089	835
(Profit)/loss on disposal of tangible fixed assets	(2)	(3)	94
Operating lease rentals:
– plant and machinery	76	56	46
– other operating leases	1,960	2,107	1,781
Allocations under equity participation schemes	588	454	521

Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

Audit related fees paid to Deloitte & Touche LLP include fees in respect of reporting accountant work and in connection with the filing of a shelf registration in 2003. In 2005, they comprise fees in respect of reporting accountant work regarding the AstraZeneca agreement and reviews performed of Sarbanes Oxley S404 controls documentation and IFRS restatement of results.

The Group recharged audit fees of £10,000 to the Company (2004: £10,000).

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

6 Finance income (net)

	2005 £’000	2004 £’000	2003 £’000
Interest receivable	7,507	4,205	4,416
Interest payable on finance leases	(46)	(75)	(56)
Other interest payable	(187)	—	—

	7,274	4,130	4,360

7 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2005	2004	2003
Management and administration	74	52	47
Research and development	210	231	249

	284	283	296

	£’000	£’000	£’000
Their aggregate remuneration comprised:
Wages and salaries(i)	13,289	11,657	11,669
Social security costs – charge provided on unapproved options	15	1	13
– on wages and salaries	1,377	1,253	1,190
Other pension costs	1,061	1,009	988

	15,742	13,920	13,860

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. This charge is included in wages and salaries.

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

The market price of shares at the year end was £7.44. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be nil given that the full provision has now been accounted for. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £18,000.

8 Taxation

	2005 £’000	2004 £’000	2003 £’000
UK Corporation Tax	(1,047)	—	—
Research and development tax credit	—	—	3,148
Overseas taxation	—	(64)	(575)

	(1,047)	(64)	2,573

During the year ended 30 September 2003 the Group received a refund of £3,148,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2002.

Overseas taxation is the tax withheld on the licence payments received from Chugai.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2004: 30%; 2003: 30%). The differences are explained below:

	2005 £’000	2004 £’000	2003 £’000
Loss on ordinary activities before tax	(530)	(38,062)	(41,764)

Tax at 30% thereon	(159)	(11,419)	(12,530)
Effects of:
Increase in losses carried forward	553	10,290	14,212
Expenses not deductible for tax purposes	751	806	(438)
Capital allowances in deficit/(excess) of depreciation	(99)	317	(1,186)
Utilisation of tax losses in respect of research and development tax credit	—	—	(3,148)
Movement in short term timing differences	8	6	(58)
Accounting profit on chargeable assets	(7)	—	—

	1,047	—	(3,148)

Overseas taxation	—	64	575

	1,047	64	(2,573)

Analysis	of deferred tax balances:

	2005 £’000	2004 £’000
Short term timing differences	(176)	(168)
Accelerated capital allowances	1,976	2,315
Tax losses available	(39,450)	(39,272)

Total unprovided deferred tax asset	(37,650)	(37,125)

At 30 September 2005 the Group had tax losses of approximately £133 million (2004: £131 million, 2003: £100 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £39 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

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

For the years ending 30 September 2005, 2004 and 2003 there were respectively 679,011, 352,176 and 289,640 potentially dilutive issuable shares attributable to the exercise of outstanding options that were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of £1,577,000 (2004: £38,126,000, 2003: £39,191,000) and a weighted average number of ordinary shares of 49,381,476 (2004: 40,866,684, 2003: 36,440,993).

10 Intangible fixed assets

Group	Licences £’000	Patents £’000	Total £’000
Cost:
At 1 October 2004 and 30 September 2005	4,740	5,265	10,005
Amortisation:
At 1 October 2004	1,864	2,309	4,173
Charge for the year	—	375	375
Impairment provision	2,876	—	2,876

At 30 September 2005	4,740	2,684	7,424

Net book value:
At 30 September 2005	—	2,581	2,581

At 30 September 2004	2,876	2,956	5,832

As part of an impairment review of intangible assets, it was deemed appropriate to write down the carrying value of the licences to nil.

The Company has no intangible fixed assets.

The weighted average useful life of the patents is 14 years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2006 to 2009 inclusive is £373,000.

11 Tangible fixed assets

Group	Freehold land and buildings £’000	Fixtures and fittings £’000	Laboratory equipment £’000	Office equipment £’000	Motor vehicles £’000	Total £’000
Cost:
At 1 October 2004	785	11,792	12,862	2,216	20	27,675
Additions	—	181	1,428	428	—	2,037
Disposals	—	—	(46)	—	—	(46)
Written down	—	(2,510)	(2,500)	(463)	(6)	(5,479)

At 30 September 2005	785	9,463	11,744	2,181	14	24,187

Depreciation:
At 1 October 2004	286	3,724	9,953	1,330	20	15,313
Charge for the year	49	511	1,715	418	—	2,693
Eliminated in respect of disposals	—	—	(46)	—	—	(46)
Eliminated in respect of write downs	—	(2,494)	(2,472)	(507)	(6)	(5,479)

At 30 September 2005	335	1,741	9,150	1,241	14	12,481

Net book value:
At 30 September 2005	450	7,722	2,594	940	—	11,706

At 30 September 2004	499	8,068	2,909	886	—	12,362

Leased assets included above:
Net book value:
At 30 September 2005	—	43	216	172	—	431

At 30 September 2004	—	45	400	324	—	769

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group Other investments £’000	Company Subsidiary undertakings £’000
Cost:
At 1 October 2004	3,157	177,057
Disposals(i)	(643)	—

At 30 September 2005	2,514	177,057

Provisions for impairment:
At 1 October 2004 and at 30 September 2005	215	—

Net book value:
At 30 September 2005	2,299	177,057

At 30 September 2004	2,942	177,057

(i)	During August 2003 CAT received 588,160 newly issued shares from MorphoSys, a company listed in Germany, under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The opening cost of other investments includes the net value of these shares, that is, excluding the amount due to The Scripps Research Institute, Stratagene and the Medical Research Council, these amounts have been included within current asset investments. During the year, CAT sold some of its MorphoSys shares, generating a profit on disposal of £1,461,000.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003. The market value of this investment at 30 September 2005 was £9,729,000 (30 September 2004: £8,436,000).

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

12 Fixed asset investments cont.

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

	Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
Cambridge Antibody Technology Limited	England	Research and development	100%
Optein Inc. (trading as Aptein Inc.)	USA	Research and development	100%
Tagred Limited	England	Dormant	100%

13 Debtors

	Group 2005 £’000	Group 2004 £’000	Company 2005 £’000	Company 2004 £’000
Due within one year:
Trade debtors	5,919	405	—	—
Due from subsidiary undertakings	—	—	27,378	7,588
Other debtors	3,725	1,051	—	19
Prepayments and accrued income(i)	3,762	3,004	1,805	750

	13,406	4,460	29,183	8,357

Due after more than one year:
Trade debtors	1,160	—	—	—

	1,160	—	—	—

(i)	Includes accrued interest of £1,986,000 (2004: £750,000).

14 Short term investments

	Group 2005 £’000	Group 2004 £’000	Company 2005 £’000	Company 2004 £’000
Liquid resources:
Floating rate notes	26,986	29,985	26,986	29,985
Certificates of deposit	126,270	49,000	102,270	49,000
Term deposits	2,824	13,574	2,102	13,574

	156,080	92,559	131,358	92,559
Listed investments (see note 12)	312	502	—	—

	156,392	93,061	131,358	92,559

Market value of listed investments	1,319	1,440	—	—

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in Sterling primarily and US Dollars, in interest bearing marketable securities as described in note 17.

15 Creditors

	Group 2005 £’000	Group 2004 £’000	Company 2005 £’000	Company 2004 £’000
Amounts falling due within one year:
Bank overdraft	803	1,512	—	—
Obligations under finance leases	405	376	—	—
Trade creditors	1,429	1,263	—	—
Amounts owed to subsidiary undertakings	—	—	—	21,175
Corporation tax	1,047	—	1,047	—
Taxation and social security	417	—	—	—
Other creditors(i)	9,648	504	—	—
Accruals(ii)	11,078	6,344	45	30
Deferred income	4,977	5,604	—	—

	29,804	15,603	1,092	21,205

(i)	Includes an one-off payment due of £9.2 million.

(ii)	Includes accrued employee benefits of £1,244,000 and other accrued liabilities of £8,080,000 (2004: accrued employee benefits of £1,159,000 and other accrued liabilities of £3,400,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

16 Creditors

	Group 2005 £’000	Group 2004 £’000
Amounts falling due after more than one year:
Obligations under finance leases	40	444
Deferred income	18,575	20,206

	18,615	20,650

Borrowings are repayable as follows –
Bank overdraft:
Due within one year or on demand (note 15)	803	1,512

Finance leases:
Due within one year (note 15)	405	376
Due in more than one year but not more than two years	40	405
Due in more than two years but not more than five years	—	39

	445	820

Total due within one year or on demand	1,208	1,888
Total due in more than one year but not more than two years	40	405
Total due in more than two years but not more than five years	—	39

	1,248	2,332

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

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

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities (i) £’000	Financial liabilities on which no interest is paid(iii) £’000	Total £’000
At 30 September 2005
Sterling assets/(liabilities)	2,000	153,000	(445)	(803)	153,752
United States Dollar assets	—	21,357	—	—	21,357
Other assets	—	4	—	—	4

Book value	2,000	174,361	(445)	(803)	175,113

Fair value	2,000	174,415	(445)	(803)	175,167

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities (i) £’000	Financial liabilities on which no interest is paid (iii) £’000	Total £’000
At 30 September 2004
Sterling assets/(liabilities)	8,000	84,758	(820)	(608)	91,330
United States Dollar assets	—	1,571	—	—	1,571
Other assets	—	3	—	—	3

Book value	8,000	86,332	(820)	(608)	92,904

Fair value	7,969	86,343	(820)	(608)	92,884

(i)	Interest rates determined for more than one year.

(ii)	Interest rates determined at least once a year.

(iii)	Net of offsets, where applicable.

In addition, CAT holds shares in MorphoSys at a cost of £2,299,000 (2004: £3,157,000) as fixed asset investments which are non-interest bearing. (See note 12.)

17 Financial instruments cont.

The weighted average return on the fixed rate financial assets was 4.8% (2004: 4.5%), which was fixed over a weighted average term of 1.0 years (2004: 1.5 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was 14.8% (2004: 14.8%) which was fixed over a weighted average term of 3.8 years (2004: 3.8 years).

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. There are no undrawn committed borrowing facilities. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures At the year end the Group’s individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2005
Functional currency: Sterling	22,858	—	(39)	22,819
United States Dollar	—	(11,777)	—	(11,777)

	22,858	(11,777)	(39)	11,042

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2004
Functional currency: Sterling	820	—	(395)	425
United States Dollar	—	(7,587)	—	(7,587)

	820	(7,587)	(395)	(7,162)

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18 Called-up share capital and share premium

Authorised	2005 £’000	2004 £’000
75,000,000 (2004: 75,000,000) ordinary shares of 10p each	7,500	7,500

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

Allotted, called-up and fully paid	10p ordinary shares Number	Issued share capital £’000	Share premium £’000
At 1 October 2004	41,109,938	4,111	226,829
Issued to the Share Incentive Plan	109,450	11	568
Exercise of options	189,551	19	645
In lieu of fees(i)	12,946	1	80
To AstraZeneca (as part of a subscription agreement) in December 2004(ii)(iii)	10,217,983	1,022	73,682

At 30 September 2005	51,639,868	5,164	301,804

(i)	All Non-Executive Directors elected to take 25% of their basic annual fees in shares.

(ii)	Net of expenses.

(iii)	Shares were issued at a price of £7.34 per share, representing a premium of 27.3% over the average closing price of a CAT share for the five days preceding the execution of the Subscription Agreement.

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

Company Share Option Plan (CSOP) The CSOP was approved and came into operation in 1997 and consists of two parts. The CSOP part A is Inland Revenue approved and CSOP part B is unapproved. Employees of Cambridge Antibody Technology Group plc and its wholly owned subsidiary Cambridge Antibody Technology Limited, including Executive Directors, are eligible for the grant of options under both parts of the CSOP; employees of Cambridge Antibody Technology Inc. are eligible for the grant of options under part B of the CSOP. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B.

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

For option grants of up to 1.5 times basic salary, the Remuneration Committee has determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must exceed the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends on the third anniversary of the date of grant. In the event that this performance condition has not been met on the third anniversary of the date of grant the condition can be tested again on the fourth anniversary of the date of grant. If after the fourth anniversary of the date of grant the option has still not vested, it will irrevocably lapse.

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

For all option grants from 15 November 2004, the figure which is used for CAT’s share price in determining whether or not options have become exercisable is the closing price of a share as derived from the London Stock Exchange Daily Official List averaged over a period of 90 consecutive business days. This reduces the possibility of options becoming exercisable when there is a short term fluctuation in the share price.

Share Incentive Plan (SIP) The Company has established an Inland Revenue approved SIP which complies with Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP has four elements: free shares, partnership shares, matching shares and dividend shares. The Company does not operate the dividend share element of the scheme. Free shares can be appropriated to employees with a maximum market value of £3,000 per employee per tax year. The shares are offered on similar terms to all eligible employees and include a performance-related element. All of CAT’s employees and Executive Directors employed on 31 March in the relevant financial year are eligible for the award of free shares. Partnership shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10% of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. Under the rules of the SIP the Directors are given discretion to determine the ratio of partnership shares to matching shares. The Board has the discretion to amend this ratio if it so determines. The ratio is currently 1:1. Free shares and matching shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances.

Executive Incentive Plan (EIP) The operation of the EIP is supervised by the Remuneration Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) To deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) As a co-investment scheme whereby an investment made by a participant in the Company’s shares. These may either be shares purchased on the London Stock Exchange (or such other market or exchange on which shares may be freely bought or sold) or shares which are newly issued for a consideration which equates to a value per share of the average mid market quotation for one share in the Company as derived on the London Stock Exchange Daly Official List for the three days preceding the issue and allotment of the shares from personal funds (Invested Shares), for example through a reinvestment of part of an annual bonus, is matched with free shares (Matching Shares). These matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

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

Matching Awards The performance condition will be based on the Company’s Total Shareholder Return as compared with The NASDAQ Biotechnology Index and the London Stock Exchange’s Techmark Mediscience Index. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

Performance ranking after three years	Rates of Matching Awards to Invested Shares
Upper Quartile	2:1
Between Median and	Pro rata between
Upper Quartile	0.25:1 and 2:1
Median	0.25:1
Below Median	zero

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

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

18 Called-up share capital and share premium cont.

At 30 September 2005 options had been granted over ordinary shares of the Company as follows:

	Exercise price		Earliest date exercisable	Latest date exercisable	Notes		Maximum number
Old schemes	US$	4.80	19 Apr 1999	19 Apr 2006			75,000
		£3.00	4 Sept 1999	3 Sept 2006			1,500
CSOP		£5.00	24 Mar 2000	23 Mar 2007	(i	)	24,700
		£5.00	24 Mar 2000	23 Mar 2007	(i	)	28,700
		£5.00	19 Dec 2000	18 Dec 2007	(i	)	20,500
		£5.00	25 Jun 2001	24 Jun 2008	(i	)	25,000
		£5.00	27 Nov 2001	26 Nov 2008	(i	)	15,000
		£2.42	27 Nov 2001	26 Nov 2005	(i	)	44,061
		£2.42	27 Nov 2001	26 Nov 2008	(i	)	19,224
		£2.87	3 Dec 2002	2 Dec 2006	(i	)	189,216
		£2.87	3 Dec 2002	2 Dec 2009	(i	)	31,163
		£30.54	1 Dec 2003	30 Nov 2007	(iii	)	9,360
		£30.54	1 Dec 2003	30 Nov 2010	(iii	)	1,063
		£25.66	25 May 2004	24 May 2011	(iii	)	487
		£17.07	30 Nov 2004	29 Nov 2008	(ii	)	27,322
		£17.07	30 Nov 2004	29 Nov 2011	(ii	)	31,341
		£17.04	4 Dec 2004	3 Dec 2008	(ii	)	63,252
		£17.04	4 Dec 2004	3 Dec 2011	(ii	)	1,341
		£10.83	24 May 2005	23 May 2012	(ii	)	76,034
		£5.13	22 Nov 2005	21 Nov 2012	(ii	)	193,665
		£5.13	22 Nov 2005	21 Nov 2012	(iv	)	35,796
		£4.60	23 May 2006	22 May 2013	(ii	)	201,064
		£4.60	23 May 2006	22 May 2013	(iv	)	36,739
		£4.31	21 Nov 2006	20 Nov 2013	(ii	)	227,160
		£4.38	12 Dec 2006	11 Dec 2013	(ii	)	5,000
		£5.24	21 May 2007	20 May 2014	(ii	)	127,959
CSOP – granted in year and outstanding at 30 September 2005		£5.95	29 Nov 2007	28 Nov 2014	(vi	)	199,200
		£7.22	30 Dec 2007	29 Dec 2014	(vi	)	6,000
		£5.69	19 May 2008	18 May 2015	(vi	)	81,720
EIP		£0.10	20 Feb 2007	19 Feb 2010	(iv	)	113,373
		£0.10	20 Feb 2007	19 Feb 2010	(v	)	43,506
		£0.10	25 May 2007	24 May 2010	(iv	)	19,742
EIP – granted in year and outstanding at 30 September 2005		£0.10	30 Dec 2007	30 Dec 2010	(iv	)	113,247
		£0.10	4 Mar 2008	4 Mar 2011	(v	)	26,979
		£0.10	24 May 2008	24 May 2011	(iv	)	18,442

Total							2,133,856

(i)	These options were subject to the condition as stated in note (ii) below. This condition had been satisfied as at 30 September 2005.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii)	These options have failed to meet the performance condition as stated in (ii) above. Under the rules of the CSOP there are however certain circumstances where the option will become exercisable eg, in the case of redundancy notwithstanding the fact that the performance condition has not been satisfied. Certain of the options granted on these dates have not therefore lapsed notwithstanding the fact the performance condition has not been met.

(iv)	The extent to which the option or award will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%. In relation to the CSOP there are certain circumstances where this condition may not apply. These are detailed in note (ii) above. In relation to the EIP, the Remuneration Committee has discretion to determine the extent to which the performance condition will apply in certain circumstances eg, in relation to redundancy.

(v)	The applicable Performance Condition is described above under the heading Executive Incentive Plan. In relation to the EIP, the Remuneration Committee has discretion to determine the extent to which the performance condition will apply in certain circumstances eg, in relation to redundancy.

(vi)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index. The specified period begins on the date of grant and ends on either the third or the fourth anniversary of the grant date. There are certain circumstances where this performance condition may not apply. These are detailed in note (ii) above.

19 Profit and loss account and other reserve

	Group Profit and loss £’000	Group Other reserve £’000	Company Profit and loss £’000
At 1 October 2004	(159,314)	13,456	25,839
Retained (loss)/profit for the year	(1,577)	—	3,708
Employee share options(i)	286	—	—
Foreign exchange translation	(413)	—	—

At 30 September 2005	(161,018)	13,456	29,547

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. This is offset by a credit to the profit and loss account reserve.

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20 Reconciliation of movements in Group shareholders’ funds

	2005 £’000	2004 £’000
Loss for the financial year	(1,577)	(38,126)
Other recognised gains and losses relating to the year	(413)	1,099

	(1,990)	(37,027)
New shares issued (net of expenses)	76,028	14,223
Employee share options	286	144

Net increase/(decrease) in shareholders’ funds	74,324	(22,660)
Opening shareholders’ funds	85,082	107,742

Closing shareholders’ funds	159,406	85,082

21 Reconciliation of operating loss to operating cash flows

	2005 £’000	2004 £’000	2003 £’000
Operating loss	(9,265)	(42,192)	(46,124)
Depreciation charge	2,693	2,826	2,989
Amortisation and impairment of intangible assets	3,251	1,051	1,050
(Profit)/loss on disposal of fixed assets	(2)	(3)	94
Shares received from MorphoSys	—	—	(3,589)
Write down of fixed asset investment	—	215	—
EIP charge	286	144	—
Increase in debtors	(8,871)	(24)	(1,285)
(Decrease)/increase in deferred income	(2,258)	4,086	10,597
Increase in creditors (excluding deferred income)	14,005	2,830	449

Net cash outflow from operating activities	(161)	(31,067)	(35,819)

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

22 Analysis of cash flows

	2005 £’000	2004 £’000	2003 £’000
Returns on investments and servicing of finance:
Interest received	6,272	4,295	5,095
Interest element of finance lease rentals	(49)	(78)	(46)

Net cash inflow	6,223	4,217	5,049

Taxation:
Research and development tax credit received	—	—	5,785
Overseas tax paid	—	(64)	(575)

Net cash (outflow)/inflow	—	(64)	5,210

Capital expenditure and financial investment:
Purchase of intangible fixed assets	—	—	(2,673)
Purchase of tangible fixed assets	(1,998)	(1,032)	(5,413)
Proceeds from the sale of tangible fixed assets	2	6	4
Proceeds from the sale of fixed asset investments	2,104	—	—

Net cash inflow/(outflow)	108	(1,026)	(8,082)

Management of liquid resources:
Decrease/(increase) in term deposits	10,750	(11,647)	1,769
Net (purchase)/sale of securities	(74,271)	27,004	17,009

Net cash (outflow)/inflow	(63,521)	15,357	18,778

Financing:
Issue of ordinary share capital	76,028	14,223	10,562
Proceeds from new finance lease commitments	—	—	1,389
Capital elements of finance lease rental payments	(375)	(348)	(221)

Net cash inflow	75,653	13,875	11,730

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

23 Analysis and reconciliation of net funds

	1 October 2004 £’000	Cash flow £’000	Exchange movement £’000	30 September 2005 £’000
Cash at bank and in hand	2,678	17,593	10	20,281
Overdrafts	(1,512)	709	—	(803)

		18,302	10
Liquid resources	92,559	63,521	—	156,080

Net cash and liquid resources	93,725	81,823	10	175,558
Finance leases	(820)	375	—	(445)

Net funds	92,905	82,198	10	175,113

23 Analysis and reconciliation of net funds cont.

	2005 £’000	2004 £’000	2003 £’000
Increase/(decrease) in cash in the year	18,302	1,292	(3,134)
Decrease/(increase) in liquid resources	63,521	(15,357)	(18,778)
Cash outflow/(inflow) from increase in lease financing	375	348	(1,168)

Change in net funds resulting from cash flows	82,198	(13,717)	(23,080)
Exchange movement	10	(38)	(35)

Movement in net funds in year	82,208	(13,755)	(23,115)
Net funds at 1 October 2004	92,905	106,660	129,775

Net funds at 30 September 2005	175,113	92,905	106,660

24 Financial commitments

Capital commitments of the Group were as follows:

	Group 2005 £’000	Group 2004 £’000
Contracted but not provided for	70	2

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

	Land and buildings 2005 £’000	Other 2005 £’000	Land and buildings 2004 £’000	Other 2004 £’000
Expiry date:
– within one year	—	—	—	—
– between two and five years	—	128	—	64
– after five years	1,957	—	2,001	—

The Company had no capital or operating lease commitments.

In addition to the commitments above, as of 1 October 2005 CAT expects to fund the alliance it has with Genzyme a further US$25 million over the course of fiscal years 2006, 2007 and part of 2008, under an amended collaboration agreement with Genzyme. Due to the nature of this collaborative arrangement it does not give rise to specified cash outflows, the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and Genzyme have yet to determine the level of funding beyond that point.

As part of the Alliance CAT has with AstraZeneca, it was agreed that both parties would jointly fund the cost of a minimum of 25 discovery programmes that will be initiated over the first five-year discovery phase. The research funding is expected to be a minimum of US$175 million that AstraZeneca and CAT would commit to on a 50:50 basis. CAT has the option of co-investing in all programmes through to Clinical Proof of Concept, and of continuing to fund jointly the development of one in every five product candidates that reach Clinical Proof of Concept up to product launch. As of 1 October 2005, based on the current programme budgets for the six Discovery projects currently being worked on in the Alliance, CAT has a financial commitment of US$19 million to the Alliance over the course of fiscal years 2006 to 2008. Again the timing of such funding may vary depending on the progress of product development under the collaboration. CAT and AstraZeneca intend to commence a further five programmes during 2006, CAT will be committed to fund fifty per cent of these programme costs in addition to the six currently being worked on. CAT’s financial commitment is represented in part by an obligation to provide substantial human resource to the Alliance over the next five years. Based on current programme plans, CAT is forecast to incur more than fifty per cent of the total programme costs within the Alliance over the next few years and therefore, expects to receive cash reimbursements from AstraZeneca to reapportion total alliance costs on a 50:50 basis.

25 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2005 were £1,061,000 (2004: £1,009,000; 2003: £988,000).

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

26 Post balance sheet event

In addition to the Settlement Agreement reached with Abbott, which, other than in respect of the royalty buy-out from CAT’s licensors, has been accounted for as an adjusting post balance sheet event, as described in note 2, the following post balance sheet event occurred. This has not been accounted for in the results for the year ended 30 September 2005.

On 1 November 2005, CAT announced the acquisition of product candidates GCR-3888 and GCR-8015 from Genencor, a subsidiary of Danisco, based in Palo Alto, California. CAT has hired ten key former staff of Genencor who will continue to be responsible for the development of these programmes, and has thereby established a CAT operation in the US for the first time. This will be based in Palo Alto, California.

The consideration for the acquisition is up to US$16 million, of which US$14 million was paid by CAT on closing, on 4 November 2005. Simultaneously Genencor subscribed US$14 million for 1,170,277 new CAT ordinary shares. CAT may be required to pay Genencor additional consideration of up to US$2 million, payable in either cash or shares at CAT’s option contingent on the availability for use in a clinical trial of bulk product material of GCR-8015 produced by Genencor.

27 Litigation

In November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the levels of royalties due to CAT under a license agreement between the parties. In December 2004 the High Court ruled in CAT’S favour. In January 2005 the Judge denied Abbott leave to appeal and further ordered that Abbott contribute to CAT’s legal costs. In February 2005 the Court of Appeal granted leave to appeal and a hearing was set for October 2005. Since year end the matter was settled and the hearing did not take place. Financial terms of the settlement are disclosed in note 2. Under the terms of the Settlement Agreement, Abbott will pay CAT a reduced royalty of 2.688% together with five annual payments of US$9.375 million commencing January 2006 contingent on the continued sale of HUMIRA. $2 million from each of these payments will be payable to CAT’s licensors. CAT will also retain royalties previously received from Abbott up to 31 December 2004 net of £7.6 million which will be paid to CAT’s licensors. In addition, Abbott paid CAT US$255 million which CAT paid to its licensors the Medical Research Council, Scripps Institute and Stratagene in lieu of their entitlement to royalties on sales of HUMIRA. Abbott will also pay a reduced royalty of 4.75% on any future sales of ABT-874 (a second drug candidate covered by the licence agreement) from which CAT will pay a portion to the MRC and other licensors pursuant to CAT’s prior arrangements with them.

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

Reconciliation of net loss from UK GAAP to US GAAP

	Notes		2005 £’000	2004 £’000	2003 £’000
Net loss as reported under UK GAAP			(1,577)	(38,126)	(39,191)
Adjustments for:(i)
Compensation costs under variable plan accounting for stock options	(a	)	—	—	(597)
Acquisition of Aptein Inc.	(b	)	(16)	(16)	(16)
Revenue recognition	(c	)	422	422	422
Accounting for National Insurance on share options	(d	)	15	2	13
Employee share options	(e	)	286	144	—
Direct costs	(f	)	(909)	909	—
Foreign exchange difference	(g	)	241	(20)	(250)

Net loss as reported under US GAAP			(1,538)	(36,685)	(39,619)

(i)	The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

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

	2005		2004		2003
Basic and diluted net loss per ordinary share (pence)	3.1	p	89.8	p	108.7	p
Shares used in computing net loss per ordinary share (number)	49,381,476		40,866,684		36,440,993
Antidilutive securities, not included above (number)	679,011		352,176		289,640

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders’ funds from UK GAAP to US GAAP

	Notes		2005 £’000	2004 £’000	2003 £’000
Shareholders’ funds as reported under UK GAAP			159,406	85,082	107,742
Acquisition of Aptein Inc.	(b	)	79	95	111
Revenue recognition	(c	)	(1,109)	(1,531)	(1,953)
Accounting for National Insurance on stock options	(d	)	111	96	94
Direct costs	(f	)	—	909	—
Unrealised holding gain on available for sale securities (net of deferred tax provision)	(h	)	4,616	5,493	106

Shareholders’ funds as reported under US GAAP			163,103	90,144	106,100

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

Movement in shareholders’ equity under US GAAP

	Number of shares	Share capital £’000	Share premium account £’000	Other reserve £’000	Accumulated loss £’000	Total shareholders’ equity £’000
Balance, 30 September 2003	38,338,320	3,834	230,583	13,497	(141,814)	106,100
Shares issued	2,771,618	277	13,946	—	—	14,223
Foreign exchange translation	—	—	—	—	1,119	1,119
Unrealised holding gain on available for sale securities	—	—	—	—	5,387	5,387
Net loss for the year under US GAAP	—	—	—	—	(36,685)	(36,685)

Total comprehensive loss					(30,179)

Balance, 30 September 2004	41,109,938	4,111	244,529	13,497	(171,993)	90,144
Shares issued	10,529,930	1,053	74,975	—	—	76,028
Foreign exchange translation	—	—	—	—	(654)	(654)
Unrealised holding gain on available for sale securities (net of deferred tax provision)	—	—	—	—	(877)	(877)
Net loss for the year under US GAAP	—	—	—	—	(1,538)	(1,538)

Total comprehensive loss					(3,069)

Balance, 30 September 2005	51,639,868	5,164	319,504	13,497	(175,062)	163,103

Total accumulated other comprehensive loss at 30 September 2004 was £8,056,000 (£2,563,000 – foreign currency translations; £5,493,000 – unrealised gain on available for sale securities) and at 30 September 2005 was £6,525,000 (£1,909,000 – foreign currency translations; £4,616,000 – unrealised gain on available for sale securities).

The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

(a) Compensation costs under variable plan accounting for stock options CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees’, the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. Compensation cost recorded for US GAAP purposes in the year ended 30 September 2003 of £597,000 represents the difference between the CAT share price and the exercise price on the US GAAP measurement date for options where the performance period expired. For UK GAAP purposes, as indicated above, such options were accounted for at the time of the initial grant.

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

28 Reconciliation to US GAAP cont.

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

During the years ended 30 September 2005, 2004 and 2003 licence revenues under US GAAP were therefore £422,000 higher due to the recognition of deferred income in the period.

(d) Accounting for National Insurance on share options Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision has been made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value. The provision at 30 September 2005 was £111,000 and the net charge for the year then ended amounted to £15,000.

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

(f) Direct costs The Company receives royalties on product sales, and under certain licences and collaboration agreements royalties are then payable to the Medical Research Council and other licensors. In respect of product sales of HUMIRA, the amounts payable to the Medical Research Council and other licensors were dependent on the outcome of the legal proceedings between CAT and Abbott.

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

The Company accounted for the royalties potentially payable to the Medical Research Council by applying the principles of FRS 12, and recognised a provision using the mid-point of the expected range of possible outcomes in the 2004 financial year.

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

Accordingly, under US GAAP, the Company did not recognise a provision in the 2004 financial year as the obligation was not probable and hence, an additional liability was not incurred in respect of the contingent element of royalties discussed above.

Subsequent to the Settlement Agreement reached with Abbott (see note 2 for further details) final amounts due to CAT’s licensors have been agreed between the parties. The reconciling item recorded in 2004 has therefore been reversed in 2005.

(g) Foreign currency translation Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

(h) Publicly traded investments In August 2003, CAT received 588,160 newly issued shares from MorphoSys under the terms of the agreement, dated 23 December 2002. Under UK GAAP the value of the majority of these shares (to which CAT is entitled) has been classified as a fixed asset investment, the remainder, being the amount due to The Scripps Research Institute, Stratagene and the Medical Research Council, as a current asset investment, at the value of the shares on the date they were received, less any provision for impairment. CAT holds no other publicly traded investments.

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

A deferred tax liability has been recognised, and offset against, the unrealised holding gain on available for sale securities. Refer to note (i) below for further details on the basis of recognition of deferred tax liabilities and assets.

(i) Taxation Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2005, 2004 and 2003, CAT had approximately £133 million, £133 million and £100 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

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

	2005 £’000	2004 Restated £’000	2003 Restated £’000
Net cash provided by/(used) in operating activities	5,353	(26,546)	(24,416)
Net cash provided (used in)/by investing activities	(31,891)	18,977	21,376
Net cash provided by financing activities	75,653	13,875	10,341
Effects of exchange rate changes on cash and cash equivalents	10	(38)	(35)

Increase/(decrease) in cash and cash equivalents	49,125	6,268	7,266
Beginning cash and cash equivalents(i)	27,243	20,975	13,709

Ending cash and cash equivalents	76,368	27,243	20,975

(i)	The US GAAP comparatives have been restated as a result of re-aligning the classification between cash and cash equivalents and short term investments in 2005. This treatment is now in line with the treatment which will be adopted under IFRS. See below for further details.

28 Reconciliation to US GAAP cont.

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is presented below for the years ended 30 September:

	2005 £’000	2004 Restated £’000	2003 Restated £’000
Operating activities:
Net cash used in operating activities under UK GAAP	(161)	(31,067)	(35,819)
Returns on investments and servicing of finance	6,223	4,217	5,049
Taxation	—	(64)	5,210
(Decrease)/increase in bank overdrafts	(709)	368	1,144

Net cash provided by/(used in) operating activities under US GAAP	5,353	(26,546)	(24,416)

Investing activities:
Capital expenditure and financial investment under UK GAAP	108	(1,026)	(8,082)
Sale of tangible fixed assets	—	—	1,389
Management of liquid resources under UK GAAP	(63,521)	15,357	18,778
Cash equivalents with a maturity of less than three months	31,522	4,646	9,291

Net cash (used in)/provided by investing activities	(31,891)	18,977	21,376

Financing activities:
Financing activities under UK GAAP	75,653	13,875	11,730
Proceeds from new finance lease commitments	—	—	(1,389)

Net cash provided by financing activities under US GAAP	75,653	13,875	10,341

Movement in cash:
Increase/(decrease) in cash under UK GAAP	18,302	1,292	(3,134)
Cash equivalents with a maturity of less than three months	31,522	4,646	9,291
Effects of exchange rate changes on cash and cash equivalents	10	(38)	(35)
(Decrease)/increase in bank overdrafts	(709)	368	1,144

	49,125	6,268	7,266

Restatement

	2004 £’000	2003 £’000
Investing activities:
Cash equivalents with a maturity of less than three months	(10,430)	7,491
As stated previously
Restated	4,646	9,291

Increase in net cash provided by investing activities as a result of the restatement	15,076	1,800

Movement in cash:
As stated previously	(8,808)	5,466
Restated	6,268	7,266

Increase in cash as a result of the restatement	15,076	1,800

Ending cash and cash equivalents:
As stated previously	65,237	74,045
Restated	27,243	20,975

Decrease in cash and cash equivalents as a result of the restatement	37,994	53,070

Accounting for share-based compensation As permitted under SFAS 123, ‘Accounting for Stock-Based Compensation’, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25, ‘Accounting for Stock Issued to Employees’. Accordingly, for the years ended 30 September 2005 and 2004 compensation expenses of nil, and for the year ended 30 September 2003 compensation expenses of £597,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company’s charge to income for the years ended 30 September 2005, 2004 and 2003 would have been £1,314,000, £1,989,000 and £2,326,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

		2005 £’000		2004 £’000		2003 £’000
Net loss, as reported		(1,538)		(36,685)		(39,619)
Add:	Stock-based employee compensation expense included in reported net loss	—		—		597
Deduct:	Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,314)		(1,989)		(2,326)

Pro forma net loss		(2,852)		(38,674)		(41,348)

Loss per share
Basic – as reported		3.1	p	89.8	p	108.7	p
Basic – pro forma		5.8	p	94.6	p	113.5	p

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

Year ending	Dividend yield	Annual standard deviation (volatility)	Risk-free interest rate	Expected life Years
30 September 2005	0%	55%	4.5%	5.4
30 September 2004	0%	65%	4.9%	5.4
30 September 2003	0%	65%	4.2%	5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to ‘WAEP’, Weighted Average Fair Value to ‘WAFV’ and Weighted Average Remaining Contractual Life to ‘WARCL’.

The movement in options outstanding during the three years ended 30 September 2005, 2004 and 2003, is summarised in the following table:

	2005		2004		2003
	Number	WAEP £	Number	WAEP £	Number	WAEP £
Outstanding at 1 October	1,960,116	6.30	1,726,607	6.94	1,501,807	6.97
Granted during the year	367,632	4.72	491,495	3.78	522,762	4.88
Exercised during the year	(189,551)	3.50	(129,327)	2.89	(188,447)	2.77
Forfeited during the year	(154,963)	17.53	(128,659)	8.72	(35,360)	8.43
Expired during the year	—	—	—	—	(74,155)	2.87

Outstanding at 30 September(i)	1,983,234	5.39	1,960,116	6.30	1,726,607	6.94

Exercisable at 30 September	724,269	6.97	761,987	6.10	862,977	3.42

The following table summarises the value of options granted during the years ending 30 September 2005, 2004 and 2003.

	2005		2004		2003
Exercise price relative to market price	WAFV £	WAEP £	WAFV £	WAEP £	WAFV £	WAEP £
Equals	—	—	—	—	—	—
Exceeds	3.79	7.22	2.79	4.62	—	—
Is less than	3.89	4.68	4.65	0.10	3.10	4.88

Total	3.89	4.72	3.14	3.78	3.10	4.88

The following tables summarise information about the stock options outstanding at 30 September 2005, 2004 and 2003.

	Outstanding as at 30 September 2005			Exercisable as at 30 September 2005
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	144,662	0.10	4.89	—	—
1 – 2.99	308,664	2.65	1.33	308,664	2.65
3 – 4.99	546,463	4.28	6.86	76,500	3.16
5 – 9.99	758,240	5.42	7.36	113,900	5.00
10 – 19.99	214,295	14.41	6.37	214,295	14.41
20 – 31	10,910	30.32	2.62	10,910	30.32

Total	1,983,234	5.39	5.97	724,269	6.97

(i)	The stock options outstanding at 30 September 2005, 2004 and 2003 shown above do not include the total potential number of awards that could be granted under the matching element of the Executive Incentive Plan. The total number of awards that could be granted under this scheme are detailed in note 18. The applicable Performance Condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report. All other options granted under the terms of the CSOP, detailed in note 18, have been included in the Black-Scholes calculation.

28 Reconciliation to US GAAP cont.

	Outstanding as at 30 September 2004				Exercisable as at 30 September 2004
Range of exercise prices £	Number		WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	91,253		0.10	5.42	—	—
1 – 2.99	421,763		2.65	2.45	421,763	2.65
3 – 4.99	572,548		4.28	7.92	76,500	3.16
5 – 9.99	551,516		5.12	6.42	183,775	5.02
10 – 19.99	243,087		14.71	7.35	—	—
20 – 31	79,949		29.61	4.31	79,949	29.61

Total	1,960,116	(i)	6.30	5.99	761,987	6.10

	Outstanding as at 30 September 2003			Exercisable as at 30 September 2003
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	547,160	2.66	3.41	547,160	2.66
3 – 4.99	322,063	4.25	7.93	77,929	3.16
5 – 9.99	502,317	5.08	6.12	234,760	5.02
10 – 19.99	264,326	14.88	8.34	—	—
20 – 31	90,741	29.45	5.32	3,128	23.03

Total	1,726,607	6.94	5.90	862,977	3.42

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30%) to loss before taxation, using UK GAAP measurement principles, is as follows:

	2005 £’000	2004 £’000	2003 £’000
Income tax expense computed at statutory income tax rate	(159)	(11,418)	(12,530)
Permanent differences	751	806	(438)
Research and development tax credit claimed	—	—	(3,148)
Prior year adjustment to UK losses brought forward	(69)	45	6,056
Prior year adjustment to US losses brought forward	—	1,242	1,556
Change in valuation allowance	524	9,325	5,356
Foreign tax suffered	—	64	—

Charge/(credit) for income taxes	1,047	64	(3,148)

Under UK GAAP, withholding taxes are included within the corporation tax charge for the year. Under US GAAP, the withholding tax is reclassified and presented as a component of general and administrative expenses.

ACCOUNTS AND NOTES | NOTES TO THE FINANCIAL STATEMENTS CONT.

28 Reconciliation to US GAAP cont.

Net deferred taxes are analysed as follows:

	2005 £’000	2004 £’000	2003 £’000
Deferred tax assets:
Losses carried forward	39,450	39,272	30,154
Other short term timing differences	—	—	—

	39,450	39,272	30,154
Valuation allowance	(37,650)	(37,125)	(27,800)

Net deferred tax asset	1,800	2,147	2,354
Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(1,976)	(2,315)	(2,354)
Other short term timing differences	176	168	—
Unrealised gain on available for sale securities	2,178	—	—

Net deferred taxes - Liability	2,178	—	—

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

As at 30 September 2005 the Group had approximately £133 million of tax losses available to carry forward indefinitely against future trading profits.

Aptein, the Group’s only overseas subsidiary, has no distributable earnings and therefore no provision has been made for the deferred tax liability in respect of earnings to be distributed from Aptein to the United Kingdom.

There are no deferred taxes recorded in the current year as there are net operating losses that fully offset the deferred tax liability.

Accounting pronouncements In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), “Share-based payment”, which requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The revised statement eliminates the alternative of using APB Opinion 25 intrinsic value method of accounting that was provided for in SFAS 123 as originally issued. SFAS 123 (revised 2004) is effective no later than the beginning of the first fiscal year beginning after 15 December 2005. CAT has not evaluated what the effect would be on the CAT’s financial position.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”. APB 29 requires that nonmonetary exchanges of assets be recorded at fair value with an exception for exchanges of similar productive assets, which can be recorded on a carryover basis. SFAS 153 eliminates the current exception and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges that take place in fiscal periods beginning after 15 June 2005, however earlier application is permitted. It is uncertain what effect, if any, this statement will have on CAT, adoption is on a prospective basis.

In May 2005, the FASB issued SFAS 154, “Accounting changes and error corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective in fiscal years beginning after 15 December 2005, however, earlier application is permitted. Management does not expect the impact of this new statement to be material to CAT’s financial position, adoption is on a prospective basis.

FIVE YEAR SUMMARY

Our audited historical consolidated financial statements are presented in British pounds Sterling and are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP to US GAAP, as well as a summary of principal differences between UK GAAP and US GAAP applicable to us, are presented in note 28 to our audited historical consolidated financial statements included elsewhere in this Annual Report.

The following summary financial data should be read in conjunction with the “Operational Review” and “Financial Review” and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended 30 September 2005, 2004, 2003, 2002 and 2001, and the consolidated balance sheet data at 28 September 2005, 2004, 2003, 2002 and 2001 have been derived from our audited historical consolidated financial statements, but do not, however, constitute our statutory accounts within the meaning of Section 240 of the Companies Act 1985 in the United Kingdom.

Income statement	2005 £’000		2004 £’000		2003 £’000		2002 £’000		2001 £’000
UK GAAP
Turnover	49,242	(ii)	15,925		8,743		9,471		7,121
Gross profit	38,739		12,902		8,053		9,391		6,770
Research and development expenses	39,170		44,125		44,981		31,307		21,393
General and administration expenses	8,834		10,969		9,196		16,234		6,443
Operating loss	(9,265)		(42,192)		(46,124)		(38,150)		(21,066)
Net loss on ordinary activities before taxation	(530)		(38,062)		(41,764)		(31,764)		(11,771)
Taxation on loss on ordinary activities	(1,047)		(64)		2,573		3,557		—
Net loss	(1,577)		(38,126)		(39,191)		(28,207)		(11,771)
Net loss per share (basic and diluted)(i) (pence)	(3.2	p)	(93.3	p)	(107.5	p)	(78.7	p)	(33.3	p)

US GAAP
Turnover	49,664		16,347		9,165		9,893		7,543
Operating loss	(9,226)		(40,751)		(46,552)		(41,234)		(28,860)
Net loss	(1,538)		(36,685)		(39,619)		(31,291)		(19,565)
Basic and diluted net loss per share(i) (pence)	(3.1	p)	(89.8	p)	(108.7	p)	(87.3	p)	(55.4	p)

Balance sheet
UK GAAP
Cash and investments in liquid resources	176,361		95,237		108,972		129,775		156,813
Total assets	207,825		121,335		138,551		156,908		172,470
Current liabilities	(29,804)		(15,603)		(12,657)		(12,563)		(8,335)
Long term liabilities	(18,615)		(20,650)		(18,152)		(8,580)		(8,085)
Net assets	159,406		85,082		107,742		135,765		156,050
Shareholders’ funds – all equity	159,406		85,082		107,742		135,765		156,050
Number of ordinary shares outstanding	51,639,868		41,109,938		38,338,320		36,214,349		35,455,865

US GAAP
Cash and investments in liquid resources	176,361		95,237		108,972		129,775		156,813
Total assets	214,698		126,923		138,768		157,035		172,613
Current liabilities	(32,293)		(15,020)		(12,985)		(12,904)		(8,428)
Long term liabilities	(19,302)		(21,759)		(19,683)		(10,533)		(10,460)
Net assets	163,103		90,144		106,100		133,598		153,725
Shareholders’ funds – all equity	163,103		90,144		106,100		133,598		153,725

(i)	Under UK and US GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

(ii)	Restated. See Note 2.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

By:	/s/ John Aston
Name:	John Aston
Title:	Chief Financial Officer
Date:	March 3, 2006

S-1

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum of Association*

1.2	New Articles of Association

2.1	Specimen of ordinary share certificate**

2.2	Form of Deposit Agreement**

2.3	Form of ADR**

+4.1	License Agreement, dated as of January 7, 1997, between CAT and the Medical Research Council**

+4.2	Collaboration and Licence Agreement, dated November 21, 2004, by and between AstraZeneca UK Limited, Cambridge Antibody Technology Limited and Cambridge Antibody Technology Group PLC*****

4.3	Lease Agreement, relating to the lease of a building in South Cambridgeshire, England**

4.4	Lease Agreement, relating to facilities to be constructed in the future**

+4.5	Development and License agreement, dated April 1, 1995 by and between Cambridge Antibody Technology Limited and Knoll AG**

+4.6	Development and License Agreement, dated February 28, 1999, between Knoll AG and Cambridge Antibody Technology Limited**

+4.7	Amended and Restated License and Collaboration Agreement, dated as of September 19, 2003, between Cambridge Antibody Technology Limited and Genzyme Corporation****

+4.8	Collaboration Agreement, dated August 9, 1999, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.9	Antibody License Agreement, dated February 29, 2000, between Human Genome Sciences, Inc. and Cambridge Antibody Technology Limited**

+4.10	Research Collaboration and Service Agreement, dated March 29, 1999, by and among Genetics Institute, Inc. and Cambridge Antibody Technology Limited**

4.11	Not used.

4.12	Not used.

4.13	Form of Non-executive Director Service Agreement**

+4.14	Research, Development and Commercialization Agreement, dated January 24, 2001, between Elan Pharma International Limited and Cambridge Antibody Technology Limited***

+4.15	Commercial Manufacturing Services Agreement, dated November 23, 2001, between Cambridge Antibody Technology Limited and Lonza Biologics PLC*

+4.16	Antibody Library License Agreement, dated September 30, 2002, between Cambridge Antibody Technology Limited and Chugai Pharmaceutical Co., Ltd.****

4.17	The Cambridge Antibody Technology Group plc Executive Incentive Plan, dated February 4, 2005

4.18	Form of Service Agreement between Cambridge Antibody Technology Group PLC and (a) John Aston; and (b) Diane Mellett.****

4.19	Service Agreement, dated February 22, 2002, between Cambridge Antibody Technology Group PLC and Peter Chambré.****

4.20	Form of Indemnification Agreement between Cambridge Antibody Technology Group PLC and Directors

4.21	Settlement and Amendment Agreement, dated October 25, 2005, by and between Cambridge Antibody Technology Limited, Cambridge Antibody Technology Group plc, Abbott Biotechnology Ltd., Abbott GmbH & Co. KG and Abbott Laboratories

8.1	List of subsidiaries. The information required by this exhibit is contained in Note 12 (under the heading “Fixed asset investments”) to the financial statements included in this Form 20-F.

11.1	Code of Ethics of Cambridge Antibody Technology Group****

12.1	Certification of Peter Chambré pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John Aston pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Peter Chambré pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of John Aston pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Portions of Annual Report for the year ended September 30, 2005 that are incorporated herein by reference

15.2	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on November 25, 2005)

15.3	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on November 28, 2005)

15.4	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on December 1, 2005)

15.5	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on December 5, 2005)

15.6	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on December 20, 2005)

15.7	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on January 3, 2006)

15.8	Notification to London Stock Exchange of Interests in Directors and Connected Persons in the Registrant’s Shares (previously filed and previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K on February 9, 2006)

15.9	Consent of Deloitte & Touche

*	Filed with the Company’s Annual Report on Form 20-F/A for the 2002 Financial Year on October 14, 2003 under the same exhibit number.
**	Filed with the Company’s Registration Statement on Form 20-F/A, dated June 5, 2001 under the same exhibit number.
***	Filed with the Company’s Annual Report on Form 20-F/A for the 2001 Financial Year on October 14, 2003 under the same exhibit number.
****	Filed with the Company’s Annual Report on Form 20-F for the 2003 Financial Year on December 4, 2003 under the same exhibit number.
*****	Filed with the Company’s Annual Report on Form 20-F/A for the 2004 Financial Year on September 19, 2005 under the same exhibit number.
+	Confidential treatment requested for portions of this exhibit.